EXHIBIT 99.1

One StarPoint

Stamford, CT 06902

                    , 2015

Dear Stockholder,

I am pleased to inform you that on                     , 2015, the board of directors of Starwood Hotels & Resorts Worldwide Inc., or “Starwood,” approved the spin-off of Vistana Signature Experiences, Inc., or “Vistana,” a wholly owned subsidiary of Starwood. Upon completion of the spin-off, Starwood stockholders will own 100% of the outstanding shares of common stock of Vistana. Vistana will have the exclusive right to operate its vacation ownership business under the Westin and Sheraton brands, and the right to use the St. Regis and The Luxury Collection brands in connection with existing St. Regis and The Luxury Collection fractional residence properties. Starwood will concentrate on its lodging management and franchise business.

We believe that separating Vistana from Starwood so that Vistana can operate as an independent, publicly owned company is in the best interests of both Starwood and Vistana. The spin-off will permit both companies to benefit from sharpened strategic fit and focus; more efficient capital allocation; increased management focus; tailored recruiting, retention and incentive plans consistent with each company’s priorities; and improved investor choice and understanding of the business strategy and operating results of each company. Importantly, Vistana will also benefit from an ongoing affiliation with the award-winning SPG program.

The spin-off will permit both companies to tailor their business plans to best address market opportunities in their respective industries. Vistana will be positioned to grow faster and larger over time, including through development of real estate, while Starwood will further advance its long-standing asset-light strategy of separating real estate ownership from management and franchise operations. With two public companies, our stockholders will be able to pursue investment goals in either or both companies rather than one combined organization.

The spin-off will be completed by way of a pro rata distribution of Vistana common stock to our stockholders of record as of          p.m., Eastern time, on                     , 2015, the spin-off record date. Each Starwood stockholder will receive one share of Vistana common stock for every                  shares of Starwood common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, Starwood stockholders may request that their shares of Vistana common stock be transferred to a brokerage or other account at any time. No fractional shares of Vistana common stock will be issued. Fractional shares of Vistana common stock to which Starwood stockholders of record would otherwise be entitled will be aggregated and sold on the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Vistana common stock.

We expect that your receipt of shares of Vistana common stock in the spin-off will be tax-free for United States (“U.S.”) federal income tax purposes, except for cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws. The spin-off is subject to certain customary conditions including, among other things, the receipt of an opinion of tax counsel confirming, among other things, that the distribution of shares of Vistana common stock will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss by Starwood stockholders, except for cash received in lieu of fractional shares.

Stockholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Vistana common stock. Immediately following the spin-off, you will own common stock in Starwood and Vistana. Starwood’s common stock will continue to trade on the New York Stock Exchange under the symbol “HOT.” We intend to apply for Vistana to have its common stock listed on the New York Stock Exchange under the symbol “VSE.”

The enclosed information statement, which we are mailing to all Starwood stockholders, describes the spin-off in detail and contains important information about Vistana, including its historical combined financial statements. We urge you to read this information statement carefully.

We thank you for your continued support of Starwood and look forward to your support of Vistana in the future.

Yours sincerely,

Adam Aron
Chief Executive Officer
Starwood Hotels & Resorts Worldwide, Inc.

            , 2015

Dear Stockholder:

It is our pleasure to welcome you as a stockholder of our company. We will have the exclusive right to operate our vacation ownership business utilizing the Westin and Sheraton brands and the right to use the St. Regis and The Luxury Collection brands in connection with existing St. Regis and The Luxury Collection Residence Clubs. Our vacation ownership product offering will continue to provide access to all of Starwood Hotels & Resorts Worldwide, Inc.’s (“Starwood”) distinct brands in over 100 countries at approximately 1,200 properties through our ongoing affiliation with the award-winning SPG program.

As an independent, publicly owned company, we believe that we will benefit from sharpened strategic fit and focus; more efficient capital allocation; increased management focus; tailored recruiting, retention and incentive plans consistent with our company’s priorities; and improved investor choice and understanding of the business strategy and operating results of our company.

In addition to this filing, we have been working diligently to refine our new corporate identity. In evaluating our options, we solicited input from associates, corporate leadership and branding professionals. As such, we are pursuing an identity that complements the strength of the iconic Westin and Sheraton brands and harnesses the power of the SPG program – all of which are integral to our owners and guests’ affinity with our Company.

In selecting our corporate name, it became clear that one name stood out above the rest; an authentic name with an exceptional reputation that’s reflective of our 35-year track record of success. We are pleased to share with you our new corporate name, Vistana Signature Experiences, Inc., or “Vistana,” which will be effective following the completion of the spin-off. This new, yet familiar, name immediately evokes our proud past, while conveying an exciting future – all with a bold new look and feel.

On behalf of our over 5,300 colleagues at Vistana, we invite you to learn more about our company and our subsidiaries by reviewing the enclosed information statement. We look forward to our future as an independent, publicly owned company and to your support as a holder of Vistana common stock. We expect that Vistana common stock will be listed on the New York Stock Exchange under the symbol “VSE” in connection with the distribution of Vistana common stock by Starwood.

Very truly yours,

Matthew E. Avril
Chief Executive Officer-elect
Vistana Signature Experiences, Inc.

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED JUNE 16, 2015

PRELIMINARY INFORMATION STATEMENT

Vistana Signature Experiences, Inc.

Common Stock

(par value $0.01 per share)

We are sending this information statement to you in connection with the separation of Vistana Signature Experiences, Inc. and its subsidiaries (“Vistana”) from Starwood Hotels & Resorts Worldwide, Inc. (collectively with its predecessors and consolidated subsidiaries, other than, for all periods following the distribution, Vistana and its consolidated subsidiaries, “Starwood”), following which Vistana will be an independent, publicly owned company. As part of the separation, Starwood will undergo an internal reorganization, after which it will complete the separation by distributing all of the shares of Vistana common stock on a pro rata basis to the holders of Starwood common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the receipt of shares of Vistana common stock by Starwood stockholders in the distribution will be tax-free for United States (“U.S.”) federal income tax purposes, except for cash received in lieu of fractional shares, and Starwood has requested, and expects to receive, an opinion of tax counsel to that effect. Every holder of a share of Starwood common stock outstanding as of      p.m., Eastern Time, on             , 2015, the record date for the distribution, will receive one share of Vistana common stock for every          shares of Starwood common stock held. The distribution of shares will be made in book-entry form. Starwood will not distribute any fractional shares of Vistana common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of 12:01 a.m., Eastern Time, on             , 2015. Immediately after the distribution becomes effective, we will be an independent, publicly owned company.

No vote or action of Starwood stockholders is required in connection with the spin-off. We are not asking you for a proxy. Starwood stockholders will not be required to pay any consideration for the shares of Vistana common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Starwood common stock or take any other action in connection with the spin-off.

Starwood currently owns all of the outstanding shares of Vistana common stock. Accordingly, there is no current trading market for Vistana common stock. We expect, however, that a limited trading market for Vistana common stock, commonly known as a “when-issued” trading market, will develop beginning on or shortly before the record date for the distribution, and we expect “regular-way” trading of Vistana common stock will begin the first trading day after the distribution date. We intend to list Vistana common stock on the New York Stock Exchange (“NYSE”) under the ticker symbol “VSE.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors ” beginning on page 22 of this information statement for a discussion of certain factors that should be considered by recipients of our common stock.

We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this filing and may also elect to comply with certain reduced public company reporting requirements for future filings. See page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is             , 2015.

Stockholders of Starwood with inquiries related to the distribution should contact Starwood’s transfer agent, American Stock Transfer and Trust Company, at (800) 350-6202.

This information statement was first mailed to Starwood stockholders on or about             , 2015.

SUMMARY

This summary highlights information contained in this information statement and provides an overview of our company, our separation from Starwood and the distribution of Vistana Signature Experiences, Inc. common stock by Starwood to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under “Risk Factors” beginning on page 22 of this information statement, and our audited and unaudited historical combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements appearing elsewhere in this information statement. Except as otherwise indicated or unless the context otherwise requires, “Vistana,” “Company,” “our business,” “we,” “us” and “our” refer to Vistana Signature Experiences, Inc., its predecessors, which date back to 1980, and its consolidated subsidiaries after giving effect to the internal reorganization, and “Starwood” and “Parent” refer to Starwood Hotels & Resorts Worldwide, Inc., its predecessors and its consolidated subsidiaries, other than, for all periods following the distribution, Vistana and its consolidated subsidiaries, including the entities that own the Transferred Properties, as defined below.

Our Company

We are the exclusive worldwide developer, marketer, seller and manager of high-end vacation ownership properties for the upper-upscale Westin and Sheraton brands. Our vacation network consists of 19 vacation ownership resorts and three fractional residence properties located in key vacation markets in the United States, Mexico and the Caribbean. Our resorts and our affiliation with the Starwood Preferred Guest program (the “SPG Program”) provide our owners with world-class vacation experiences and access to approximately 1,200 Starwood hotels and resorts around the world. We generate most of our revenues from selling vacation ownership interests (“VOIs”), financing our customers’ VOI purchases, managing our resorts and vacation network and providing on-site rental and ancillary hospitality services.

During our 35-year operating history we have developed approximately 5,000 vacation ownership units, which we refer to as villas, sold more than $6 billion of VOIs and established an ownership base of approximately 220,000 owner-families. Our development experience ranges from hotel conversions to purpose-built single-site resorts. We expect to grow our business by developing additional phases at existing resorts and new resorts in existing markets, converting all or parts of our Transferred Properties to vacation ownership products and expanding our sales and distribution capabilities. Our “Transferred Properties” are the following hotel properties: Sheraton Kauai Resort, Sheraton Steamboat Resort, The Westin Resort & Spa, Los Cabos, The Westin Resort & Spa, Cancun and The Westin Resort & Spa, Puerto Vallarta.

Our Name

As we continue to work toward the completion of the spin-off process, we are pleased to unveil our new corporate name—Vistana Signature Experiences. This new, yet familiar, name builds on a 35-year history and our recognized reputation for excellence. While our name is familiar, our new look represents the exciting future opportunities that exist for our owners, associates, guests and stockholders as we seek to continue to deliver the exceptional experiences that our travelers have come to expect.

More than a reflection of our enduring history, we believe the name Vistana captures the essence of who we are: a forward-looking company that empowers travelers to expand their travel horizons and see the world in new and unexpected ways. Signature Experiences speaks to what our customers expect from us and what we deliver—personalized travel experiences that are unique and memorable—as unique as their own signature.

Vistana Signature Experiences will complement the strength of the iconic Westin and Sheraton brands and the power of the SPG Program—all of which resonate and connect with our owners and guests—and remain integral to their affinity with our Company and their use and enjoyment of our products and services.

We will continue to operate our business under the Starwood Vacation Ownership name until completion of the spin-off.

Our Strengths

We expect to grow our leadership in the industry by leveraging our strengths, which include:

•	World-Class Resorts in Key Locations with Year-Round Appeal. Our resorts are located in some of the most sought-after vacation destinations in North America and the Caribbean, including Orlando, Hawaii and Mexico.

•	Exclusive Use of the Westin and Sheraton Brands for Vacation Ownership and Affiliation with the SPG Program. We are affiliated with Westin and Sheraton, the largest brands in the Starwood network, comprising over 600 hotels and approximately 225,000 rooms. Our License Agreement and SPG Affiliation Agreement with Starwood will provide us with unique and significant customer acquisition and product use benefits. We also have access to Starwood’s customer database through which we can cost-effectively source customer information for VOI sales purposes. Furthermore, access to the SPG Program is a key value driver for our owners that adds to their enjoyment of our product and supports our sales effort.

•	Exceptional Product Usage Flexibility. Our vacation ownership program is structured to provide our owners with substantial product usage flexibility. Owners may use their VOIs in a variety of ways, including to reserve a unit of choice with preferred vacation dates or exchange their annual VOI occupancy right for stays at any of our vacation ownership resorts, stays at Starwood’s approximately 1,200 worldwide hotel and resort properties, special SPG Program offers and unique experiences or stays at vacation ownership properties outside of our network via third-party exchange companies.

•	Development Expertise. We have a long, successful record of strategically sourcing, evaluating and developing financially successful resorts in the most sought-after vacation destinations with access to high-end services and amenities. Our Company has developed over 5,000 villas across the United States, the Caribbean and Mexico. The scope of our resort development activities ranges from master-planned, large-scale developments, projects in a mixed-use environment to hotel inventory conversions.

•	Marketing and Sales Execution. We believe the vacation ownership product represents a discretionary purchase and its average contract price typically reflects a meaningful decision. Therefore, we provide the customer with an in-depth presentation of the Westin and Sheraton brands, the affiliation with the SPG Program and the variety of ways in which they can benefit from our exceptional product usage. We have a wide variety of sophisticated marketing channels through which we generate a predictable source of tour flow of well-qualified potential buyers with an affinity for travel. Our presentation is conducted by a well-trained professional sales executive in a state-of-the-art, branded sales gallery. Product features and benefits, as well as a variety of purchase financing options are reviewed with our sales guests. The combined execution of our marketing and sales process is a critical element of the vacation ownership business model and we believe an area of strength for our Company.

•	Highly Predictable and Recurring Revenue. We enter into management agreements with homeowners’ associations (“HOAs”) at each of our resorts. The services we typically provide include reservations, check-in, housekeeping, maintenance and other association management services for which we earn a related management fee. Since our inception, we have retained all of our management contracts at the resorts we have developed. We also earn recurring annual and transactional fees from approximately 165,000 of our owner-families that participate in and use our vacation network.

•	Customer Satisfaction and Retention. We hold ourselves to high standards and strive to ensure that each of our VOI owners, sales guests and resort customers is provided with a world-class experience. Our resorts consistently achieve among the highest guest experience ratings within the Starwood system with more than 80% of owners and guests indicating both a strong “Likelihood to Return” and “Likelihood to Recommend” in 2014. High customer satisfaction results in high utilization of our resorts by our owners and rental customers, as well as better sales conversion rates from our sales guests. Evidencing this satisfaction, our average owner occupancy rate was 89% in 2014, as compared to the overall vacation ownership industry average of 79% in 2014 reported by ARDA International Foundation (“AIF”). Our strong customer satisfaction is evidenced by 52% of our sales being attributed to existing owners, strong brand satisfaction scores at our branded properties and low default rates in our consumer finance portfolio.

•	Operational Excellence Due to Our Experienced Management Team. We have a highly experienced management team that has significant longevity at our Company, with team members averaging in excess of 20 years of experience with us. We have a long-standing culture of execution excellence, evidenced by our award-winning resorts, favorable satisfaction surveys and financial results. We strive to ensure that each interaction with a VOI owner, sales guest or resort customer is reflective of our culture. We believe our management team’s depth of experience will enable us to maximize customer and stakeholder value by capitalizing on growth opportunities in our industry.

•	Significant Available Existing Inventory and Development Opportunities. The Company has significant short-term and long-term inventory as well as identified VOI inventory growth opportunities including additional phases at existing resorts, new resorts in existing markets, and VOI conversions at the Transferred Properties. Our current vacation ownership properties and our development pipeline provide us with VOI inventory opportunities in highly desirable resort locations. We also may in the future have opportunities to evaluate additional inventory growth opportunities, including converting existing Starwood and non-Starwood affiliated hotels into vacation ownership properties, to further supplement our VOI inventory.

Our Business Strategy

Our objective is to provide best-in-class vacation ownership experiences and generate sustained stockholder value through the implementation of our business strategies. We intend to utilize our strengths to pursue these objectives through the following investment and growth strategies:

•	Focus on Premier Resort Locations. We will continue to focus on operating resorts in the most sought-after vacation destinations that supply us with robust distribution opportunities. Our existing resorts are concentrated in some of the most visited destinations in North America and the Caribbean, such as Orlando, Hawaii and Mexico. We are expanding our presence in Hawaii with The Westin Nanea Ocean Villas, which is located on Ka’anapali beach, one of Maui’s most desirable areas. In addition, the Transferred Properties that we intend to convert, in whole or in part, over time, into vacation ownership products are located in Hawaii, Mexico and Colorado, all of which provide oceanfront or ski-in/ski-out resort experiences.

•	Grow Sales Through Development in Existing Markets and Enhanced Distribution. We intend to sustain and grow our VOI sales origination efforts by leveraging our globally recognized brands, maximizing our affiliation with Starwood, marketing to our existing ownership base of approximately 220,000 owner-families for additional sales and enhancing our sales distribution to prospective sales guests. We expect revenue growth will primarily originate from the development and sale of VOIs in existing markets, conversion of and VOI sales at our Transferred Properties and added distribution through new sales centers. Further, we believe we can improve the overall effectiveness of our sales process as we are able to offer an increasing variety of new resorts and other product enhancements we may introduce over time.

•	Drive Continued Earnings from Our Consumer Finance Business. We offer our customers flexible financing alternatives in connection with their VOI purchases. Our vacation ownership notes receivable portfolio, which is approximately $700 million, provides us with stable and recurring revenues from interest income and continues to experience strong performance with historically low delinquency and default rates. We access operating liquidity by receiving an advance rate on the pledge of these receivables in the asset-backed financing markets.

•	Grow Our Highly Predictable Fee Businesses. We intend to grow our highly predictable fee business that we earn on the recurring revenue from our resort management, vacation network and owner services activities. Furthermore, we expect to achieve incremental revenue growth from increases in the number of VOIs under management, the addition of new services for our owners and the addition of new members.

•

Deliver World-Class Experiences to Our Owners, Sales Guests and Resort Customers and be an Employer of Choice. We are an integrated hospitality company focused on providing our owners, sales guests and resort customers with memorable vacation experiences. This focus is a cornerstone of our business, which we believe has enabled us to consistently deliver world-class experiences in resort destinations and achieve high levels of customer satisfaction. We also seek to be the employer of choice in the markets in which we compete. Engaging associates in the success of our business continues to be one of our long-term core strategies, which attracts new associates and provides existing associates with incentives to deliver memorable guest experiences that lead to long-term relationships and strong operating results.

•	Maintain an Efficient Balance Sheet. We expect to maintain a prudent level of debt and ensure access to capital commensurate with our operating needs, growth profile and risk mitigation policies. We intend to meet our liquidity needs through operating cash flow, credit facilities and continued access to the asset-backed financing market. Further, we intend to regularly review capital efficient opportunities, balancing our capital structure strategy with stockholder returns.

Other Information

Vistana Signature Experiences, Inc. was incorporated in Delaware on June 10, 2015. Our principal executive offices are located at 9002 San Marco Court, Orlando, Florida 32819. Our telephone number is (407) 903-4900. Our website address is www.        .com. Information contained on our website or Starwood’s website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is a part. We will continue to operate our business as Starwood Vacation Ownership (collectively, when also referring to the business’ corporate entity, Starwood Vacation Ownership, Inc., “SVO”) until the completion of the spin-off.

The Spin-Off

On             , 2015, the board of directors of Starwood approved the spin-off of Vistana, following which Vistana will be an independent, publicly owned company.

Before we spin off from Starwood, we will enter into a Separation and Distribution Agreement, License Agreement, SPG Affiliation Agreement, Tax Matters Agreement, Employee Matters Agreement, Non-Competition Agreement and Transition Services Agreement and other ancillary agreements with Starwood for the purpose of allocating, between Vistana and Starwood, various assets related to the vacation ownership business, Transferred Properties and the related liabilities and obligations. These agreements will also govern our relationship with Starwood following the spin-off and will include non-competition covenants, arrangements for trademark licensing and other intellectual property matters, employee matters, tax matters, insurance matters and allocation of liabilities and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements for transitional services. See “Certain Relationships and Related Party Transactions – Agreements between Starwood and Vistana Relating to the Separation.”

The distribution of Vistana common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. Starwood has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Starwood determines, in its sole discretion, that the spin-off is not in the best interest of Starwood or its stockholders, or that it is not advisable for Vistana to separate from Starwood. See “The Spin-Off – Conditions to the Spin-Off.”

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we remain an emerging growth company, we may take advantage of certain limited exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five years;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this information statement; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may remain an emerging growth company until the earliest of (1) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (2) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur on the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter of such fiscal year, (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period and (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”).

SUMMARY OF THE SPIN-OFF

Distributing Company	Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation. After the distribution, Starwood will not own any shares of Vistana and will continue to own and operate its other businesses.

Distributed Company	Vistana Signature Experiences, Inc., a Delaware corporation and currently a direct, wholly owned subsidiary of Starwood. Vistana was incorporated in Delaware on June 10, 2015 for the purpose of holding Starwood’s vacation ownership business following the distribution. After the spin-off, Vistana will be an independent, publicly owned company.

Distributed Securities	All of the shares of Vistana common stock owned by Starwood, which will be 100% of Vistana common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is p.m., Eastern time, on , 2015.

Distribution Date	The distribution date is , 2015.

Internal Reorganization	Prior to the distribution, we and Starwood intend to implement an internal reorganization through a series of transactions designed to transfer ownership of Starwood’s vacation ownership business and the Transferred Properties to us, as further described in “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

Indebtedness and Other Financing Arrangements	We intend to enter into two secured revolving credit facilities, which will include: (1) a secured revolving corporate credit facility to provide support for our business, including ongoing liquidity and letters of credit (the “Revolving Corporate Credit Facility”), and (2) a secured warehouse credit facility to provide short-term financing for vacation ownership notes receivable we originate in connection with the sale of vacation ownership interests (the “Warehouse Credit Facility,” and together with the Revolving Corporate Credit Facility, the “Credit Facilities”), in each case, concurrently or prior to the completion of the spin-off in amounts to be determined. We anticipate prior to the spin-off that we will either draw down on the Revolving Corporate Credit Facility or issue a note payable to Starwood to reimburse Starwood for our allocable share of transaction costs. We also plan to periodically securitize vacation ownership notes receivable that we originate in connection with our sales of VOIs. See “Description of Material Indebtedness and Other Financing Arrangements” for more information.

Distribution Ratio	Each holder of Starwood common stock, par value $0.01 per share (“Starwood common stock”) will receive one share of Vistana common stock for every shares of Starwood common stock held on , 2015.

The Distribution	On the distribution date, Starwood will release all shares of our common stock to the distribution agent to distribute to Starwood stockholders. The shares will be distributed in book-entry form, which means that no physical share certificates will be issued. We expect that it will take the distribution agent up to to electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Any delay in the electronic issuance of our shares by the distribution agent will not affect trading of our common stock. Following the spin-off, stockholders who hold their shares in book-entry form may request that their shares be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of Starwood common stock or take any other action to receive your shares of our common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our common stock to Starwood stockholders, but will instead aggregate all fractional shares of our common stock to which Starwood stockholders of record would otherwise be entitled and sell them on the public market. The distribution agent will then aggregate the net cash proceeds of the sales and distribute those proceeds ratably to those stockholders who would otherwise have received fractional shares. Stockholders’ receipt of cash in lieu of fractional shares from these sales generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes. Each stockholder entitled to receive cash proceeds from these fractional shares should consult his, her or its own tax advisor as to the tax consequences of the receipt of such cash proceeds based on such stockholder’s particular circumstances. We describe the material tax consequences of the distribution in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by Starwood of the following conditions:

	•	the board of directors of Starwood, in its sole and absolute discretion, has authorized and approved the spin-off (including the internal reorganization) and not withdrawn such authorization and approval, and has declared the dividend of the common stock of Vistana to Starwood stockholders;

	•	the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement have been executed and not terminated by each party thereto;

•

our registration statement on Form 10 (“Registration Statement on Form 10”), of which this information statement is a part, has become effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending that effectiveness is in effect, and no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission (the “SEC”);

	•	our common stock has been accepted for listing on a national securities exchange approved by Starwood, subject to official notice of issuance;

	•	the internal reorganization (as described in “The Spin-Off— Manner of Effecting the Spin-Off—Internal Reorganization”) has been completed;

•

Starwood has received an opinion from its tax counsel, in form and substance acceptable to Starwood, that the distribution of shares of our common stock will not result in recognition, for U.S. federal income tax purposes, of income, gain or loss by Starwood or Starwood stockholders, except for possible gains or losses to Starwood arising out of the internal reorganization and other intercompany transactions and, in the case of Starwood stockholders, for cash received in lieu of fractional shares of our common stock (the “Tax Opinion”);

•	Starwood has received a ruling from the U.S. Internal Revenue Service (“IRS”) on certain aspects of the distribution and related transactions not addressed in the Tax Opinion (the “IRS Ruling”);

•	this information statement has been mailed to Starwood stockholders;

•	our amended and restated charter (“Charter”) and amended and restated bylaws (“Bylaws”), each in the form filed as exhibits to the Registration Statement on Form 10 of which this information statement is a part, are in effect;

•	our board of directors (the “Board”) consists of the individuals identified in this information statement, including any subsequent amendments hereto, as directors of our Company;

•	Starwood has received an opinion, in form and substance acceptable to Starwood, as to the solvency of Starwood and our Company;

•	no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution;

•	any material governmental approvals and other consents necessary to consummate the spin-off have been obtained; and

•	we have entered into the Credit Facilities.

The fulfillment of these conditions will not create any obligation on Starwood’s part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained in connection with the distribution. Starwood has the right not to complete the spin-off if, at any time prior to the distribution, Starwood’s board of directors determines, in its sole discretion, that the spin-off is not in the best interest of Starwood or its stockholders, or that it is not advisable for us to separate from Starwood. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to file an application to list Vistana common stock on the NYSE under the ticker symbol “VSE.” We anticipate that, beginning on or shortly before the record date, trading of shares of Vistana common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Vistana common stock will begin the first trading day after the distribution date. We also anticipate that, beginning on or shortly before the record date, there will be two markets in Starwood common stock: a regular-way market on which shares of Starwood common stock will trade with an entitlement to shares of Vistana common stock to be distributed in the distribution, and an “ex-distribution” market on which shares of Starwood common stock will trade without an entitlement to shares of Vistana common stock. For more information, see “Trading Market.”

U.S. Federal Income Tax Consequences

We expect the distribution to be treated, for U.S. federal income tax purposes, as a distribution described in Section 355(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If so treated, no gain or loss will be recognized by, and no amount will be included in the income of, a U.S. Holder, as defined below, as a result of the distribution, other than with respect to any cash paid in lieu of fractional shares. See “The Spin-Off – U.S. Federal Income Tax Consequences of the Spin-Off” for further information regarding the potential tax consequences of the Spin-Off to you.

We urge each stockholder to consult his, her or its tax advisor as to the specific tax consequences of the distribution to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Starwood After the Spin-Off	We will enter into a Separation and Distribution Agreement and other agreements with Starwood related to the spin-off. These agreements will govern our relationship with Starwood after completion of the spin-off and provide for the allocation between us and Starwood of various assets, liabilities and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities) and include the transfer agreements related to the transfer of the Transferred Properties. The Separation and Distribution Agreement, in particular, will provide for the settlement or extinguishment of certain obligations between us and Starwood. We also intend to enter into a License Agreement with Starwood, which will, among other things, provide us with the exclusive right to use the Westin and Sheraton brands in the vacation ownership business and the right to use the St. Regis and The Luxury Collection brands in connection with the existing St. Regis and The Luxury Collection fractional residence properties for the term of the agreement. We may also propose new vacation ownership projects to Starwood, including fractional projects, under one of Starwood’s brands other than Westin and Sheraton, subject to Starwood’s review and approval, in its sole discretion, and agreement on economics and other terms of a separate license agreement for any such project. In addition, we intend to enter into a Transition Services Agreement with Starwood under which Starwood will provide us, and we will provide to Starwood, certain services on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth our agreements with Starwood concerning certain employee compensation and benefit matters. We also intend to enter into a Tax Matters Agreement with Starwood under which we will agree, among other things, on the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights for tax matters and certain restrictions to preserve the tax-free status of the spin-off. Further, we intend to enter into an SPG Affiliation Agreement related to our use of the SPG Program and the purchase of Starpoints for use in connection with our marketing and sales efforts and for use by our owners and potential owners for redemption within the SPG Program. In addition we intend to enter into a Non-Competition Agreement with Starwood under which we and Starwood each will agree not to compete with the other company’s business for the term of the agreement, subject to certain exceptions. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

We also intend to enter into ancillary agreements with Starwood, including one or more hotel management agreements with respect to the Transferred Properties, one or more HOA management agreements with Starwood for existing branded residential projects, one or more property-level agreements (such as, leases for marketing desks, subcontracting for certain management functions, etc.) with Starwood for existing mixed use projects and one or more other commercial services agreements with Starwood, any of which may affect the provision of services to or from the related parties.

Certain Restrictions	In general, under the Tax Matters Agreement to be entered into between Starwood and us, we will agree that, among other things, we may not take, or fail to take any action that would jeopardize the favorable tax treatment of the distribution. In addition, except in certain specified transactions, we may not, during a two-year period following the distribution, sell, issue or redeem our equity securities or sell or dispose of a substantial portion of our assets or liquidate, merge or consolidate with any other person unless we have obtained the approval of Starwood or provided Starwood with the IRS ruling or an opinion of tax counsel acceptable to Starwood in its sole and absolute discretion to the effect that such sale, issuance or redemption or other identified transaction will not affect the tax-free nature of the distribution. In addition, our License Agreement with Starwood will provide that we may not agree to effect a direct or indirect change in control without the consent of Starwood.

Dividend Policy	We do not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur or preferred stock that we may issue in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.”

Transfer Agent	We intend that American Stock Transfer and Trust Company will be the transfer agent and registrar for the shares of our common stock.

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with Starwood and our being an independent, publicly owned company. We also are subject to risks relating to the spin-off. You should carefully read “Risk Factors” beginning on page 22 of this information statement.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table presents summary historical and unaudited pro forma combined financial data for the periods indicated below. The historical combined income statement data for each of the three years ended December 31, 2014, 2013, and 2012, and the historical combined balance sheet data as of December 31, 2014 and 2013 are derived from our audited combined financial statements, which are included elsewhere in this information statement.

The selected historical combined income statement data for the three-month periods ending March 31, 2015 and 2014 and the selected historical combined balance sheet data as of March 31, 2015 are derived from our unaudited interim combined financial statements, which are included elsewhere in this information statement. We have prepared our unaudited interim combined financial statements on the same basis as our audited combined financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The historical combined financial data as of March 31, 2015 and for the three months ending March 31, 2015 and 2014 are not necessarily indicative of the results that may be obtained for a full year. The historical combined financial statements included in this information statement may not necessarily reflect our combined financial position, combined statements of comprehensive income and combined statements of cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

Our historical combined financial statements include allocations of certain expenses from Starwood, including, but not limited to, expenses for costs related to functions such as information technology support, systems maintenance, financial services, human resources and other shared services. These costs may not be representative, either positively or negatively, of the future costs we will incur as an independent, public company.

The unaudited pro forma combined financial data have been derived from the application of pro forma adjustments to our historical combined financial statements included elsewhere in this information statement. The unaudited pro forma combined income statement gives effect to the spin-off and related transactions and events described below as if they had occurred on January 1, 2014. The unaudited pro forma combined balance sheet gives effect to the spin-off and related transactions and events described below as if they had occurred on March 31, 2015. The unaudited pro forma combined financial statements are for illustrative and informational purposes only and are not intended to represent what our income or financial position would have been had the transactions contemplated by the spin-off and transactions discussed below occurred on the dates indicated. The unaudited pro forma combined financial statements have been prepared to give effect to the following:

•	the transfer by Starwood to us, pursuant to the spin-off, of substantially all the assets and liabilities that comprise our business, including the Transferred Properties;

•	the distribution of our common stock to Starwood’s stockholders (assuming a one to distribution ratio);

•	our entry into the Credit Facilities;

•	our entry into the License Agreement, which we expect will require us to pay a fixed annual fee of $30 million and certain variable fees to Starwood (See “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Separation—License Agreement” for a further description of the License Agreement);

•	the impact of the Separation and Distribution Agreement, SPG Affiliation Agreement, Tax Matters Agreement, Employee Matters Agreement, Non-Competition Agreement, Transition Services Agreement and other commercial agreements between Starwood and us; and

•	the impact of removing our residential segment (the entity that developed The St. Regis Bal Harbour Resort) as well as the two legal entities comprising our ownership interests in vacant land in Aruba that will be retained by Starwood, from our historical combined financial statements.

The unaudited pro forma combined financial statements also should not be considered indicative of our future income or financial position as an independent, public company.

The following table includes originated sales, earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA (in each case, defined in the footnotes to the table below) which are financial measures we use in our business that are not calculated or presented in accordance with U.S. generally accepted accounting principles (“GAAP”), but are measures that we believe are useful to help investors understand our results. We discuss these measures further, including their limitations, in footnote (2) to the following table and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and we reconcile them to their most directly comparable financial measure presented in accordance with GAAP, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

In presenting the historical combined financial data in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates,” included elsewhere in this information statement, for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

The following summary historical combined financial data should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our historical combined financial statements and related notes included elsewhere in this information statement.

						Pro forma
	Three months ended March 31,		Years ended December 31, (1)			Three months	Year ended
	(unaudited)					ended March 31,	December 31,
(in millions)	2015	2014 (1)	2014	2013	2012	2015	2014
Combined income statement data
Total revenues	$246	$242	$921	$1,152	$1,541	$	$
Total costs and expenses	205	204	795	925	1,284
Net income	25	24	75	139	156

Balance sheet data (end of period)
Total assets	$1,587	NA	$1,562	$1,574	NA	$	NA
Securitized debt from VIEs	229	NA	249	355	NA		NA
Total liabilities	445	NA	455	548	NA		NA
Parent equity/stockholders’ equity	1,142	NA	1,107	1,026	NA		NA

Other financial data
Originated sales (2a)	$83	$84	$323	$326	$324	$	$
EBITDA (2b)	50	47	165	264	291
Adjusted EBITDA (2c)	50	43	154	148	132

(1)	Included in our results of operations is the development of the mixed used project, The St. Regis Bal Harbour Resort in Miami, FL (“SRBH”). The SRBH development included a 243 room luxury hotel, 306 private residences and an expansive complement of features and retail offerings. Construction of the 26-story complex began in late 2007 with the demolition of the legacy Sheraton Bal Harbour hotel and was completed in 2011, with opening in January 2012. The hotel portion of the project was transferred in 2012 to the Americas segment of Starwood as a wholly owned hotel. In addition to managing the development of SRBH, we also oversaw the marketing and sales efforts for the whole-ownership luxury residence portion of the project. The residential portion sold out by 2014 with a majority of the closings occurring in 2012 and 2013, as represented in the financial results of our residential segment. The sell out of the residential portion of SRBH generated approximately $1.1 billion in total revenues. As discussed in our Overview and Principles of Combination and Basis of Presentation sections in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Starwood will retain the legal entity remaining in our residential segment at the spin-off date, along with the rights to sell residential units using Starwood brand names.

(2)	Non-GAAP financial measures:

a.	Originated sales

Originated sales represent the total amount of vacation ownership products under purchase agreements signed during the period where we have received a down payment of at least 10% of the contract price, reduced by actual rescissions and cancellations as well as incentives and other administrative fee revenues during the period. Originated sales is a non-GAAP financial measure and should not be considered in isolation or as an alternative to sales of vacation ownership products, net, or any other comparable operating measure prescribed by GAAP. Originated sales differs from sales of vacation ownership products, net that we report in our combined statements of comprehensive income due to the GAAP requirements for revenue recognition and are primarily impacted by rescission, buyer’s commitment and percentage of completion (“POC”) deferrals, provisions for loan losses, as well as adjustments for incentives and other administrative fee revenues. We consider originated sales to be an important operating measure because it reflects the pace of sales in our business.

b.	EBITDA

EBITDA, a financial measure which is not prescribed by GAAP, reflects earnings excluding the impact of interest expense (other than consumer financing interest expense), income tax expense, depreciation and amortization. For purposes of our EBITDA calculation, we do not adjust for consumer financing interest expense because the associated debt is secured by vacation ownership notes receivable that have been sold to bankruptcy remote special purpose entities and is generally non-recourse to us. Further, we consider consumer financing interest expense to be an operating expense of our business. We consider EBITDA to be an indicator of operating performance. We also use EBITDA, as do analysts, lenders, investors and others, because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

c.	Adjusted EBITDA

We evaluate Adjusted EBITDA, another non-GAAP financial measure, as an indicator of performance. Adjusted EBITDA excludes the impact of our restructuring charges/(credits), losses/(gains) on asset dispositions, impairments, the deferral adjustment associated with POC accounting guidelines reflecting its impact on our GAAP revenues and expenses and the operations of our residential business. We evaluate Adjusted EBITDA, which adjusts for these items to allow for period-over-period comparisons of our ongoing core operations, as it is a useful measure of our ability to service debt, fund capital expenditures and expand our business. The primary driver of the change from EBITDA to Adjusted EBITDA in 2013 and 2012 was the impact of SRBH activity in those years.

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE SPIN-OFF

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q: What is the spin-off?

A: The spin-off is the method by which Vistana will separate from Starwood. To complete the spin-off, Starwood will distribute to its stockholders all of the shares of Vistana common stock. We refer to this as the distribution. Following the spin-off, Vistana will be a separate company from Starwood, and Starwood will not retain any ownership interest in Vistana. The number of shares of Starwood common stock you own will not change as a result of the spin-off.

Q: What is Vistana?

A: Vistana is a wholly owned subsidiary of Starwood whose shares will be distributed to Starwood stockholders if we complete the spin-off. After we complete the spin-off, Vistana will be a public company. Pursuant to the License Agreement with Starwood, we will be the exclusive worldwide developer, marketer, seller and manager of high-end vacation ownership properties for the upper-upscale Westin and Sheraton brands. Our network consists of 19 vacation ownership resorts and three fractional residence properties located in key vacation markets in appealing destinations within the United States, Mexico and the Caribbean. Our resorts and our affiliation with the SPG Program provide our owners with world-class vacation experiences and access to approximately 1,200 Starwood hotels and resorts around the world. We generate most of our revenue from selling VOIs, financing our customers’ VOI purchases, managing our resorts and vacation network and providing on-site rental and ancillary hospitality services.

Q: What will I receive in the spin-off?

A: As a holder of Starwood stock, you will retain your Starwood shares and will receive one share of Vistana common stock for every                      shares of Starwood common stock you own as of the record date. Your proportionate interest in Starwood will not change as a result of the spin-off. For a more detailed description, see “The Spin-Off.”

Q: When is the record date for the distribution?

A: The record date will be the close of business of the national securities exchange on which our common stock has been accepted for listing on             , 2015.

Q: When will the distribution occur?

A: The distribution date of the spin-off is             , 2015. Vistana expects that it will take the distribution agent, acting on behalf of Starwood, up to          days after the distribution date to fully distribute the shares of Vistana common stock to Starwood stockholders. The ability to trade Vistana shares will not be affected during this time.

Q: What are the reasons for and benefits of separating Vistana from Starwood?

A: Starwood believes the spin-off will provide a number of benefits, including: sharpened strategic fit and focus for each company; more efficient capital allocation for each company; increased management focus at each company; tailored recruiting, retention and incentive plans consistent with each company’s priorities; and improved investor choice and understanding of the business strategy and operating results of each company. For a more detailed discussion of the reasons for the spin-off, see “The Spin-Off—Reasons for the Spin-Off.”

Q: What is being distributed in the spin-off?

A: Approximately          shares of Vistana common stock will be distributed in the spin-off, based on the number of shares of Starwood common stock expected to be outstanding as of the record date. The actual number of shares of Vistana common stock to be distributed will be calculated on             , 2015, the record date. The shares of

Vistana common stock to be distributed by Starwood will constitute all of the issued and outstanding shares of Vistana common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of Capital Stock.”

Q: What do I have to do to participate in the spin-off?

A: You do not need to take any action, although we urge you to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Vistana common stock. You will not be required to pay anything for the new shares or to surrender any shares of Starwood common stock to participate in the spin-off.

Q: How will fractional shares be treated in the spin-off?

A: Fractional shares of Vistana common stock will not be distributed. Fractional shares of Vistana common stock to which Starwood stockholders of record would otherwise be entitled will be aggregated and sold on the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and through which broker-dealers, provided that such broker-dealers are not affiliates of Starwood or Vistana, and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Vistana common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt by a stockholder of proceeds from these sales in lieu of a fractional share generally will result in a taxable gain or loss to such stockholder for U.S. federal income tax purposes. Each stockholder entitled to receive cash proceeds from the sale of fractional shares should consult his, her or its own tax advisor as to the tax consequences of the receipt of such cash proceeds based on such stockholder’s particular circumstances. We describe the material U.S. federal income tax consequences of the distribution in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q: How will the spin-off affect share-based awards held by Starwood and our employees?

A: For each outstanding Starwood stock option held by a Starwood employee, the number of shares subject to the stock option, as well as the exercise price for the stock option, will generally be adjusted so that the stock option retains, immediately after the spin-off, the intrinsic value that it had immediately prior to the spin-off. For each outstanding Starwood restricted stock or restricted stock unit award held by a Starwood employee, the number of shares subject to the award will generally be adjusted so that the award retains, immediately after the spin-off, the intrinsic value that it had immediately prior to the spin-off. For each outstanding Starwood restricted stock or restricted stock unit award held by a Vistana employee, the award will generally be adjusted into an award of restricted Vistana common stock or Vistana restricted stock units retaining, immediately after the spin-off, the intrinsic value that it had immediately prior to the spin-off. For each outstanding Starwood performance share award held by a Starwood employee, the number of shares that may be earned for threshold, target and maximum performance under the award will generally be adjusted so that the award retains, immediately after the spin-off, the intrinsic value that it had immediately prior to the spin-off, and the spin-off will be treated as a one-time cash dividend to add back into the calculation of Starwood’s relative total stockholder return performance under such award the amount by which the price of Starwood’s common stock decreases specifically due to the spin-off. For each outstanding Starwood performance share award held by a Vistana employee, the awards will generally be adjusted into a restricted Vistana common stock award based on the greater of the target level of achievement for the award or actual Starwood relative total stockholder return performance through the date of the spin-off. For further information regarding the treatment of outstanding Starwood share-based awards in the spin-off, see “The Spin-Off—Treatment of Share-Based Awards.”

Q: Will the spin-off be taxable to Starwood stockholders?

A: We expect the distribution to be treated, for U.S. federal income tax purposes, as a distribution described in Section 355(a) and Section 368(a)(1)(D) of the Code. If so treated, no gain or loss will be recognized by, and no amount will be included in the income of, a U.S. Holder as a result of the distribution, other than with respect to any cash paid in lieu of fractional shares. We describe the material tax consequences of the spin-off to stockholders in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q: Will the Vistana common stock be listed on a stock exchange?

A: Yes. Although there is no current public market for Vistana common stock, before completion of the spin-off, Vistana intends to list its common stock on the NYSE under the symbol “VSE.” We anticipate that trading of Vistana common stock will commence on a “when-issued” basis beginning on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading of Vistana common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market” for more information.

Q: Will my shares of Starwood common stock continue to trade?

A: Yes. Starwood common stock will continue to be listed and trade on the NYSE under the symbol “HOT.”

Q: If I sell, on or before the distribution date, shares of Starwood common stock that I held on the record date, am I still entitled to receive shares of Vistana common stock distributable with respect to the shares of Starwood common stock I sold?

A: Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Starwood’s common stock will begin to trade on two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you are a holder of record of shares of Starwood common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive shares of Vistana common stock in connection with the spin-off. However, if you are a holder of record of shares of Starwood common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and on or before the distribution date, you will not be selling the right to receive shares of Vistana common stock in connection with the spin-off and you will still receive shares of Vistana common stock.

Q: Will the spin-off affect the trading price of my Starwood stock?

A: Yes, we expect the trading price of shares of Starwood common stock immediately following the distribution will be lower than immediately prior to the distribution because it will no longer reflect the value of the vacation ownership business. As noted above, you will receive one share of Vistana common stock for every                  shares of Starwood common stock you currently own, which we believe will reflect the value of the Vistana business that is reflected in the trading price of shares of Starwood common stock prior to the spin-off, and your proportionate interest in Starwood will not change as a result of the spin-off. However, we cannot provide you with any assurance as to the price at which the Starwood shares will trade following the spin-off or that your economic position will remain unchanged.

Q: What are the financing plans for Vistana?

A: We intend to enter into two revolving credit facilities, which will include (1) the Revolving Corporate Credit Facility and (2) the Warehouse Credit Facility, in each case, concurrently or prior to the completion of the spin-off in amounts to be determined. We also plan to periodically securitize, through special purpose entities, vacation ownership notes receivable originated in connection with the sale of VOIs. See “Description of Material Indebtedness and Other Financing Arrangements” for more information.

Q: What will the relationship be between Starwood and Vistana after the spin-off?

A: Following the spin-off, we will be an independent, publicly owned company and Starwood will have no continuing stock ownership interest in us. In conjunction with the spin-off, we will have entered into a Separation and Distribution Agreement, License Agreement, SPG Affiliation Agreement, Tax Matters Agreement, Employee

Matters Agreement, Non-Competition Agreement and Transition Services Agreement with Starwood, together with other ancillary commercial agreements, for the purpose of allocating between Vistana and Starwood various assets, including the Transferred Properties, liabilities and obligations. These agreements will also govern our relationship with Starwood following the spin-off and will include non-competition covenants and provide arrangements for trademark licensing and other intellectual property matters, employee matters, tax matters, insurance matters and allocation of liabilities and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements for transitional services. The Separation and Distribution Agreement will provide that we will indemnify Starwood against certain liabilities arising out of our business, and that Starwood will indemnify us against certain liabilities arising out of Starwood’s non-vacation ownership business. We describe these agreements in more detail under “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Separation.”

Q: What rights will Vistana have with respect to use of the Westin, Sheraton, St. Regis and The Luxury Collection brands?

A: We will enter into the License Agreement with Starwood which will, among other things, provide us with the exclusive right to use the Westin and Sheraton brands, in the vacation ownership business for the term of the agreement, and the right to use the St. Regis and The Luxury Collection brands in connection with the existing St. Regis and The Luxury Collection fractional residence properties for the term of the agreement. The License Agreement also will provide that we must comply with certain physical and operating standards and policies. We will agree to pay royalties to Starwood under the License Agreement, including a fixed annual fee of $30 million and certain variable fees to Starwood. The License Agreement will also require us to obtain Starwood’s consent to use the Westin and Sheraton brands in connection with resorts or other programs that we acquire or develop after the distribution date. We may also propose new vacation ownership projects to Starwood, including fractional projects, under one of Starwood’s brands other than Westin and Sheraton, subject to Starwood’s review and approval, in its sole discretion, and agreement on economics and other terms of a separate license agreement for any such project. Additionally, prior to conversion we will have the right to continue to operate the Transferred Properties as hotels under the Westin and Sheraton brands. After conversion, we expect the Transferred Properties to operate as vacation ownership resorts under the Westin and Sheraton brands pursuant to the License Agreement. For more information, see “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Separation.”

Q: What will Vistana’s dividend policy be after the spin-off?

A: We do not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur or preferred stock we may issue in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.”

Q: What are the anti-takeover effects of the spin-off?

A: Some provisions of Delaware law, our Charter and our Bylaws, as each will be in effect immediately following the spin-off, and certain of our agreements with Starwood, may have the effect of making it more difficult to acquire control of Vistana in a transaction not approved by our Board. For example, our Charter and Bylaws will provide for a classified Board, require advance notice for stockholder proposals and nominations, place limitations on convening stockholder meetings and authorize our Board to issue one or more series of preferred stock. In addition, our License Agreement with Starwood will provide that we may not agree to effect a change in control without the consent of Starwood. Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition or issuance of our common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could reasonably be expected to cause the distribution of our common stock to be taxable to Starwood. We would be required to indemnify Starwood for any tax liability resulting from any such prohibited transaction, and we would be required to meet various requirements, including obtaining the approval of Starwood or obtaining the IRS ruling or opinion of tax counsel acceptable to Starwood, before engaging in such transactions. See “Description of Capital Stock” and “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana—Tax Matters Agreement” for more information.

Q: What are the risks associated with the spin-off?

A: There are a number of risks associated with the spin-off and ownership of Vistana common stock. We discuss these risks under “Risk Factors” beginning on page 22.

Q: Where can I get more information?

A. If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Phone:

Before completion of the spin-off, if you have any questions relating to the spin-off, you should contact Starwood at:

Starwood Hotels & Resorts Worldwide, Inc.

Investor Relations

One StarPoint

Stamford, Connecticut 06902

Phone: (203) 351-3500

Email: ir@starwoodhotels.com

www.starwoodhotels.com/corporate/about/investor/index.html

After completion of the spin-off, if you have any questions relating to Vistana, you should contact Vistana at:

Vistana Signature Experiences, Inc.

Investor Relations

9002 San Marco Court

Orlando, FL 32819

Phone: 407- 903- 4448

Email:

www.         .com

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this information statement. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the ownership of our common stock.

Should any of the following risks develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate:

Our business will be materially harmed if we breach our License Agreement with Starwood or it is terminated.

In connection with the spin-off, we will enter into the License Agreement with Starwood granting us the exclusive right to use the Westin and Sheraton brands and certain intellectual property in our vacation ownership business and the right to use the St. Regis and The Luxury Collection brands and certain intellectual property in connection with the existing St. Regis and The Luxury Collection fractional residence properties for the term of the agreement. The License Agreement will have an initial term of 80 years. If we breach our obligations under the License Agreement, Starwood may be entitled to terminate the License Agreement or terminate our rights to use the Westin, Sheraton, St. Regis and The Luxury Collection brands and other Starwood intellectual property at properties that do not meet applicable standards and policies, or to exercise other remedies, any of which could have a material adverse impact on the results of our operations.

The termination of the License Agreement or exercise of other remedies would materially harm our business and results of operations and impair our ability to market and sell our products and maintain our competitive position. For example, we would not be able to rely on the strength of the Westin, Sheraton, St. Regis and The Luxury Collection brands to attract qualified prospects in the marketplace, which would cause our revenue and profits to decline and our marketing and sales expenses to increase. We would not be able to use www.westin.com, www.sheraton.com, www.stregis.com or www.theluxurycollection.com as channels through which to rent available inventory, which would cause our rental revenue to materially decline, and it is uncertain whether we would be able to replace the revenue associated with those channels.

Even if the License Agreement remains in effect, the termination of our rights to use the Licensed Marks (as defined below) at properties that fail to meet applicable standards and policies, or any deterioration of quality or reputation of these brands (even deterioration not leading to termination of our rights under the License Agreement), could also harm our reputation and impair our ability to market and sell our products at the subject properties, which could materially harm our business.

In addition, our SPG Affiliation Agreement relating to the SPG Program would also terminate upon termination of the License Agreement, and we would not be able to offer Starpoints to owners, guests and potential owners. This would adversely affect our ability to sell our products and rent to guests, offer the flexibility and options available to owners in connection with our products and sustain our collection performance on our vacation ownership notes receivable portfolio.

We rely on Starwood to consent to our use of its trademarks at new properties we acquire or develop in the future.

Under the terms of our License Agreement with Starwood, we must obtain Starwood’s consent to use its trademarks in connection with vacation ownership or other accommodations that we acquire or develop in the future. Starwood may reject a proposed project if, among other things, the project does not meet Starwood’s construction and design standards or Starwood reasonably believes the project will breach contractual or legal restrictions applicable to it, or will violate the rights of others. This requirement to obtain Starwood’s consent to our expansion plans, or the need to identify and secure alternative expansion opportunities because Starwood does not allow us to use its trademarks with proposed new projects, may delay implementation of our expansion plans, cause us to incur additional expense or reduce the financial viability of our projects. Further, if Starwood does not permit us to use its trademarks in connection with our development or acquisition plans, our ability to expand our Westin and Sheraton branded vacation ownership businesses would cease and our ability to remain competitive may be materially adversely affected.

Our business depends on the quality and reputation of the Westin and Sheraton brands and affiliation with the SPG Program.

Currently, substantially all of our products and services are offered under Westin or Sheraton brand names and affiliation with Starwood’s SPG Program, and we intend to continue to develop and offer products and services under these brands and program in the future. The concentration of our products and services under these brands and program may expose us to risks of brand or program deterioration, or reputational decline, that are greater than if our portfolio were more diverse. Furthermore, as we are not the owner of these brands or the SPG Program, changes to the brands and program or our access to them, including our ability to buy Starpoints to offer to our owners and potential owners, could negatively impact our business. If these brands or program deteriorate or materially change in an adverse manner, or the reputation of these brands or program declines, our market share, reputation, business, financial condition or results of operations could be materially adversely affected.

Our dependence on development activities exposes us to project cost and completion risks.

We develop new vacation ownership properties and new phases of existing vacation ownership properties. Our ongoing involvement in the development of inventory presents a number of risks, including that: future weakness in the capital markets may limit our ability to raise capital for completion of projects or for development of future properties; construction costs, to the extent they escalate faster than the pace at which we can increase the price of VOIs, may adversely affect our margins; construction delays, zoning and other local, state or federal governmental approvals, cost overruns, lender financial defaults, or natural or man-made disasters, such as earthquakes, tsunamis, hurricanes, floods, fires, volcanic eruptions and oil spills, may increase overall project costs, affect timing of project completion or result in project cancellations; any liability or alleged liability or resultant delays associated with latent defects in design or construction of projects we have developed or that we construct in the future may adversely affect our business, financial condition and reputation; and we often rely on third-party contractors and their failure to perform for any reason exposes us to operational, reputational and financial harm.

If we fail to develop vacation ownership properties or expand existing properties, we may experience a decline in VOI inventory available to be sold by us, which would likely result in a decrease in our revenues. For example, in 2014, one of the Transferred Properties, The Westin Resort & Spa, Los Cabos in Mexico, was severely damaged by Hurricane Odile and is not yet operational and The Westin Nanea Ocean Villas is in development. If either property fails to become operational, either on a timely basis or at all, then our anticipated VOI inventory would decline. A decline in VOI inventory could result not only in a loss of VOI sales revenues, but would likely result in a decrease of financing revenues that are generated from purchasers of VOIs and fee revenues that are generated by providing network, management, sales and marketing services.

We operate in a highly competitive industry.

The vacation ownership industry is highly competitive. The brands we use compete with the vacation ownership brands of major hotel chains in national and international venues, as well as more generally with other vacation options such as cruises and the vacation rental options (e.g., hotels, resorts and condominium rentals) generally offered by the lodging and travel industry.

Our vacation ownership business also competes with other vacation ownership developers for sales of VOIs based principally on location, quality of accommodations, price, service levels and amenities, financing terms, quality of service, terms of property use, reservation systems, opportunity for vacation ownership owners to exchange into time at other vacation ownership properties or other program benefits, including access to programs like the SPG Program as well as brand name recognition and reputation. A number of our competitors are significantly larger with potentially greater access to capital resources and broader sales, marketing and distribution capabilities than we have. We also compete with other vacation ownership management companies on the basis of quality, cost, types of services offered and relationship.

We will also compete for property acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of, or negatively impact the cost of, suitable investment opportunities available to us.

Our ability to remain competitive and to attract and retain owners depends on our success in distinguishing the quality and value of our products and services from those offered by others. If we cannot compete successfully in these areas or if our marketing and sales efforts are not successful and we are unable to convert customers to a sufficient number of sales, this could negatively impact our operating margins and our ability to recover the expense of our marketing programs and grow our business, diminish our market share and reduce our earnings.

The sale of vacation ownership interests in the secondary market by existing owners could cause our sales revenues and profits to decline.

Existing owners have offered, and are expected to continue to offer, their VOIs for sale on the secondary market. The prices at which these interests are sold are typically less than the prices at which we would sell the interests. As a result, these sales create additional pricing pressure on our sale of VOIs, which could cause our sales revenues and profits to decline. In addition, if the secondary market for VOIs becomes more organized or financing for such resales becomes more available, our ability to sell VOIs could be adversely impacted and/or the resulting availability of VOIs (particularly where the VOIs are available for sale at lower prices than the prices at which we would sell them) could cause the volume of VOI inventory that we are able to repurchase to decline, which could adversely affect our sales revenues. Further, unlawful or deceptive third-party vacation ownership interest resale schemes involving vacation ownership interests in our resorts could damage our reputation and brand value or impact our ability to collect management fees, which may adversely impact our sales revenues and results of operations.

Our business is regulated under a wide variety of laws, regulations and policies, and failure to comply with these regulations could adversely affect our business.

Our business is subject to extensive regulation, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business. Our real estate development activities, for example, are subject to laws and regulations typically applicable to real estate development, subdivision and construction activities, such as laws relating to zoning, land use restrictions, environmental regulation, title transfers, title insurance and taxation. Laws in some jurisdictions also impose liability on property developers for construction defects discovered or repairs made by future owners of property developed by the developer. In addition, the sales of VOIs must be registered with governmental authorities in most jurisdictions in which we do business. The preparation of VOI registrations requires time and cost, and in many jurisdictions the exact date of registration approval cannot be accurately predicted. Various laws also govern our lending activities and our resort management activities, including the laws described in “Business—Regulation.”

A number of laws govern our marketing and sales activities, such as vacation ownership and land sales acts, fair housing statutes, anti-fraud laws, sweepstakes laws, real estate licensing laws, telemarketing laws, home solicitation sales laws, tour operator laws, seller of travel laws, securities laws, consumer privacy laws and consumer protection laws. In addition, laws in many jurisdictions in which we sell VOIs grant the purchaser of a VOI the right to cancel a purchase contract during a specified rescission period.

In recent years, “do not call” legislation has significantly increased the costs associated with telemarketing. We have implemented procedures that we believe will help reduce the possibility that we contact individuals on regulatory “do not call” lists, but we cannot assure that such procedures will be effective in ensuring regulatory compliance. Additionally, because our relationship with Starwood will be changing for purposes of “do not call” legislation in some jurisdictions, it may be more difficult for us to utilize customer information we obtain from Starwood in the future.

Under the Americans with Disabilities Act of 1990 and the Accessibility Guidelines promulgated thereunder, which we refer to collectively as the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. Our properties also are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Furthermore, various laws govern our resort management activities, including laws and regulations regarding community association management, resort operations, public lodging, labor, employment, health care, health and safety accessibility, discrimination, immigration, gaming, liquor and environment (including climate change).

Our lending activities are also subject to a number of laws and regulations, including laws and regulations related to consumer loans, retail installment contracts, mortgage lending, fair debt collection and credit reporting practices, consumer collection practices, mortgage disclosure, lender licenses and money laundering.

Although we believe that we are in material compliance with all laws, regulations and policies to which we are currently subject, we cannot assure that the cost of such compliance will not be significant or that we will maintain such compliance at all times. We do not know whether existing requirements will change or whether compliance with future requirements would require significant unanticipated expenditures that would affect our cash flow and results of operations. Failure to comply with current or future applicable laws, regulations and policies could have a material adverse effect on our business. For example, if we do not comply with applicable laws, governmental authorities in the jurisdictions where the violations occurred may revoke or refuse to renew licenses or registrations we must have in order to operate our business. Failure to comply with applicable laws could also render sales contracts for our products void or voidable, subject us to fines or other sanctions and increase our exposure to litigation.

We may experience financial and operational risks in connection with acquisitions and strategic arrangements.

As part of the spin-off, we are acquiring from Starwood the entities that own the Transferred Properties, which are expected to be converted, in whole or in part, for future vacation ownership development. We may continue to selectively pursue other acquisitions; however, we may be unable to identify attractive acquisition candidates or complete transactions on favorable terms. In addition, the anticipated benefits of the conversion of the Transferred Properties may not be realized, timely or at all. For example, in 2014, one of the Transferred Properties, The Westin Resort & Spa Los Cabos in Mexico, was severely damaged by Hurricane Odile and, as of the date of this filing, is not yet operational. Furthermore, future acquisitions could result in potentially dilutive issuances of equity securities and/or the assumption of contingent liabilities. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.

We may also decide to selectively enter into joint ventures and other strategic arrangements to provide new products and services complementary to those currently offered by our businesses. However, we may be unable to successfully enter into these arrangements on favorable terms or launch related products and services, or such products and services may not gain market acceptance or be profitable. The failure to develop and execute any such initiatives on a cost-effective basis could have an adverse effect on our business, financial condition and results of operations.

Our ability to engage in acquisitions and other strategic transactions is subject to limitations because we are agreeing to certain restrictions to comply with U.S. federal income tax requirements for a tax-free spin-off.

Starwood has requested an opinion from its tax counsel substantially to the effect that subject to certain assumptions and representations the distribution will qualify as a transaction that is tax-free under Section 355 and 368(a)(1)(D) of the Code. U.S. federal income tax law that applies to spin-offs generally creates a presumption that the distribution would be taxable to Starwood but not to Starwood stockholders if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series or transactions related to the distribution. U.S. treasury regulations currently in effect (the “Treasury Regulations”) generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the Treasury Regulations. In addition, these Treasury Regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan that includes a distribution.

There are other restrictions imposed on us under current U.S. federal income tax laws with which we will need to comply in order for the spin-off to qualify as a transaction that is tax-free under Sections 355 and 368(a)(1(D) of the Code. For example, we will generally be required to continue to own and manage our vacation ownership business, and there will be limitations on issuances, redemptions and sales of our stock for cash or other property following the distribution, except in connection with certain stock-for-stock acquisitions and other permitted transactions. If these restrictions are not followed, the distribution could be taxable to Starwood and Starwood stockholders.

We will enter into a Tax Matters Agreement with Starwood under which we will allocate, between Starwood and ourselves, responsibility for U.S. federal, state and local and non-U.S. income and other taxes relating to taxable periods before and after the distribution and provide for computing and apportioning tax liabilities and tax benefits between the parties. In the Tax Matters Agreement, we will agree that, among other things, we may not take, or fail to take, any action following the distribution if such action, or failure to act: (i) would be inconsistent with or prohibit the spin-off and certain restructuring transactions related to the spin-off from qualifying as a tax-free transaction under Sections 355 and 368(a)(1)(D) and related provisions of the Code to Starwood, its subsidiaries and the Starwood stockholders (except with respect to the receipt of cash in lieu of fractional shares of Vistana stock); or (ii) would be inconsistent with, or cause to be untrue, any representation, statement, information or covenant made in connection with the IRS Ruling, the Tax Opinion or the Tax Matters Agreement relating to the qualification of the spin-off as a tax-free transaction under Sections 355 and Section 368(a)(1)(D) and related provisions of the Code. In addition, we will agree that we may not, among other things, during the two-year period following the spin-off, except in certain specified transactions, (i) issue, sell or redeem our stock or other securities (or those of certain of our subsidiaries), (ii) liquidate, merge or consolidate with another person, (iii) sell or dispose of assets outside the ordinary course of business or materially change the manner of operating our business, or (iv) enter into any agreement, understanding or arrangement, or engage in any substantial negotiations with respect to any transaction or series of transactions which would cause us to undergo a 45% or greater change in our stock ownership by value or voting power. These restrictions could limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets or enter into business combination transactions. We will also agree to indemnify Starwood for certain tax liabilities resulting from any such transactions. Further, as it relates to Section 355(e) and/or other requirements for a tax-free distribution under the Code, our stockholders may consider these covenants and indemnity obligations unfavorable as they might discourage, delay or prevent a change of control. For additional detail, see “Certain Relationships and Related Party Transactions —Tax Matters Agreement.”

Disagreements with the owners of VOIs and HOAs and other third-parties may result in litigation or loss of management contracts.

The nature of our responsibilities in managing our vacation ownership properties may from time to time give rise to disagreements with the owners of VOIs and HOAs. We seek to resolve any disagreements in order to develop and maintain positive relations with current and potential owners and HOAs, but may not always do so. Failure to resolve material disagreements may result in litigation. Further, disagreements with HOAs could also result in the loss of management contracts, a significant loss of which could negatively impact our profits or limit our ability to operate our business, and our ongoing ability to generate sales from our existing owner base may be adversely affected.

In the normal course of our business, we are involved in various legal proceedings and in the future we could become the subject of claims by current or former owners, guests who use our properties, our employees or contractors, our investors or regulators. The outcome of these proceedings cannot be predicted. If any such litigation results in a significant adverse judgment, settlement or court order, we could suffer significant losses, our profits could be reduced, our reputation could be harmed and our future ability to operate our business could be constrained.

We have a concentration of properties in particular geographic areas, which exposes our business to the effects of regional events and occurrences.

A significant number, approximately 75%, of our villas are concentrated in Florida, Hawaii, the Caribbean and Mexico and are, therefore, particularly susceptible to adverse economic developments in those areas. These economic developments include regional economic downturns, significant increases in the number of our competitors’ products in these markets and potentially higher labor, real estate, tax or other costs in the geographic markets in which we are concentrated. In addition, our properties are subject to the effects of adverse acts of natural or manmade disasters, including windstorms, tornadoes, hurricanes, typhoons, tsunamis, volcanic eruptions, floods, drought, fires, radiation releases and oil spills. Depending on the severity of these disasters, the damage could require closure of all or substantially all of our properties in one or more markets for a period of time while the necessary repairs and renovations, as applicable, are undertaken. For example, in 2014, one of the Transferred Properties, The Westin Resort & Spa, Los Cabos in Mexico, was severely damaged by Hurricane Odile and, as of the date of this filing, is not yet operational. Additionally, we cannot guarantee that the amount of insurance maintained for these properties from time to time would entirely cover damages caused by any such event.

Fear of exposure to contagious diseases, such as Ebola, Measles, H1N1 Flu, Avian Flu and Severe Acute Respiratory Syndrome, or natural or manmade disasters, may also deter travelers from scheduling vacations or cause them to cancel vacation plans to the markets in which our properties are concentrated. Actual or threatened war, political conditions, civil unrest, violence and terrorist activity or threats of the same, as well as heightened travel security measures instituted in response thereto, could also interrupt or deter vacation plans to our key markets.

As a result of this geographic concentration of properties, we face a greater risk of a negative impact on our revenues in the event these areas are more severely impacted by adverse economic and competitive conditions, extreme weather or manmade disasters.

Our insurance policies may not cover all potential losses.

We maintain insurance coverage for liability, property, business interruption and other risks with respect to business operations. While we expect to have comprehensive property and liability insurance policies with coverage features and insured limits that we believe are customary, market forces beyond our control may limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. The cost of our insurance may increase and our coverage levels may decrease, which may impact our ability to maintain customary insurance coverage and deductibles at acceptable costs. There is a limit as well as various sub-limits on the amount of insurance proceeds we will receive in excess of applicable deductibles. If an insurable event occurs that affects more than one of our properties, the claims from each affected property may be considered together per policy provisions to determine whether the per occurrence limit, annual aggregate limit or sub-limits, depending on the type of claim, have been reached. If the limits or sub-limits are exceeded, each affected property may only receive a proportional share of the amount of insurance proceeds provided for under the policy. Further, certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, terrorist acts, such as biological or chemical terrorism, political risks, some environmental hazards and/or natural or manmade disasters, may be outside the general coverage limits of our policy, subject to large deductibles, deemed uninsurable or too cost-prohibitive to justify insuring against. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of the affected resort or in some cases may not provide a recovery for any part of a loss. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future marketing, sales or revenue opportunities from the property. Further, we could remain obligated under guarantees or other financial obligations related to the property despite the loss of product inventory, and our owners could be required to contribute towards deductibles to help cover losses.

Failure of HOA boards to levy sufficient fees, or the failure of owners to pay those fees, could lead to inadequate funds to maintain or improve our vacation ownership properties.

Owners of our VOIs must pay maintenance fees levied by HOA boards, which include reserve amounts for capital replacements and refurbishments. These maintenance fees are used to maintain and refurbish the vacation ownership properties and to keep the properties in compliance with applicable Westin, Sheraton, St. Regis and The Luxury Collection standards and policies. If HOA boards do not levy sufficient maintenance fees, including capital reserves required by applicable law, or if owners of VOIs do not pay their maintenance fees, the vacation ownership properties could fall into disrepair and fail to comply with applicable standards and policies and/or state regulators could impose requirements, obligations and penalties. If a resort fails to comply with applicable standards and policies, Starwood could terminate our rights under the License Agreement to use its trademarks at the non-compliant resort, which could result in the loss of management fees, and could decrease customer satisfaction and impair our ability to market and sell our products at the non-compliant locations. In addition, if our maintenance fees increase substantially year over year or are not competitive with other vacation ownership interest providers, we may not be able to attract new owners or retain existing owners.

Purchaser defaults on the vacation ownership notes receivable our business generates could reduce our revenues, cash flows and profits.

We are subject to the risk that purchasers of our VOIs may default on the financing that we provide and they elect to utilize. Purchaser defaults could cause us to recover vacation ownership notes receivable and reclaim ownership of the financed VOIs, both for loans that we have not securitized and in our role as servicer for the loans we have securitized. If we cannot resell recovered VOIs in a timely manner or at a price sufficient to repay the loans and our costs, we could incur higher carrying costs. In addition, the indentures governing the securitization of some of our vacation ownership notes receivable contain certain portfolio performance requirements related to default and delinquency rates, which, if not met, would result in disruption or loss of cash flow until portfolio performance sufficiently improves to satisfy the requirements. Purchaser defaults could impact our ability to secure financing on terms that are acceptable to us, or at all.

Our operations in Mexico and the Bahamas make us susceptible to the risks of doing business internationally.

Our operations in Mexico, which include The Westin Lagunamar Ocean Resort Villas & Spa and three of the Transferred Properties (The Westin Resort & Spa, Cancun, The Westin Resort & Spa, Puerto Vallarta and The Westin Resort & Spa, Los Cabos) represented 12% of our revenues in 2014. In addition, we are joint venture partners with respect to our Harborside Resort at Atlantis in the Bahamas. International properties and operations expose companies like ours to a number of additional challenges and risks, including the following, any of which could reduce our revenues or profits, increase our costs, or disrupt our business: complex and changing laws, regulations and policies of governments that may impact our operations, including foreign ownership restrictions, import and export controls, labor laws and regulation and trade restrictions; U.S. laws that affect the activities of U.S. companies in foreign jurisdictions; limitations on our ability to repatriate non-U.S. earnings in a tax-effective manner; difficulties involved in managing an organization doing business in different countries; uncertainties as to the enforceability of contract and intellectual property rights under local laws; rapid changes in government policy, political or civil unrest, violence, acts of terrorism or the threat of any of the foregoing; and currency exchange rate fluctuations. Moreover, our experience operating internationally is limited to Mexico and the Bahamas, which may result in greater inefficiencies in navigating the risks of operating internationally should we expand our international operations beyond these countries, and could result in greater impacts on our business than would be experienced by a company with greater international experience.

A failure to keep pace with developments in technology could impair our operations, competitive position or reputation.

Our business model and competitive conditions in the vacation ownership industry continue to demand the use of sophisticated technology and systems, including those used for our marketing, sales, reservation, inventory management and property management systems, and technologies we make available to our owners and more generally to support our business. We must refine, update and/or replace these technologies and systems with more advanced systems on a regular basis. If we cannot do so as quickly as our competitors or within budgeted costs and time frames, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, and a failure to do so could result in higher than anticipated costs or could harm our operating results.

In addition, the proliferation and global reach of social media continues to expand rapidly and could cause us to suffer reputational harm. The continuing evolution of social media presents new challenges and requires us to keep pace with new developments, technology and trends. Negative posts or comments about us, our properties or the brands we use on any social networking or user-generated review website, including travel and/or vacation property websites, could impact consumer opinions of us and our products, and we cannot guarantee that we will timely or adequately redress such instances.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions or operational inefficiencies, damage our reputation and/or subject us to costs, fines or lawsuits.

We collect and retain large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers in various information systems and those of our service providers. We also maintain personally identifiable information of our employees. The integrity and protection of that customer, employee and company data is critical to us. We could make faulty decisions if that data is inaccurate or incomplete. Our customers and employees also have a high expectation that we and our service providers will adequately protect their personal information. The regulatory environment surrounding information, security and privacy is also increasingly demanding, in both the United States and other jurisdictions in which we operate.

Our systems may be unable to satisfy changing regulatory requirements and employee and customer expectations, or may require significant additional investments or time in order to do so. We depend upon the secure transmission of information over public networks. Our information systems and records, including those we maintain with our service providers, may be subject to security breaches, unauthorized access by hackers, cyber-attacks, which are rapidly evolving and becoming increasingly sophisticated, system failures, viruses, operator error or malfeasance or inadvertent releases of data. For instance, security breaches could result in the dissemination of customer credit card information, which could lead to affected customers experiencing fraudulent charges. In some cases it may be difficult to anticipate or immediately detect such incidents and the damage caused thereby. A significant theft, loss, or fraudulent use of customer, employee or company data maintained by us or by a service provider could adversely impact our reputation and could result in remedial and other expenses, fines or litigation.

A breach in the security of our information systems or those of our service providers could lead to an interruption in the operation of our systems, potentially resulting in operational inefficiencies and a loss of profits.

Changes in privacy law could adversely affect our ability to market our products effectively.

We rely on a variety of direct marketing techniques, including telemarketing, email and social media marketing and postal mailings. Adoption of new state or federal laws regulating marketing and solicitation, or international data protection laws that govern these activities, or changes to existing laws, such as the Telemarketing Sales Rule and the Can-Spam Act of 2003, could adversely affect the continuing effectiveness of telemarketing, email, social media and postal mailing techniques and could force us to make further changes in our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our sales of VOIs and other products. We also obtain access to potential owners from travel service providers or other companies with whom we have substantial relationships, including Starwood, and market to some individuals on these lists directly or by including our marketing message in the other companies’ marketing materials. If access to these lists was prohibited or otherwise restricted, including access to SPG Program member information, our ability to access new potential owners and introduce our products to them could be significantly impaired. Additionally, because our relationship with Starwood will be changing for purposes of “do not call” legislation in some jurisdictions, it may be more difficult for us to utilize customer information we obtain from Starwood in the future.

The growth of our business and the execution of our business strategies depend on the services of our senior management and our associates.

We believe that our future growth depends, in part, on the continued services of our senior management team and our ability to attract and retain key officers and other highly qualified personnel. Competition for such personnel is intense. There can be no assurance that we will be successful in retaining and attracting senior management and other highly qualified personnel. The loss of any members of our management team could adversely affect our strategic and customer relationships and impede our ability to execute our business strategies.

In addition, insufficient numbers of talented associates at our properties could constrain our ability to maintain our current levels of business, or expand our business. We compete with other companies both within and outside of our industry for talented personnel across a diverse array of operating disciplines. If we cannot recruit, train, develop or retain sufficient numbers of talented associates, we could experience increased associate turnover, decreased guest satisfaction, low morale, inefficiency or internal control failures, which could materially reduce our profits.

Third-party reservation channels may negatively impact our bookings for room rental revenues.

Some stays at our vacation ownership properties are booked through third-party internet travel intermediaries, such as Expedia.com, Orbitz.com and Booking.com, as well as lesser-known and/or newly emerging online travel service providers. As the percentage of internet bookings increases, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these internet travel intermediaries are attempting to commoditize lodging by increasing the importance of price and general indicators of quality (such as “three-star property”) at the expense of brand identification. Additionally, consumers can book stays at our properties through other distribution channels, including travel agents, travel membership associations, and meeting procurement firms. Over time, consumers may develop loyalties to these third-party reservations systems rather than to our booking channels. Although we expect to derive most of our business from traditional channels and our websites (and those of our licensed brands), our business and profitability could be adversely affected if customer loyalties change significantly, diverting bookings away from our distribution channels.

Our real estate investments subject us to numerous risks.

We are subject to the risks that generally relate to investments in, and development of, real property. A variety of factors affect income from properties and real estate values, including governmental regulations, insurance, zoning, entitlement, permitting, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate the Transferred Properties or vacation ownership properties. Our License Agreement, or other agreements, with Starwood may require us to incur unexpected costs required to cause the Transferred Properties to comply with applicable standards and policies. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decrease, and in recent years our financial results have benefited from low interest rates. Similarly, as financing becomes less available, it becomes more difficult both to acquire and develop real property. Many costs of real estate investments, such as real estate taxes, insurance premiums, maintenance costs and certain operating costs, are generally more fixed than variable and as a result are not reduced even when a property is not fully sold or occupied. Finally, under eminent domain laws, governments can take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. If any of these risks were realized, they could have a material adverse impact on our results of operations or financial condition.

We may be subject to environmental liabilities.

Our properties and construction and development operations are subject to a number of requirements and potential liabilities under various foreign and U.S. federal, state and local environmental laws, ordinances and regulations (“Environmental Laws”). Under such laws, we could be held liable for the costs of removing or cleaning up hazardous or toxic substances at, on, under, or in our currently or formerly owned or operated properties. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances may adversely affect the owner’s ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic materials or wastes may be liable for the costs of extraction, removal or remediation of such wastes at the treatment, storage or disposal facility, regardless of whether such facility is owned or operated by such person. We may use certain substances and generate certain wastes that may be deemed hazardous or toxic under applicable Environmental Laws, and we may incur costs related to cleaning up contamination resulting from historic uses at certain of our current or former properties or our treatment, storage or disposal of wastes at facilities owned by others. Other Environmental Laws govern occupational exposure to asbestos-containing materials and require abatement or removal of certain asbestos-containing materials (limited quantities of which are present in various building materials such as spray-on insulation, floor coverings, ceiling coverings, tiles, decorative treatments and piping located at certain of our properties) in the event of damage or demolition, or certain renovations or remodeling. Environmental Laws also regulate polychlorinated biphenyls, which may be present in electrical equipment. We may have underground storage tanks and equipment containing chlorofluorocarbons; the operation and subsequent removal or upgrading of certain underground storage tanks and the use of equipment containing chlorofluorocarbons also are regulated by Environmental Laws. In connection with our ownership, operation and management of our properties, we could be held liable for costs of remedial or other action with respect to polychlorinated biphenyls, underground storage tanks or chlorofluorocarbons.

U.S. Congress, some U.S. states and various countries are considering or have undertaken actions to regulate and reduce greenhouse gas emissions. New or revised laws, taxes and regulations, or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties and/or result in significant additional expense and operating restrictions on us. The cost impact of such legislation, regulation, tax or new interpretations would depend upon the specific requirements enacted and cannot be determined at this time.

If we incur unanticipated acquisition liabilities, our financial condition and results of operations may be negatively affected.

As part of the spin-off, Starwood will transfer various entities to us including those that hold the Transferred Properties which are expected to be converted, in whole or in part, for future vacation ownership development. Since we are acquiring the entities, we may be assuming unknown liabilities, including liabilities relating to the violation of environmental laws, labor and employment matters, tax and other financial matters. In the future, we may acquire additional properties as an element of the implementation of our business strategy. These additional acquisitions may also be structured in such a way that we will be assuming unknown or undisclosed liabilities or obligations. Such unknown obligations and liabilities could harm our business, financial condition and results of operations. Additionally, in any future acquisition agreement, the negotiated representations, warranties and agreements of the selling parties may not entirely protect us, and liabilities resulting from any breaches could exceed negotiated indemnity limitations. These factors could impair our growth and ability to compete, divert resources from other potentially more profitable areas, or otherwise cause a material adverse effect on our business, financial position and results of operations.

The terms of any future equity or debt financing may give holders thereof rights that are senior to the rights of our common stockholders or impose more stringent operating restrictions on our Company.

Equity or debt financing may not be available to us on acceptable terms. If we incur additional debt or raise equity through the issuance of preferred stock, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt or preferred equity may also impose additional and more stringent restrictions on our operations than we will have immediately following the spin-off. If we raise funds through the issuance of additional equity, outstanding ownership in us would be diluted.

We depend on capital to develop, acquire and repurchase vacation ownership inventory and finance VOI sales and we may be unable to access capital when necessary.

The availability of funds for new investments, primarily developing, acquiring or repurchasing vacation ownership inventory, depends in part on liquidity factors and capital markets over which we can exert little, if any, control. Instability in the financial markets and any resulting contraction of available liquidity and leverage could constrain the capital markets for real estate investments. In addition, we intend to access the securitization markets to securitize our vacation ownership notes receivable. Any future deterioration in the financial markets could preclude, delay or increase the cost to us of future securitizations. Such deterioration could also impact our ability to enter into the Credit Facilities contemplated in connection with the spin transaction on terms favorable to us, or at all. We also require the issuance of surety bonds in connection with our real estate development and VOI sales activity. The availability, terms and conditions and pricing of our bonding capacity is dependent on, among other things, continued financial strength and stability of the insurance company affiliates providing the bonding capacity, general availability of such capacity and our corporate credit rating. If bonding capacity is unavailable, or alternatively, if the terms and conditions and pricing of such bonding capacity are unacceptable to us, our vacation ownership business could be negatively impacted. Instability in the financial markets could also impact the timing and volume of any securitizations we undertake, as well as the financial terms of such securitizations. Any indebtedness we incur, including indebtedness under these facilities, may adversely affect our ability to obtain any additional financing necessary to develop or acquire additional vacation ownership inventory or make other investments in our business, or to repurchase vacation ownership interests on the secondary market. Furthermore, volatility in the financial markets, due to tightening of underwriting standards by lenders and credit rating agencies, among other things, could result in less availability of credit and increased costs for what is available, and we may find it difficult, costly or impossible to obtain financing on attractive terms. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs would likely reduce future cash flow available for distribution, impacting our growth and development plans.

If the default rates or other credit metrics underlying our vacation ownership notes receivable deteriorate, our vacation ownership notes receivable securitization program could be adversely affected.

Our vacation ownership notes receivable securitization program could be adversely affected if a particular vacation ownership notes receivable pool fails to meet certain ratios, which could occur if the default rates or other credit metrics of the underlying vacation ownership notes receivable deteriorate. In addition, if we offer loans to our customers with terms longer than those generally offered in the industry, our ability to securitize those loans may be adversely impacted. Our ability to sell securities backed by our vacation ownership notes receivable depends on the continued ability and willingness of capital market participants to invest in such securities. Asset-backed securities issued in our securitization programs could be downgraded by credit agencies in the future. If a downgrade occurs, our ability to complete other securitization transactions on acceptable terms or at all could be jeopardized, and we could be forced to rely on other potentially more expensive and less attractive funding sources, to the extent available. Similarly, if other operators of vacation ownership products were to experience significant financial difficulties, or if the vacation ownership industry as a whole were to contract, we could experience difficulty in securing funding on acceptable terms. The occurrence of any of the foregoing would decrease our profitability and might require us to adjust our business operations, including by reducing or suspending our provision of financing to purchasers of VOIs. Sales of VOIs may materially decline if we reduce or suspend the provision of financing to purchasers, which would adversely and materially affect our cash flows, revenues and profits.

Changes to accounting rules or regulations may adversely affect our reported financial condition and results of operations.

New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective, and future changes to accounting rules or regulations or the questioning of current accounting practices may adversely affect our reported financial condition and results of operations and may adversely affect our access to capital on terms acceptable to us, or at all.

Changes to estimates or projections used to assess the fair value of our assets or operating results that are lower than our current estimates at certain locations may cause us to incur impairment charges that could adversely affect our results of operations.

Our total assets include goodwill, inventory, property and equipment, including vacation ownership properties. We evaluate our goodwill for impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value is below the carrying value. We evaluate our long-lived assets for impairment when circumstances indicate that the carrying amount may not be recoverable. Our evaluation of impairment requires us to make certain estimates and assumptions including projections of future results. After performing our evaluation for impairment, including an analysis to determine the recoverability of long-lived assets, we will record an impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. If the estimates or assumptions used in our evaluation of impairment change, we may be required to record additional impairment losses on certain of these assets. If these impairment losses are significant, our results of operations would be adversely affected.

Changes in U.S. federal, state and local or foreign tax law, interpretations of existing tax law, or adverse determinations by tax authorities, could increase our tax burden or otherwise adversely affect our financial condition or results of operations.

We are subject to taxation at the federal, state or provincial and local levels in the United States and various other countries and jurisdictions. Our future effective tax rate could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state and local and foreign governments make substantive changes to tax rules and their application, which could result in materially higher taxes than would be incurred under existing tax law or could accelerate the payment of taxes, requiring us to pay taxes prior to a corresponding receipt of cash, and could adversely affect our financial condition or results of operations. Changes in the non-income tax rates to which we are subject could also have an adverse impact on the maintenance fees charged to our owners, which could result in materially lower sales and higher operating costs.

We record tax expense based in part on our estimates of expected future tax rates, reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets, including net operating loss carryforwards. We can be subject to periodic tax audits and disputes relating to federal, state, local and foreign tax matters. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, or the payment of taxes prior to a corresponding receipt of cash, thereby adversely impacting our financial condition or results of operations.

The expiration, termination or renegotiation of our management contracts could adversely affect our cash flows, revenues and profits.

We enter into a management agreement with the HOA at each of our resorts. The management fee is typically based on either a percentage of total cost to operate such resorts or a fixed fee arrangement. We also receive revenues that represent reimbursement for certain costs we incur under our management agreements, principally payroll-related costs, at the locations where we employ the associates providing on-site services. The terms of our management agreements typically range from three- to ten- years and are generally subject to periodic renewal. Many of these agreements renew automatically unless either party provides notice of termination before the expiration of the term. Any of these management contracts may expire at the end of its then-current term (following notice by a party of non-renewal) or be terminated, or the contract terms may be renegotiated in a manner adverse to us. If a management agreement is terminated or not renewed on favorable terms, our cash flows, revenues and profits could be adversely affected.

We could be adversely affected by violations of anti-corruption, anti-money laundering and sanction laws.

Our business operations in countries outside the United States are subject to anti-corruption laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (“FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or any other person for the purpose of obtaining or retaining business. We operate in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. We train our employees concerning anti-corruption laws and issues. We also have policies, procedures and controls in place to monitor internal and external compliance. We cannot provide assurance that our internal controls and procedures will always protect us from reckless or criminal acts committed by our employees or third-parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

We may be also subject to anti-money laundering laws and related compliance obligations in the United States and other jurisdictions in which we do business. In the United States, the USA PATRIOT Act and the Bank Secrecy Act require anti-money laundering (“AML”) compliance which may now or in the future cover certain of our business activities. If we are not in compliance with U.S. or other AML laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations, financial condition and cash flows. Any investigation of any potential violations of AML laws by U.S. or foreign authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations and financial condition.

Furthermore, from time to time, the United States imposes sanctions that restrict U.S. companies from engaging in business activities with certain persons, foreign countries, or foreign governments that it determines are adverse to U.S. foreign policy interests. Any restrictions on our ability to conduct our business operations could negatively impact our financial results. If we are found to be liable for violations of U.S. sanctions laws, either due to our own acts or out of inadvertence, we could suffer monetary penalties and reputational harm which could have a material and adverse effect on our results of operations and financial condition.

We may not have rights to our new name in all markets.

As a new, independent company, we are launching our own company name, Vistana Signature Experiences. Although we believe we have taken commercially reasonable efforts to secure trademark and other intellectual property rights to our name in the markets in which we anticipate conducting business, we may conduct business in jurisdictions in which we have pending trademark applications. We also may conduct business in countries with no or limited trademark laws. We cannot assure that our trademark or other intellectual property rights to our corporate name will be secured in all jurisdictions where we may conduct business or that use of our name will not be objected to by third-parties or become the subject of litigation.

Adverse changes in the U.S. and global economy generally could impact our financial results and growth.

Consumer demand for our products and services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Potential disruptions in the U.S. economy and weak economic conditions in global economies could have a negative impact on the vacation ownership industry by decreasing the revenues and profitability of our properties and reducing overall demand for our VOIs. If conditions which negatively shape consumer confidence generally, or which specifically adversely affect public perception of travel, vacation and travel patterns or the cost or availability of travel, including the cost of transportation and fuel and foreign exchange fluctuations, our vacation ownership products and services could be materially impacted. Further, changes in the desirability of the locations where we develop and manage resorts as vacation destinations may adversely affect our cash flows, revenue and profits.

Risks Relating to the Spin-Off

We face the following risks in connection with the spin-off:

The distribution may not be completed on the terms or timeline currently contemplated, if at all.

We are actively engaged in planning for the distribution. We expect to incur expenses in connection with the distribution and any delays in the anticipated completion of the distribution may increase these expenses. Unanticipated developments could delay or negatively impact the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC, the listing of our common stock on a trading market, obtaining the IRS Ruling on aspects of the spin-off and the Tax Opinion regarding the tax-free nature of the distribution to Starwood and to Starwood’s stockholders and receiving regulatory approvals. In addition, Starwood’s board of directors may, in its absolute and sole discretion, decide at any time prior to the distribution not to proceed with the distribution. Therefore, we cannot assure that the distribution will be completed. Until the consummation of the distribution, Starwood’s board of directors will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date.

We may not be able to secure debt financing on attractive terms.

After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing. However, given the smaller relative size of our Company after the spin-off and our expectation that we will have lower credit ratings than Starwood, we expect to incur higher debt servicing and other costs than we would have otherwise incurred as a part of Starwood. This may result in lower overall economic returns for our Company. In the future, we cannot assure that we will be able to obtain capital market financing or credit on favorable terms, if at all.

Our success will depend in part on our ongoing relationship with Starwood after the spin-off.

In connection with the spin-off, we will enter into a number of agreements with Starwood and its subsidiaries that will govern the ongoing relationships between Starwood and us after the spin-off. Our success will depend, in part, on the maintenance of these ongoing relationships with Starwood. In particular, the License Agreement we will enter into with Starwood will, among other things, provide us with the exclusive right to use the Westin and Sheraton brands in our vacation ownership business, and the right to use the St. Regis and The Luxury Collection brands in connection with the existing St. Regis and The Luxury Collection fractional residence properties for the term of the agreement. Because the right to use these brands and intellectual property, and our affiliation with the SPG Program, is critical to our business, any material adverse change in our ongoing relationship with Starwood, including any breach or termination of the License Agreement, could have a material adverse effect on our financial position, results of operations or cash flows. See “—Our business will be materially harmed if our License Agreement with Starwood is terminated” for more information on risks associated with termination of the License Agreement.

In addition, we must implement and maintain additional processes, procedures, standards and resources in order to operate as a public, stand-alone company. In connection with the spin-off, we will enter into a Transition Services Agreement and other agreements with Starwood that will govern the provision by Starwood of certain services to us and by us to Starwood for a limited time to help ensure an orderly transition following the distribution. If Starwood does not effectively perform the services that are called for under the Transition Services Agreement or if we are unable to quickly and cost-effectively establish our own financial, administrative and other support functions in order to operate as a stand-alone company, we may not be able to operate our business effectively and our results of operations could be harmed.

We may be unable to achieve some or all of the benefits that we expect from the spin-off.

As an independent, publicly owned company, we believe that our business will benefit from, among other things, sharpened strategic fit and focus, more efficient capital allocation, increased management focus, tailored recruiting, retention and incentive plans consistent with our Company’s priorities and improved investor choice and understanding of the business strategy and operating results of our Company. However, by separating from Starwood, we may be more susceptible to securities market fluctuations and other adverse events than we would have been were we still a part of Starwood. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time in which we expect to do so, if at all.

We expect to incur new indebtedness upon consummation of the spin-off, and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our financial position, results of operations and cash flows.

We intend to enter into two secured revolving credit facilities: (1) the Revolving Corporate Credit Facility, and (2) the Warehouse Credit Facility, in each case, concurrently or prior to the completion of the spin-off in amounts to be determined. We anticipate prior to the spin-off that we will either draw down on the Revolving Corporate Credit Facility or issue a note payable to Starwood to reimburse Starwood for our allocable share of transaction costs. We also plan to periodically securitize, through special purpose entities, vacation ownership notes receivable originated in connection with the sale of VOIs.

Our ability to make payments on and refinance our indebtedness, including the debt existing at the time of the spin-off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If we cannot repay or refinance our debt as it becomes due, we may be forced to sell assets or take disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the vacation ownership industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of our other debt. See “Description of Material Indebtedness and Other Financing Arrangements” for more information.

If the distribution were to fail to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, then the distribution could result in significant tax liabilities and we could have an indemnification obligation.

The distribution is conditional upon the receipt by Starwood of the Tax Opinion, substantially to the effect that for U.S. federal income tax purposes the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The distribution is also conditional upon receipt by Starwood of the IRS Ruling, which IRS Ruling will address certain issues relating to tax matters that are not addressed in or covered by the Tax Opinion. The continuing validity of the IRS Ruling is subject to the accuracy of statements, representations and covenants made to the IRS upon which the IRS Ruling is based. In addition, the IRS Ruling does not represent a determination by the IRS that the requirements necessary for the distribution to obtain tax-free treatment to Starwood and holders of Starwood common stock have been satisfied. The Tax Opinion will be based on, among other things, statements, assumptions, representations, and covenants from Starwood and us. If any of those statements, representations or assumptions are incorrect or untrue in any material respect or any of those covenants are not complied with, the conclusions reached in the Tax Opinion could be adversely affected. In addition, the Tax Opinion is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions, in which case the tax consequences to you could be materially less favorable.

Even if the distribution otherwise qualifies under Sections 355 and 368(a)(1)(D) of the Code, the distribution could result in a significant U.S. federal income tax liability to Starwood (but not to holders of Starwood common stock) under Section 355(e) of the Code if one or more persons acquires a 50% or greater interest (measured by vote or value) in the stock of Starwood or in our stock as part of a plan or series of related transactions that includes the distribution. Current tax law generally creates a presumption that any acquisition of stock of Starwood or our stock within two years before or after the distribution is part of a plan that includes the distribution, although the parties may be able to rebut that presumption. The process of determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to an analysis of the facts and circumstances of the particular case. Notwithstanding the IRS Ruling or the Tax Opinion, Starwood or we could incur significant U.S. federal income tax liabilities attributable to the distribution upon such a prohibited change in Starwood or our ownership.

Pursuant to the Tax Matters Agreement that we will enter into with Starwood in connection with the distribution, we generally will be required to indemnify Starwood and its subsidiaries for taxes and losses resulting from the failure of the spin-off to qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code, as applicable, to the extent such failure to qualify is attributable to certain actions, events or transactions relating to our stock, assets or business or a breach of representations or covenants made by us in the Tax Matters Agreement. Our indemnification obligations to Starwood, its subsidiaries and certain related persons will not be limited in amount or subject to any cap. If we are required to indemnify Starwood, its subsidiaries or such related persons under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position. For a more detailed discussion of the terms of the Tax Matters Agreement, please see “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana—Tax Matters Agreement.”

If the distribution were to fail to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, then you will be taxed on your receipt of our stock.

The IRS and/or a court could determine the distribution to be taxable even though Starwood received the Tax Opinion. Opinions of counsel are not binding on the IRS or the courts; as a result, the conclusions expressed in the Tax Opinion could be challenged by the IRS, and a court could sustain such challenge, in which case the tax consequences to you could be materially less favorable. In addition, certain future events that may or may not be within our control or the control of Starwood, including certain purchases of Starwood common stock or Vistana common stock for cash or other property (other than certain tax-free stock for stock exchanges) after the distribution, could cause the distribution not to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. If the distribution does not qualify for tax-free treatment at the stockholder level, you will be taxed on the full value of our shares that you receive (without reduction for any portion of your tax basis in your Starwood shares) as a dividend for U.S. federal income tax purposes to the extent of your pro rata share of Starwood’s current and accumulated earnings and profits (as increased by any gain realized by Starwood on the distribution), with any amount in excess of this being treated first as a return of capital that will reduce your basis in your shares of Starwood common stock (but not below zero), and thereafter generally as a capital gain.

We do not have a recent operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.

The historical financial information we have included in this information statement was derived from Starwood’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Starwood did not account for us, and we were not operated, as a single stand-alone entity for the periods presented. In addition, the historical information may not be indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure and increased costs associated with becoming a public, stand-alone company.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The spin-off is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (1) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return, and (2) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or a party acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Starwood or any of our respective subsidiaries) may bring a lawsuit alleging that the spin-off or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against Starwood, requiring our stockholders to return to Starwood some or all of the shares of our common stock issued in the spin-off, or providing Starwood with a claim for money damages against us in an amount equal to the difference between the consideration received by Starwood and the fair market value of our Company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (1) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (2) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (3) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (4) it has unreasonably small capital for the business in which it is engaged. We cannot dictate what standard a court would apply to determine insolvency or that a court would determine that we, Starwood or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off.

The distribution of our common stock and internal reorganization of Vistana is also subject to review under state corporate distribution statutes. The Starwood board of directors expects to obtain an opinion that Starwood and we each will be solvent at the time of the spin-off (including immediately after the payment of the dividend and the spin-off), will be able to repay our respective debts as they mature following the spin-off and will have sufficient capital to carry on our respective businesses. We cannot assure, however, that a court would reach the same conclusions set forth in such opinion in determining whether Starwood or we were insolvent at the time of, or after giving effect to, the spin-off, or whether lawful funds were available for the separation and the distribution to Starwood’s stockholders.

A court could require that we assume responsibility for obligations allocated to Starwood under the Separation and Distribution Agreement.

Under the Separation and Distribution Agreement and related ancillary agreements, from and after the spin-off, each of Starwood and Vistana will be generally responsible for the debts, liabilities and other obligations related to the business or businesses which they own and operate following the consummation of the spin-off. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Starwood (for example, tax and/or environmental liabilities), particularly if Starwood were to refuse or were unable to pay or perform the allocated obligations. See “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Separation—Separation and Distribution Agreement.”

We might have been able to receive better terms from unaffiliated third-parties than the terms we receive in our agreements with Starwood.

The agreements related to the spin-off, including the Separation and Distribution Agreement, the License Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the SPG Affiliation Agreement, the Transition Services Agreement, the Non-Competition Agreement, and related ancillary agreements, will be negotiated in the context of our separation from Starwood while we are still part of Starwood. Although these agreements are intended to be on an arm’s-length basis, they may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third-parties. The terms of the agreements being negotiated in the context of our separation concern, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among Starwood and us. See “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Separation” for more detail.

After the spin-off, certain of our executive officers and directors may have actual or potential conflicts of interest because of their ownership of Starwood equity or their current or former positions in Starwood.

Certain of the persons we expect will be our executive officers and directors will be former officers and employees of Starwood and thus have professional relationships with Starwood’s executive officers and directors. In addition, many of our expected executive officers and directors have a substantial financial interest in Starwood as a result of their ownership of Starwood stock, options and other equity awards. These relationships and financial interests may create the appearance of conflicts of interest when these expected directors and officers face decisions that could have different implications for Starwood than for us. In addition, we expect that certain of our Board members will also continue to serve on the board of directors of Starwood after the spin-off. This may also create the appearance of conflicts of interest.

As a result of the foregoing, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Starwood and us regarding the terms of the Separation and Distribution Agreement, the License Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Affiliation Agreement, the Transition Services Agreement and the Non-Competition Agreement. From time to time, we may enter into additional transactions with Starwood and/or its subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to us, Starwood or any of our or their subsidiaries or affiliates as would be the case if there were no overlapping officer or director or ownership of both companies.

Risks Relating to Our Common Stock

You will face the following risks in connection with ownership of our common stock:

There is currently no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off. Following the spin-off, our stock price may fluctuate significantly.

There currently is no public market for our common stock. We expect that the NYSE will authorize the listing of our common stock. See “Trading Market.” We anticipate that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there are no assurances that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it difficult for you to sell our common stock and could lead to the price of our common stock becoming depressed or volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of some Starwood stockholders and, as a result, these Starwood stockholders may sell our shares after the distribution;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant new business developments or significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our Company and the vacation ownership industry;

•	overall market fluctuations;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that Starwood distributes to its stockholders may be sold immediately on the public market. Starwood stockholders could sell our common stock received in the distribution if we do not fit their investment objectives or, in the case of index funds, if we are not part of the index in which they invest. Sales of significant amounts of our common stock or a perception in the market that such sales will occur may reduce the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

We do not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing our new debt, debt that we may incur or preferred stock that we may issue in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.” We cannot assure that we will pay dividends in the future or continue to pay any dividends if we do commence the payment of dividends. Additionally, our indebtedness could have negative consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations and obligations to pay dividends on our preferred stock, if any, then our Board’s ability to declare dividends on our common stock will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing any proposed dividends. We cannot assure that we will be able to effect any such actions or do so on satisfactory terms, if at all, or that such actions would be permitted by the terms of our debt or our other credit and contractual arrangements.

Anti-takeover provisions in our organizational documents, Delaware law and in our agreements with Starwood could delay or prevent a change in control.

We intend our organizational documents to include certain anti-takeover provisions, such as provisions in our Charter and Bylaws which may delay or prevent a merger or acquisition that a stockholder may consider favorable. For example, we intend for our Charter and Bylaws to provide for a classified board, require advance notice for stockholder proposals and nominations, place limitations on convening stockholder meetings and authorize our Board to issue one or more series of preferred stock. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. See “Description of Capital Stock” for additional information. In addition, provisions in our agreements with Starwood may delay or prevent a merger or acquisition that a stockholder may consider favorable. Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition or issuance of our common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could reasonably be expected to cause the distribution of our common stock to be taxable to Starwood. We would be required to indemnify Starwood for any tax resulting from any such prohibited transaction, and we would be required to meet various requirements, including obtaining the approval of Starwood or obtaining the IRS ruling or opinion of tax counsel acceptable to Starwood, before engaging in such transactions. See “Certain Relationships and Related Party Transactions— Agreements between Starwood and Vistana Relating to the Separation—Tax Matters Agreement.” Further, our License Agreement with Starwood will provide that a change in control may not occur without the consent of Starwood. See “Certain Relationships and Related Party Transactions— Agreements between Starwood and Vistana Relating to the Separation —License Agreement.”

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we expect to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, we are eligible to delay the adoption of new or revised accounting standards applicable to public companies until those standards apply to private companies, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies.

We also currently intend to take advantage of reduced disclosure requirements, including regarding executive compensation. If we remain an “emerging growth company” after fiscal year 2015, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act (“Dodd-Frank Act”), and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. We may remain an emerging growth company until the earliest of (1) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (2) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur on the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter of such fiscal year, (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period and (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

We may be unable to make, on a timely basis, the changes necessary to operate effectively as an independent, publicly owned company.

We have historically operated our business as part of a larger public company. Following consummation of the spin-off, we will be required to file with the SEC annual, quarterly and current reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and the NYSE Listed Company Manual;

•	create or expand the roles and duties of our Board and committees of the Board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	develop our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	retain and involve to a greater degree outside counsel and accountants in the activities listed above.

We expect to devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act, including costs associated with auditing and legal fees and accounting and administrative staff. In addition, Section 404(a) under the Sarbanes-Oxley Act requires that we assess the effectiveness of our controls over financial reporting. Our future compliance with the annual internal control report requirement will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or cause us to suffer adverse regulatory consequences or violate applicable stock exchange listing rules. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

Because we are an “emerging growth company” under the JOBS Act, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which would require our independent auditors to issue an opinion on their audit of our internal control over financial reporting, until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an “emerging growth company.” For as long as we are an “emerging growth company,” we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies, and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common stock less attractive to investors above. If, once we are no longer an “emerging growth company,” our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are any statements other than statements of historical fact, including statements regarding the intent, belief or current expectations of Vistana, its directors or its officers with respect to the matters discussed in this information statement. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue” or other words of similar meaning. Such forward-looking statements appear in several places in this information statement and include: consummation of the separation and distribution and our operation as a separate public company post-distribution; and other risk factors described in the section entitled “Risk Factors” in this report. Such forward-looking statements appear in several places in this information statement, including, without limitation, in the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements including, without limitation, the risks and uncertainties disclosed under “Risk Factors.” We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect current or future events or circumstances.

THE SPIN-OFF

Background

We expect the board of directors of Starwood will approve the spin-off of our Company from Starwood, following which, we will be an independent, publicly owned company. To complete the spin-off, Starwood will, following an internal reorganization, distribute to its stockholders all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is             , 2015. Each holder of Starwood common stock will receive one share of our common stock for every                  shares of Starwood common stock held on             , 2015, the record date. After completion of the spin-off, we will have the exclusive right to operate the vacation ownership business under the Westin and Sheraton brands and the right to use the St. Regis and The Luxury Collection brands in connection with existing St. Regis and The Luxury Collection fractional residence properties, subject to the terms of the License Agreement and other applicable ancillary agreements.

Holders of Starwood common stock will continue to hold their shares in Starwood. We do not require and are not seeking a vote of Starwood’s stockholders in connection with the spin-off, and Starwood’s stockholders will not have any appraisal rights in connection with the spin-off or the internal reorganization.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Starwood has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interest of Starwood or its stockholders, or that it is not advisable for us to separate from Starwood. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

Starwood’s board of directors believes that the spin-off is in the best interest of Starwood and its stockholders because the spin-off is expected to provide various benefits, including: sharpened strategic fit and focus for each company; more efficient capital allocation for each company; increased management focus at each company; tailored recruiting, retention and incentive plans consistent with each company’s priorities; and improved investor choice and understanding of the business strategy and operating results of each company.

Sharpened Strategic Fit and Focus. The spin-off is expected to result in two separate publicly traded companies with sharpened strategic visions and distinct business models. Following completion of the spin-off, each company will have the flexibility to focus on and pursue independent strategic and financial plans consistent with each company’s areas of expertise and market opportunities, allowing the management of each company to best accomplish its specific business and operational goals.

More Efficient Capital Allocation. Starwood’s lodging business and the vacation ownership business have distinct free cash flow generation profiles as well as differing capital allocation strategies to support growth. After the spin-off, each company should be able to allocate capital and make investments as its management elects in order to grow its business. In particular, we will have the ability to pursue branded vacation ownership growth opportunities without being constrained by Starwood’s asset-light strategy. Accordingly, following the spin-off, we are expected to have additional flexibility to pursue new resort developments, expansions of existing resorts through additional phases, hotel conversions and vacation ownership-related acquisitions as management deems appropriate.

Increased Management Focus. Starwood’s lodging and vacation ownership businesses currently compete for management attention and resources. The spin-off is expected to allow both Starwood and our Company to be managed more efficiently as separate entities in accordance with the characteristics and requirements of each business. Increased management focus is expected to result, among other things, in improved operating efficiencies.

Tailored Recruiting, Retention and Incentive Plans. The spin-off is expected to enable Starwood and our Company to align recruiting, retention and equity-based incentive plans with each company’s specific operating and stock price performance. In addition, after the spin-off, we will have the ability to implement different performance measurement metrics and incentive structures that will compensate our management team and employees in accordance with our particular strategic and financial priorities.

Improved Investor Choice and Understanding. After the spin-off, investors will have access to enhanced disclosure about each of Starwood and Vistana on a standalone basis, which information should enable investors to better evaluate the operating and financial performance of each company independently, as well as each company’s strategy within the context of its respective industry. Additionally, Starwood’s board of directors believes that the lodging business and the vacation ownership business each appeal to different types of investors with different investment goals and risk profiles. After the spin-off, investors will have the choice to invest in either or both companies. In addition, the management of each company should be able to establish goals, implement business strategies and evaluate growth opportunities in light of investor expectations specific to that company’s respective business, without undue consideration of investor expectations for the other business. Each company should also be able to focus its public relations efforts on cultivating its own separate identity.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Separation and Distribution Agreement between us and Starwood. See “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Separation—Separation and Distribution Agreement” for more information.

Internal Reorganization

Vistana was incorporated in Delaware on June 10, 2015 for the purpose of holding Starwood’s vacation ownership business at the time of the distribution. Prior to the distribution, as described under “—Distribution of Shares of Our Common Stock,” Starwood and we will implement an internal reorganization through a series of transactions designed to transfer (a) to Vistana ownership of the entities and other assets comprising Starwood’s vacation ownership business and the Transferred Properties and (b) to Starwood and its subsidiaries (other than Vistana and our subsidiaries after giving effect to the transfers of entities described in clause (a) ownership of the entity that developed the residences at SRBH and two legal entities comprising our ownership interests in Aruba. Prior to the internal reorganization, we will have no operations other than those related to our formation and in preparation for the separation and distribution. Following the internal reorganization, which is a condition to the spin-off, we will own all of the assets that comprise substantially all of Starwood’s vacation ownership business and the Transferred Properties.

Distribution of Shares of Our Common Stock

Under the Separation and Distribution Agreement, the distribution will be effective as of 12:01 a.m., Eastern time, on             , 2015, the distribution date. As a result of the spin-off, on the distribution date, each holder of Starwood common stock will receive one share of our common stock for every                  shares of Starwood common stock that the stockholder owns as of the record date. In order to receive shares of our common stock in the spin-off, a Starwood stockholder must be a stockholder at the close of business of the              on                     , the record date.

On the distribution date, Starwood will release the shares of our common stock to our distribution agent to distribute to Starwood stockholders as of the record date. Our distribution agent will establish book-entry accounts for record holders of Starwood common stock and credit to such accounts the shares of our common stock distributed to such holders. Our distribution agent will send these stockholders, including any registered holder of shares of Starwood common stock represented by physical share certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records that does not use physical stock certificates. For stockholders who own Starwood common stock through a broker or other nominee, their broker or nominee will credit their shares of our common stock to their accounts. We expect that it will take the distribution agent up to              to electronically issue shares of our common stock to Starwood stockholders or their bank or brokerage firm by way of direct registration in book-entry form. Any delay in the electronic issuance of our shares by the distribution agent will not affect trading in our common stock. As further discussed below, we will not issue fractional shares of our common stock in the distribution. Following the spin-off, stockholders who hold shares in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

Starwood stockholders will not be required to make any payment or surrender or exchange their shares of Starwood common stock or take any other action to receive their shares of our common stock.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Starwood stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Starwood stockholders who would otherwise have received fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. We will be responsible for payment of any brokerage fees, which we do not expect will be material to us. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes, but you should consult your own tax advisor as to the receipt of such cash based on your particular circumstances. We describe the material U.S. federal income tax consequences of the distribution in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of U.S. federal income tax consequences to holders of Starwood common stock as a result of the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations of those authorities, in each case as in effect as of the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Starwood common stock that are U.S. Holders, as defined below, that hold their Starwood common stock as a capital asset within the meaning of the Code. A “U.S. Holder” is a beneficial owner of Starwood common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to U.S. holders of Starwood common stock in light of their particular circumstances, nor does it address the consequences to U.S. holders of Starwood common stock subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Starwood common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons owning Starwood common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States; or

•	persons who hold Starwood common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Starwood common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences of the distribution to it.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

The distribution is conditioned upon Starwood’s receipt of an opinion of Starwood’s tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Tax Counsel”), on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, substantially to the effect that the distribution qualifies under Sections 355 and 368(a) of the Code. In addition to obtaining the opinion, Starwood expects to receive the IRS Ruling related to certain restructuring transactions that will be completed in connection with the distribution not addressed in the opinion of Tax Counsel. Assuming the distribution so qualifies for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder upon the receipt of shares of our common stock in the distribution, other than if a U.S. Holder receives cash in lieu of a fractional share of common stock as discussed below;

•	no gain or loss will be recognized by Starwood on the distribution, except for possible gain or loss arising out of the internal reorganizations undertaken in connection with the distribution and with respect to certain items required to be taken into account under Treasury Regulations relating to consolidated U.S. federal income tax returns;

•	the aggregate tax basis of the Starwood common stock and our common stock held by each U.S. Holder immediately after the distribution (including any fractional interests to which the stockholder would be entitled) will equal the aggregate tax basis of the Starwood common stock held by the U.S. Holder immediately before the distribution, allocated between the Starwood common stock and our common stock in proportion to their relative fair market values on the date of the distribution; and

•	the holding period of our common stock received by each U.S. Holder in the distribution will include the holding period for the Starwood common stock on which the distribution is made.

U.S. Holders that have acquired different blocks of Starwood common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period for, shares of our common stock distributed with respect to such blocks of Starwood common stock.

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the distribution and then sold it for the amount of cash actually received. Such U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Starwood common stock exceeds one year on the date of the distribution.

The opinion of Tax Counsel will not address any U.S. state or local or non-U.S. tax consequences of the distribution. The opinion will assume that the distribution will be completed according to the terms of the Separation and Distribution Agreement and relies on the IRS Ruling and the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this information statement and a number of other documents. In addition, the opinion and IRS Ruling will be based on certain representations from, and certain covenants by, Starwood and us. The opinion and IRS Ruling cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion will be expressed as of the date of the distribution and will not cover subsequent periods. An opinion of Tax Counsel is not binding on the IRS, or the courts, and there can be no assurance that the IRS or a court will not take a contrary position.

Certain future events that may or may not be within the control of Starwood or our Company, including sales and redemptions of our or Starwood’s stock for cash or other property (other than certain stock-for-stock acquisitions and other permitted transactions) and certain asset dispositions by us or Starwood following the distribution, may cause the distribution to fail to qualify for tax-free treatment, and in such event the distribution would be taxable to both Starwood and holders of Starwood common stock. The process for determining whether a sale or exchange of our or Starwood’s stock after the distribution could cause the distribution to be treated as a “device” for the distribution of earnings and profits or a recovery of basis and thus a taxable transaction for U.S. federal income tax purposes to both Starwood and the holders of Starwood common stock is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case for which there may be no controlling authority directly on point, and any such sale or exchange may not be within the control of Starwood or our Company. If the distribution was taxable to both Starwood and holders of Starwood common stock, in general, each U.S. Holder receiving shares of our common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock, on the distribution date that was distributed to the U.S. Holder. Such distribution generally would be treated as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Starwood’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its Starwood common stock and thereafter as capital gain.

Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 and 368(a) of the Code, corporate-level taxable gain under Section 355(e) of the Code may result if 50% or more, by vote or value, of our stock or Starwood stock is treated as acquired or issued as part of a plan or series of related transactions that include the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case, and any such acquisitions may not be within our or Starwood’s control. For this purpose, any acquisitions or issuances of Starwood stock within two years before the distribution, and any acquisitions or issuances of our stock or Starwood stock within two years after the distribution generally are presumed to be part of such a plan, although we or Starwood, as applicable, may be able to rebut that presumption. If an acquisition or issuance of our stock or Starwood stock triggers the application Section 355(e) of the Code, Starwood or we could incur significant U.S. federal income tax liabilities attributable to the spin-off.

Treasury Regulations require holders of Starwood common stock who receive our common stock in the distribution who, immediately prior to the distribution, own (i) at least 5% of the total outstanding stock of Starwood, or (ii) securities of Starwood with an aggregate tax basis of $1,000,000 or more, to attach a statement setting forth certain information related to the distribution to their U.S. federal income tax returns for the year in which the distribution occurs.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly owned company. Immediately following the spin-off, we expect to have approximately              record holders of shares of our common stock and approximately                  shares of our common stock outstanding, based on the number of stockholders of record and outstanding shares of Starwood common stock on             , 2015. The figures assume no exercise of

outstanding options and exclude any shares of Starwood common stock held directly or indirectly by Starwood. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Starwood options and repurchase by Starwood of Starwood shares between the date the Starwood board of directors declares the dividend for the distribution and the record date for the distribution.

For information about the treatment of outstanding Starwood share-based awards with respect to the distribution, see “—Treatment of Share-Based Awards” and “Certain Relationships and Related Party Transactions— Agreements between Starwood and Vistana Relating to the Separation —Employee Matters Agreement.”

Before the spin-off, we will enter into several agreements with Starwood to effect the spin-off and provide a framework for our relationship with Starwood after the spin-off. These agreements will govern the relationship between us and Starwood after completion of the spin-off and provide for the allocation between us and Starwood of Starwood’s assets, liabilities and obligations. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions— Agreements between Starwood and Vistana Relating to the Separation.”

Market for Our Common Stock

There is currently no public market for our common stock. We intend to apply to list our common stock on the NYSE under the symbol “VSE.” A condition to the distribution is the listing of our common stock on a national securities exchange approved by Starwood.

Trading Between the Record Date and Distribution Date

We also anticipate that, beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in Starwood common stock: a “regular-way” market and an “ex-distribution” market. Shares of Starwood common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed in the distribution. Therefore, if you sell shares of Starwood common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. If you own shares of Starwood common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Starwood common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Starwood stockholders on the distribution date. If you owned shares of Starwood common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Starwood common stock you own, on the when-issued market. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular-way trading will begin.

Treatment of Share-Based Awards

With respect to outstanding Starwood stock options, restricted stock and restricted stock unit awards held by Starwood employees (other than performance shares) that are outstanding on the distribution date and for which the underlying security is Starwood common stock, we expect that each such award will continue to cover Starwood common stock and be subject to substantially the same terms and conditions after the spin-off as the terms and conditions that applied to such awards prior to the spin-off, except:

•	with respect to each stock option award, the number of underlying shares of Starwood common stock subject to such award and the per-share exercise price for such award will be adjusted so that the award will retain, immediately after the spin-off, in the aggregate, the same intrinsic value that the stock option award had immediately prior to the spin-off (subject to rounding); and

•	with respect to each restricted stock and restricted stock unit award, the number of underlying shares of Starwood common stock subject to such award will be equitably adjusted so that the award will retain, immediately after the spin-off, in the aggregate, the same intrinsic value that the award had immediately prior to the spin-off (subject to rounding).

With respect to outstanding Starwood restricted stock and restricted stock unit awards held by our employees (other than performance shares), including Mr. Williams and Ms. McGill among Vistana’s NEOs (as defined below), that are outstanding on the distribution date and for which the underlying security is Starwood common stock, we expect that each such award will generally be adjusted into an award of the same type covering our common stock. The Vistana awards will be subject to substantially the same terms and conditions after the spin-off as the terms and conditions applicable to the original Starwood awards prior to the spin-off, except:

•	with respect to each adjusted restricted stock and restricted stock unit award covering our common stock, the number of underlying shares of common stock subject to such award will be equitably adjusted so that the award will retain, immediately after the spin-off, in the aggregate, the same intrinsic value that the award had immediately prior to the spin-off (subject to rounding);

•	with respect to any continuous employment requirement associated with any such share-based awards, such requirement will be eligible to be satisfied after the spin-off by the Vistana employee based on his or her continuous employment with our Company; and

•	to the extent any of such Starwood share-based awards were originally subject to accelerated vesting in the event of a “change of control” of Starwood the corresponding post-spin-off Vistana share-based awards will generally accelerate in the same manner in the event of a change of control of our Company.

With respect to outstanding Starwood performance shares held by Starwood employees and our employees that are outstanding on the distribution date and for which the underlying security is Starwood common stock, we currently anticipate that each such performance share award will continue to be subject to substantially the same terms and conditions after the spin-off as the terms and conditions that applied to such awards prior to the spin-off, except:

•	for each outstanding Starwood performance share award held by a Starwood employee, the number of shares that may be earned for threshold, target and maximum performance under the award will be equitably adjusted so that the award will retain, immediately after the spin-off, in the aggregate, the same intrinsic value that the award had immediately prior to the spin-off (subject to rounding), and the spin-off will be treated as a one-time cash dividend to add back into the calculation of Starwood relative total stockholder return performance under such award the amount by which the price of Starwood’s common stock decreases specifically due to the spin-off;

•	for each outstanding Starwood performance share award held by our employees, the awards will generally be adjusted into a restricted Vistana common stock award based on the greater of the target level of achievement for the award or the level of vesting resulting from Starwood’s actual relative total stockholder return performance through the date of the spin-off;

•	for each outstanding Starwood performance share award held by our employees, to the extent any of such Starwood share-based awards were originally subject to a continuous employment requirement, such requirement will be eligible to be satisfied after the spin-off by the Vistana employee based on his or her continuous employment with our Company; and

•	for each outstanding Starwood performance share award held by our employees, to the extent any of such Starwood share-based awards were originally subject to accelerated vesting in the event of a “change of control” of Starwood, the corresponding post-spin-off restricted Vistana common stock awards will generally accelerate in the same manner in the event of a change of control of our Company.

To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or grants contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Starwood may determine that a different equitable adjustment or grant will apply in order to avoid any such adverse consequences.

We expect that the compensation committee of our Board will maintain a program to deliver long-term incentive awards to our executives and other employees that is appropriate for our business needs. However, the types of awards provided, the allocation of grant date values among the mix of awards and the performance measures to be used may differ from Starwood’s past practice.

Debt Incurrence and Other Financing Arrangements

We intend to enter into the two secured revolving credit facilities: (1) the Revolving Corporate Credit Facility, and (2) the Warehouse Credit Facility, in each case, concurrently or prior to the completion of the spin-off in amounts to be determined. We anticipate prior to the spin-off that we will either draw down on the Revolving Corporate Credit facility or issue a note payable to Starwood to reimburse Starwood for our allocable share of transaction costs. See “Description of Material Indebtedness and Other Financing Arrangements” for details on the Credit Facilities.

Conditions to the Spin-Off

We expect that the spin-off will be effective as of 12:01 a.m., Eastern Time, on                 , 2015, the distribution date, provided that the following conditions are either satisfied by us or waived by Starwood:

•	the board of directors of Starwood, in its sole and absolute discretion, has authorized and approved the spin-off (including the internal reorganization) and not withdrawn such authorization and approval, and has declared the dividend of the common stock of Vistana to Starwood stockholders;

•	the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement have been executed and not terminated by each party thereto;

•	our Registration Statement on Form 10, of which this information statement is a part, has become effective under the Exchange Act, no stop order suspending that effectiveness is in effect, and no proceedings for such purpose are pending before or threatened by the SEC;

•	our common stock has been accepted for listing on a national securities exchange approved by Starwood, subject to official notice of issuance;

•	the internal reorganization (as described in “The Spin-Off— Manner of Effecting the Spin-Off—Internal Reorganization”) has been completed;

•	Starwood has received the Tax Opinion;

•	Starwood has received the IRS Ruling;

•	this information statement has been mailed to the Starwood stockholders;

•	our Charter and Bylaws, each in the form filed as exhibits to the Registration Statement on Form 10 of which this information statement is a part, are in effect;

•	our Board consists of the individuals identified in this information statement, including any subsequent amendments hereto, as directors of our Company;

•	Starwood has received an opinion, in form and substance acceptable to Starwood, as to the solvency of Starwood and our Company;

•	no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution;

•	any material governmental approvals and other consents necessary to consummate the spin-off have been obtained; and

•	we have entered into the Credit Facilities.

The fulfillment of the foregoing conditions will not create any obligation on Starwood’s part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained in connection with the distribution. Starwood has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Starwood determines, in its sole discretion, that the spin-off is not in the best interests of Starwood or its stockholders, or that it is not advisable for us to separate from Starwood.

Reasons for Furnishing this Information Statement

We are furnishing this information statement to you, as a Starwood stockholder entitled to receive shares of our common stock in the spin-off, for the sole purpose of providing you with information about us. This information statement is not, and you should not consider it, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Starwood nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There is currently no public market for our common stock, and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis beginning on or shortly before the record date and continuing through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Starwood common stock at the close of business on the record date, you will be entitled to receive shares of our common stock distributed in the spin-off. You may trade this entitlement to receive shares of our common stock, without the shares of Starwood common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading of our common stock will end and “regular-way” trading will begin. We intend for our common stock to be listed on the NYSE under the ticker symbol “VSE.” We will announce our when-issued trading symbol when and if it becomes available.

We also anticipate that, beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in Starwood common stock: a “regular-way” market and an “ex-distribution” market. Shares of Starwood common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed in the distribution. Therefore, if you sell shares of Starwood common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. If you own shares of Starwood common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Starwood common stock.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. The trading price for our common stock may fluctuate significantly and may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our Company and the vacation ownership industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock” for further discussion of risks relating to the trading price of our common stock.

Transferability of Shares of Our Common Stock

On             , 2015, Starwood had          shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately          shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own approximately          shares of our common stock. In addition, individuals who are affiliates of Starwood on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, or in accordance with the safe harbor provided by Rule 144 under the Securities Act afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the Registration Statement on Form 10 of which this information statement is a part has become effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the national securities exchange on which our common stock has been accepted for listing during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available. In the future, we may adopt new stock option and other equity-based award plans and issue options to purchase shares of our common stock and other share-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued under awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution, none of our common stock will be outstanding on or immediately after the spin-off and there are no registration rights agreements existing for our common stock.

DIVIDEND POLICY

We do not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. We anticipate that the credit agreements relating to our Credit Facilities will include restrictions on our ability to pay dividends. The terms of agreements governing debt that we may incur or preferred stock that we may issue in the future may also limit or prohibit dividend payments. Accordingly, we cannot guarantee that we will either pay dividends in the future or continue to pay any dividend that we may commence in the future.

CAPITALIZATION

The following table presents our historical capitalization at March 31, 2015 and our pro forma capitalization at that date reflecting the spin-off and the related transactions and events described in this information statement as if the spin-off and the related transactions and events had occurred on March 31, 2015.

We are providing the capitalization table below for informational purposes only. You should not construe it as indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below also may not reflect the capitalization or financial condition that would have resulted had we been operated as a separate, independent entity at that date or our future capitalization or financial condition.

You should read the table below in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes included elsewhere in this information statement.

	March 31, 2015
	Historical	Pro forma
(in millions)

Debt
Securitized debt from VIEs	$229	$
Revolving Corporate Credit Facility	—
Warehouse Credit Facility	—

Total debt	$229	$

Equity
Net Parent investment(1)	$1,189	$
Common stock	—
Additional paid-in capital	—
Accumulated other comprehensive loss(2)	(47)

Total equity	$1,142	$

Total capitalization	$1,371	$

(1)    Defined in Note 1 - Formation and Organization of the notes to our annual combined financial statements.

(2)    Represents the cumulative translation adjustment of net assets denominated in a functional currency other than the U.S. Dollar.

SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA

The following table presents selected historical combined financial and operating data for the periods indicated below. The selected historical combined income statement data for each of the three years ending December 31, 2014, 2013, and 2012, and the selected historical combined balance sheet data as of December 31, 2014 and 2013, are derived from our audited combined financial statements, which are included elsewhere in this information statement.

The selected historical combined income statement data for the three month periods ending March 31, 2015 and 2014, and the selected historical combined balance sheet data as of March 31, 2015, are derived from our unaudited interim combined financial statements, which are included elsewhere in this information statement. We have prepared our unaudited interim combined financial statements on the same basis as our audited combined financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The selected historical combined financial data as of March 31, 2015 and for the three months ending March 31, 2015 and 2014 are not necessarily indicative of the results that may be obtained for a full year. The historical combined financial statements included in this information statement may not necessarily reflect our combined financial position, combined statements of comprehensive income and combined statements of cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

Our historical combined financial statements include allocations of certain expenses from Starwood, including expenses for costs related to functions such as information technology support, systems maintenance, financial services, human resources and other shared services. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company.

The following selected historical combined financial data includes originated sales, EBITDA and Adjusted EBITDA (in each case, defined in the footnotes to the table below), which are financial measures we use in our business that are not calculated or presented in accordance with GAAP, but we believe these measures are useful to help investors understand our results. We discuss these measures further, including their limitations in footnote (2) to the table, and we reconcile them to their most directly comparable financial measures presented in accordance with GAAP in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

In presenting the selected historical combined financial data in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates,” included elsewhere in this information statement, for detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

The following selected historical combined financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our annual combined financial statements and related notes included elsewhere in this information statement.

	Three months ended March 31,		Fiscal years ended December 31,
(in millions, except operating data)	(unaudited)
	2015	2014 (1)	2014 (1)	2013 (1)	2012 (1)
Combined income statement data
Total revenues	$246	$242	$921	$1,152	$1,541
Total costs and expenses	205	204	795	925	1,284
Total revenues less total costs and expenses	41	38	126	227	257
Net income	25	24	75	139	156

Balance sheet data (end of period)
Cash	$28	NA	$2	$3	NA
Vacation ownership notes receivable, net	603	NA	608	619	NA
Inventory	221	NA	213	189	NA
Total assets	1,587	NA	1,562	1,574	NA
Securitized debt from VIEs	229	NA	249	355	NA
Total liabilities	445	NA	455	548	NA
Parent equity	1,142	NA	1,107	1,026	NA

Other financial data
Originated sales (2a)	$83	$84	$323	$326	$324
EBITDA (2b)	50	47	165	264	291
Adjusted EBITDA (2c)	50	43	154	148	132

Operating data
Tour flow (3)	26,900	26,320	113,270	119,250	121,020
Volume per guest (“VPG”) (4)	$3,020	$3,100	$2,800	$2,680	$2,620
Rental availability, net (5)	388,280	397,760	1,566,990	1,607,730	1,494,410
Keys rented (6)	311,240	308,740	1,172,880	1,139,830	1,059,480
Average daily rate (“ADR”) (7)	$203	$183	$165	$163	$159
Rental occupancy	80%	78%	75%	71%	71%

(1)	Included in our results and operations is the development of the mixed used project, SRBH. The SRBH development included a 243-room luxury hotel, 306 private residences and an expansive complement of features and retail offerings. Construction of the 26 story-complex began in late 2007 with the demolition of the legacy Sheraton Bal Harbour hotel and was completed in 2011, with opening in January 2012. The hotel portion of the project was transferred in 2012 to the Americas segment of Starwood as a wholly owned hotel. In addition to managing the development of SRBH, we also oversaw the marketing and sales efforts for the whole-ownership luxury residence portion of the project. The residential portion sold out by 2014 at approximately $1.1 billion with a majority of the closings occurring in 2012 and 2013, as represented in the financial results of our residential segment. The sell out of the residential portion of SRBH generated approximately $1.1 billion in total revenues. As discussed in our Overview and Principles of Combination and Basis of Presentation sections in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Starwood will retain the legal entity remaining in our residential segment at the spin-off date, along with the rights to sell residential units using Starwood brand names.

(2)	Non-GAAP financial measures:

a.	Originated sales

Originated sales represent the total amount of vacation ownership products under purchase agreements signed during the period where we have received a down payment of at least ten percent of the contract price, reduced by actual rescissions and cancellations as well as adjustments for incentives and other administrative fee revenues during the period. Originated sales is a non-GAAP financial measure and should not be considered in isolation or as an alternative to sales of vacation ownership products, net, or any other comparable operating measure prescribed by GAAP. Originated sales differs from sales of vacation ownership products, net that we report in our combined statements of comprehensive income due to the GAAP requirements for revenue recognition and are primarily impacted by rescission, buyer’s commitment and POC deferrals, provisions for loan losses, as well as adjustments for incentives and other administrative fee revenues. We consider originated sales to be an important operating measure because it reflects the pace of sales in our business.

b.	EBITDA

EBITDA, a financial measure which is not prescribed by GAAP, reflects earnings excluding the impact of interest expense (other than consumer financing interest expense), income tax expense, depreciation and amortization. For purposes of our EBITDA calculation, we do not adjust for consumer financing interest expense because the associated debt is secured by vacation ownership notes receivable that have been sold to bankruptcy remote special purpose entities and is generally non-recourse to us. Further, we consider consumer financing interest expense to be an operating expense of our business. We consider EBITDA to be an indicator of operating performance. We also use EBITDA, as do analysts, lenders, investors and others, because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

c.	Adjusted EBITDA

We evaluate Adjusted EBITDA, another non-GAAP financial measure, as an indicator of performance. Adjusted EBITDA excludes the impact of our restructuring charges/(credits), losses/(gains) on asset dispositions, impairments, the deferral adjustment associated with percentage of completion accounting guidelines reflecting its impact on our GAAP revenues and expenses and the operations of our residential business. We evaluate Adjusted EBITDA, which adjusts for these items to allow for period-over-period comparisons of our ongoing core operations, as it is a useful measure of our ability to service debt, fund capital expenditures and expand our business. The primary driver of the change from EBITDA to Adjusted EBITDA in 2013 and 2012 was the impact of SRBH activity in those years.

(3)	Tour flow represents the number of sales presentations given at our sales centers during the period.
(4)	VPG is calculated by dividing originated sales, excluding telesales and other sales that are not attributed to a tour at a sales location, by the number of sales guest tours. We believe that this operating metric is valuable in evaluating the effectiveness of the sales process as it combines the impact of average contract price with closing efficiency.
(5)	Rental availability, net represents the number of available room-nights, net of rooms that are out of order for maintenance or renovation during the period.
(6)	Keys rented represents the total number of room-nights rented.
(7)	ADR represents the average daily rental rate for an occupied room.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements should be read in conjunction with the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our historical annual and interim combined financial statements and accompanying notes, which are included elsewhere in this information statement.

The unaudited pro forma combined financial statements set forth below are based on and have been derived from our historical combined financial statements, including the unaudited interim combined balance sheet as of March 31, 2015, the unaudited interim combined statement of comprehensive income for the three months ended March 31, 2015 and the audited combined statement of comprehensive income for the year ended December 31, 2014, which are included elsewhere in this information statement.

The unaudited pro forma combined income statements give effect to the spin-off and related transactions and events as if they had occurred on January 1, 2014. The unaudited pro forma combined balance sheet gives effect to the spin-off and related transactions and events as if they had occurred on March 31, 2015. In management’s opinion, the unaudited pro forma combined financial statements reflect adjustments that are both necessary to present fairly the unaudited pro forma combined income statements and the unaudited combined financial position of our business as of and for the periods indicated and are reasonable given the information currently available.

Our historical combined financial statements include allocations of certain expenses from Starwood, including expenses for costs related to functions such as information technology support, systems maintenance, financial services, human resources, and other shared services. These costs may not be representative, either positively or negatively, of the future costs we will incur as an independent, public company. Effective with the spin-off, we will assume responsibility for all of these functions and related costs. Certain of these activities will continue to be performed by Starwood under transition services agreements for a limited period of time. We will incur incremental costs as an independent public company, including costs to replace services previously provided by Starwood, as well as other stand-alone costs. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, therefore, are not included as adjustments within the unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements are for illustrative and informational purposes only and are not intended to represent what our income or financial position would have been had the spin-off and transactions and events discussed below occurred on the dates indicated. The unaudited pro forma combined financial statements also should not be considered indicative of our future income or financial position as an independent, public company.

The unaudited pro forma combined financial statements have been prepared to give effect to the following:

•	the transfer by Starwood to us, pursuant to the spin-off, of substantially all the assets and liabilities that comprise our business, including the Transferred Properties;

•	the distribution of our common stock to Starwood’s stockholders (assuming a one to distribution ratio);

•	our entry into the Credit Facilities;

•	our entry into the License Agreement, which we expect will require us to pay a fixed annual fee of $30 million and certain variable fees to Starwood (See “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Separation—License Agreement” for a further description of the License Agreement);

•	the impact of the Separation and Distribution Agreement, SPG Affiliation Agreement, Tax Matters Agreement, Employee Matters Agreement, Non-Competition Agreement, Transition Services Agreement and other commercial agreements between Starwood and us; and

•	the impact of removing our residential segment (the entity that developed SRBH), as well as the two legal entities comprising our ownership interests in vacant land in Aruba that will be retained by Starwood, from our historical combined financial statements.

The unaudited pro forma combined financial statements do not include certain non-recurring separation costs that we expect to incur in connection with the separation. We expect to fund these costs through cash from operations and, if necessary, cash available from the Credit Facilities to be entered into prior to or concurrently with the completion of the separation. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

Vistana Signature Experiences, Inc.

Unaudited Pro Forma Combined Balance Sheet

March 31, 2015

(in millions)

	Historical	Pro forma adjustments	Pro forma
ASSETS
Cash	$28	$	$
Restricted cash	44
Accounts receivable, net	50
Vacation ownership notes receivable, net	603
Inventory	221
Property and equipment, net	498
Goodwill	19
Deferred tax assets	57
Other assets	67

Total assets	$1,587	$	$

LIABILITIES AND PARENT EQUITY/STOCKHOLDERS’ EQUITY
Accounts payable	$20	$	$
Accrued liabilities	75
Securitized debt from VIEs	229
Deferred revenues	46
Other liabilities	75

Total liabilities	445

Net Parent investment	1,189
Common stock	—
Additional paid-in-capital	—
Accumulated other comprehensive loss	(47)

Total Parent equity/stockholders’ equity	1,142

Total liabilities and Parent equity/stockholders’ equity	$1,587	$	$

Vistana Signature Experiences, Inc.

Unaudited Pro Forma Combined Income Statement

Three Months Ended March 31, 2015

(in millions, except per share data)

	Historical	Pro forma adjustments	Pro forma
Revenues
Sales of vacation ownership products, net	$87	$	$
Consumer financing	21
Resort and vacation network management	16
Resort operations and ancillary services	78
Cost reimbursements	44

Total revenues	246

Costs and expenses
Cost of sales of vacation ownership products	24
Sales and marketing	42
Consumer financing	5
Resort and vacation network management	7
Resort operations and ancillary services	62
Cost reimbursements	44
General and administrative	11
Depreciation and amortization	9
Other expenses, net	1

Total costs and expenses	205

Income before income taxes	41
Income tax (expense)	(16)

Net income	$25	$	$

Basic outstanding shares	NA
Basic EPS	NA
Diluted outstanding shares	NA
Diluted EPS	NA

Vistana Signature Experiences, Inc.

Unaudited Pro Forma Combined Income Statement

Year ended December 31, 2014

(in millions, except per share data)

	Historical	Pro forma adjustments	Pro forma
Revenues
Sales of vacation ownership products, net	$321	$	$
Consumer financing	83
Resort and vacation network management	63
Resort operations and ancillary services	259
Cost reimbursements	174
Residential sales	21

Total revenues	921

Costs and expenses
Cost of sales of vacation ownership products	84
Sales and marketing	158
Consumer financing	24
Resort and vacation network management	28
Resort operations and ancillary services	234
Cost reimbursements	174
Residential	9
General and administrative	43
Depreciation and amortization	38
Other expenses, net	3

Total costs and expenses	795

Equity earnings from unconsolidated joint venture	1

Income before income taxes	127
Income tax (expense)	(52)

Net income	$75	$	$

Basic outstanding shares	NA
Basic EPS	NA
Diluted outstanding shares	NA
Diluted EPS	NA

THE VACATION OWNERSHIP INDUSTRY

The vacation ownership, or timeshare, industry is one of the fastest growing segments of the global travel and tourism sector. Vacation ownership generally offers a long-term or perpetual usage right in a resort-style villa. As evidenced in the chart below, vacation ownership sales in the United States have increased by over 700% over the last 30 years. This growth is mostly due to product evolution, an enhanced regulatory environment and the institutionalization of the industry, including the entry of branded lodging and entertainment companies, such as Starwood, Four Seasons Hotels & Resorts, Hilton Worldwide, Hyatt Hotels, Marriott International, The Walt Disney Company and Wyndham Worldwide.

According to the Owner’s Report Shared Vacation Ownership, 2014 edition, prepared by HSR Associated for AIF, approximately nine million families (8% of U.S. households) own a vacation ownership product. There were 1,555 timeshare resorts in the United States in 2014. Sales of vacation ownership product reached $10.6 billion in 2007. The industry experienced a contraction in 2008 and 2009, driven materially by developers managing their business at lower tour flow and sales levels, thus reducing their need for liquidity. Since 2009, vacation ownership sales volume has been on a strong growth trajectory, up 25% to $7.9 billion from 2009 to 2014.

Sales of Vacation Ownership Week Equivalents in the United States since 1985

($ in billions)

Source: State of the Vacation Timeshare Industry - United States Study, 2015 edition, prepared by Ernst & Young for AIF, as of December 31, 2014.

Vacation ownership products offer many alternatives that allow vacationers to choose the product that best suits their lifestyle and travel preferences, including location, size of accommodation and time of year. Relative to hotel rooms, vacation ownership units typically offer more spacious floor plans and residential features including a living room, fully equipped kitchen, dining area and other residential features. Owners of vacation ownership interests also benefit from a cost structure that does not fluctuate on a daily basis. Compared to owning a vacation home in its entirety, key advantages of vacation ownership typically include a lower up-front acquisition cost, lower annual expenses, resort style features and services and an established infrastructure to exchange their usage rights for stays across multiple locations.

Vacation ownership companies usually provide consumer financing to their purchasers. Customers that utilize this financing generally make a down payment equal to 10% to 20% of the purchase price. Historically, most loans have had seven- to ten-year terms with interest rates ranging from 10% to 18% and are fully-amortizing. Consumer financing efforts are supported by well-developed asset-backed financing markets. To finance these lending activities, vacation ownership companies typically access conduit-style financing receiving advance rates ranging from 75% to 85% of the outstanding principal balances. After the loans have exhibited required minimum payment activity, vacation ownership companies typically access the securitization markets to obtain long-term capital and liquidity. The difference between the interest rates provided to vacation ownership purchasers and the interest rates at which vacation ownership companies secure their capital generates profits and cash flows for vacation ownership companies. Upon a loan default, the vacation ownership company may recover on the ownership interest securing the loan and remarket the interest for sale. Vacation ownership loans perform well relative to securitizations in other consumer products. Since 2008, the average monthly default rate of securitized vacation ownership loans was 0.7%, which compares with 1.6%, 5.1% and 2.2% in the automobile, bank card and home mortgage industries, respectively.

Vacation ownership resorts in the United States typically form not-for-profit HOAs, which serve at the direction of elected boards of directors. The HOA is responsible for administering the property on behalf of the owners which includes overall asset maintenance, long-term planning and, in many cases, ensuring that capital needs are met. In most resorts, the HOA hires a management company, generally an affiliate of the developer, to operate the resort on a day-to-day basis. Owner participation in the HOA is generally mandatory. To fund the ongoing operational costs of the vacation ownership resort, each owner is required to pay a maintenance fee equal to his or her pro rata share of operating and capital expenses. In addition to operating costs, these costs typically include management fees and expenses, taxes, insurance and other allocable costs. If an owner fails to pay the maintenance fee, a default occurs that may result in the loss of the owner’s interest. Upon a payment default, an HOA will endeavor to find a new owner that will pay its share of the resort costs. As such, HOAs may seek the services of a management company that has marketing and distribution capabilities to re-sell recovered ownership interests.

Many vacation ownership users enjoy the flexibility to exchange their usage rights in a given year for stays in other resorts within the developer network or with a third-party exchange company. Exchanging within a developer network typically results in consistency of experience relative to an owner’s home resort. Exchanging with an internal exchange or a third-party company typically offers additional options and locations. According to the 2012 World Wide Shared Vacation Ownership Report, 2012 edition, prepared by Oxford Economics and TRiG for AIF, there are over 5,000 vacation ownership resorts in over 100 countries, many of which are available through these third-party exchange networks. Further enhancing flexibility, some developers have hotel or rewards affiliation agreements that enable owners to exchange their VOI usage right in a given year for use in a hotel network, airline flights or goods and services.

BUSINESS

The Company

We are the exclusive worldwide developer, marketer, seller and manager of high-end vacation ownership properties for the upper-upscale Westin and Sheraton brands. Our network consists of 19 vacation ownership resorts and three fractional residence properties located in key vacation markets in appealing destinations within the United States, Mexico and the Caribbean. Our resorts and our affiliation with the SPG Program provide our owners with world-class vacation experiences and access to approximately 1,200 Starwood hotels and resorts around the world. We generate most of our revenue from selling VOIs, financing our customers’ VOI purchases, managing our resort and vacation network and providing on-site rental and ancillary hospitality services.

During our 35-year operating history we have developed approximately 5,000 vacation ownership units, which we refer to as villas, sold more than $6 billion of VOIs and established an ownership base of approximately 220,000 owner-families. Our development experience ranges from hotel conversions to purpose-built single-site resorts in excess of a thousand units constructed in phases. We expect to grow our business through development of additional phases at existing resorts, developing new resorts in existing markets, converting all or part of our Transferred Properties to vacation ownership products and expanding our sales distribution capabilities.

•	Additional phases at existing resorts. We have near-term plans to develop additional phases at several of our existing resorts, including Sheraton Vistana Villages in Orlando, Florida, The Westin Desert Willow Villas, in Palm Desert, California and The Westin St. John Resort & Villas in St. John, U.S. Virgin Islands. We also have capacity for additional phases at our South Carolina and Colorado resorts.

•	New resorts in existing markets. In February 2015, we announced a 390-villa development at The Westin Nanea Ocean Villas in Maui, Hawaii, which we expect to begin pre-selling before year-end of 2015. We will pursue additional development opportunities in our other existing markets that have similarly strong customer appeal, proven performance and cost efficient distribution.

•	Hotel conversions. The Transferred Properties will result in five additional Westin and Sheraton branded properties being owned by the Company. Over time, we intend to convert some or all of these properties, in whole or in part, into vacation ownership properties that will provide us with additional VOI inventory in highly desirable locations. We expect to have opportunities to evaluate additional Starwood and non-Starwood hotel conversions.

•	Accelerated distribution. We expect to generate additional sales capacity and tour volume by opening new sales galleries at select Transferred Properties. We intend to use these new sales galleries to market VOIs at our existing resorts. Once the sales process begins for the Transferred Properties, these sales galleries will serve primarily as distribution channels for the applicable Transferred Property.

We are well-positioned to capitalize on the growing market for vacation ownership product, due to our high-quality brands, SPG Program affiliation, superior reputation, distribution channels, sales infrastructure, existing inventory and development opportunities at our attractive, highly-desirable resort destinations. We have benefitted from strong continuity across our senior management team, with members of senior management having worked with the Company for over 20 years on average. Our execution capabilities are supported by our existing workforce of approximately 5,300 associates employed at our corporate offices, vacation ownership resorts and certain of the Transferred Properties upon completion of the spin-off.

Our Name

As we continue to work toward the completion of the spin-off process, we are pleased to unveil our new corporate name—Vistana Signature Experiences. This new, yet familiar, name builds on a 35-year history and our recognized reputation for excellence. While our name is familiar, our new look represents the exciting future opportunities that exist for our owners, associates, guests and stockholders as we seek to continue to deliver the exceptional experiences that our travelers have come to expect.

More than a reflection of our enduring history, we believe the name Vistana captures the essence of who we are: a forward-looking company that empowers travelers to expand their travel horizons, and see the world in new and unexpected ways. Signature Experiences speaks to what our customers expect from us and what we deliver—personalized travel experiences that are unique and memorable—as unique as their own signature.

Vistana Signature Experiences will complement the strength of the iconic Westin and Sheraton brands and the power of the SPG Program—all of which resonate and connect with our owners and guests—and remain integral to their affinity with our Company and their use and enjoyment of our products and services.

We will continue to operate our business under the Starwood Vacation Ownership name until completion of the spin-off.

Our History

Our business was established in 1980. Prior to our acquisition by Starwood in 1999, we operated as a private company, a public company subsidiary and a public stand-alone company. We believe that our premier vacation destinations and corporate culture of delivering operational excellence and outstanding customer experiences are key drivers that will continue to create value for our stakeholders. We opened our first vacation ownership resort in Orlando, Florida and have expanded our resort portfolio into other attractive vacation destinations including Hawaii, Mexico, Arizona, California, Colorado, South Carolina and the Caribbean.

In the 1980s, we transitioned from a developer of resort projects to a fully-integrated operating company, and in the 1990s, we expanded our revenue opportunities and enhanced the value proposition of our VOI products by further expanding our number of resorts. This continued evolution of the Company’s business activities led to a number of VOI product enhancements, which have, in turn, led to a significant improvement in our sales. The following are some of the product enhancements that we have implemented over the past 35 years from the original fixed week product offered by the industry in its early years:

•	Floating week VOIs. Our floating week product enables our customers to reserve any week during the year within a season, subject to availability at their resort of ownership.

•	Biennial ownership. Biennial VOIs provide our owners the flexibility to purchase VOIs for use in perpetuity, on an every other year basis. This product has a great appeal to our owner base wishing to add to their existing ownership. Additionally, this product broadened our access to customers interested in our resort network at a lower initial purchase price. These owners often add to their initial ownership over time.

•	Lock-offs. Lock-off units have two separate entrances with an adjoining, lockable door. These types of units allow owners to split the unit’s use, including the exchange of the occupancy right attributable to a portion of the unit or the extension of the vacation period in one portion of the accommodation.

•	Mixed-use locations. Our mixed-use vacation ownership resorts are located adjacent to, or in close proximity to full-service hotels and thereby offer our customers access to the hotel’s amenities. The Harborside Resort at Atlantis was our first mixed-use resort. Since developing the Harborside Resort, we have opened additional mixed-use resorts in Hawaii, Arizona, California, Colorado and St. John.

•	Points-based internal exchange. Our internal exchange is a points-based overlay that provides our owners with the benefit of having a home resort and enhances their flexibility to vacation at any resort within our vacation ownership network. Our points-based system offers our customers the ability to reserve nightly stays, flexible check-in dates and multi-year use of their annual VOI occupancy right.

•	SPG Program. Our affiliation with the SPG Program will provide our owners an opportunity to achieve elite status in Starwood’s award-winning loyalty program and the ability to convert their applicable annual VOI occupancy right into Starpoints.

•	Sheraton Flex program. The Sheraton Flex program is a recently introduced points-based product that offers ownership in a product featuring multiple home resorts where owners are entitled to an exclusive advanced booking window.

We continue to focus on the evolution of products that deliver great experiences with maximum flexibility for our owners and customers.

The following timeline notes significant steps in the evolution of our business and product offerings to date:

On February 10, 2015, Starwood announced its plan to spin off our business as a separate publicly traded company. Vistana was incorporated in Delaware on June 10, 2015. Our corporate headquarters is located in Orlando, Florida.

Our Strengths

We expect to grow our leadership in the industry by leveraging our strengths, which include world-class resorts and locations, exclusive use of the Westin and Sheraton brands for vacation ownership and affiliation with the SPG Program, exceptional product usage flexibility, development expertise, marketing and sales execution, highly predictable and recurring revenue streams, customer satisfaction and retention, operational excellence due to our experienced management team and significant available existing inventory and development opportunities.

World-class resorts in key locations with year-round appeal

Our resorts are located in some of the most sought-after vacation destinations in North America and the Caribbean, including Orlando, Hawaii and Mexico. For example, our two largest properties are located in Orlando, Florida, which was the most visited destination in the United States with over 62 million visitors in 2014; Hawaii, our second largest market, experienced a record of 8.2 million visitors with an average length of stay in excess of nine days in 2014; and Mexico, which was one of the most visited spots for American travelers in 2014.

Furthermore, our resorts and staff are consistently recognized for their excellence in hospitality by some of the most reputable industry groups and respected publications in the world. Whether recognized by industry leaders or guests, these awards and accolades reflect our commitment to operational excellence and a dedication to providing exceptional guest experiences.

Exclusive use of the Westin and Sheraton brands for vacation ownership and affiliation with the SPG Program

We are affiliated with Westin and Sheraton, the largest brands in the Starwood network, comprising over 600 hotels and approximately 225,000 rooms. The scale and positive attributes of these hotels enhance the reputation of our vacation ownership resorts.

Our License Agreement and SPG Affiliation Agreement with Starwood will provide us with unique and significant customer acquisition and product use benefits. We also have access to Starwood’s customer database through which we can cost-effectively source customer information for VOI sales purposes. Furthermore, access to the SPG Program is a key value driver for our owners that adds to their enjoyment of our product and supports our sales effort. In addition, we rent our nightly available inventory through Starwood’s websites and its other distribution channels. In doing so, we gain exposure to prospective customers that may already have knowledge of and affinity for Starwood brands while contributing to our resort revenues and income.

Exceptional product usage flexibility

Our vacation ownership program is structured to provide our owners with substantial product usage flexibility. Owners may use their VOIs in a variety of ways:

•	Home Resort Feature. Owners have access to an exclusive advanced booking window at their home resorts, which provides them with the annual ability to reserve a unit of choice with preferred vacation dates. In addition, at some resorts customers may have the option for an additional premium to fix their unit of choice and/or their preferred dates as part of their ownership use plan.

•	Our Vacation Network. We utilize a points-based feature that enables our owners to exchange their annual VOI occupancy right to stay at any of our beach, family, golf, island, mountain or winter destinations. We believe our implementation of the Westin and Sheraton standards and policies provide our owners, guests and customers with excellent service and amenities across our portfolio.

•	SPG Program. Our owners may exchange their occupancy rights in a given year for Starpoints, which may be redeemed for stays at Starwood’s approximately 1,200 worldwide hotel and resort properties that participate in the SPG Program. In addition, Starpoints can be redeemed for airline flights or other special offers and unique experiences provided by the SPG Program via preferred relationships.

•	Third-Party External Exchange. Most of our owners have the option to exchange their occupancy right in a given year, via third-party exchange companies, for stays at vacation ownership properties outside our network. For example, we have a corporate relationship with Interval International, which has a global exchange network encompassing approximately 2,900 resorts in over 80 countries.

In all, our resort network and affiliation agreements with the SPG entities and third-party external exchange companies provide our customers with access to over 4,000 properties, cruise itineraries and other vacation and entertainment alternatives.

Development expertise

We have a long, successful record of strategically sourcing, evaluating and developing financially successful resorts in the most sought-after vacation destinations with access to high-end services and amenities. Our Company has developed over 5,000 villas across the United States, the Caribbean and Mexico. The scope of our resort development activities ranges from master-planned, large-scale developments to hotel inventory conversions. Our expertise in designing and developing large-scale, purpose-built vacation ownership resorts that began with Sheraton Vistana Resort, which is a 1,500-villa resort built in phases over multiple years. Along with large-scale developments, we have also executed projects in a mixed-use environment, including The Westin Mission Hills Resort Villas and The Westin Kierland Villas, each of which is comprised of approximately 150 villas. Our first hotel conversion was The St. Regis Residence Club, Aspen in 2003, converting 98 hotel rooms into 25 fractional residences. As part of this conversion, we maintained a high-quality hotel guest experience while delivering premium fractional residences. After completion of The St. Regis Residence Club, Aspen we utilized a similar approach to convert a part of The St. Regis, New York into 31 fractional residences and a portion of The Westin St. John Resort into VOI villas.

Marketing and sales execution

We believe the vacation ownership product represents a discretionary purchase and its average contract price typically reflects a meaningful decision. Therefore, we provide the customer with an in-depth presentation of the Westin and Sheraton brands, the affiliation with the SPG Program and the variety of ways in which they can benefit from our exceptional product usage. We have a wide variety of sophisticated marketing channels through which we generate a predictable source of tour flow of well-qualified potential buyers with an affinity for travel. Our presentation is conducted by a well-trained professional sales executive in a state-of-the-art, branded sales gallery. Product features and benefits, as well as a variety of purchase financing options are reviewed with our sales guests. The combined execution of our marketing and sales process is a critical element of the vacation ownership business model and we believe an area of strength for our Company.

Highly predictable and recurring revenue from our management services

We enter into management agreements with HOAs at each of our resorts and, generally, pursuant to a cost-plus management fee contract, earn, on average, 9% of the costs to operate the applicable resort. The services we typically provide include reservations, check-in, housekeeping, maintenance and other association management services. Since our inception, we have retained all of our management contracts at the resorts we have developed. We also earn annual and transactional fees from approximately 165,000 of our owner-families that participate in and use our internal exchange network.

Customer satisfaction and retention

We hold ourselves to high standards and strive to ensure that each of our VOI owners, sales guests and resort customers is provided with a world-class experience. Our resorts consistently achieve among the highest guest experience ratings within the Starwood system with more than 80% of owners and guests indicating both a strong “Likelihood to Return” and “Likelihood to Recommend” in 2014. High customer satisfaction results in high utilization of our resorts by our owners and rental customers, as well as better sales conversion rates from our sales guests. Evidencing this satisfaction, our average owner occupancy rate was 89% in 2014, as compared to the overall vacation ownership industry average of 79% in 2014 reported by AIF. Our strong customer satisfaction is evidenced by 52% of our sales being attributed to existing owners, strong brand satisfaction scores at our branded properties and low default rates in our consumer finance portfolio.

Operational excellence due to our experienced management team

We have a highly experienced management team that has significant longevity at our Company and in the vacation ownership industry generally, with team members averaging in excess of 20 years of experience with us. We have a long-standing culture of execution excellence, evidenced by our award-winning resorts, favorable satisfaction surveys and financial results. We strive to ensure that each interaction with a VOI owner, sales guest or resort customer is reflective of our culture. We believe our management team’s depth of experience will enable us to maximize customer and stakeholder value by capitalizing on growth opportunities in our industry.

Our management team will be led by Matthew E. Avril as Chief Executive Officer following completion of the spin-off. Mr. Avril, who has over 25 years of experience in the vacation ownership and branded hospitality industry, retired as President of Starwood’s Hotel Group in 2012, a position he held since September 2008, where he had oversight responsibility for Starwood’s global hotel operations and global sales organization. Prior to this role, Mr. Avril was President and Managing Director of Operations for SVO from May 2005 until August 2008 and, immediately prior, from April 2003 to May 2005, served as Senior Vice President, Managing Director of Operations for SVO. Mr. Avril was with SVO’s predecessor entity, Vistana, Inc., for the ten-year period from January 1989 to December 1998, serving in a variety of leadership roles, including its Executive Vice President and Chief Operating Officer, and, prior to that, its Chief Financial Officer.

Our Chief Operating Officer will be Stephen G. Williams, who has over 35 years of experience in the vacation ownership, fractional, residential and branded hospitality industry and is currently Chief Operating Officer of SVO, responsible for leading SVO’s sales and marketing, resort/vacation network operations, brands, creative design and guest/owner relationship teams. During his tenure at SVO, Mr. Williams served in increasingly senior sales and marketing roles prior to becoming Chief Operating Officer in 2012. Mr. Williams started in the resort industry in 1980 and, prior to joining SVO in 2000, worked for Marriott Vacation Club International, Fairfield Communities Inc., as well as Eaton International Corporation.

Our Chief Financial Officer will be Heather McGill, who has over 17 years of experience in the vacation ownership and branded hospitality industry and is currently Chief Financial Officer of SVO, responsible for leading SVO’s financial operations. During her tenure at SVO, Ms. McGill served in increasingly senior technical and leadership roles supporting and advising SVO’s finance, development and construction functions prior to becoming Chief Financial Officer in 2011. Ms. McGill is a certified public accountant and, prior to joining SVO in 1998, served as an auditor for PricewaterhouseCoopers LLP.

Significant available existing inventory and development opportunities

The Company has significant short-term and long-term inventory as well as identified VOI inventory growth opportunities including additional phases at existing resorts, new resorts in existing markets, and VOI conversions at the Transferred Properties. Our current vacation ownership properties and our development pipeline provide us with VOI inventory opportunities in highly desirable resort locations. We also may in the future have opportunities to evaluate additional inventory growth opportunities, including converting existing Starwood and non-Starwood affiliated hotels into vacation ownership properties, to further supplement our VOI inventory.

Business Strategy

Our objective is to provide best-in-class vacation ownership experiences and generate sustained stockholder value through the implementation of our business strategies. We intend to utilize our strengths to pursue these objectives through the following investment and growth strategies:

Focus on premier resort locations

We will continue to focus on operating resorts in the most sought-after vacation destinations that supply us with robust distribution opportunities. Our existing resorts are concentrated in some of the most visited destinations in North America and the Caribbean, and include Orlando, which is an entertainment hub and home to Walt Disney World in addition to other globally-recognized entertainment theme parks, and is the number one ranked tourist destination in the United States; Hawaii, which remains one of the most popular vacation destinations in the world; and the U.S. Virgin Islands, which were voted the second-best island destination in the world by TripAdvisor in 2013.

An example of our focus on premier resort locations is The Westin Nanea Ocean Villas in Maui, Hawaii, which is currently under development with plans for 390 villas. The Westin Nanea Ocean Villas is located in the heart of one of Maui’s most desirable beach and outdoor activity areas and represents one of the last development opportunities on the award-winning Ka’anapali Beach. The Westin Nanea Ocean Villas development is adjacent to two of our resorts, The Westin Ka’anapali Ocean Resort Villas and The Westin Ka’anapali Ocean Resort Villas North, which are comprised of 538 villas/1,021 keys and which will serve as valuable distribution channels when we begin sales by the fourth quarter of 2015.

In addition, the Transferred Properties that we intend to convert, in whole or in part, over time into vacation ownership products, are located in Hawaii, Mexico and Colorado. Collectively, these properties represent oceanfront and ski-in/ski-out resorts, reflecting our strategy of maintaining our focus on highly desirable vacation destinations.

Grow sales through development in existing markets and enhanced distribution

We intend to sustain and grow our VOI sales origination efforts by leveraging our globally recognized brands, maximizing our affiliation with Starwood, marketing to our existing ownership base of approximately 220,000 owner-families for additional sales and enhancing sales distribution to prospective sales guests. We expect revenue growth will primarily originate from the development and sale of VOIs in existing markets, conversion of and VOI sales at our Transferred Properties and added distribution through new sales centers.

Further, we believe we can improve the overall effectiveness of our sales process as we are able to offer an increasing variety of new resorts and other product enhancements we may introduce over time. Deploying capital in our existing markets leverages our established owner base and in place sales and marketing infrastructure. We expect to have the ability to deliver an additional 1,148 villas at our existing resorts. We also expect to generate sales from the development of new resorts, the first of which, The Westin Nanea Ocean Villas, is expected to begin presales by the fourth quarter of 2015. In addition, our Transferred Properties, located in our existing markets of Hawaii, Mexico and Colorado, are expected to provide us with a source of additional VOI inventory.

We expect to enhance distribution and increase tour flow through our Transferred Properties. We intend to open on-site sales galleries at certain Transferred Properties, which will generate guest tours from our hotel customers as well as promotional stays for our prospective sales guests. Further, we believe we can improve the overall effectiveness of our sales process as we are able to offer an increasing variety of new resorts and other product enhancements we may introduce over time.

Drive continued earnings from our consumer finance business

We offer our customers flexible financing alternatives in connection with their VOI purchases. In 2014, approximately 77% of our customers utilized a loan from us. On average, these customers finance 73% of their purchase price at a weighted-average interest rate of approximately 13.5%. Of the 73% of purchases financed, approximately 30% are paid in full within 180 days.

Our vacation ownership notes receivable portfolio, which is approximately $700 million, provides us with stable and recurring revenues from interest income and continues to experience strong performance with historically low delinquency and default rates. We access operating liquidity by receiving an advance rate on the pledge of these receivables in the asset-backed financing markets. Our securitized portfolio has provided us with a weighted average positive interest spread of approximately 9.6% for the three year period ending December 31, 2014.

Consumer finance revenues are expected to grow with the size of our loan portfolio, which is typically tied to our VOI sales volume net of prepayments as well as consumer defaults. Our portfolio is generally comprised of long-term loans and borrowers with an established payment history, which provides an expectation for a long-term stream of interest income and low default rates. As of December 31, 2014, our loan portfolio had a weighted average originated FICO score of 712, 2.7 years of payment history and remaining loan life of 7.7 years. At the end of 2014, our static pool model, which includes over 14 years of loan data, had a cumulative default rate of 9.2%.

Grow our highly predictable fee businesses

We intend to grow our highly predictable fee business that we earn on the recurring revenue from our resort management, vacation network and owner services activities. Our management fee revenue is generated from contracts we enter into with the HOAs at our resorts. These contracts typically provide us with a cost-plus management fee that averages 9% of the costs to operate the applicable resort and are generally not affected by fluctuations in rental rates or occupancy at our resorts. Furthermore, we expect to achieve incremental revenue growth from increases in the number of VOIs under management, the addition of new services for our owners and the addition of new members.

Our vacation network and owner services infrastructure provide our owners with substantial flexibility to use their VOIs outside of their home resort year-round. In 2014, approximately 165,000 owner-families paid approximately $23 million of membership fees to participate in our vacation network.

Deliver world-class experiences to our owners, sales guests, resort customers and be an employer of choice

We are an integrated hospitality company focused on providing our owners, sales guests and resort customers with memorable vacation experiences. This focus is a cornerstone in our business, which we believe has enabled us to consistently deliver world-class experiences in resort destinations and achieve high levels of customer satisfaction.

We seek to be the employer of choice in the markets in which we compete. Engaging associates in the success of our business continues to be one of our long-term core strategies, which attracts new associates and provides existing associates with incentives to deliver memorable guest experiences that lead to long-term relationships and strong operating results.

Maintain an efficient balance sheet

We expect to maintain a prudent level of debt and ensure access to capital commensurate with our operating needs, growth profile and risk mitigation policies. We intend to meet our liquidity needs through operating cash flow, the Credit Facilities and continued access to the asset-backed financing market.

Further, we intend to regularly review capital efficient opportunities, balancing our capital structure strategy with overall stockholder returns. Examples of capital efficient strategies include phased development of inventory, which limits the amount of unsold VOI inventory on our balance sheet at any time; incorporating a pre-sales component to our future securitization of vacation ownership notes receivable, which maximizes working capital by allowing us to raise cash from our consumer financing before a resort receives its certificate of occupancy; and establishing special purpose entities or joint ventures that reduce or limit our development risk and result in diversified sources of capital.

Our Resorts, Properties and Land

Upon completion of our spin-off, we expect our network to include 19 vacation ownership resorts, three fractional residence properties, the Transferred Properties and land where we have begun to or may choose to develop additional VOIs.

Existing Resorts and Land

	Location	Primary Experience (1)	Units (2)
Resort Name			Completed	Planned (3)	Total

Vacation Ownership Resorts
Sheraton Vistana Resort	Orlando, FL	Theme park	1,566	—	1,566
Sheraton Vistana Villages	Orlando, FL	Theme park	892	734	1,626
Vistana’s Beach Club	Jensen Beach, FL	Beach	76	—	76
Sheraton PGA Vacation Resort	Port St. Lucie, FL	Golf	30	—	30

Florida Total (4)			2,564	734	3,298

The Westin Nanea Ocean Villas (5)	Maui, HI	Beach	—	390	390
The Westin Ka’anapali Ocean Resort Villas	Maui, HI	Beach	280	—	280
The Westin Ka’anapali Ocean Resort Villas North	Maui, HI	Beach	258	—	258
The Westin Princeville Ocean Resort Villas	Kauai, HI	Beach	173	—	173

Hawaii Total (4)			711	390	1,101

The Westin Lagunamar Ocean Resort Villas & Spa	Cancun, MX	Beach	290	—	290
The Westin St. John Resort & Villas	St. John, USVI	Beach	164	88	252
Harborside Resort at Atlantis (6)	Nassau, Bahamas	Beach/Casino	198	—	198

Mexico and The Caribbean Total (4)			652	88	740

Sheraton Broadway Plantation	Myrtle Beach, SC	Golf/Beach	342	160	502

South Carolina Total			342	160	502

The Westin Mission Hills Resort Villas	Rancho Mirage, CA	Golf/Desert	158	—	158
The Westin Desert Willow Villas, Palm Desert	Palm Desert, CA	Golf/Desert	134	166	300

California Total			292	166	458

The Westin Kierland Villas	Scottsdale, AZ	Golf/Desert	149	—	149
Sheraton Desert Oasis Villas	Scottsdale, AZ	Golf/Desert	150	—	150

Arizona Total			299	0	299

Sheraton Mountain Vista	Vail Valley, CO	Ski/Mountain	78	—	78
The Westin Riverfront Mountain Villas	Vail Valley, CO	Ski/Mountain	34	—	34
Lakeside Terrace Villas	Vail Valley, CO	Ski/Mountain	23	—	23
Sheraton Steamboat Resort	Steamboat Springs, CO	Ski/Mountain	21	—	21

Colorado Total (4)			156	0	156

Total Vacation Ownership Resorts, 19 Operating and 1 Under Development			5,016	1,538	6,554

Yield on Remaining Inventory Available for Sale (7)			$750 million

Fractional Residence Properties
The Phoenician Residences, The Luxury Collection Residence Club	Scottsdale, AZ	Golf/Desert	6	—	6
The St. Regis Residence Club, Aspen	Aspen, CO	Ski/Mountain	25	—	25
The St. Regis Residence Club, New York	New York, NY	City/Cultural	31	—	31

Total, 3 Fractional Residence Properties			62	0	62

Total Properties, 22 Operating and 1 Under Development			5,078	1,538	6,616

(1)	Denotes primary experience. All of our resorts enjoy multiple attractions and experiences, including many with attractive year round weather and other vacation/entertainment experiences.
(2)	As of December 31, 2014.
(3)	These properties are entitled for vacation ownership use and are currently in either development, planning or evaluation stages.
(4)	Excludes additional developable land in Florida, Hawaii, St John, Mexico and Colorado, which are not included in our near term development plans but are under evaluation for longer-term inventory needs.
(5)	Currently under construction.
(6)	Unconsolidated joint venture that is materially sold out. We continue to manage an on-site sales operation on behalf of the joint venture.
(7)	Sales volume remaining in completed units as of December 31, 2014 excluding Harborside Resort JV. Yield based on inventory pricing as of year-end 2014.

Transferred Properties

Upon completion of our spin-off we will own five properties which we intend to convert, in whole or in part, to vacation ownership inventory over time. Upon the completion of the spin-off, these Transferred Properties will be initially managed by Starwood.

Transferred Properties	Location	Experience	Hotel Rooms

The Westin Resort & Spa, Cancun	Cancun, MX	Beach	379
The Westin Resort & Spa, Puerto Vallarta	Puerto Vallarta, MX	Beach	280
The Westin Resort & Spa, Los Cabos (1)	Los Cabos, MX	Beach	243
Sheraton Kauai Resort	Kauai, HI	Beach	394
Sheraton Steamboat Resort (2)	Steamboat Springs, CO	Ski/Mountain	264

Total			1,560

(1)	The Westin Resort & Spa, Los Cabos was damaged by Hurricane Odile in September 2014. As of the date of this filing, the hotel is closed for related repairs.
(2)	The vacation ownership portion of Sheraton Steamboat Resort is also included in our count of 19 operating vacation ownership resorts.

Our Licensed Brands

We intend to enter into a License Agreement with Starwood, which will, among other things, provide us with an exclusive license agreement to design, build, manage and maintain our existing and future vacation ownership resorts under the Westin and Sheraton brands. In addition, we will have a license to use the St. Regis and The Luxury Collection brands in connection with existing fractional residence properties. We intend to continue to leverage these leading brands to deliver value to our owners, guests, customers and stockholders. Our owners will continue to enjoy exceptional levels of service and programming and elite status within the SPG Program. We expect to continue to benefit from an affiliation with these brands providing us an opportunity to source new customers through our sales and marketing activities. We may also propose future vacation ownership projects to Starwood, including fractional projects, under one of Starwood’s brands other than Westin and Sheraton, subject to Starwood’s review and approval, in its sole discretion, and agreement on economics and other terms of a separate license agreement for any such project.

Westin®

As an upper-upscale leader in hospitality with an emphasis on wellness and design, Westin combines innovative products and programs with stylish design. From the world-renowned Heavenly Bed to the

WestinWORKOUT Fitness Studio, the Westin brand provides guests superior products and unique experiences. Westin Vacation Ownership embraces the brand attributes and demonstrates sophisticated style and experience within a vacation ownership property. As of December 31, 2014, our Westin Vacation Ownership portfolio consisted of nine resorts in eight destinations in Hawaii, Mexico, Arizona, California, Colorado and St. John. Owners in our Westin-branded vacation ownership resorts receive Gold-level SPG Program membership.

Sheraton®

Sheraton has over 75 years of history and is an iconic global hospitality brand that provides a warm welcome and creates opportunities for guests to connect with each other and their important life relationships. Sheraton Vacation Ownership serves the upper-upscale tier of vacation ownership, targeting customers who tend to vacation regularly with immediate and extended family. As of December 31, 2014, our Sheraton Vacation Ownership portfolio consisted of seven resorts in six destinations in Florida, Arizona, Colorado and South Carolina. Owners in our Sheraton-branded vacation ownership resorts receive Gold-level SPG Program membership.

St. Regis®

Combining classic sophistication and tradition with a modern sensibility, the St. Regis brand is committed to delivering exceptional experiences for today’s global elite travelers. The St. Regis Residence Club offers the luxury of fractional ownership through the St. Regis Residence Club, New York and the St. Regis Residence Club, Aspen for those who seek rare and exclusive opportunities. Residence Club Members at these properties enjoy bespoke services and amenities including a personal travel concierge. Owners in our St. Regis-branded fractional ownership properties receive Platinum-level SPG Program membership.

The Luxury Collection®

The heritage of The Luxury Collection is defined through authentic experiences and impeccable service. The Phoenician Residences, a Luxury Collection Residence Club in Scottsdale is the brand’s only fractional ownership community where owners enjoy multi-week fractional ownership in a supreme setting with premier amenities, including a personal travel concierge. Owners in our The Luxury Collection-branded fractional ownership resort receive Platinum-level SPG Program membership.

Starwood Preferred Guest® Program and Starwood’s Global Footprint

The SPG Affiliation Agreement to be entered into in connection with the spin-off transaction will allow us to continue to offer preferred membership in one of the industry’s leading loyalty programs, the SPG Program. The SPG Program allows members to earn and redeem Starpoints for room stays, room upgrades and flights, with no blackout dates, to Starwood’s ten global hotel brands as well as once-in-a-lifetime experiences through SPG Moments. The customers can travel to available properties within Starwood’s hotel network consisting, as of March 31, 2015, of nine brands and comprising approximately 1,200 hotels in 100 countries as the following table notes:

Starwood’s Global Footprint

Brand(1)	North America	Latin America	Europe	Africa and Middle East	China	Rest of Asia	Total(2)
St. Regis®	11	3	6	4	6	4	34
The Luxury Collection®	15	12	39	5	6	18	95
W®	25	4	6	1	4	6	46
Westin®	119	13	18	5	21	25	201
Sheraton®	196	36	62	34	67	43	438
Le Méridien®	20	2	17	27	10	23	99
Aloft®	65	5	4	1	9	9	93
Four Points®	115	19	11	8	23	19	195
Element®	16	—	1	—	—	—	17
Other	2	—	—	1	—	—	3

Total hotels	584	94	164	86	146	147	1,221

(1)	Starwood launched its tenth brand, Tribute Portfolio™, on April 16, 2015.
(2)	Property count as of March 31, 2015.

For further discussion regarding the terms of the License Agreement and SPG Affiliation Agreement, please refer to “Certain Relationships and Related Party Transactions—Agreements between Starwood and Vistana Relating to the Separation.”

Our Products

Our resorts are located in attractive destinations and offer spacious accommodations with studio, one-, two- and three-bedroom options. They include spacious living and dining areas, master bedrooms with upgraded master bathrooms, in-unit kitchens and laundry facilities, combined with resort amenities such as large swimming pools, restaurants and bars, marketplaces, fitness facilities and spas, as well as sports and recreation facilities and activity programming appropriate for a variety of vacation lifestyles. The vacation ownership business model provides for the consistent collection of annual maintenance fees and the establishment of capital reserves that allow our high-quality standards to be maintained.

We offer our customers the flexibility to purchase our products in ways that best suit their vacation needs. Ownership in our system is conveyed through deeds or membership interests, interchangeably referred to as VOIs. VOIs are sold in either a specific-site interval or in point packages that offer both specific site and multi-site resort options. Our purchase prices vary depending on the resort, season and unit type. In all cases, our products have a point-structure within our vacation network that allows owners to travel within our villa resort collection, provides elite access in the SPG Program and facilitates external exchange.

Our specific-site resort interval products are typically sold as fee simple deeded real estate interests at a specific resort representing an ownership interest in perpetuity, except where restricted by legal or other structural limitations. Specific-site resort owners have an exclusive reservation window at their home resort, followed by access to additional options through our vacation network. The exclusive booking window guarantees resort access to the owner creating greater owner satisfaction and enhancing the product value.

We continue to evolve our product offerings. In January 2015 we introduced Sheraton Flex, a multi-resort structure where owners have preferred access to multiple home resorts through a deeded real estate interest. As with the specific-site product, Sheraton Flex allows owners an exclusive reservation window at a Sheraton Flex resort followed by access to additional options through our vacation network. Sheraton Flex home resorts currently include three resorts in Florida, one in Scottsdale, Arizona and one in Myrtle Beach, South Carolina. We have the ability to add additional resorts to Sheraton Flex.

Our Sources of Revenue

We generate most of our revenues from three sources: selling and financing vacation ownership products, management activities and other income which includes rentals and ancillary services, and, for historical periods, our operations related to the sales of residential units at SRBH.

Vacation Ownership Sales and Financing Revenue

Our principal source of revenue is the sale of VOIs. See “—Customer Acquisition and Marketing Activities” below for information regarding our marketing and sales activities.

We earn interest revenue on loans that we provide to purchasers of our VOIs, as well as fees from loan servicing and other fees. See “—Consumer Financing” below for information regarding our consumer financing activities.

Management and Rental Operations Revenue

We generate revenue pursuant to long-term management contracts with our HOAs for managing our resorts. We also earn recurring annual and transactional management fees from our owners for belonging to and using our vacation network. See “—HOA, Resort and Vacation Network Management” below for information regarding our fee based activities.

We generate rental revenue at our vacation ownership resorts and expect to generate revenue by renting rooms at our Transferred Properties. We also provide ancillary services which include the sales of goods and services at restaurants, spas, golf courses and other retail and service outlets located on our resorts. See “—Rental and Ancillary Services” below for information regarding our resort management activities.

Residential Revenue

In the past, we have generated revenue from operations related to the sales of residential units at SRBH, which is fully sold. The legal entity that developed SRBH and the rights to sell residential units using Starwood brand names will be retained by Starwood after the spin-off.

Customer Acquisition and Marketing Activities

We attract and seek to build strong relationships with sales guests that have an affinity for our licensed brands, benefit from larger accommodations and are passionate about travel, particularly within our markets. Strategic marketing channels utilized by our highly specialized internal business units deliver a predictable stream of qualified guests to our resorts. Once in market, our distinctive services, activities, amenities and local area attractions deliver consistent and memorable experiences.

We utilize a number of marketing channels to attract qualified customers to our resorts. We then deliver high-value service and experiences, which drive sales guests to our resort and hotel-based sales centers. As of December 31, 2014 we had active vacation sales galleries at 14 of our vacation ownership properties and marketed our products for sale at 12 Starwood branded hotels in the United States, the Caribbean and Mexico. Over time, we expect to increase distribution capacity at our Transferred Properties and corresponding new sales centers.

We market our properties to new customers via the following methods:

On-site resort marketing. We fill available resort room night inventory with guests and customers looking for a more spacious villa experience at our resorts. We are able to provide unparalleled resort and concierge services that build relationships and lead to sales tours by customers who already understand the benefits of villa accommodations and the brand experience. A combination of current owners, customers who have exchanged into our resorts from a third-party exchange company and traditional rental customers all serve as potential sales guests who may purchase VOIs. For owners who choose to add more to their portfolio, we offer an increased level of benefits.

Hotel integration and affiliation. We provide concierge services to guests staying at select Starwood hotels, which are typically located in our existing markets. By providing outstanding customer service and booking vacation activities, we have the opportunity to introduce guests to our products and offer incentives for them to participate in a property tour and sales presentation.

Preview packages. A significant component of our direct marketing activities is focused on offering members in the SPG Program database and our own in-house database of potential owners a subsidized vacation package to one of our villa resort or Starwood-branded hotel properties. While traveling on these packages, we have the opportunity to introduce these guests to the benefits of vacation ownership.

Explorer program. Sales guests who do not purchase VOIs during their initial tour are offered a special package for another stay at one of our resorts through an Explorer package whereby they will participate in a subsequent sales tour. These return guests are typically twice as likely to purchase a VOI as a first-time visitor. This program provides the opportunity to experience some of the features of ownership. Returning Explorer guests can typically apply the Explorer package price to their ownership down payment if they decide to make a purchase.

In market/local. We market selectively within each destination market via off-premise contacts, which generally consist of local hotels that have marketing desks managed by our employees. We also utilize local travel publication advertising and local offers to attract new customers.

Partner marketing. We use a variety of partner marketing approaches and business alliances with travel, retail and financial companies. For example, the SPG Program’s strategic alliance with American Express provides customers a variety of benefits when they use the SPG Program’s co-branded American Express card to pay their ownership down payment. Additional partners also include Hawaiian Airlines, Avis and CruisesOnly.

Digital. We leverage digital and social channels to connect with our customers throughout the year. We deliver valuable vacation information and create an ongoing stream of new customers while building an affinity for our vacation network, the SPG Program and the Westin and Sheraton brands.

Sales Experience and Process

We take great care in ensuring we deliver informative and branded sales presentations. Consumers place a great deal of trust in the Westin and Sheraton brands and preserving that trust and building on the strength of those brands will continue to attract qualified customers to our products in the future. Presenting this information in our premium, state-of-the-art, sales gallery environment that is designed to showcase the breadth of our brand affiliations, travel options and destinations allows our sales guests to explore the world through a visual presentation.

Whether presenting to existing owners or prospective owners, we deliver a personalized presentation in a sophisticated and comfortable environment where the customers’ level of interest drives the process. Utilization of digital presentation tools and interactive displays allows us to explain how our products and services can meet our sales guests’ needs and lifestyle. These activities are delivered with care and accuracy across our sales gallery system and we survey all customers who have attended a tour to capture their feedback through our quality assurance process.

We strive to attract, train and retain a superior sales force. We extensively train our sales representatives through strong on-boarding processes and periodic recurring training programs. Our sales executives are regularly evaluated for presentation consistency, professionalism and performance.

VOIs and Development Opportunities

We plan to grow our revenue and operations primarily through increased vacation ownership interest sales volume. To facilitate these sales, we plan to source VOIs in the following ways:

Completed Villas

As of December 31, 2014, we had developed 19 vacation ownership resorts and three fractional residence properties comprising over 5,000 villas, which represents approximately $750 million of remaining inventory sales volume available.

Development

We have development plans for 1,538 future villas, which include 390 villas at The Westin Nanea Ocean Villas in Hawaii, a 26-acre oceanfront resort. Scheduled to begin presales prior to year end of 2015, this new resort is ideally located on Ka’anapali Beach in Maui and will feature 390 luxurious villas and a variety of world-class resort amenities, including an expansive lagoon-style pool and a beach bar. The new resort will also pursue the U.S. Green Building Council’s Leadership in Energy and Environmental Design (LEED) certification for high-performance buildings.

		Units
Resort Name	Location	Completed	Planned(1)	Total

The Westin Nanea Ocean Villas	Maui, HI	—	390	390
The Westin St. John Resort & Villas	St. John, U.S. VI	164	88	252
Sheraton Vistana Villages	Orlando, FL	892	734	1,626
Sheraton Broadway Plantation	Myrtle Beach, SC	342	160	502
The Westin Desert Willow Villas, Palm Desert	Palm Desert, CA	134	166	300

Total		1,532	1,538	3,070

(1)	These properties are entitled for vacation ownership use and are currently in either development, planning or evaluation stages.

We also intend to convert all or a portion of the Transferred Properties to vacation ownership products over time.

Reacquired VOIs

We reacquire existing VOIs in several ways including, loan defaults, HOA payment defaults and open market purchases. In the event of a loan default, we are able to recover and return to inventory the underlying VOI. In the event of a maintenance fee default, the HOA will recover the owner’s VOI. We have entered into inventory recovery agreements with certain of our HOAs that provide us the right to purchase those VOIs. Once we reacquire a VOI, we are generally responsible for paying that VOI’s share of maintenance dues until the product is sold. Additionally, we engage in a limited number of open market purchases of VOIs.

Other

In the future, we may pursue growth opportunities targeting the acquisition or development of inventory in new locations. We may pursue these opportunities independently, with third-party developers or capital sources.

Consumer Financing

Our consumer financing capability provides eligible customers with loans to finance their vacation ownership purchases, services our loan portfolio, and provides us with liquidity to grow our business. We generate consumer financing income from the spread between the revenue generated on loans originated less our costs to fund and service those loans.

We offer a wide array of financing solutions to customers purchasing VOIs. Our loans are collateralized by the underlying VOIs and are generally structured as ten-year, fully-amortizing, loans that bear a fixed interest rate typically ranging from 11.99% to 15.99%. The size of the loan, down payment and rate is dependent on the borrower’s credit profile and loan term. We introduced 15-year financing for certain transactions where the size of the loan and customer credit profile warrant such consideration. Prepayment is permitted without penalty. During the last 3 years, on average, 30% of our customers repaid their loan in full within 180 days.

As loan payments are made, the nature of these fully-amortizing loans establishes an increasing level of owner financial commitment in their purchase which reduces the likelihood of default. When a customer defaults, we ultimately return their VOI to inventory for resale, and that customer no longer participates in our network. At the end of 2014, our static pool model, which includes over 14 years of loan data, had a default rate of 9.2% before any value associated with inventory recovery.

We intend to enter into the Warehouse Credit Facility and periodically securitize vacation ownership notes receivable we originate in connection with the sale of VOIs to achieve an efficient return on capital and manage our working capital needs. At the date of this Registration Statement on Form 10 we were in advanced discussions with lenders, and expect to have the Credit Facilities in place prior to our spin-off.

Vacation Ownership Notes Receivable Origination

For those customers seeking financing, we apply the credit evaluation score methodology developed by FICO to credit files compiled and maintained by Experian, a credit reporting bureau. Higher credit scores equate to lower credit risk and lower credit scores equate to higher credit risk. Over the last three years, the weighted average FICO score of our vacation ownership notes receivable at the time of origination was 736.

In underwriting each loan, we obtain a credit application and review the application for completeness. We generally require a minimum down payment of 10% of the purchase price on all sales of VOIs. Our down payment requirements from borrowers are influenced by their length of credit history, country of residence and credit profile.

Our underwriting standards are influenced by the changing economic and financial market conditions. We have the ability to modify our down payment requirements and credit thresholds in the face of stronger or weaker market conditions. Our underwriting standards have resulted in a strong, well-seasoned consumer loan portfolio. As of December 31, 2014 our approximately $700 million serviced VOI customer loan portfolio of over 50,000 loans exhibited the following characteristics:

Weighted Average Original Length of Loan: 10.4 years

Weighted Average Remaining Length of Loan: 7.7 years

Average 2014 delinquency (31-120 days past due): 2.26%

Loan Portfolio Servicing

We have a skilled, integrated consumer finance team. This team is responsible for loan customer servicing, which includes billing, collections and credit reporting, reacquisition of inventory collateralizing defaulted loans, and monitoring portfolio performance. Our in-house training program includes product and sales information, purchase documents, consumer privacy, system security, state and Federal legislation and department procedures related to loan servicing and collection. All domestic accounts, delinquent or current, are reported to the Experian credit bureau each month. Accounts more than 30 days past due are reported as delinquent. A loan that is more than 120 days past due is charged off for financial accounting purposes and is delivered to the Loss Mitigation team which will make arrangements for any remaining outstanding payments or recommend recovery through a deed-in-lieu of foreclosure or foreclosure. In the deed-in-lieu of foreclosure process, the customer deeds (or assigns, in the case of any certificated membership interests) the VOI back to us. For domestic owners, this process takes approximately 60 to 90 days.

At the end of the recovery process, we return the VOI into inventory. While it is our intent that each of our customers will enjoy their vacation ownership product into perpetuity, some of our customers no longer wish to own their VOIs for various reasons. Recovered VOIs typically provide us with a source of lower-cost inventory when compared with new construction. We have the ability to effectively sell these VOIs through our sales and distribution channels.

We monitor numerous metrics including collection rates, defaults and bankruptcies. Our consumer finance team is also responsible for selecting and processing loans pledged or to be pledged in our securitizations and preparing monthly servicing reports.

Liquidity

We intend to meet the Company’s working capital needs through our operating cash flow and by borrowing against vacation ownership notes receivable. In general, we will seek to fund the majority of our financed VOI sales by the Warehouse Credit Facility and subsequently transfer those loans into a term securitization after the loans have seasoned and an appropriately sized portfolio has been assembled. The success of our loan securitizations demonstrates that loans originated under the Westin and Sheraton brands are well regarded for their performance in the securitization market. We have a skilled team focused on securitization servicing and reporting that has supported our access to the securitization market for over 25 years. In the future, we expect to regularly access the term securitization market, replenishing capacity on our anticipated Warehouse Credit Facility in the process.

HOA, Resort and Vacation Network Management

We earn management fees from the operation of the resorts and vacation network fees from our owners.

Association and resort management

Each of our vacation ownership associations is governed by a board of directors comprised of owner or developer representatives that are charged with ensuring the resorts are well-maintained and financially stable. Our services include day-to-day operations of the resorts, maintenance of the resorts, preparation of reports, budgets and projections and employee training. Our HOA management contracts generally provide us with cost-plus revenue that averages 9% of the costs to operate the applicable resort. The fees we earn are highly predictable due to the relatively fixed nature of resort operating expenses. Unlike hotel revenue, our management fees are generally unaffected by changes in rental rate or occupancy. We are reimbursed for the costs incurred to perform our services, principally related to personnel providing on-site services. The original term of our management agreements typically range from three to ten years and are subject to periodic renewal for three- to five-year periods. Many of these agreements renew automatically unless either party provides advance notice of termination before the expiration of the term. Retaining our Company as the manager of our resorts entitles our owners to the continued use of the Westin or Sheraton trademarks and access to our vacation network, which includes the ability to access the SPG Program.

To fund resort operations and our related management fee, owners are assessed an annual maintenance and management fee which is typically sent out in the fall of the prior year and due in January of the current year. In 2014 we collected approximately $343 million of maintenance fees, including our applicable management fees, on behalf of the HOAs we manage. Because these funds are collected early in the year, we have substantial visibility and reliability of collection. These fees represent each owner’s allocable share of the costs of operating and maintaining the resorts, which generally includes personnel, property taxes, insurance, a capital asset reserve to fund refurbishment and other related costs. If a property owner defaults on payment of its maintenance or management fees, the HOA has the right to recover the defaulting owner’s vacation ownership interest. As a service to the HOA, subject to our inventory needs, we have the ability to reduce the bad debt expense at the HOA by assuming the defaulted owner’s obligations in exchange for an agreed purchase price.

Vacation network operations and owner services

Our owner services infrastructure assists our approximately 220,000 owner-families in using their annual VOI occupancy rights and, through the vacation network, provides substantial flexibility to use their annual VOI occupancy right outside of their home resort and on a year-round basis. The vacation network provides our owners the ability to bank and borrow their annual vacation ownership usage, access other locations through our internal exchange network, with SPG Program preferred membership and the ability to convert their annual VOI occupancy right into SPG Starpoints for redemption at approximately 1,200 Starwood properties, airline flights or other special offers and access to a third-party global exchange network, currently encompassing approximately 2,900 resorts in over 80 countries.

In exchange for these services and participation in the vacation ownership network, our owners pay us usage fees. While participation and usage in the vacation network is voluntary for most of our owners, approximately 165,000 or 75% of our owners utilize these services. Expenses associated with our operation of the vacation network include costs incurred for membership services call centers, inventory management, member benefits, annual membership fees paid to Interval International and administrative expenses.

Resort Operations and Ancillary Services Revenue

Resort operations

We will seek to optimize our revenue across approximately 2.9 million room nights that are available for occupancy at our 19 vacation ownership resorts, three fractional residence properties and the Transferred Properties. We generate revenue from rentals of vacation ownership inventory and will generate revenue from nightly rentals at our Transferred Properties. Conversion of VOI occupancy rights into Starpoints provides us with available inventory to rent through Starwood’s distribution system and our own direct sales activities. Historically, transient rentals at our resorts provide us with room revenue, ancillary spend on food and services at our resorts and a marketing source for new owners. Rental expenses include maintenance fees on unsold inventory, costs to provide alternate usage rights, including conversion into Starpoints for owners that elect to exchange their occupancy rights, subsidy payments to property owner associations at resorts that are in the early phases of construction where maintenance fees collected from the owners are not sufficient to support operating costs of the resort and marketing costs and direct operating and related expenses in connection with the rental business (e.g., housekeeping, credit card expenses and reservation services).

Ancillary services

We provide food and beverage, retail, golf, spa and other services to our owners, guests and customers and earn fees and other revenues typically associated with these activities and experiences.

Intellectual Property

We manage and sell VOIs under the Westin and Sheraton brands. After the spin-off, we will have the exclusive right to use the Westin and Sheraton brands in the vacation ownership business and the right to use the St. Regis and The Luxury Collection brands in connection with the existing St. Regis and The Luxury Collection fractional residence properties under the License Agreement that we will enter into with Starwood. See “Certain Relationships and Related Party Transactions – Agreements between Starwood and Vistana Relating to the Separation – License Agreement” for more information. We operate in a highly competitive industry and the intellectual property we use, including brands, logos, trademarks, service marks and trade dress, is very important to the marketing and sales of our products and services. We believe that the Licensed Marks, as defined below, and other intellectual property have come to represent the highest standards of quality, service and value to our owners, sales guests, customers, trade partners and employees. We will also invest in our own intellectual property, including Vistana, which is our trademark. We have applied and will continue to apply to register our trademarks in markets in which we conduct business. We will enforce our rights against the unauthorized use of our intellectual property by third-parties and otherwise protect our intellectual property through strategies and in jurisdictions we deem appropriate. We will also consider developing other intellectual property, including network program names, to use in association with our business.

Seasonality

In general, the vacation ownership business is modestly seasonal in nature. The periods during which our properties experience higher revenues vary from property to property and depend upon location. The seasonality of our business may cause fluctuations in our quarterly operating results. Over the past three years our revenues have been higher in the first quarter than in the second, third or fourth quarters. As we expand our portfolio of projects, we may experience increased or different seasonality dynamics that create fluctuations in operating results different from the fluctuations we have experienced in the past.

Competition

The vacation ownership industry historically has been highly competitive and comprised of a number of national and regional companies that develop, finance and operate vacation ownership properties.

Our vacation ownership product competes with other vacation ownership offerings primarily based on quality, location, brand, pricing, external network exchange and access to affiliated hotel networks. We believe we offer our owners a superior vacation ownership experience at our upper-upscale vacation ownership resorts and through access to the SPG Program. Our principal vacation ownership competitors sell upper-upscale and upscale vacation ownership products and include Diamond Resorts, Disney Vacation Club, Hilton Grand Vacations Club, Hyatt Vacation Club, Marriott Vacation Club Worldwide and Wyndham Vacation Ownership. In certain markets, we compete with established local companies focused primarily on vacation ownership, and it is possible that other potential competitors may develop properties near our current resort locations. We also compete with other entities engaged in the leisure and vacation industry, including resorts, hotels, cruises and other accommodation alternatives, such as condominium and single family home rentals.

We generally do not face competition in the direct origination of our consumer loans. We do face competition from financial institutions providing other forms of consumer credit which may lead to full or partial prepayment of our vacation ownership notes receivable.

Our resort operations, particularly our rental operations, compete with companies offering other vacation rental options, such as hotels, cruise lines and alternative lodging companies that operate websites that market privately-owned residential properties that can be rented on a nightly, weekly or monthly basis.

Regulation

Our business activities are broadly regulated. We are subject to a wide variety of complex international, national, federal, state and local laws, regulations and policies in jurisdictions in which we operate. These laws, regulations and policies primarily affect four areas of our business: real estate development activities, marketing and sales activities, lending activities, and resort management activities. We seek to actively participate in the determination of new laws or other regulations impacting the vacation ownership industry.

Real Estate Development Regulation

Our real estate development activities are regulated under a number of different timeshare, condominium and land sales disclosure statutes in many jurisdictions. We are generally subject to laws and regulations typically applicable to real estate development, subdivision, and construction activities. These include laws relating to zoning, land use restrictions, environmental regulation, accessibility, title transfers, title insurance and taxation. In the United States, these include the Fair Housing Act and the Americans with Disabilities Act. In addition, we are subject to laws in some jurisdictions that impose liability on property developers for construction defects discovered or repairs made by future owners of property developed by the developer.

Marketing and Sales Regulation

Our marketing and sales activities are closely regulated. In addition to regulations contained in laws enacted specifically for the vacation ownership and land sales industries, a wide variety of laws govern our marketing and sales activities. These include fair housing statutes, the Federal Interstate Land Sales Full Disclosure Act, U.S. Federal Trade Commission and state “Little FTC Act” regulations regulating unfair and deceptive trade practices and unfair competition, state attorney general regulations, anti-money laundering laws, tax laws, anti-fraud laws, prize, gift and sweepstakes laws, real estate and other licensing laws and regulations, telemarketing laws, home solicitation sales laws, tour operator laws, lodging certificate and seller of travel laws, securities laws, consumer privacy laws and other consumer protection laws.

Many jurisdictions require that we file detailed product registration or offering statements with regulatory authorities disclosing certain information regarding the VOIs and other real estate interests we market and sell. These disclosures include items such as information concerning the VOIs being offered, the project, resort or program to which the VOIs relate, applicable condominium or vacation ownership plans, evidence of title, details regarding our business, the purchaser’s rights and obligations with respect to such interests, and a description of the manner in which we intend to offer and advertise such interests. We must obtain the approval of numerous governmental authorities for our marketing and sales activities. Many jurisdictions also govern the operations and management of HOAs.

Laws in many jurisdictions in which we sell VOIs grant the purchaser of a vacation ownership interest the right to cancel a purchase contract during a specified rescission period following the later of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by us.

In recent years, regulators in many jurisdictions have increased regulations and enforcement actions specifically related to telemarketing operations, including requiring adherence to “do not call” legislation. These measures have significantly increased the costs associated with telemarketing. While we continue to be subject to telemarketing risks and potential liability, we believe that our exposure to adverse effects from telemarketing legislation and enforcement is mitigated in some instances by the use of “permission marketing,” under which we obtain the permission of prospective purchasers to contact them in the future. We have implemented procedures that help reduce the possibility that we contact individuals who have requested to be placed on federal or state “do not call” lists.

Lending Regulation

Our lending activities are subject to a number of laws and regulations. In the U.S., these include the Dodd-Frank Act, the Federal Trade Commission Act, the Fair Housing Act, the Truth-in-Lending Act and Regulation Z promulgated thereunder, the Real Estate Settlement Procedures Act and Regulation X promulgated thereunder, the Home Mortgage Disclosure Act and Regulation C promulgated thereunder, the Equal Credit Opportunity Act and Regulation B promulgated thereunder, the Interstate Land Sales Full Disclosure Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Gramm-Leach-Bliley Act, the Deceptive Mail Prevention and Enforcement Act, Section 501 of the Depository Institutions Deregulation and Monetary Control Act of 1980 and the Civil Rights Acts of 1964, 1968 and 1991. Our lending activities are also subject to the laws and regulations of other jurisdictions, including, among others, laws and regulations related to consumer loans, retail installment contracts, mortgage lending, fair debt collection practices, consumer collection practices, mortgage disclosure, lender licenses and money laundering.

Resort Management Regulation

Our resort management activities are subject to laws and regulations regarding community association management, public lodging, labor, employment, health care, health and safety, accessibility, discrimination, immigration, gaming, and the environment (including climate change). Further, there are applicable regulations under the U.S. Treasury’s Office of Foreign Asset Control and the U.S. FCPA (and the foreign equivalents of such regulation in other jurisdictions).

Environmental Matters

The resorts that we manage, the assets at vacation ownership resorts that we own and the Transferred Properties are all subject to certain requirements and potential liabilities under Environmental Laws. The costs of complying with these requirements are generally covered by the HOAs that operate the affected resort property and are our responsibility for assets owned by us. Generally, our properties currently maintain insurance which may respond to first-party remediation and emergency response costs, and third-party defense and indemnity costs associated with such potential environmental liabilities. To the extent that we hold interests in a particular resort, we would be responsible for our pro rata share of losses sustained by such resort as a result of a violation of any such laws and regulations. Furthermore, there is no guarantee that we will maintain such insurance in the future.

Under such laws, the owners of the resorts could be held liable for the costs of removing or cleaning up hazardous or toxic substances at, on, under, or in our currently or formerly owned or operated properties. Such laws may impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances may adversely affect the owner’s ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may be liable for the costs of removal or remediation of such wastes at the treatment, storage or disposal facility, regardless of whether such facility is owned or operated by such person. We may use certain substances and generate certain wastes that may be deemed hazardous or toxic under applicable Environmental Laws, and we may in the future incur costs related to cleaning up contamination resulting from historical uses of certain of our current or former properties or our treatment, storage or disposal of wastes at facilities owned by others. Other Environmental Laws govern occupational exposure to asbestos-containing materials (“ACMs”) and require abatement or removal of certain ACMs (limited quantities of which are present in various building materials such as spray-on insulation, floor coverings, ceiling coverings, tiles, decorative treatments and piping located at certain of our properties) in the event of damage or demolition, or certain renovations or remodeling. Environmental Laws also regulate polychlorinated biphenyls (“PCBs”), which may be present in electrical equipment. The operation and subsequent removal or upgrading of certain underground storage tanks (“USTs”) and the use of equipment containing chlorofluorocarbons (“CFCs”) also are regulated by Environmental Laws. In connection with our ownership, operation and management of our properties, we could be held liable for costs of remedial or other action with respect to PCBs, USTs or CFCs.

The U.S. Congress and some U.S. states are considering or have undertaken actions to regulate and reduce greenhouse gas emissions and/or other natural resources. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, supply chain and water risk, could affect the operation of our properties and/or result in significant additional expense and operating restrictions. The cost impact of such legislation, regulation, or new interpretations would depend upon the specific requirements enacted and cannot be determined at this time.

Environmental Laws are not the only source of environmental liability. Under common law, owners and operators of real property may face liability for personal injury or property damage because of various environmental conditions such as alleged exposure to hazardous or toxic substances (including, but not limited to, ACMs, PCBs and CFCs), poor indoor air quality, radon or poor drinking water quality.

Although we may incur remediation liability and various environmental-related costs during the ordinary course of operations, management does not anticipate that such costs will have a material adverse effect on our operations or financial condition.

Employees

Upon completion of the spin-off, we expect to have approximately 5,300 associates employed at our corporate offices, vacation ownership resorts and the Transferred Properties, approximately 79% of whom are expected to be employed in the United States. At December 31, 2014, no U.S.-based employees were covered by collective bargaining agreements. Generally, labor relations have been maintained in a normal and satisfactory manner, and our management believes that our employee relations are satisfactory.

Properties

At the completion of the spin-off, our vacation ownership business will include 19 vacation ownership resorts, the five Transferred Properties and three fractional residence properties in the United States, Mexico and the Caribbean. These properties are described above in the tables appearing under the caption “—Our Resorts, Properties and Land.” We own unsold inventory at the vacation ownership and fractional residence properties. We also own, manage or lease fitness, spa and sports facilities, undeveloped land and other common area assets at our resorts, including resort lobbies and food and beverage outlets. We own or lease our regional offices and sales galleries, both in the United States and internationally. Our corporate headquarters in Orlando, Florida consists of approximately 216,000 square feet of leased space in two buildings, under a lease expiring in 2027.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including adjustments proposed during governmental examinations of the various tax returns we file. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings or outcomes could occur that have individually or in aggregate, a material adverse effect on our business, financial condition or operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and costs and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those relating to revenue recognition, inventory and cost of sales, goodwill, loan loss reserves, long-lived assets, stock-based compensation costs, legal contingencies and income taxes.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making decisions about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Our combined financial statements, which we discuss below, reflect our historical financial condition, results of operations and cash flows. The financial information discussed below and included in this information statement, however, may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been operated as a separate, independent entity during the periods presented, or what our financial condition, results of operations and cash flows may be in the future.

Overview

Our Spin-off from Starwood Hotels & Resorts Worldwide, Inc.

On February 10, 2015, Starwood announced a plan to spin-off its vacation ownership business to stockholders as a separate, publicly traded company. Vistana was incorporated in Delaware on June 10, 2015 for the purpose of holding this business. To effect the distribution, Starwood and Vistana will implement an internal reorganization that will result in Vistana owning Starwood’s vacation ownership business and the Transferred Properties. Vistana will include the following:

•	The legal entities containing the majority of Starwood’s legacy vacation ownership business;

•	The legal entity operating our internal timeshare points-based exchange, which provides our owners the flexibility to vacation at any resort within our vacation ownership network and the ability to convert their annual occupancy rights into Starpoints to redeem for stays within Starwood’s approximately 1,200 worldwide hotel and resort properties that participate in the SPG Program;

•	The legal entities containing The Westin St. John Resort and Villas located in the U.S. Virgin Islands. The resort’s operations have historically been included in Starwood’s vacation ownership business since January 1, 2013, and have been included in all historical periods of Vistana’s combined financial statements; and

•	The legal entities containing the Transferred Properties that are being transferred from Starwood to Vistana for conversion, in whole or in part, to vacation ownership inventory over time. These properties include: The Westin Resort and Spa, Cancun; The Westin Resort and Spa, Puerto Vallarta; The Westin Resort and Spa, Los Cabos; Sheraton Kauai Resort; and Sheraton Steamboat Resort. The vacation ownership portion of Sheraton Steamboat Resort is currently included within the vacation ownership business; Vistana is obtaining the hotel associated with the resort.

Certain entities which historically have been included in Starwood’s vacation ownership and residential business, and whose operations are included in Vistana’s combined financial statements, will be retained by Starwood after the spin-off, as follows:

•	The entity that developed SRBH, which currently represents Vistana’s residential segment. The development of this project was completed in 2011, with opening in January 2012. The hotel portion of the project was transferred in 2012 to the Americas segment of Starwood as a wholly owned hotel. In addition to managing the development of SRBH, we also had responsibility for the marketing and sales efforts for the whole-ownership luxury residence portion of the project. The residential portion sold out in 2014 with a majority of the closings occurring in 2012 and 2013. The sell out of the residential portion of SRBH generated approximately $1.1 billion in total revenues; and

•	Two legal entities comprising Vistana’s ownership interests in Aruba, which consist primarily of land held for development. These entities are currently included in Vistana’s vacation ownership sales and financing segment.

Our combined financial statements include all of the entities referenced above, including the entities noted as being retained by Starwood subsequent to the spin-off.

The spin-off transaction, which is expected to be tax-free to stockholders, will be effected through a pro rata distribution of our stock to existing Starwood stockholders. Immediately following completion of the spin-off, Starwood’s stockholders will own 100% of our outstanding shares of common stock. After the spin-off, we will operate as an independent, publicly traded company.

The spin-off is conditioned on, among other things, final approval of the transaction by Starwood’s board of directors; execution of the Separation and Distribution Agreement, License Agreement, SPG Affiliation Agreement, Tax Matters Agreement, Employee Matters Agreement, Non-Competition Agreement, and Transition Services Agreement with Starwood, together with other ancillary commercial agreements between Starwood and us for purposes of allocating between Vistana and Starwood various assets, including the Transferred Properties, liabilities and obligations; Starwood’s receipt of an opinion from tax counsel substantially to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended; completion of the internal reorganization (as described in “The Spin-Off – Manner of Effecting the Spin-Off – Internal Reorganization”); our Registration Statement on Form 10 being declared effective by the SEC; and acceptance of our common stock for listing on a national securities exchange.

The Transferred Properties, which are expected to be converted, in whole or in part, to vacation ownership inventory over time, will provide us with additional vacation ownership inventory in highly desirable locations and an expanded sales distribution platform. Prior to converting the Transferred Properties, we intend to open new sales galleries in certain properties where we can market our vacation ownership products to vacationing hotel guests to generate additional sales capacity and tour volume. We also intend to selectively pursue acquisitions and enter into joint ventures and other strategic arrangements to provide new products and services complementary to those currently offered by our business.

Upon completion of our spin-off, we will have an exclusive license agreement to design, build, manage and maintain our vacation ownership resorts under the Westin and Sheraton brands. In addition, we will have a license to use St. Regis and The Luxury Collection brands in connection with existing fractional residence properties. We intend to continue to leverage these leading brands to deliver value to our owners, guests, customers and stockholders. Our owners will continue to enjoy exceptional levels of service and programming and privileged status within the SPG Program. We expect to continue to benefit from an affiliation with these brands providing us an opportunity to source new customers through our sales and marketing activities.

For a more detailed description of our spin-off, please see “The Spin-Off.”

Our Business

We are the exclusive worldwide developer, marketer, seller and manager of high-end vacation ownership properties for the upper-upscale Westin and Sheraton brands. Our resorts and our affiliation with the SPG Program provide our owners with world-class vacation experiences and access to approximately 1,200 Starwood hotels and resorts around the world. We generate most of our revenue from selling VOIs, financing our customers’ VOI purchases, managing our resorts and vacation networks and providing on-site rental and ancillary hospitality services. Through 2014, we were also responsible for the development, marketing and sales of the SRBH project. Development of this project was completed in 2011 and the residences were completely sold out in 2014. At March 31, 2015, our network included 19 vacation ownership resorts and three fractional residence properties in the United States, Mexico and the Caribbean. In addition to our vacation ownership resorts and fractional residence properties, our business includes the Transferred Properties, which we intend to convert, in whole or in part, to vacation ownership properties.

During our 35 year operating history we have developed approximately 5,000 vacation ownership units, which we refer to as villas, sold more than $6 billion of VOIs and established an ownership base of approximately 220,000 owner-families. Our development experience ranges from hotel conversions to purpose-built single-site resorts. We expect to grow our business through the development of additional phases at existing resorts, developing new resorts in existing markets, converting properties to vacation ownership products and expanding our sales distribution capabilities.

We expect to expand our leadership in the industry by leveraging our strengths, which include: world-class resorts in key locations with year-round appeal; exclusive use of the Westin and Sheraton brands for vacation ownership and affiliation with the SPG Program; exceptional product usage flexibility; development expertise; marketing and sales execution; highly predictable and recurring revenue; customer satisfaction and retention; operational excellence due to our experienced management team; and significant available existing inventory and development opportunities.

For the three months ended March 31, 2015, we generated revenues of $246 million and net income of $25 million. For the year ended December 31, 2014, we generated revenues of $921 million and net income of $75 million. Approximately 88% of our 2014 total revenues was from sales and services provided in the United States and the Caribbean.

Our business operates in three segments:

(i)	Vacation ownership sales and financing, which includes the acquisition, development, marketing and sales of vacation ownership products, and also includes consumer financing activities related to sales of vacation ownership products;

(ii)	Management and rental operations, which includes fee revenues pursuant to long-term management contracts with our HOAs for managing our resorts, recurring annual and transactional management fees from our owners for belonging to and using our vacation network, as well as rental revenues at our vacation ownership resorts and our Transferred Properties. We also provide ancillary services, which include the sales of goods and services at restaurants, spas, golf courses and other retail and service outlets located on our resorts; and

(iii)	Residential, which includes operations related to the sales of residential units at SRBH, which is now fully sold. The legal entity that developed SRBH and the rights to sell residential units using Starwood brand names will be retained by Starwood after the spin-off.

Vacation Ownership Sales and Financing

Our vacation ownership sales and financing segment generates revenues principally from the development, marketing, selling and financing of our vacation ownership products. Generally, these resorts are marketed under Westin or Sheraton brands.

Sales of VOIs may be made in exchange for cash or we may provide financing. We generally provide Starpoints as sales incentives to our customers upon closing and completion of certain payment thresholds. Starwood’s wholly owned subsidiary, Preferred Guest, Inc. (“PGI”), maintains and administers the SPG Program.

We report originated sales, which represent the total amount of vacation ownership products under purchase agreements signed during the period for which we have received a down payment of at least 10% of the contract price, reduced by actual rescissions and cancellations as well as incentives and other administrative fee revenues during the period. Originated sales are a non-GAAP financial measure and should not be considered in isolation, or as an alternative to sales of vacation ownership products, net. Originated sales differ from sales of vacation ownership products, net that we report in our combined statements of comprehensive income due to the GAAP requirements for revenue recognition, and are primarily impacted by rescission, buyer’s commitment and POC deferrals, provisions for loan losses, as well as adjustments for incentives and other administrative fee revenues. However, we consider originated sales to be an important operating measure because it reflects the pace of sales in our business.

We capitalize direct costs attributable to the sale of VOIs until the sales are recognized. All such capitalized costs are included in other assets in our combined balance sheets. If a contract is cancelled, we charge the unrecoverable direct selling costs to expense. Indirect sales and marketing costs are expensed as incurred. We refer to net vacation ownership sales less cost of sales of vacation ownership products and sales and marketing expenses, as vacation ownership product sales margin.

We offer financing to qualified customers for the purchase of most types of our vacation ownership products. The typical financing agreement provides for monthly payments of principal and interest, with the principal balance of the loan fully amortizing over the term of the related vacation ownership note receivable, which is generally ten years. We offer terms of up to 15 years to qualified customers depending on certain criteria, including their credit qualifications, the transaction price and the level of down payment.

The average FICO score of customers who were U.S. citizens or residents who financed a VOI purchase during the respective period with us was as follows:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012

Average FICO scores	744	744	735	737	736

We earn interest income on vacation ownership notes receivable, as well as fees from servicing the existing securitized portion of our vacation ownership notes receivable portfolio. Consumer financing expenses include costs incurred in support of the financing, servicing and securitization processes, as well as interest expense on securitized debt.

In the event of a default, we generally have the right to recover the mortgaged VOIs and consider loans to be in default upon reaching more than 120 days outstanding. Historical default rates, which represent the trailing twelve months of defaults as a percentage of each period’s beginning gross vacation ownership notes receivable balance, were as follows:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012

Historical default rates	3.4%	3.5%	3.5%	3.4%	4.3%

Our historical default rates have steadily decreased since 2010 from the depths of the U.S. recession and have remained relatively consistent during 2013, 2014 and the first three months of 2015. Our periodic default rates are affected not only by the total performance of our mortgage portfolio pursuant to our static pool models but also the pace, mix and seasoning of our mortgage originations.

We refer to net vacation ownership sales and financing revenues less cost of sales of vacation ownership products, sales and marketing, interest and other financing expenses as vacation ownership sales and financing margin.

Management and Rental Operations

Our management and rental operations segment revenues are generated from management fees earned for managing each of our resorts and vacation network operations, in addition to rental and other ancillary resort activities. At our resorts, we provide, directly or indirectly through third parties, day-to-day management services, including housekeeping services, operation of reservation systems, maintenance, and certain accounting and administrative services for HOAs. We receive compensation for these management services, which is contract-based and generally calculated as either a percentage of the cost to operate the resorts or based on a fixed fee arrangement. We are reimbursed for the costs incurred to perform our services, including both on-site services, as well as centralized activities performed at our corporate offices. At certain properties, we engage Starwood to manage the resort on our behalf and pay them a fee, which amounted to $1 million for each of the three month periods ended March 31, 2015 and 2014, and $5 million for each of the years ended December 31, 2014, 2013 and 2012.

Many of our owners join our internal vacation network which provides enhanced usage flexibility. In exchange for these services we earn annual and transactional fees.

We source rental inventory from our unsold VOIs, rental inventory we control because owners elected alternative usage options or have elected to forgo use in a particular year, as well as available nights from the Transferred Properties. Our rental business helps mitigate unsold VOI carrying costs and provides a source of tours to our resorts. We also recognize rental revenue from customers’ utilization of Starpoints at our resorts and from ancillary offerings, including food and beverage, retail and spa offerings at our resorts.

To operate the rental business, we incur the following expenses: maintenance fees on unsold inventory; costs to provide alternative usage options; subsidy payments to HOAs at resorts that are in the early phases of construction; and marketing costs as well as direct operating expenses in connection with the rental business. Rental metrics may not be comparable between periods given fluctuations in availability by location, unit size (such as two bedroom, one bedroom or studio unit), and owner use and exchange behavior.

We also receive cost reimbursements which reflect recoveries of costs incurred by us on behalf of the vacation ownership properties we manage. These recoveries relate primarily to general operating costs associated with management of properties on behalf of the HOAs and other services we provide where we are the employer. Since our costs are reimbursed with no added margin, these revenues and the corresponding expenses have no impact upon our net income.

Residential

Our residential segment generated its earnings from the development, marketing and selling of residential units associated with SRBH. Development for SRBH was completed in late 2011 and the project was sold out in 2014. Sales of SRBH’s 306 units were as follows:

Year Ended December 31,	Units	% of total
2011	36	12%
2012	188	61%
2013	78	26%
2014	4	1%

Total	306	100%

As discussed above in our “—Overview” and below in “—Principles of Combination and Basis of Presentation” sections, Starwood will be retaining the legal entity associated with our residential segment at the spin-off date, along with the rights to sell residential units using Starwood brand names.

Corporate

Certain line items reflected in the combined statements of comprehensive income are specific to one of our three business segments. Other income and expense items, including general and administrative, depreciation and amortization, income taxes, and other various income and expenses, are not, in our view, allocable to any of our business segments, as they apply to us generally. Accordingly, these income and expense items are presented as corporate results. Additionally, elimination of intersegment revenues and expenses upon combination are also reflected in the corporate results.

Principles of Combination and Basis of Presentation

Our combined financial statements presented elsewhere in this information statement, and discussed below, have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Starwood. The combined financial statements reflect our historical financial position, results of operations and cash flows as historically operated, in conformity with U.S. GAAP. Certain legal entities included within the legacy Starwood vacation ownership business will be retained by Starwood after the spin-off. SRBH, the only operations in our residential segment, became 100% sold out during 2014, and is included within our combined financial statements. As mentioned above, Starwood will retain the legal entities associated with SRBH as well as our ownership interests in Aruba. The operations comprising Vistana are in various legal entities which do not or will not have a direct ownership relationship. Accordingly, Parent equity is shown in lieu of stockholders’ equity in the combined financial statements. All material intra-company transactions and accounts within these combined financial statements have been eliminated. Our combined financial position, results of operations and cash flows may not be indicative of Vistana had it been a separate stand-alone entity during the periods presented, nor are the results stated herein indicative of what our combined financial position, results of operations and cash flows may be in the future. Refer to Note 19 – Related Party Transactions of our annual combined financial statements and Note 14 – Related Party Transactions of our interim combined financial statements, for further details.

All of our significant transactions with Starwood have been included in our combined financial statements. The net effect of the settlement of these intercompany transactions has been included in our combined cash flows as a financing activity within net transfers from/(to) Parent and are also reflected in our combined balance sheets within net Parent investment. Net Parent investment in our combined balance sheets represents Starwood’s historical investment in us, our accumulated net earnings after taxes, and the net effect of the transactions with and allocations from Starwood.

In connection with the spin-off, we will enter into agreements with Starwood and other third parties that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. Our combined financial statements do not reflect the impact of these new and/or revised agreements. Our combined financial statements include costs for services provided by Starwood including, for the purposes of these combined financial statements, but not limited to, information technology support, systems maintenance, financial services, human resources, and other shared services. Historically, these costs were charged to us on a basis determined by Starwood to reflect a reasonable allocation of the actual costs incurred to perform these services. In addition, Starwood allocated indirect general and administrative costs to us for certain functions provided by Starwood. Both Starwood and we consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. The allocations may not, however, reflect the expense, either positively or negatively, we would have incurred as an independent, publicly traded company for the periods presented nor are these costs indicative of what we may incur in the future. Refer to Note 19 – Related Party Transactions of our annual combined financial statements and Note 14 – Related Party Transactions of our interim combined financial statements, for further details.

Starwood provides us with a portfolio of insurance coverages including, but not limited to: property, workers’ compensation, auto liability, auto physical damage, general liability, umbrella-excess liability and directors’ and officers’ liability. The majority of these coverages are procured through the commercial insurance marketplace, and may be subject to deductibles, self-insured retentions, terms, conditions and/or sub limits reasonable and customary to our industry. We may also share coverage with other insured locations. In addition, Starwood’s wholly owned captive insurance company may participate in the underwriting of some of these coverages in exchange for premiums received. Premiums associated with these insurance programs have historically been charged to us and are reflected within our combined statements of comprehensive income.

As more fully described in Note 2 – Summary of Significant Accounting Policies and Note 15 – Income Taxes of our annual combined financial statements, as well as Note 10 – Income Taxes of our interim combined financial statements, current and deferred income taxes and related tax expense have been determined based on our stand-alone results by applying a separate return methodology, as if the entities were separate taxpayers in the respective jurisdictions.

Starwood uses a centralized approach to cash management and financing of its operations. Accordingly, none of the Starwood cash, debt and related interest expense has been allocated to us in our combined financial statements. Cash transfers to and from Starwood’s cash management system are reflected as a component of net Parent investment. Refer to Note 19 – Related Party Transactions of our annual combined financial statements and Note 14 – Related Party Transactions of our interim combined financial statements, for further details.

Results of Operations

The following is an analysis of our interim combined results for the three months ended March 31, 2015, as compared to the three months ended March 31, 2014:

	Three months ended March 31,					Three months ended March 31,
	2015					2014
(in millions)	Vacation ownership sales and financing	Management and rental operations	Residential	Corporate	Combined	Vacation ownership sales and financing	Management and rental operations	Residential	Corporate	Combined	Combined variance	% Change

Revenues
Sales of vacation ownership products, net	$87	$—	$—	$—	$87	$74	$—	$—	$—	$74	$13	18%
Consumer financing	21	—	—	—	21	21	—	—	—	21	—	—
Resort and vacation network management	—	16	—	—	16	—	16	—	—	16	—	—
Resort operations and ancillary services	—	84	—	(6)	78	—	79	—	(3)	76	2	3%
Cost reimbursements	—	44	—	—	44	—	42	—	—	42	2	5%
Residential sales	—	—	—	—	—	—	—	13	—	13	(13)	(100%)

Total revenues	108	144	—	(6)	246	95	137	13	(3)	242	4	2%

Costs and expenses
Cost of sales of vacation ownership products	24	—	—	—	24	25	—	—	—	25	(1)	(4%)
Sales and marketing	46	—	—	(4)	42	39	—	—	(1)	38	4	11%
Consumer financing	5	—	—	—	5	6	—	—	—	6	(1)	(17%)
Resort and vacation network management	—	7	—	—	7	—	7	—	—	7	—	—
Resort operations and ancillary services	—	64	—	(2)	62	—	63	—	(2)	61	1	2%
Cost reimbursements	—	44	—	—	44	—	42	—	—	42	2	5%
Residential	—	—	—	—	—	—	—	3	—	3	(3)	(100%)
General and administrative	—	—	—	11	11	—	—	—	11	11	—	—
Depreciation and amortization	—	—	—	9	9	—	—	—	9	9	—	—
Other expenses, net	—	—	—	1	1	—	—	—	2	2	(1)	(50%)

Total costs and expenses	75	115	—	15	205	70	112	3	19	204	1	—

Income before income taxes	33	29	—	(21)	41	25	25	10	(22)	38	3	8%
Income tax (expense)	—	—	—	(16)	(16)	—	—	—	(14)	(14)	(2)	14%

Net income (loss)	$33	$29	$—	$(37)	$25	$25	$25	$10	$(36)	$24	$1	4%

Our interim combined revenues increased $4 million, or 2%, to $246 million for the three months ended March 31, 2015, when compared to the corresponding period in 2014, primarily due to a decrease in our POC deferral which increased revenues by $17 million, partially offset by a $13 million decrease in residential sales, as a result of the sell out of SRBH residential units in the second quarter of 2014. Costs and expenses remained relatively consistent for the first three months of 2015, at $205 million, when compared to the first three months of 2014, at $204 million.

Vacation Ownership Sales and Financing

Our vacation ownership sales and financing segment generates revenues principally from the development, marketing, selling and consumer financing of VOIs in our vacation ownership resorts. Generally these resorts are marketed under Westin or Sheraton brands.

	Three months ended March 31,			%
(in millions, except Tour flow and VPG)	2015	2014	Variance	Change

Originated sales	$83	$84	$(1)	(1%)
Revenue recognition adjustments
Provision for loan loss	(3)	(2)	(1)	(50%)
Percentage of completion deferral	2	(15)	17	113%
Other deferrals and adjustments (1)	5	7	(2)	(29%)

Sales of vacation ownership products, net	87	74	13	18%
Consumer financing revenues	21	21	—	—

Total vacation ownership sales and financing revenues	108	95	13	14%

Cost of sales of vacation ownership products	24	25	(1)	(4%)
Sales and marketing	46	39	7	18%
Consumer financing interest expense	2	3	(1)	(33%)
Other consumer financing expense	3	3	—	—

Total vacation ownership sales and financing expenses	75	70	5	7%

Vacation ownership sales and financing margin	$33	$25	$8	32%

Vacation ownership product sales margin	$17	$10	$7	70%
Vacation ownership product sales margin %	20%	14%	6%
Tour flow (2)	26,900	26,320	580	2%
VPG (3)	$3,020	$3,100	$(80)	(3%)

(1)	Includes adjustments for incentives and other administrative fee revenues.
(2)	Tour flow represents the number of sales presentations given at our sales centers during the period.
(3)	VPG is calculated by dividing originated sales, excluding telesales and other sales that are not attributed to a tour at a sales location, by the number of sales guest tours.

Vacation ownership sales and financing revenues for the three months ended March 31, 2015 increased $13 million, or 14%, to $108 million, when compared to the corresponding period in 2014. The increase in total segment revenues was due entirely to an increase of $13 million in net sales of VOIs, with consumer financing revenues remaining flat, as our vacation ownership notes receivable portfolio remained relatively consistent. The $13 million increase in net sales of VOIs was primarily driven by a $17 million decrease in our POC deferral, partially offset by a $2 million increase in rescission deferrals, a $1 million increase in our provision for loan loss, and a $1 million decrease in originated sales. The $17 million decrease in the POC deferral was primarily due to development that was in process at March 31, 2014 related to projects in the Caribbean and California, which were subsequently completed prior to March 31, 2015. The slight decline in originated sales was driven by a decrease in our VPG as a result of a 2% lower average contract price, mostly due to the mix of inventory sold. Tour flow increases were related to our owner marketing channels. Recognition of the deferred POC revenues also resulted in a $1 million increase in our provision for loan loss.

Our vacation ownership sales and financing margin increased $8 million to $33 million for the three months ended March 31, 2015, when compared to the corresponding period in 2014, primarily due to the $13 million increase in revenues discussed above, partly offset by a $7 million increase in sales and marketing expenses. The $7 million increase in sales and marketing expenses primarily related to increased intersegment marketing expenses due to higher average daily rates incurred for marketing packages due to rental demand. Intersegment revenues and expenses are eliminated in our combined results. Our cost of sales of vacation ownership products decreased $1 million due to a reserve recorded in the three months ended March 31, 2014 for certain remediation costs at one of our resort projects which is substantially sold out, partly offset by an increase in cost of sales previously deferred under POC. Our consumer financing interest expense also decreased $1 million due to a lower average outstanding securitized debt balance, driven by normal ongoing monthly debt payments.

Management and Rental Operations

Our management and rental operations segment derives its revenues from: (i) resort and vacation network management, which generates fees for managing our resort properties and the internal exchange network that provides customers options to exchange annual occupancy use rights at their vacation ownership property for time at another vacation ownership property in our network or for Starpoints; (ii) resort operations and ancillary services, which generate rental revenues at the resort properties we manage, as well as other ancillary revenues such as food and beverage sales; and (iii) cost reimbursements, which represent the reimbursements of costs from HOAs incurred at the vacation ownership properties we manage.

	Three months ended March 31,			%
(in millions)	2015	2014	Variance	Change

Resort and vacation network management revenues	$16	$16	$—	—
Resort operations and ancillary services revenues	84	79	5	6%
Cost reimbursement revenues	44	42	2	5%

Total management and rental operations revenues	144	137	7	5%

Resort and vacation network management expenses	7	7	—	—
Resort operations and ancillary services expenses	64	63	1	2%
Cost reimbursement expenses	44	42	2	5%

Total management and rental operations expenses	115	112	3	3%

Management and rental operations margin	$29	$25	$4	16%

Resort and vacation network management margin	$9	$9	$—	—
Resort and vacation network management margin %	56%	56%	—
Resort operations and ancillary services margin	$20	$16	$4	25%
Resort operations and ancillary services margin %	24%	20%	4%

	Three months ended March 31,			%
	2015	2014	Variance	Change

Rental availability, net (1)	388,280	397,760	(9,480)	(2%)
Keys rented (2)	311,240	308,740	2,500	1%
ADR (3)	$203	$183	$20	11%
Rental occupancy	80%	78%	2%

(1) Rental availability, net represents the number of available room-nights, net of rooms that are out of order for maintenance or renovation during the period.
(2) Keys rented represents the total number of room-nights rented.
(3) ADR represents the average daily rental rate for an occupied room.

Management and rental operations segment revenues for the three months ended March 31, 2015 increased $7 million, or 5%, to $144 million, when compared to the corresponding period in 2014. Segment revenues increased due to an increase of $5 million in resort operations and ancillary services revenues and an increase of $2 million in cost reimbursement revenues, while resort and vacation network management revenues remained consistent. The $5 million increase in resort operations and ancillary services revenues was primarily driven by an increase in rental revenues due to higher average daily rates and slightly higher rental occupancy combined with an increase in intersegment sales and marketing revenues due to higher room rates charged to the vacation ownership sales and financing segment for marketing packages, resulting from the strengthening rental market. There is a corresponding increase in sales and marketing expense in the vacation ownership sales and financing segment and these intersegment revenues and expenses are eliminated in our combined results. These increases were partly offset by a decrease in revenues from The Westin Resort and Spa, Los Cabos, which temporarily ceased operations in September 2014 due to damage from Hurricane Odile. The Westin Resort and Spa, Los Cabos is not projected to reopen before December 2015. The $2 million increase in cost reimbursement revenues was primarily due to additional deeded weeks for the new phases of resorts entering our network. As the number of deeded weeks increase, our reimbursable costs, and therefore revenues, increase accordingly.

Our management and rental operations margin increased $4 million to $29 million for the three months ended March 31, 2015, when compared to the corresponding period in 2014, primarily due to a 400 basis points increase in our resort operations and ancillary services margin percentage, as revenues increased $5 million driven by higher average daily rates and slightly higher rental occupancy with only a slight increase in offsetting costs.

Residential

Our residential segment was responsible for overseeing the development, marketing and sales of residential units at SRBH and generated revenues through the sales of these units.

	Three months ended March 31,			%
(in millions, except units closed)	2015	2014	Variance	Change

Residential sales	$—	$13	$(13)	(100%)
Residential expenses	—	3	(3)	(100%)

Residential margin	$—	$10	$(10)	(100%)

Units closed	—	2	(2)	(100%)

We had no residential activity during the three months ended March 31, 2015, as the SRBH project was sold out in 2014. Two units closed during the first quarter of 2014, with two unsold units remaining at March 31, 2014 that were subsequently sold during the second quarter of 2014.

Corporate

Below are the net expense items which are not specific to any of our three business segments, and accordingly, are reported as Corporate costs and expenses. These costs remained relatively consistent during the three months ended March 31, 2015, when compared to the corresponding period in 2014.

	Three months ended March 31,			%
(in millions)	2015	2014	Variance	Change

General and administrative	$11	$11	$—	—
Depreciation and amortization	9	9	—	—
Other expenses, net	1	2	(1)	(50%)
Income tax expense	16	14	2	14%
Effective tax rate	39%	37%	2%

The increase in income tax expense for the three months ended March 31, 2015, compared to the same period in 2014, was primarily the result of higher pretax income and changes in mix of pretax income across tax jurisdictions.

The following is an analysis of our combined results for the year ended December 31, 2014, as compared to the year ended December 31, 2013:

	Year ended December 31,					Year ended December 31,
	2014					2013
(in millions)	Vacation ownership sales and financing	Management and rental operations	Residential	Corporate	Combined	Vacation ownership sales and financing	Management and rental operations	Residential	Corporate	Combined	Combined variance	% Change

Revenues
Sales of vacation ownership products, net	$321	$—	$—	$—	$321	$327	$—	$—	$—	$327	$(6)	(2%)
Consumer financing	83	—	—	—	83	84	—	—	—	84	(1)	(1%)
Resort and vacation network management	—	63	—	—	63	—	58	—	—	58	5	9%
Resort operations and ancillary services	—	270	—	(11)	259	—	261	—	(11)	250	9	4%
Cost reimbursements	—	174	—	—	174	—	167	—	—	167	7	4%
Residential sales	—	—	21	—	21	—	—	266	—	266	(245)	(92%)

Total revenues	404	507	21	(11)	921	411	486	266	(11)	1,152	(231)	(20%)

Costs and expenses
Cost of sales of vacation ownership products	84	—	—	—	84	87	—	—	—	87	(3)	(3%)
Sales and marketing	161	—	—	(3)	158	160	—	—	(3)	157	1	1%
Consumer financing	24	—	—	—	24	30	—	—	—	30	(6)	(20%)
Resort and vacation network management	—	28	—	—	28	—	26	—	—	26	2	8%
Resort operations and ancillary services	—	242	—	(8)	234	—	235	—	(8)	227	7	3%
Cost reimbursements	—	174	—	—	174	—	167	—	—	167	7	4%
Residential	—	—	9	—	9	—	—	146	—	146	(137)	(94%)
General and administrative	—	—	—	43	43	—	—	—	41	41	2	5%
Depreciation and amortization	—	—	—	38	38	—	—	—	35	35	3	9%
Restructuring charges, net	—	—	—	—	—	—	—	—	1	1	(1)	(100%)
Other expenses, net	—	—	—	3	3	—	—	—	8	8	(5)	(63%)

Total costs and expenses	269	444	9	73	795	277	428	146	74	925	(130)	(14%)

Equity earnings from unconsolidated joint venture	—	—	—	1	1	—	—	—	2	2	(1)	(50%)

Income before income taxes	135	63	12	(83)	127	134	58	120	(83)	229	(102)	(45%)
Income tax (expense)	—	—	—	(52)	(52)	—	—	—	(90)	(90)	38	(42%)

Net income (loss)	$135	$63	$12	$(135)	$75	$134	$58	$120	$(173)	$139	$(64)	(46%)

Our combined revenues decreased $231 million to $921 million for the year ended December 31, 2014, when compared to the corresponding period in 2013, primarily due to fewer residential closings at SRBH in 2014, given the sell out of the project during the second quarter of 2014. Similarly, costs and expenses decreased $130 million during this period, primarily driven by the decrease in the number of units sold at SRBH.

Vacation Ownership Sales and Financing

	Year ended December 31,			%
(in millions, except Tour flow and VPG)	2014	2013	Variance	Change

Originated sales	$323	$326	$(3)	(1%)
Revenue recognition adjustments
Provision for loan loss	(22)	(12)	(10)	(83%)
Percentage of completion deferral	(1)	(7)	6	86%
Other deferrals and adjustments (1)	21	20	1	5%

Sales of vacation ownership products, net	321	327	(6)	(2%)
Consumer financing revenues	83	84	(1)	(1%)

Total vacation ownership sales and financing revenues	404	411	(7)	(2%)

Cost of sales of vacation ownership products	84	87	(3)	(3%)
Sales and marketing	161	160	1	1%
Consumer financing interest expense	11	17	(6)	(35%)
Other consumer financing expense	13	13	—	—

Total vacation ownership sales and financing expenses	269	277	(8)	(3%)

Vacation ownership sales and financing margin	$135	$134	$1	1%

Vacation ownership product sales margin	$76	$80	$(4)	(5%)
Vacation ownership product sales margin %	24%	24%	—
Tour flow (2)	113,270	119,250	(5,980)	(5%)
VPG (3)	$2,800	$2,680	$120	4%

(1)	Includes adjustments for incentives and other administrative fee revenues.
(2)	Tour flow represents the number of sales presentations given at our sales centers during the period.
(3)	VPG is calculated by dividing originated sales, excluding telesales and other sales that are not attributed to a tour at a sales location, by the number of sales guest tours.

Vacation ownership sales and financing revenues for the year ended December 31, 2014 decreased $7 million, or 2%, to $404 million, when compared to the corresponding period in 2013. The decrease in total segment revenues was due to a decrease of $6 million in net sales of VOIs, in addition to a $1 million decrease in consumer financing revenues. The $6 million decrease in net sales of VOIs was primarily driven by a $10 million increase in our provision for loan loss and a $3 million decrease in originated sales, partially offset by a $6 million decrease in our POC deferrals. The $10 million increase in our provision for loan loss in 2014 when compared to 2013 was mainly due to a larger decrease in our average estimated default rate for our pool of vacation ownership notes receivable during 2013 as compared to 2014. Our average estimated default rate pursuant to our static pool models was 9.2%, 9.3% and 9.7% as of December 31, 2014, 2013 and 2012, respectively. The 40 basis points improvement that occurred during 2013 was driven by an addition to the credit quality indicators used in our loan loss reserve analysis in 2013 that resulted in a one-time favorable adjustment of $7 million to our loan loss reserves in 2013. Originated sales decreased $3 million driven by a 5% decrease in tour flow. The tour flow reduction was a purposeful change driven by an initiative to focus on the most efficient marketing channels. Our close rate increased 80 basis points to 18.9% from 2013 to 2014. The average contract price remained relatively consistent from 2013 to 2014. The $6 million decrease in POC deferrals was primarily due to the substantial completion of an additional phase at one of our projects in the Caribbean at the end of 2014. The $1 million decrease in consumer financing revenues resulted from a slight decrease in our overall vacation ownership notes receivable portfolio.

Our vacation ownership sales and financing margin increased $1 million to $135 million during the year ended December 31, 2014, when compared to the corresponding period in 2013. The increase in margin was due to a $5 million increase in the net margin from consumer financing activity partly offset by a $4 million decrease in the vacation ownership product sales margin. The $5 million increase in contributions from consumer financing activity was mainly due to a decrease in our average securitized debt balances resulting from normal monthly paydowns, and the payoff of our 2005 securitization in February 2013 and our 2006 securitization in December 2013. Our vacation ownership product sales margin decreased $4 million to $76 million primarily driven by the $6 million decrease in the net sales of VOIs described above and a $1 million increase in sales and marketing costs, partially offset by $3 million of lower cost of sales of vacation ownership products. The decrease in cost of sales was the result of a $9 million favorable impact from a year-over-year change in cost of sales true-ups (approximately $3 million favorable in 2014 and $6 million unfavorable in 2013) partially offset by a $3 million increase in cost of sales previously deferred under POC, in addition to a $3 million unfavorable impact relating to remediation costs at one of our vacation ownership projects, which is substantially sold out. Our vacation ownership product sales margin percentage remained consistent at 24% in both 2014 and 2013.

Management and Rental Operations

	Year ended December 31,		Variance	% Change
(in millions)	2014	2013

Resort and vacation network management revenues	$63	$58	$5	9%
Resort operations and ancillary services revenues	270	261	9	3%
Cost reimbursement revenues	174	167	7	4%

Total management and rental operations revenues	507	486	21	4%

Resort and vacation network management expenses	28	26	2	8%
Resort operations and ancillary services expenses	242	235	7	3%
Cost reimbursement expenses	174	167	7	4%

Total management and rental operations expenses	444	428	16	4%

Management and rental operations margin	$63	$58	$5	9%

Resort and vacation network management margin	$35	$32	$3	9%
Resort and vacation network management margin %	56%	55%	1%
Resort operations and ancillary services margin	$28	$26	$2	8%
Resort operations and ancillary services margin %	10%	10%	—

	Year ended December 31,		Variance	% Change
	2014	2013
Rental availability, net (1)	1,566,990	1,607,730	(40,740)	(3%)
Keys rented (2)	1,172,880	1,139,830	33,050	3%
ADR (3)	$165	$163	$2	1%
Rental occupancy	75%	71%	4%

(1)	Rental availability, net represents the number of available room-nights, net of rooms that are out of order for maintenance or renovation during the period.
(2)	Keys rented represents the total number of room-nights rented.
(3)	ADR represents the average daily rental rate for an occupied room.

Management and rental operations revenues increased $21 million, or 4%, to $507 million during the year ended December 31, 2014, when compared to the corresponding period in 2013. Segment revenues increased due to increases of $9 million in resort operations and ancillary services revenues, $7 million in cost reimbursement revenues and $5 million in resort and vacation network management revenues. The $9 million in resort operations and ancillary services was primarily related to increased rental revenues due to higher rental occupancy and slightly higher average daily rates. In 2014, our rental availability decreased due to the removal of keys at one of our Caribbean properties for conversion to VOIs and the closure of The Westin Resort and Spa, Los Cabos in the fourth quarter 2014 due to Hurricane Odile. The Westin Resort and Spa, Los Cabos is not expected to reopen before December 31, 2015. The hurricane damage at this property resulted in a $4 million decrease in revenues, which was more than offset by increased rental revenues across our portfolio. As a result of fewer rooms being available and additional keys rented, our rental occupancy increased. The $7 million increase in cost reimbursement revenues to $174 million was primarily due to an increase in payroll costs commensurate with a rise in the overall cost of labor at our existing resorts and additional deeded weeks for the new phases of resorts entering our network. As the number of deeded weeks increase, the reimbursable expenses, and therefore revenues, increase accordingly. The $5 million increase in resort and vacation network management revenues was driven by a new multi-year marketing affiliation agreement entered into in 2014 and additional vacation network revenues due to higher vacation network annual membership fees and a 3% increase in network owner-families.

Our management and rental operations margin increased $5 million to $63 million for the year ended December 31, 2014, when compared to the corresponding period in 2013, primarily due to the $5 million increase in resort and vacation network management revenues, with margins slightly increasing from 55% to 56% in addition to the impact of higher rental revenues.

Residential

	Year ended December 31,		Variance	% Change
(in millions, except units closed)	2014	2013

Residential sales	$21	$266	$(245)	(92%)
Residential expenses	9	146	(137)	(94%)

Residential margin	$12	$120	$(108)	(90%)

Residential margin %	57%	45%	12%
Units closed	4	78	(74)	(95%)

Residential sales decreased $245 million to $21 million in the year ended December 31, 2014, when compared to the corresponding period in 2013, due to fewer residential closings, as the SRBH project was substantially sold at December 31, 2013. During the year ended December 31, 2014, we closed sales of the remaining 4 units and realized revenues of $21 million, compared to closings of 78 units and revenues of $266 million in 2013. The residential margin percentage increased to 57% during the year ended December 31, 2014 as a result of increases in the sales price per unit as the project successfully progressed and sold out, with costs remaining relatively consistent.

Corporate

	Year ended December 31,		Variance	% Change
(in millions)	2014	2013

General and administrative	$43	$41	$2	5%
Depreciation and amortization	38	35	3	9%
Restructuring charges, net	—	1	(1)	(100%)
Other expenses, net	3	8	(5)	(63%)
Equity earnings from unconsolidated joint venture	(1)	(2)	1	50%
Income tax expense	52	90	(38)	(42%)
Effective tax rate	41%	39%	2%

General and administrative costs increased $2 million to $43 million in the year ended December 31, 2014, when compared to the corresponding period in 2013, primarily due to increased employee compensation, professional fees and software contracts.

Depreciation and amortization increased $3 million to $38 million in the year ended December 31, 2014, when compared to the corresponding period in 2013, primarily due to property and equipment additions of approximately $49 million during the year. The majority of the capital additions were related to infrastructure and hotel assets at certain of our projects in the Caribbean, Orlando and Colorado which will support our ongoing development and operation of vacation ownership villas at these locations.

Other expenses, net decreased approximately $5 million to $3 million in the year ended December 31, 2014, when compared to the corresponding period in 2013, primarily due to the receipt and recognition of $2 million of business interruption proceeds in the fourth quarter of 2014 relating to Hurricane Odile as well as foreign currency transaction gains.

Income tax expense decreased $38 million to $52 million in the year ended December 31, 2014, when compared to the corresponding period in 2013, primarily due to lower pretax net income, partially offset by uncertain tax positions and tax law changes. The reduction in pretax net income is primarily due to the sell out of SRBH in 2014.

The following discussion presents an analysis of our combined results for the year ended December 31, 2013, as compared to the year ended December 31, 2012:

	Year ended December 31,					Year ended December 31,
	2013					2012
(in millions)	Vacation ownership sales and financing	Management and rental operations	Residential	Corporate	Combined	Vacation ownership sales and financing	Management and rental operations	Residential	Corporate	Combined	Combined variance	% Change

Revenues
Sales of vacation ownership products, net	$327	$—	$—	$—	$327	$325	$—	$—	$—	$325	$2	1%
Consumer financing	84	—	—	—	84	85	—	—	—	85	(1)	(1%)
Resort and vacation network management	—	58	—	—	58	—	55	—	—	55	3	5%
Resort operations and ancillary services	—	261	—	(11)	250	—	240	—	(10)	230	20	9%
Cost reimbursements	—	167	—	—	167	—	162	—	—	162	5	3%
Residential sales	—	—	266	—	266	—	—	684	—	684	(418)	(61%)

Total revenues	411	486	266	(11)	1,152	410	457	684	(10)	1,541	(389)	(25%)

Costs and expenses
Cost of sales of vacation ownership products	87	—	—	—	87	80	—	—	—	80	7	9%
Sales and marketing	160	—	—	(3)	157	160	—	—	(3)	157	—	—
Consumer financing	30	—	—	—	30	34	—	—	—	34	(4)	(12%)
Resort and vacation network management	—	26	—	—	26	—	28	—	—	28	(2)	(7%)
Resort operations and ancillary services	—	235	—	(8)	227	—	218	—	(7)	211	16	8%
Cost reimbursements	—	167	—	—	167	—	162	—	—	162	5	3%
Residential	—	—	146	—	146	—	—	524	—	524	(378)	(72%)
General and administrative	—	—	—	41	41	—	—	—	43	43	(2)	(5%)
Depreciation and amortization	—	—	—	35	35	—	—	—	35	35	—	—
Restructuring charges, net	—	—	—	1	1	—	—	—	1	1	—	—
Other expenses, net	—	—	—	8	8	—	—	—	9	9	(1)	(11%)

Total costs and expenses	277	428	146	74	925	274	408	524	78	1,284	(359)	(28%)

Equity earnings from unconsolidated joint venture	—	—	—	2	2	—	—	—	1	1	1	100%
(Loss) on asset dispositions and impairments, net	—	—	—	—	—	—	—	—	(2)	(2)	2	(100%)

Income before income taxes	134	58	120	(83)	229	136	49	160	(89)	256	(27)	(11%)
Income tax (expense)	—	—	—	(90)	(90)	—	—	—	(100)	(100)	10	(10%)

Net income (loss)	$134	$58	$120	$(173)	$139	$136	$49	$160	$(189)	$156	$(17)	(11%)

Our combined revenues decreased $389 million to $1,152 million for the year ended December 31, 2013, when compared to the corresponding period in 2012, primarily due to fewer residential closings at SRBH in 2013. We closed 61% of the SRBH units in 2012 as compared to 26% in 2013. Similarly, our costs and expenses decreased $359 million during this period, primarily driven by the decrease in number of units sold at SRBH.

Vacation Ownership Sales and Financing

	Year ended December 31,			%
(in millions, except Tour flow and VPG)	2013	2012	Variance	Change

Originated sales	$326	$324	$2	1%
Revenue recognition adjustments
Provision for loan loss	(12)	(20)	8	40%
Percentage of completion deferral	(7)	3	(10)	(333%)
Other deferrals and adjustments(1)	20	18	2	11%

Sales of vacation ownership products, net	327	325	2	1%
Consumer financing revenues	84	85	(1)	(1%)

Total vacation ownership sales and financing revenues	411	410	1	—

Cost of sales of vacation ownership products	87	80	7	9%
Sales and marketing	160	160	—	—
Consumer financing interest expense	17	22	(5)	(23%)
Other consumer financing expense	13	12	1	8%

Total vacation ownership sales and financing expenses	277	274	3	1%

Vacation ownership sales and financing margin	$134	$136	$(2)	(1%)

Vacation ownership product sales margin	$80	$85	$(5)	(6%)
Vacation ownership product sales margin %	24%	26%	(2%)
Tour flow(2)	119,250	121,020	(1,770)	(1%)
VPG(3)	$2,680	$2,620	$60	2%

(1)	Includes adjustments for incentives and other administrative fee revenues.
(2)	Tour flow represents the number of sales presentations given at our sales centers during the period.
(3)	VPG is calculated by dividing originated sales, excluding telesales and other sales that are not attributed to a tour at a sales location, by the number of sales guest tours.

Vacation ownership sales and financing revenues for the year ended December 31, 2013 increased $1 million to $411 million, when compared to the corresponding period in 2012, due to a $2 million increase in net sales of vacation ownership products partly offset by a $1 million decrease from consumer financing revenues. The $2 million increase in net sales of VOIs was primarily driven by an $8 million decrease in our provision for loan loss, a $2 million increase in other deferrals and adjustments and a $2 million increase in originated sales, the total of which was partly offset by a $10 million increase in our POC deferral. The $8 million decrease in our provision for loan loss was primarily due to a one-time favorable adjustment in 2013 of $7 million as a result of an addition to the credit quality indicators used in our loan loss reserve analysis, which drove a decrease in the average estimated default rate in our static pool models of 40 basis points. As discussed previously, the average estimated default rate pursuant to our static pool models was 9.3% and 9.7% as of December 31, 2013 and 2012, respectively. Our originated sales increased $2 million, or 1%, as a result of higher VPG due to slight increases in our closing efficiency and average contract price. The reduction in the provision for loan loss and the increase in originated sales were partly offset by an increase of $10 million in our POC deferral resulting from new development phases at our resorts in the Caribbean and California. The $1 million decrease in consumer financing revenues was the result of a decrease in our overall vacation ownership notes receivable portfolio.

Our vacation ownership product sales and financing margin decreased $2 million to $134 million for the year ended December 31, 2013, when compared to the corresponding period in 2012, due to a $5 million decrease in the vacation ownership product sales margin partly offset by a $3 million increase in the net margin from consumer financing activity. The $5 million decrease in the vacation ownership product sales margin was primarily driven by accruals for certain remediation costs in 2013 at one of our vacation ownership properties. The $3 million increase in our consumer financing contribution was primarily due to a decrease in our consumer financing interest expense as a result of a lower average securitized vacation ownership debt balance resulting from the settlement of our 2005 securitization in February 2013 and our 2006 securitization in December 2013, as well as the normal paydown of securitized debt.

Management and Rental Operations

	Year ended December 31,			%
(in millions)	2013	2012	Variance	Change

Resort and vacation network management revenues	$58	$55	$3	5%
Resort operations and ancillary services revenues	261	240	21	9%
Cost reimbursement revenues	167	162	5	3%

Total management and rental operations revenues	486	457	29	6%

Resort and vacation network management expenses	26	28	(2)	(7%)
Resort operations and ancillary services expenses	235	218	17	8%
Cost reimbursement expenses	167	162	5	3%

Total management and rental operations expenses	428	408	20	5%

Management and rental operations margin	$58	$49	$9	18%

Resort and vacation network management margin	$32	$27	$5	19%
Resort and vacation network management margin %	55%	49%	6%
Resort operations and ancillary services margin	$26	$22	$4	18%
Resort operations and ancillary services margin %	10%	9%	1%

	Year ended December 31,			%
	2013	2012	Variance	Change

Rental availability, net(1)	1,607,730	1,494,410	113,320	8%
Keys rented(2)	1,139,830	1,059,480	80,350	8%
ADR(3)	$163	$159	$4	3%
Rental occupancy	71%	71%	—

(1)	Rental availability, net represents the number of available room-nights, net of rooms that are out of order for maintenance or renovation during the period.
(2)	Keys rented represents the total number of room-nights rented.
(3)	ADR represents the average daily rental rate for an occupied room.

Management and rental operations revenues for the year ended December 31, 2013 increased $29 million, or 6%, to $486 million, when compared to the corresponding period in 2012. Segment revenues increased due to $21 million in higher resort operations and ancillary services revenues, $5 million in additional cost reimbursement revenues and $3 million in resort and vacation network management revenues. The $21 million increase in resort operations and ancillary services was primarily due to an $18 million increase in rental revenues resulting from an 8% increase in keys rented and a 3% increase in average daily rates. Rental availability increased 8% from 2012 to 2013 as a result of a higher percentage of our owners in 2013 electing to convert their annual use rights into Starpoints. We were able to manage our rental channels to proportionately increase our rental occupied nights year over year to mitigate the costs of the significant increase in rental room availability. The remaining increase is driven by ancillary income at the resorts as a result of the increased rentals and guest activity year over year. The $5 million increase in cost reimbursement revenues primarily related to an increase in payroll costs commensurate with a rise in the overall cost of labor at our existing resorts and additional deeded weeks for the new phases of resorts entering the system. As the number of deeded weeks increase, the reimbursable expenses, and therefore revenues, increase accordingly. The $3 million increase in resort and vacation network management revenues was primarily due to a 2% increase in network owner-families and increased transaction fees for usage in our vacation network.

Our management and rental operations margin increased $9 million to $58 million for the year ended December 31, 2013, when compared to the corresponding period in 2012, due to a $5 million increase in the resort and vacation network management margin coupled with a $4 million increase in the resort operations and ancillary services margin. The resort and vacation network management margin is driven by both higher revenues and a $2 million decrease in expenses primarily related to lower compensation costs. The increase in the resort operations and ancillary services margin is driven by the increase in keys rented coupled with the higher average daily rate realized.

Residential

	Year ended December 31,			%
(in millions, except units closed)	2013	2012	Variance	Change

Residential sales	$266	$684	$(418)	(61%)
Residential expenses	146	524	(378)	(72%)

Residential margin	$120	$160	$(40)	(25%)

Residential margin %	45%	23%	22%
Units closed	78	188	(110)	(59%)

Residential sales decreased $418 million to $266 million in the year ended December 31, 2013, when compared to the corresponding period in 2012, due to fewer residential closings. During the year ended December 31, 2013, we closed sales of 78 units and realized revenues of $266 million, compared to closings of 188 units and revenues of $684 million in 2012.

Residential margin percentage increased to 45% during the year ended December 31, 2013, when compared to 23% in 2012, as a result of increases in the sales price per unit as the project successfully progressed, with costs remaining relatively consistent.

Corporate

	Year ended December 31,			%
(in millions)	2013	2012	Variance	Change

General and administrative	$41	$43	$(2)	(5%)
Depreciation and amortization	35	35	—	—
Restructuring charges, net	1	1	—	—
Other expenses, net	8	9	(1)	(11%)
Equity earnings from unconsolidated joint venture	(2)	(1)	(1)	(100%)
Loss on asset dispositions and impairments, net	—	2	(2)	(100%)
Income tax expense	90	100	(10)	(10%)
Effective tax rate	39%	39%	—

General and administrative expenses decreased $2 million in the year ended December 31, 2013 when compared to the corresponding period in 2012, primarily due to a reduction in total compensation costs resulting from higher performance bonuses in 2012.

The loss on asset dispositions and impairments, net of $2 million in 2012 was primarily due to impairment of undeveloped land at one of our existing resorts.

Income tax expense decreased $10 million to $90 million in the year ended December 31, 2013, when compared to the corresponding period in 2012, primarily due to lower pretax income, tax law changes and permanent differences. The reduction in pretax net income is primarily due to SRBH, as the project successfully progressed toward sell out.

EBITDA and Adjusted EBITDA

EBITDA, a financial measure which is not prescribed by GAAP, reflects earnings excluding the impact of interest expense (other than consumer financing interest expense), income tax expense, depreciation and amortization. For purposes of our EBITDA calculation, we do not adjust for consumer financing interest expense because the associated debt is secured by vacation ownership notes receivable that have been sold to bankruptcy remote special purpose entities and is generally non-recourse to us. Further, we consider consumer financing interest expense to be an operating expense of our business. We consider EBITDA to be an indicator of operating performance. We also use EBITDA, as do analysts, lenders, investors and others, because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

We evaluate Adjusted EBITDA, another non-GAAP financial measure, as an indicator of performance. Adjusted EBITDA excludes the impact of our restructuring charges/(credits), losses/(gains) on asset dispositions, impairments, the deferral adjustment associated with percentage of completion accounting guidelines reflecting its impact on our GAAP revenues and expenses, and the operations of our residential business. We evaluate Adjusted EBITDA, which adjusts for these items to allow for period-over-period comparisons of our ongoing core operations, as it is a useful measure of our ability to service debt, fund capital expenditures and expand our business. The primary driver of the change from EBITDA to Adjusted EBITDA in 2013 and 2012 was the impact of SRBH activity in those years.

EBITDA and Adjusted EBITDA should not be considered as alternatives to cash provided by operating activities, as measures of liquidity, or as alternatives to net income as a measure of our operating performance or any other measures of performance derived in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures in isolation or as substitutes for analyzing our results as reported under GAAP. Our definitions and calculations of EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies in our industry.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
(in millions)
Net income	$25	$24	$75	$139	$156
Income tax expense	16	14	52	90	100
Depreciation and amortization	9	9	38	35	35

EBITDA	$50	$47	$165	$264	$291

Restructuring charges, net	$—	$—	$—	$1	$1
Loss on asset dispositions and impairments, net	—	—	—	—	2
Percentage of completion deferral adjustment	—	6	1	3	(2)
Residential segment earnings	—	(10)	(12)	(120)	(160)

Adjusted EBITDA	$50	$43	$154	$148	$132

Liquidity and Capital Resources

We believe that the cash we generate from operations, the Credit Facilities that we expect to enter into concurrently or prior to the spin-off, and our ability to raise capital through securitizations of our vacation ownership notes receivable, will be adequate to meet our liquidity requirements, finance our long-term growth plans, meet debt service, and fulfill other cash requirements for the next 12 months. We expect to maintain a prudent level of debt and ensure access to capital commensurate with our operating needs, growth profile and risk mitigation policies.

We believe our completed inventory and identified development opportunities will sustain our business for the next several years. During the year ended December 31, 2014, Starwood’s board of directors approved the development on Ka’anapali Beach in Maui at The Westin Nanea Ocean Villas resort, a 26-acre oceanfront resort. As a result, we transferred $43 million of land held for development to vacation interest construction in progress and have begun development of 390 vacation ownership villas. We are entitled to develop an additional 1,148 units at our other existing vacation ownership resorts. Also, upon completion of the spin-off, we will obtain ownership of the Transferred Properties, which we plan to convert, in whole or in part, over time to additional vacation ownership inventory.

Historically, any net cash generated by our business has been transferred to Starwood, where it has been centrally managed. Transfers of cash to and from Starwood have been reflected as part of net Parent investment in our combined balance sheets and combined statements of cash flows. We made cumulative net transfers of $697 million to Starwood during the three years ended December 31, 2014 and received $13 million of net advances from Starwood during the three months ended March 31, 2015. These transfers were driven by $1.1 billion of net cash provided by operations (after inventory spend of $155 million) during the three years ended December 31, 2014 driven in large part by the sell out of the SRBH project and $44 million of cash provided by operations (after inventory spend of $31 million) during the three months ended March 31, 2015, partly offset by $282 million and $20 million of net securitized debt repayments during the three years ended December 31, 2014 and the three months ended March 31, 2015, respectively, and $128 million and $11 million of property and equipment purchases during the three years ended December 31, 2014 and the three months ended March 31, 2015, respectively.

Until such time as the spin-off is completed, we will continue to be part of Starwood’s centralized treasury management function. Although we have opportunities to securitize portions of our vacation ownership notes receivable, Starwood has utilized alternative financing sources. As a result, we have not completed a securitization since 2012. However, as a stand-alone company post spin-off, we intend and expect to be able to raise capital, in part, through securitizations of our notes receivable. Notes receivable originated under the Westin and Sheraton brands are well regarded for their performance in the securitization market, as reflected by the securitization we completed in 2012 of $174 million of our vacation ownership notes receivable at interest rates ranging from 2.00% to 2.76%.

Upon completion of the spin-off, we expect that the only significant debt on our combined balance sheet will consist of non-recourse debt related to past securitizations of our notes receivable and any amounts drawn on one or both of the Credit Facilities, pending completion of future securitizations.

The following table summarizes our changes in cash during the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013 and 2012:

	Three months ended March 31,		Year ended December 31,
(in millions)	2015	2014	2014	2013	2012

Cash provided by (used in)
Operating activities	$44	$34	$134	$375	$588
Investing activities	(11)	(9)	(48)	(43)	(35)
Financing activities	(7)	(22)	(87)	(331)	(552)

Net change in cash	$26	$3	$(1)	$1	$1

Operating Cash Flows

	Three months ended March 31,		Year ended December 31,
(in millions)	2015	2014	2014	2013	2012

Net income	$25	$24	$75	$139	$156
Adjustments to net income	13	16	81	94	82
Net change in assets and liabilities	6	(6)	(22)	142	350

Cash provided by operating activities	$44	$34	$134	$375	$588

Our cash flow from operations of $44 million for the three months ended March 31, 2015 increased $10 million as compared to the $34 million generated in the corresponding period in 2014 primarily due to the release of restricted cash related to completed development. Our cash flow from operations decreased to $134 million for the year ended December 31, 2014, compared to $375 million in 2013, and $588 million in 2012 primarily due to the accelerated sales pace of residential units at SRBH, for which development was substantially complete in 2011 and which sold out during 2014.

Our cash flows from operating activities are generated primarily from the sales and financing of vacation ownership products, income earned from management services and network membership exchange activities, as well as income from our management and rental operations. Outflows include inventory spending for the development of new resorts and phases of existing resorts, as well as funding our working capital needs. Our cash flows from operations generally vary primarily due to the timing of the closing of sales contracts for our vacation ownership products and release of any related escrow, the degree to which our owners finance their VOI purchase, our owners’ repayment of notes receivable related to their VOI, the level of management services and network membership exchange activities and rental operations, and cash outlays for vacation ownership product inventory acquisition and development.

The following is a summary of our VOI inventory spending less cost of sales:

	Three months ended March 31,		Year ended December 31,
(in millions)	2015	2014	2014	2013	2012

Vacation products inventory spending (1)	$31	$9	$57	$32	$34
Cost of sales of vacation ownership products (1)	(24)	(25)	(84)	(87)	(80)

Vacation products inventory spending greater/(less) than cost of sales	$7	$(16)	$(27)	$(55)	$(46)

(1)	This information excludes SRBH.

Since the 2008 global economic downturn, we have been very focused on managing our unsold vacation ownership product inventory balance and related capital spend to a level that more closely aligns with our annual vacation ownership product sales pace. As we expand our distribution and sales of vacation ownership products, our future inventory spending will increase to align with our distribution goals and growing sales expectations.

The following is a summary of our originations and collections of vacation ownership notes receivable:

	Three months ended March 31,		Year ended December 31,
(in millions)	2015	2014	2014	2013	2012

Vacation ownership notes receivable collections — unsecuritized	$44	$43	$159	$144	$132
Vacation ownership notes receivable collections — securitized	16	20	70	93	104
Vacation ownership notes receivable originations	(58)	(61)	(240)	(251)	(253)

Vacation ownership notes receivable collections in excess of (less than) originations	$2	$2	$(11)	$(14)	$(17)

Our collections of vacation ownership notes receivable include principal from both unsecuritized and securitized notes receivable balances. Principal payments received on our securitized notes receivable are used to pay down securitized debt in the month following receipt. Our vacation ownership portfolio has remained relatively consistent over the periods presented, as a result of our originations of notes receivable being relatively in line with our collections of notes receivable. The average FICO score of customers who were U.S. citizens or residents who financed a VOI purchase during the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013 and 2012, was 744, 744, 735, 737, and 736, respectively. In addition, the defaults as a percentage of each period’s trailing twelve months of beginning gross vacation ownership notes receivable balance have steadily decreased since 2010 from the depths of the U.S. recession and have remained relatively consistent since December 31, 2013 to the three months ended March 31, 2015, which was at 3.4%.

Investing Cash Flows

Our cash used in investing activities during the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012, was as follows:

(in millions)	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
Capital expenditures for property and equipment (excluding inventory)	$(11)	$(9)	$(49)	$(44)	$(35)
Proceeds from asset sales	—	—	1	1	—

Cash used in investing activities	$(11)	$(9)	$(48)	$(43)	$(35)

Our capital expenditures include spending related to technology, buildings and equipment used to support marketing and sales locations, resort operations, ancillary offerings and corporate activities. We believe the maintenance and renovations of our existing assets are necessary to stay competitive in the markets in which we operate. Capital expenditures also include developmental costs relating to infrastructure supporting our new vacation ownership phases and projects that we expect will generate a return. Also included are the capital expenditures to maintain the Transferred Properties as operating hotels during the periods presented.

Financing Cash Flows

Our cash used in financing activities during the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012, was as follows:

	Three months ended March 31,		Year ended December 31,
(in millions)	2015	2014	2014	2013	2012

Securitized debt issued	$—	$—	$—	$—	$166
Securitized debt repaid	(20)	(28)	(106)	(179)	(163)
Debt issuance costs	—	—	—	—	(2)
Decrease (increase) in restricted cash	—	—	3	27	(19)
Net transfers from/(to) Parent	13	6	16	(179)	(534)

Cash used in financing activities	$(7)	$(22)	$(87)	$(331)	$(552)

During the three months ended March 31, 2015, securitized debt repayments decreased $8 million to $20 million from $28 million during the comparable period in 2014. As our total securitized debt balance decreases, our repayments will also decrease; however, repayments are also impacted by the timing of receipt of securitized receivable payments. During the year ended December 31, 2014, our securitized debt payments decreased $73 million due primarily to the settlements of the 2005 and 2006 securitizations in 2013, and the timing of receipt of securitized receivable payments.

During the year ended December 31, 2013, we settled our 2005 and 2006 securitizations, including a paydown of all principal and interest due. The settlement of the 2005 securitization was pre-funded by a securitization we completed in 2012 and resulted in the transfer of $19 million of notes receivable to the 2012 securitization. The settlement of the 2006 securitization required a cash payment of $12 million and resulted in the release of $12 million of previously securitized vacation ownership notes receivable to unsecuritized notes receivable.

During the year ended December 31, 2012, we completed a securitization of approximately $174 million of vacation ownership notes receivable at a 95% advance rate. Of the $174 million securitized in 2012, $155 million was previously unsecuritized and approximately $19 million related to the 2005 securitization for which the termination was pre-funded. The net cash proceeds from the securitization, after the amount pre-funded for the termination of the 2005 securitization and associated deal costs, were approximately $140 million. The pre-funded amount of $19 million was included in restricted cash until the 2005 securitization was terminated in 2013.

The following is a summary of our securitized debt less cash at March 31, 2015 and December 31, 2014, followed by a detail of securitized debt at March 31, 2015:

	March 31,	December 31,
(in millions)	2015	2014

Gross securitized debt (non-recourse)	$229	$249
Less cash restricted for securitized debt repayments	(11)	(11)

Net securitized debt	$218	$238

March 31,
(in millions)	2015

2009 securitization, interest rate at 5.81%, maturing 2015	$8
2010 securitization, interest rates ranging from 3.65% to 4.75%, maturing 2021	66
2011 securitization, interest rates ranging from 3.67% to 4.82%, maturing 2025	77
2012 securitization, interest rates ranging from 2.00% to 2.76%, maturing 2023	78

Gross securitized debt (non-recourse)	$229

Upon transfer of vacation ownership notes receivable to our variable interest entities (“VIEs”), the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the VIE creditors. The VIEs utilize trusts which have ownership of cash balances that also have restrictions, the amounts of which are reported in restricted cash. Our interests in trust assets are subordinate to the interests of third-party investors and, as such, may not be realized by us if needed to absorb deficiencies in cash flows that are allocated to the investors in the trusts’ debt. We are contractually entitled to receive the excess cash flows (i.e., the spread between the collections on the notes and third party obligations defined in the securitization agreements) from the VIEs. Such activity totaled $38 million, $51 million, and $49 million during 2014, 2013, and 2012, respectively, and was initially classified in cash from operations with the subsequent remittances reflected as cash used in financing activities.

Transfers of cash to and from Starwood have been reflected as part of net Parent investment in our combined balance sheets and combined statements of cash flows. We made cumulative net transfers of $697 million to Starwood during the three years ended December 31, 2014 due in large part to the sell out of SRBH. We received $13 million of net transfers from Starwood during the three months ended March 31, 2015.

Contractual Obligations

We had the following contractual obligations outstanding as of December 31, 2014:

(in millions)	Total	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due after 5 years
Operating leases	$71	$8	$10	$2	$51
Other long-term obligations(1)	14	1	2	2	9

Total contractual obligations	$85	$9	$12	$4	$60

(1)	Amounts due after 5 years were estimated based on perpetual annual payments adjusted for inflation annually and discounted back to present value as of December 31, 2014 utilizing a 12% discount rate.

The above table excludes our securitized debt balance of $249 million at December 31, 2014. Our securitized debt is non-recourse with no contractual minimum repayment amounts throughout its term. Repayments of our securitized debt are based on the contractual terms of the underlying securitized vacation ownership notes receivable and occur monthly. As the amount of each principal payment is contingent on the cash flows from the underlying vacation ownership notes receivable in a given period, we have not disclosed future contractual debt repayments.

Commitments and Contingencies

We are involved in claims, legal and regulatory proceedings and governmental inquiries related to our business. Litigation is inherently unpredictable and, although we believe our accruals are adequate and/or that we have valid defenses in these matters, unfavorable results could occur. As such, an adverse outcome from such proceedings for which claims are awarded in excess of the amounts accrued, if any, could be material to us with respect to earnings or cash flows in any given reporting period. However, we do not believe that the impact of such litigation should result in a material liability to us in relation to our combined financial position or liquidity.

In early phases of development at a resort, we may have subsidy obligations to pay costs that otherwise would be covered by annual maintenance fees associated with vacation ownership interests or units that have not yet been built. These subsidy arrangements help keep maintenance fees at a level that approximates a rate reflective of full build out of the resort for owners that purchase in the early stages of development. On an annual basis we evaluate future HOA commitments. We have commitments to subsidize HOAs of $8 million, which we expect to pay in 2015.

Off-Balance Sheet Arrangements

We primarily utilize surety bonds in our vacation ownership business for sales and development transactions in order to meet regulatory requirements of certain states. Surety bonds issued on our behalf at March 31, 2015 totaled $7 million, as required by state or local governments, relating to our vacation ownership operations.

The surety bonds are further described in Note 17 – Fair Value of Financial Instruments of our annual combined financial statements and Note 12 – Fair Value of Financial Instruments in our interim combined financial statements.

Critical Accounting Estimates

The preparation of our combined financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the combined financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the combined financial statements and accompanying footnotes.

We believe that of our significant accounting policies, which are described in Note 2 – Summary of Significant Accounting Policies of our annual combined financial statements, the following accounting policies are critical because they involve a higher degree of judgment, and the estimates required to be made were based on assumptions that are inherently uncertain. As a result, these accounting policies could materially affect our financial position, results of operations and related disclosures. On an ongoing basis, we evaluate these estimates and judgments based on historical experiences and various other factors that are believed to reflect the current circumstances. While we believe our estimates, assumptions, and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions, and conditions as a result of unforeseen events or otherwise, which could have a material effect on our financial position or results of operations. Management has discussed the development and selection of these critical accounting policies and estimates with Starwood’s board of directors.

Revenue Recognition. Our revenues are primarily derived from the following sources: (1) net sales of vacation ownership products, (2) resort and vacation network management fees, (3) rental and ancillary income, (4) annual and transaction-based fees we receive from owners (5) interest income on vacation ownership notes receivable and (6) residential sales. Generally, revenues are recognized when services are rendered.

Our revenue recognition associated with net sales of vacation ownership products requires significant estimates. Net sales of vacation ownership products are affected by the state of the global economy and, in particular, the U.S. economy, as well as interest rates and other economic conditions. Revenue is generally recognized after the period of cancellation with refund has expired, the buyer has demonstrated a sufficient level of initial and continuing investment, and the receivables are deemed collectible. We determine the portion of revenues to recognize for sales of vacation ownership products using the POC method, which requires judgments and estimates, including the total estimated costs of the project. Changes in projections of the costs could lead to adjustments to the POC status of a project, which may result in differences in the timing and amount of revenues and profits recognized from the projects.

Loan Loss Reserves. We record an estimate of expected uncollectibility on our vacation ownership notes receivable as a reduction of revenue at the time we recognize profit on the sale of a vacation ownership product. We hold large amounts of homogeneous vacation ownership notes receivable and assess uncollectibility based on pools of receivables and expected default rates. In estimating loan loss reserves, we use a technique referred to as static pool analysis, which tracks uncollectible notes for each year’s mortgage originations over the life of the respective notes and projects an estimated default rate that is used in the determination of our loan loss reserve requirements. As of March 31, 2015, December 31, 2014 and 2013, the average estimated default rate for our pools of receivables was 9.1%, 9.2% and 9.3%, respectively.

We use the origination of the notes by brand (Westin, Sheraton and other) and the FICO scores of the buyers as the primary credit quality indicators to calculate the loan loss reserve for our vacation ownership notes receivable, as we believe there is a relationship between the default behavior of borrowers and the brand associated with the vacation ownership property they have acquired, supplemented by the FICO scores of the buyers. In addition to quantitatively calculating the loan loss reserve based on our static pool analysis, we supplement the process by evaluating certain qualitative data, including the aging of the respective receivables, current default trends by brand and origination year and various macroeconomic indicators.

We consider a vacation ownership note receivable delinquent when it is more than 30 days outstanding. All delinquent loans are placed on nonaccrual status, and we do not resume interest accruals until payment is made. We consider loans to be in default upon reaching more than 120 days outstanding, at which point, we generally commence the recovery process. Uncollectible vacation ownership notes receivable are charged off when title to the unit is returned to us. We generally do not modify vacation ownership notes receivable that become delinquent or upon default.

Cost of Sales and Inventory. We capitalize real estate and development costs such as construction, interest, property taxes and certain other carrying costs as incurred during the construction process and value inventory at the lower of cost or fair value, less costs to sell. These capitalized costs are charged to cost of sales using the relative sales value (“RSV”) method as vacation ownership products are sold. The RSV method requires us to make numerous estimates which are subject to significant uncertainty. Under the RSV method, we calculate estimated total costs and estimated total revenue which include: future sales prices and volume, provisions for loan losses on financed sales of net vacation ownership products, sales incentives, as well as the projected future cost and volume of recoveries. We aggregate these factors to calculate total net cost of sales of vacation ownership products as a percentage of net sales of vacation ownership products and apply this ratio to allocate the cost of sales to recognized sales of vacation ownership products. We review our forecasts regularly, and estimates are revised (if necessary) based upon actual results and new estimates. Revisions to estimates and ratios result in adjustments to our net vacation ownership product cost of sales over the life of the project, with the entire cumulative adjustment taken in the period in which the estimates are revised. Due to the application of retroactive adjustments, small changes in any of the numerous estimates in our forecasts can have a significant financial statement impact, both positively and negatively.

Long-Lived Assets. We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets if certain trigger events occur. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, sales of similar assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. We evaluate the carrying value of our long-lived assets based on our plans, at the time, for such assets and such qualitative factors as future development in the surrounding area, status of expected local competition and projected incremental income from renovations. Changes to our plans, including a decision to dispose of or change the intended use of an asset, can have a material impact on the carrying value of the asset.

Goodwill. Our goodwill was originally generated as a result of Starwood’s acquisition of Vistana, Inc. in 1999, the purpose of which was to enter into the vacation ownership business. That goodwill has been pushed down to our combined financial statements and the remaining balance is related exclusively to our management and rental operations reporting unit.

We review all goodwill for impairment annually, or upon the occurrence of a trigger event. When testing goodwill for impairment, we assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis to determine whether the two-step impairment test is necessary. We also have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

Our operating segments are also our reporting units. To determine how we test the goodwill of our reporting units for impairment, we consider the results of the previous year’s tests and the percentage by which the fair value of the reporting unit exceeded its carrying value, the performance of our current year operations and our expectations for future operations. We had no goodwill impairment charges in 2014, 2013 or 2012. Based on the most recent goodwill impairment test performed in 2014, we do not expect our goodwill will be impaired in the near future.

Stock-Based Compensation Costs. Certain of our employees participate in the 2013 Starwood Long-Term Incentive Compensation Plan (“Starwood 2013 LTIP”). Our combined statements of comprehensive income include expenses related to our employees’ participation in these plans. We calculate the fair value of stock-based awards on the date of grant. Restricted stock awards are valued based on the share price, performance awards are valued based on a Monte Carlo simulation and, when granted in previous years, options were valued using a lattice valuation model. We amortize the stock-based compensation expense over the period that the awards are expected to vest, net of estimated forfeitures. If the actual forfeitures differ from management estimates, additional adjustments to compensation expense are recorded.

Upon completion of the spin-off, we will continue to participate in the Starwood 2013 LTIP and record compensation expense based on the stock-based awards granted to our employees. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Income Taxes. We have calculated income tax expense included in our combined financial statements based on a separate return methodology, as if our legal entities were separate taxpayers in the respective jurisdictions. During the periods presented most of the legal entities included in our combined financial statements did not file separate tax returns, as they were included in the tax grouping of Starwood within the respective jurisdiction. As a result, our deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those recognized in historical periods.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance if it is more likely than not that a portion will not be realized. In assessing whether it is more likely than not that deferred tax assets will be realized, we consider all available evidence, both positive and negative, including our recent cumulative earnings experience and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carry back and carry forward periods available to us for tax reporting purposes, and prudent and feasible tax planning strategies.

We measure and recognize the amount of tax benefit that should be recorded for financial statements purposes for uncertain tax positions taken or expected to be taken in a tax return. With respect to uncertain tax positions, we evaluate the recognized tax benefits for derecognition, classification, interest and penalties, interim period accounting and disclosure requirements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

In general, the taxable income (loss) of our various legal entities has been included in Starwood’s consolidated tax returns, where applicable, in certain jurisdictions. As such, separate income tax returns were not prepared for many of our entities. Consequently, for entities historically included in Starwood’s consolidated tax returns, income taxes currently payable are deemed to have been remitted to Starwood, in cash, in the period the liability arose and income taxes currently receivable are deemed to have been received from Starwood in the period that a refund could have been recognized by us had we been a separate taxpayer.

Legal Contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. If it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated, we accrue a loss contingency with a corresponding charge to income. If there is at least a reasonable possibility that a loss has been incurred, we make disclosures in our financial statements. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Changes in these factors could materially impact our financial position or our results of operations.

New Accounting Standards

See Note 2 – Summary of Significant Accounting Policies of our annual combined financial statements for a discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in inflation, currency exchange rates and interest rates. We manage our exposure to these risks by monitoring available financing alternatives and through pricing policies that may take into account currency exchange rates, and historically through Starwood entering into derivative arrangements on our behalf. We will continue to evaluate our exposure to fluctuations in interest rates and currency rates and how to manage such exposure in the future when we are separated from Starwood.

Inflation. Inflation and changing prices have not had a material impact on our revenues or net income during any of our three most recent fiscal years; however, to the extent inflationary trends affect short-term interest rates, a portion of our debt service costs, our debt capacity, as well as the rates we charge on our consumer loans, may be affected.

Foreign Currency Translation Risk. In addition to our operations throughout the United States and the Caribbean, we conduct operations in Mexico from which we receive, at least in part, revenues in Mexican Pesos. Because our financial results are reported in U.S. Dollars, fluctuations in the value of the Mexican Peso against the U.S. Dollar have had, and will continue to have, an effect, which may be significant, on our reported financial results. A decline in the value of any of the foreign currencies in which we receive revenues, including the Mexican Peso, against the U.S. Dollar will tend to reduce our reported revenues and expenses, while an increase in the value of any such foreign currencies against the U.S. Dollar will tend to increase our reported revenues and expenses. Variations in exchange rates can significantly affect the comparability of our financial results between financial periods.

Interest Rate Risk. We intend to enter into a Warehouse Credit Facility under which we will have the ability to pledge to the lenders fixed-rate notes receivable we generate through the sales of vacation ownership products, which will provide variable rate financing to us. We also intend to enter into a Revolving Corporate Credit Facility which will have a variable interest rate. We will monitor the interest rate risk of the Credit Facilities and evaluate opportunities to mitigate this risk through the use of derivatives typically utilized in warehouse funding and corporate credit arrangements. We intend to securitize vacation ownership notes receivable in the asset-backed financing market on a regular basis. We expect to secure fixed rate funding to match our fixed rate vacation ownership notes receivable. However, if we have floating rate debt in the future, we will monitor the interest rate risk and evaluate opportunities to mitigate such risk through the use of derivative instruments. Changes in interest rates may impact the fair value of our fixed rate long-term debt which at the date of spin will be only the non-recourse debt securitized by our vacation ownership notes receivable.

To the extent we assume variable rate indebtedness in the future, any increase in interest rates beyond amounts covered under any corresponding derivative financial instruments, particularly if sustained, could have an adverse effect on our comprehensive income, cash flows and financial position. We cannot assure that any hedging transactions we enter into will adequately mitigate the adverse effects of interest rate increases or that counterparties in those transactions will honor their obligations.

Additionally, we derive net interest income from our consumer financing activities to the extent the interest rates we charge our customers who finance their purchases of vacation ownership products exceed the variable interest rates we pay to our lenders. Because our mortgages and contracts receivable generally bear interest at fixed rates, future increases in interest rates may result in a decline in our net interest income.

The following table sets forth the scheduled maturities of our vacation ownership notes receivable as of December 31, 2014 and the total fair value as of March 31, 2015 and December 31, 2014 of our financial instruments that are impacted by market risk:

			Maturities by Period
(in millions)	Weight average consumer receivable interest rate	Range of interest rates	2015	2016	2017	2018	2019	Thereafter	Balance at December 31, 2014
Assets - Maturities represent expected principal receipts
Securitized	13.0%	6.0% to 17.0%	$51	$52	$49	$41	$35	$74	$302
Unsecuritized	13.0%	5.0% to 17.0%	$43	$31	$34	$35	$38	$221	$402

(in millions)	March 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Restricted cash	$44	$44	$69	$69
Vacation ownership notes receivable, net	603	759	608	763

Total financial assets	$647	$803	$677	$832

Liabilities
Securitized debt	$229	$238	$249	$258

Total financial liabilities	$229	$238	$249	$258

Off-balance sheet
Surety bonds	$—	$7	$—	$7

Total off-balance sheet	$—	$7	$—	$7

MANAGEMENT

Our Executive Officers

The following table provides certain information as of June 16, 2015, about our expected executive officers following the spin-off, including employment history and any directorships held in public companies. The titles shown below are those that our executive officers will have immediately following the spin-off. Each executive officer is expected to serve from the date of his or her appointment until the earlier of his or her resignation or the appointment of his or her successor.

Name	Age	Title	Business Experience

Matthew E. Avril	54	Chief Executive Officer and a Director	Matthew E. Avril will be the Chief Executive Officer of Vistana. Mr. Avril, who has over 25 years of experience in the vacation ownership and branded hospitality industry, retired as President of Starwood’s Hotel Group in 2012, a position he held since September 2008, where he had oversight responsibility for Starwood’s global hotel operations and global sales organization. Prior to this role, Mr. Avril was President and Managing Director of Operations for SVO from May 2005 until August 2008 and, immediately prior, from April 2003 to May 2005, served as Senior Vice President, Managing Director of Operations for SVO. Mr. Avril was with SVO’s predecessor entity, Vistana, Inc., for the ten-year period from January 1989 to December 1998, serving in a variety of leadership roles, including its Executive Vice President and Chief Operating Officer and, prior to that, its Chief Financial Officer. Previously, Mr. Avril, a certified public accountant, spent five years with KPMG. Mr. Avril will be a director of our Company and is also a director of API Technologies, Inc. and Aaron’s, Inc.

Stephen G. Williams	56	Chief Operating Officer	Stephen G. Williams is the Chief Operating Officer of SVO and, upon completion of the spin-off, will be the Chief Operating Officer of Vistana. Mr. Williams has over 35 years of experience in the vacation ownership, fractional, residential and branded hospitality industry. Since July 2012, Mr. Williams has served as Senior Vice President, Chief Operating Officer of SVO, responsible for leading SVO’s sales and marketing, resort/vacation network operations, brands, creative design and guest/owner relationship teams. Prior to this role, Mr. Williams served as SVO’s Senior Vice President, Sales and Marketing from May 2005 to July 2012, and prior to that, from September 2000 to May 2005, Mr. Williams was SVO’s Vice President, West Region Sales and Marketing and National Distribution. Mr. Williams started in the resort industry in 1980 and, prior to joining SVO in 2000, worked for Marriott Vacation Club International, Fairfield Communities Inc., as well as Eaton International Corporation.

Heather McGill	43	Chief Financial Officer	Heather McGill is the Chief Financial Officer of SVO and, upon completion of the spin-off will be the Chief Financial Officer of Vistana. Ms. McGill has over 17 years of experience in the vacation ownership and branded hospitality industry. Since August 2011, Ms. McGill has served as SVO’s Vice President, Chief Financial Officer, responsible for leading SVO’s financial operations. Prior to this role, from December 2008 to August 2011, Ms. McGill served as SVO’s Vice President of Finance. Prior to this role, Ms. McGill held technical and leadership roles at SVO, supporting and advising its development and construction functions. Ms. McGill is a certified public accountant and, prior to joining SVO in 1998, served as an auditor for PricewaterhouseCoopers LLP.

Our Directors

The following table provides certain information as of June 16, 2015 about the persons who will serve on our Board following the spin-off. We are in the process of identifying additional individuals who will serve as directors following the spin-off and expect to provide more details about those persons in an amendment to this information statement. The table contains each person’s biography as well as the qualifications and experience each person would bring to our Board. As of the date of the distribution, our Board will consist of          members, of whom          will meet applicable regulatory and exchange listing independence requirements.

Name and Title	Age	Business Experience and Director Qualifications

Stephen R. Quazzo, Chairman	55	Mr. Quazzo is the Chief Executive Officer and has been the Managing Director and co-founder of Pearlmark Real Estate Partners, L.L.C., formerly known as Transwestern Investment Company, L.L.C., a real estate principal investment firm, since March 1996. From April 1991 to March 1996, Mr. Quazzo was President of Equity Institutional Investors, Inc., a private investment firm and a subsidiary of Equity Group Investments, Inc. Mr. Quazzo is also a director of Starwood and Phillips Edison Grocery REIT I, Inc. Mr. Quazzo brings to the Board his extensive senior leadership experience, including as the Chief Executive Officer of Pearlmark Real Estate Partners; his significant industry experience, particularly in real estate; his investment, development and strategy experience; and his public company director and committee experience.

Thomas O. Ryder, Director	70	Mr. Ryder retired as Chairman of the Board of The Reader’s Digest Association, Inc., a global media and direct marketing company, in January 2007, a position he had held since January 2006. Mr. Ryder was Chairman of the Board and Chief Executive Officer of that company from April 1998 through December 2005. In addition, Mr. Ryder was Chairman of the Board and Chairman of the Audit Committee of Virgin Mobile USA, Inc., a wireless service provider, from October 2007 to November 2009. Mr. Ryder was President, American Express Travel Related Services International, a division of American Express Company, which provides travel, financial and network services, from October 1995 to April 1998. In the past five years, Mr. Ryder has also served as a director of World Color Press, Inc., a company acquired by Quad/Graphics, Inc. in July 2010. Mr. Ryder also serves as a director of Starwood, Amazon.com, Inc., Quad/Graphics, Inc. and RPX Corporation. Mr. Ryder brings to the Board his extensive senior leadership experience, including as the Chairman and Chief Executive Officer of The Reader’s Digest (retired); his branding, development and strategy experience; his global business, media and marketing experience; and his public company director and committee experience.

Lizanne Galbreath, Director	57	Ms. Galbreath has been the Managing Partner of Galbreath & Company, a real estate investment firm, since 1999. From April 1997 to 1999, Ms. Galbreath was Managing Director of LaSalle Partners/Jones Lang LaSalle, a real estate services and investment management firm, where she also served as a director. From 1984 to 1997, Ms. Galbreath served as a Managing Director, Chairman and Chief Executive Officer of The Galbreath Company, the predecessor entity of Galbreath & Company. Ms. Galbreath also serves as a director of Starwood and Paramount Group, Inc. Ms. Galbreath brings to the Board her extensive senior leadership experience, including as Managing Partner of Galbreath & Company; her significant industry experience, particularly in real estate; her real estate investment, development and strategy experience; and her public company director and committee experience.

Matthew E. Avril	54	Matthew E. Avril will be the Chief Executive Officer of Vistana. Mr. Avril, who has over 25 years of experience in the vacation ownership and branded hospitality industry, retired as President of Starwood’s Hotel Group in 2012, a position he held since September 2008, where he had oversight responsibility for Starwood’s global hotel operations and global sales organization. Prior to this role, Mr. Avril was President and Managing Director of Operations for SVO from May 2005 until August 2008 and, immediately prior, from April 2003 to May 2005, served as Senior Vice President, Managing Director of Operations for SVO. Mr. Avril was with SVO’s predecessor entity, Vistana, Inc., for the ten-year period from January 1989 to December 1998, serving as its Executive Vice President and Chief Operating Officer and, prior to that, its Chief Financial Officer. Previously, Mr. Avril, a certified public accountant, spent five years with KPMG. Mr. Avril is also a director of API Technologies, Inc. and Aaron’s, Inc. As the Company’s Chief Executive Officer, Mr. Avril will have valuable insight into, and a unique understanding of, the Company’s operations, management and culture and will provide an essential link between management and the Board. Mr. Avril brings to the Board his extensive senior leadership experience, including his specific experience with SVO; his significant industry experience, particularly in the branded hospitality and vacation ownership business; and his public company director and committee experience.

Structure of the Board of Directors

Upon completion of the spin-off, our Board will be divided into three classes of directors that will be of equal size to the extent possible. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the spin-off, the directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders following the spin-off, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders following the spin-off. Beginning with the first annual meeting of stockholders following the spin-off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. The Class I directors will include             , the Class II directors will include             , and the Class III directors will include             .

In addition, we expect that certain of our Board members will also continue to serve on the board of directors of Starwood after the spin-off.

Committees of Our Board

Audit Committee

Our audit committee will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	reviewing our annual and quarterly financial statements;

•	appointing and evaluating the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants; and

•	discussing with management and our Board our policies with respect to risk assessment and risk management, as well as our substantive financial risk exposures and the actions management has taken to limit, monitor or control such exposures, if any.

Committee Members. The initial members of the audit committee will be determined prior to the spin-off. As we intend to list our common stock on the NYSE, we may, if we so list on the NYSE, rely on the transition rules provided in the NYSE Listed Company Manual related to the independence and financial literacy of the members of our audit committee. To the extent we list on the NYSE and rely on these transition rules, by the date required by the transition provisions of the rules of the NYSE, all members of the audit committee will be independent and financially literate and will have the necessary accounting or financial management experience.

Charter. Prior to or upon completion of the separation, it is intended that our Board will adopt a written charter for our audit committee, which will then be available on our corporate website at www.        .com.

Compensation Committee

Our compensation committee will have responsibility for, among other things:

•	establishing the principles related to the compensation programs of our Company;

•	designing and recommending to the Board or approving policies and procedures relating to senior officers’ compensation and employee benefit plans;

•	setting the annual compensation for the Chairman of the Board and the Chief Executive Officer, including salary, bonus and incentive and equity compensation, subject in certain instances to approval or ratification by the Board;

•	approving executive officer and senior management salary adjustments, bonus payments and stock awards; and

•	designing and recommending to the Board the annual non-employee directors’ compensation.

Committee Members. The initial members of the compensation committee will be determined prior to the spin-off. As we intend to list our common stock on the NYSE, we may, if we so list on the NYSE, rely on the transition rules provided in the NYSE Listed Company Manual related to the independence of the members of our compensation committee. To the extent we list on the NYSE and rely on these transition rules, by the date required by the transition provisions of the rules of the NYSE, all members of the compensation committee will be independent.

Charter. Prior to or upon completion of the separation, it is intended that our Board will adopt a written charter for our compensation committee, which will then be available on our corporate website at www.        .com.

Compensation Committee Interlocks and Insider Participation. None of the members of our compensation committee will be an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will have responsibility for, among other things:

•	recommending persons to be selected by our Board as nominees for election as directors and to fill any vacancies on our Board;

•	considering and recommending to our Board qualifications for the position of director and policies concerning the term of office of directors and the composition of our Board; and

•	considering and recommending to our Board other actions relating to corporate governance.

Committee Members. The initial members of the nominating and corporate governance committee will be determined prior to the spin-off. As we intend to list our common stock on the NYSE, we may, if we so list on the NYSE, rely on the transition rules provided in the NYSE Listed Company Manual related to the independence of the members of our nominating and corporate governance committee. To the extent we list on the NYSE and rely on these transition rules, by the date required by the transition provisions of the rules of the NYSE, all members of the nominating and corporate governance committee will be independent.

When recommending persons to be selected by the Board as nominees for election as Company directors, the nominating and corporate governance committee will consider such factors as the individual’s personal and professional integrity, ethics and values; experience in corporate management; experience in our industry; experience with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of the Company’s operations; and practical and mature business judgment. In addition, the nominating and corporate governance committee will consider diversity of relevant experience, expertise and background in identifying nominees for directors.

Charter. Prior to or upon completion of the separation, it is intended that our Board will adopt a written charter for our nominating and corporate governance committee, which will then be available on our corporate website at www.        .com.

Director Independence

We expect that our Board, upon recommendation of our nominating and corporate governance committee, will formally determine the independence of our directors following the spin-off. We expect that our Board will determine the following directors, who are anticipated to be elected to our Board, are independent:

We expect that our Board will determine the independence of directors annually based on a review by the directors and the nominating and corporate governance committee. Assuming we list our common stock on the NYSE, in determining whether a director is independent, we expect that the Board will determine whether each director meets the objective standards for independence set forth in the NYSE Listed Company Manual.

Risk Oversight

The Board will regularly receive reports from members of the Company’s senior management regarding any strategic, operational, financial, legal, regulatory or reputational risk that the Company may be facing. The Board will then review management’s assessment, discuss options for mitigating any such risk with management, and direct management to manage and minimize the Company’s exposure. Management is ultimately responsible for identifying any such risk, and for developing and implementing mitigation plans throughout various planning processes, including during the strategic planning process.

The Board’s role is one of oversight. The Board’s three standing committees assist it with the risk oversight function as follows:

•	the audit committee oversees the Company’s controls and compliance activities and management’s process for identifying and quantifying risks facing the Company;

•	the compensation committee oversees risk associated with our compensation policies and practices and structures the Company’s incentive compensation in a way that discourages the taking of excessive risks; and

•	the nominating and corporate governance committee oversees Board processes and corporate governance-related risk and reviews legal and regulatory risk.

Code of Business Conduct and Ethics

Prior to the spin-off, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.        .com upon the completion of the spin-off. We expect that any amendments to the code of business conduct and ethics, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

In this section we describe the compensation awarded to or earned by our named executive officers for 2014, and we describe the new or modified Company compensation arrangements that we currently anticipate will be effective for our leaders described in this subsection upon or shortly after the completion of the spin-off given their new or changed roles and responsibilities at our Company. This section should be read in conjunction with the tabular disclosures beginning with the “2014 Summary Compensation Table” below. The individuals who would have been our named executive officers (“NEOs”) had we been a public company in 2014, and, with respect to Mr. Williams and Ms. McGill, their positions with SVO currently and us following the completion of the spin-off, are:

(1)	Sergio D. Rivera – President, The Americas, Starwood Hotels & Resorts Worldwide, Inc.;

(2)	Stephen G. Williams – Chief Operating Officer, SVO, and, upon completion of the spin-off, Vistana; and

(3)	Heather McGill – Chief Financial Officer, SVO, and, upon completion of the spin-off, Vistana.

The information provided for 2014 reflects compensation earned from Starwood for each of the NEOs based on their respective roles within Starwood (including, with respect to Mr. Williams and Ms. McGill, their roles at SVO) during 2014. Mr. Rivera is identified as an NEO because, although he is primarily an executive officer of Starwood, he served as our principal executive officer during 2014. Mr. Rivera will remain with Starwood following the spin-off. Mr. Matthew E. Avril, currently a Starwood consultant, will serve as our Chief Executive Officer after the spin-off. Mr. Williams and Ms. McGill are identified as NEOs because they are, after Mr. Rivera, the next most highly compensated of our executive officers serving on December 31, 2014, based on 2014 compensation.

Prior to the spin-off, our NEOs have been employees of Starwood or SVO. For 2014, Mr. Rivera was compensated by Starwood primarily for his service to Starwood, and Mr. Williams and Ms. McGill were compensated by Starwood for their service to SVO as a division of Starwood. All 2014 executive compensation decisions for our NEOs prior to the spin-off were made or overseen by the compensation committee of the Board of Directors of Starwood (the “Starwood Compensation Committee”), in the case of Mr. Rivera, or Starwood management, in the case of the other NEOs. Executive compensation decisions for the NEOs following the spin-off are expected to be made by our compensation committee. We currently anticipate that, except as otherwise described in this section, compensation programs for our NEOs who continue to serve us as full-time employees immediately following the distribution date will be substantially similar to the programs currently utilized by Starwood for them. We also currently anticipate that our compensation programs for Mr. Avril will be newly negotiated between Mr. Avril and us prior to the distribution date.

Primary Elements of 2014 NEO Compensation Program

The primary elements of Starwood’s 2014 compensation program for our NEOs were:

Element	Description	Purpose

Base Salary	• Fixed annual cash compensation based on competitive market levels when compared with peer companies and aligned with Starwood’s compensation philosophy	• Enabled Starwood to continue to attract and retain critical senior executives from within and outside the hospitality industry by providing a minimum level of fixed compensation

Annual Incentive Compensation	• Annual performance-based incentive awards earned under either Starwood’s Annual Incentive Plan for Certain Executives (the “Executive Plan”) or Starwood’s Annual Incentive Plan	• Directly linked the achievement of Starwood’s financial and individual performance objectives to executive pay

• Payouts earned based on performance versus a combination of adjusted EBITDA, adjusted EPS and individual goals

Element	Description	Purpose

Special Retention Compensation	• Service-based restricted stock grant to Mr. Rivera under Starwood’s 2013 Long-Term Incentive Compensation Plan (“Starwood LTIP”)

•     Mr. Rivera’s opportunity to earn this special retention compensation serves as an additional retention tool for his talent in service to Starwood as a key executive over overlapping three- and four-year vesting requirements

Long-Term Incentive Compensation

•     Equity compensation awards (consisting of performance shares and restricted stock in the case of Messrs. Rivera and Williams, and of only restricted stock in the case of Ms. McGill) made under the Starwood LTIP granted in February 2014

•     Performance share grants strongly tied equity compensation to returns experienced by Starwood’s stockholders, providing a direct link between the investment interests of Starwood’s stockholders and the compensation interests of our NEOs, and restricted stock grants served as a strong retention tool for our NEOs

Benefits

•     Retirement benefits in the form of participation in Starwood’s tax-qualified 401(k) plan, non-qualified deferred compensation plan, savings restoration plan (for Messrs. Rivera and Williams), and standard health and welfare benefits

• Retirement benefits provided tax efficient vehicles to accumulate retirement savings, subject to limits on compensation under the Code

2014 Base Salary

Starwood provided our NEOs with competitive base salaries to attract and retain the critical senior executives needed to help drive SVO’s success. The base salaries of each of our NEOs for 2014 were increased by about 2.0% from their 2013 annual rates. See additional detail regarding our NEOs’ 2014 base salaries in the “2014 Summary Compensation Table” below.

2014 Incentive Compensation

2014 incentive compensation for our NEOs consisted of 2014 cash incentive awards under either Starwood’s Executive Plan or Annual Incentive Plan and long-term incentive compensation in the form of equity awards under the Starwood LTIP.

The following table sets forth, for each NEO, his or her 2014 year-end base salary, target annual incentive award (as both a percentage of 2014 year-end base salary and a dollar amount) and actual award:

Name	2014 Year- End Base Salary ($)	Award Target Relative to 2014 Year-End Base Salary (%)	Award Target ($)	Actual Award ($)
Mr. Rivera	749,696	100%	749,696	737,810

Mr. Williams	404,960	70%	283,472	281,913

Ms. McGill	246,563	55%	135,610	145,238

2014 Annual Incentive Compensation for Mr. Rivera Under the Executive Plan. For 2014, Mr. Rivera had an opportunity to receive a cash incentive award under Starwood’s stockholder-approved Executive Plan. Under the Executive Plan, for 2014, the Starwood Compensation Committee established in advance a threshold level of adjusted EBITDA ($980 million) that Starwood had to achieve in order for any incentive to be paid under the Executive Plan (which we refer to as the EP Threshold). The Executive Plan also specified a maximum incentive amount, in dollars, that could be paid to Mr. Rivera for 2014 (200% of his target award, not to exceed $9 million). Once the EP Threshold was achieved (it was exceeded by $237 million), this maximum annual incentive amount for Mr. Rivera under the Executive Plan became available for Mr. Rivera and the Starwood Compensation Committee applied its discretion to reduce such amount to determine his actual incentive amount based on the achievement of financial and individual performance goals. These financial and individual performance goals are described below. Performance against the financial goals determined 75% of Mr. Rivera’s total target annual incentive payout, with the remaining 25% based on his achievement of individual performance goals.

Financial Goals. Starwood’s financial goals for Mr. Rivera under the Executive Plan consisted of adjusted EBITDA and adjusted EPS goals, with each metric accounting for half of the financial goals portion of the annual incentive award. For these purposes, Starwood EBITDA excluded the impact of asset sales, changes in foreign exchange rates versus budgeted amounts and operational items that did not support Starwood’s growth strategy. Evaluation of the metrics described above resulted in an initial payout eligibility under the Executive Plan of 100% of target for the Starwood financial portion of the annual incentive for Mr. Rivera for the 2014 fiscal year, as demonstrated by the following table (straight-line interpolation between achievement levels):

	Minimum (40%)	Mid-point (70%)	Target (100%)	Mid-point (150%)	Maximum (200%)	Actual
Adjusted Starwood EPS	$1.94	$2.37	$2.79	$3.50	$4.21	$2.82
Adjusted Starwood EBITDA (in millions)	$980	$1,103	$1,225	$1,429	$1,630	$1,217

Individual Goals. The individual performance goals for Mr. Rivera under the Executive Plan for 2014 consisted of “key objectives” and leadership, financial and competency objectives linking his individual contributions to execution of Starwood’s business strategy and major financial and operating goals. The actual incentive paid to Mr. Rivera for individual performance could have ranged from 0% to 175% of the pre-determined target amounts for this category of performance, as subjectively determined by the recommendation of Starwood’s Chief Executive Officer and approved by the Starwood Compensation Committee. Mr. Rivera’s key accomplishments for the 2014 performance year that were considered as part of the evaluation of his individual performance included the following:

•	Delivered strong financial results, including segment earnings of $697 million for Starwood’s Americas segment;

•	Successfully operated 587 hotels and approximately 50% of Starwood’s total segment earnings;

•	Opened 30 new hotels and signed approximately 70 new managed and franchise deals for Starwood; and

•	Successfully controlled selling, general and administrative costs for Starwood’s Americas segment.

In light of Mr. Rivera’s accomplishments and impact on Starwood, the Starwood Compensation Committee awarded him a payout at 94% of target for the strategic/operational/leadership portion of his annual incentive, for a total annual incentive of $737,810 for 2014 representing 98% of his overall annual incentive target.

2014 Annual Incentive Compensation for Our NEOs Other Than Mr. Rivera. While Mr. Rivera received his annual cash incentive under the Executive Plan as described above, our other NEOs received their annual cash incentive award opportunities for 2014 under Starwood’s Annual Incentive Plan. Unlike the Executive Plan, the annual incentive award opportunities under the Annual Incentive Plan for our other NEOs were not subject to achievement of the EP Threshold. In addition, Starwood’s financial goals for our other NEOs consisted of 50% adjusted SVO EBITDA, 25% adjusted Starwood EBITDA and 25% adjusted Starwood EPS goals for the financial goals portion of the annual cash incentive award opportunities. As an update from 2014, the financial component of Mr. Williams and Ms. McGill’s 2015 annual cash incentive award opportunities have been based solely on adjusted EBITDA performance (specifically, 50% adjusted SVO EBITDA, 25% Starwood EBITDA and 25% adjusted EBITDA for Starwood’s Americas segment).

To determine the actual incentives to be paid for 2014 to our NEOs other than Mr. Rivera under the Annual Incentive Plan, Starwood management established the same specific 2014 Starwood financial goals described above for the Executive Plan, plus an adjusted SVO EBITDA goal, and individual performance goals. Performance against the financial goals determined 50% of the participating NEO’s total target annual incentive payout, with the remaining 50% based on his or her individual goals achievement. The total annual incentive payout for both the financial and individual portions was capped at 200% of target.

Financial Goals. Using the metrics described above resulted in initial payout eligibility under the Annual Incentive Plan for our participating NEOs of 102% of target for the Starwood financial portion of their annual incentives for the 2014 fiscal year.

Individual Goals. The individual performance goals for our NEOs (other than Mr. Rivera) under the Annual Incentive Plan for 2014 consisted of “key objectives” and leadership, financial and competency objectives linking their individual contributions to execution of Starwood’s business strategy and major financial and operating goals. The actual incentives paid to these participating NEOs for individual performance could have ranged from 0% to 175% of the pre-determined target amounts for this category of performance, as subjectively determined by Starwood management. The key accomplishments for the 2014 performance year for our NEOs other than Mr. Rivera that were considered as part of this evaluation process included the following:

For Mr. Williams:

•	Achieved strong financial results, including exceeding EBITDA targets for Starwood’s vacation ownership and residential segment;

•	Successfully managed the operations of 19 vacation ownership resorts, exceeding Starwood’s gross room revenue targets and average daily rate, or ADR, targets for the vacation ownership business for the year;

•	Completed a strategic product development assessment for the vacation ownership business and finalized plans for the launch of new product in priority markets; and

•	Strengthened retail channels for the business by developing and executing key customer-focused initiatives.

For Ms. McGill:

•	Successfully managed the vacation ownership business’ financial operations, achieving prescribed financial objectives for the year while promoting a culture of accountability and thought leadership;

•	Exceeded cash flow budgets and EBITDA targets for Starwood’s vacation ownership and residential segment;

•	Strengthened internal controls with operational integration of enhanced compliance procedures, monitoring and auditing processes and training; and

•	Delivered leadership and analytical support for key strategic, operational and development initiatives for the vacation ownership business.

In light of these accomplishments and their impact on Starwood, Starwood management awarded Mr. Williams and Ms. McGill final payouts of 95% and 110%, respectively, of target for the individual performance portion of their annual incentives for 2014, for total annual incentives of $281,913 and $145,238, respectively, for 2014 representing 99% and 107%, respectively, of their overall annual incentive targets.

Annual awards made to our NEOs with respect to 2014 performance are reflected in the “2014 Summary Compensation Table” below.

2014 Long-Term Incentive Compensation. Like the annual incentives described above, long-term incentives were a key part of Starwood’s compensation program for our NEOs. Long-term incentive compensation for our NEOs for 2014 consisted entirely of equity compensation awards granted in February 2014 under the Starwood LTIP following the announcement of Starwood’s 2013 earnings.

The Starwood Compensation Committee granted (or authorized the granting of) awards under the Starwood LTIP for 2014 to our NEOs consisting of, for Messrs. Rivera and Williams, a combination of performance shares and restricted stock awards or, for Ms. McGill, a restricted stock award. In 2014, for all of our NEOs, the Starwood Compensation Committee used a grant approach in which the long-term award was articulated as a target dollar value. For 2014, these values were as follows: Mr. Rivera, $1,500,000; Mr. Williams, $500,000; and Ms. McGill, $155,000. For 2014, the Starwood Compensation Committee determined that a split of 40% of performance shares and 60% of restricted stock awards was the appropriate balance for Mr. Rivera, and a split of 20% of performance shares and 80% of restricted stock was appropriate for Mr. Williams (with Ms. McGill receiving 100% of her award in the form of restricted stock). For information about the number of performance shares and/or restricted stock awards granted to each of the NEOs, see the “Outstanding Equity Awards at 2014 Fiscal Year-End” Table below.

Normal Course Performance-Based Equity Awards. The Starwood Compensation Committee continued its practice of using performance shares as a relative performance-based equity vehicle for certain recipients (including Messrs. Rivera and Williams) in 2014. These performance share awards were designed to enhance Starwood’s “pay for performance” philosophy and help ensure that key executives’ interests are closely aligned with long-term Starwood stockholder objectives and expectations. Performance shares are earned based on

Starwood’s performance relative to the peers listed below in terms of total stockholder return (or “TSR”) results over a three-year performance cycle (2014 through 2016), as demonstrated in the following table (with payout capped at 150% of target in the event that Starwood’s cumulative TSR is negative at the end of the performance cycle, and straight-line interpolation between achievement levels):

Percentile Ranking based on Three-Year Relative Starwood TSR vs. Peer Group	Percent of Shares Earned (% of target)
80th or above	200%
65th	150%
50th (median)	100%
35th	50%
25th or below	0%

            Peer Group Entity

• Accor SA	• Kimco Realty Corporation
• Belmond LTD (formerly known as Orient Express)	• Las Vegas Sands Corp.
• Carnival Corporation	• Marriott International, Inc.
• Choice Hotels International, Inc.	• MGM Resorts International
• Darden Restaurants, Inc.	• Royal Caribbean Cruises Ltd.
• General Growth Properties, Inc.	• Ryman Hospitality Properties, Inc.
• Hilton Worldwide Holdings Inc.	• Simon Property Group, Inc.
• Hospitality Properties Trust	• Vail Resorts, Inc.
• Host Hotels and Resorts, Inc.	• Wyndham Worldwide Corporation
• Hyatt Hotels Corporation	• Wynn Resorts, Limited
• InterContinental Hotels Group PLC

Starwood dividend equivalents will accrue during the performance cycle and will be credited in the same proportion on the performance shares as on Starwood common stock but will be paid in cash only after the performance cycle ends and only to the extent that performance shares are actually earned.

Time-Based Equity Awards. Starwood believes that restricted stock awards provide some measure of mitigation of business cyclicality while maintaining a direct tie to share price, and provide a strong retention incentive for its executive talent. For various reasons, including recognizing that a significant percentage of certain recipients’ annual equity grant is performance-based, and thus at risk on a “cliff” basis, Starwood designed its 2014 restricted stock awards (including those for all of our NEOs) to vest evenly over three years. The number of performance shares and/or shares of restricted stock actually awarded for the February 2014 grant was calculated by dividing the appropriate percentage of the award value by the closing price of a Starwood share as of the day prior to the grant date.

2014 Special Retention Equity Award for Mr. Rivera. In September 2014, the Starwood Compensation Committee provided a time-based retention grant of approximately $2 million (equal to 24,079 restricted shares) under the Starwood LTIP to Mr. Rivera in recognition of his transition to a key leadership role as President, The Americas, with Starwood, effective July 1, 2014, and to motivate the retention of Mr. Rivera in his position over overlapping three-year and four-year periods. Previously Mr. Rivera served as Co-President, The Americas. The retention grant will generally vest in two installments, with 50% of the award generally vesting on the third anniversary of the grant date and the remaining 50% of the award generally vesting on the fourth anniversary of the grant date, if Mr. Rivera remains employed by Starwood through such dates. This award is subject to accelerated vesting (either on a full or pro-rata basis) for a termination of Mr. Rivera’s employment without cause, Mr. Rivera’s death or disability at least six months after the date of grant, or on a double-trigger basis in connection with a change in control of Starwood.

2015 Equity Awards. Due to the anticipated spin-off, 2015 long-term incentive compensation awards for Mr. Williams and Ms. McGill were made solely in the form of restricted stock.

Other Cash Payments or Awards

2014 Service-Based Cash Payment for Mr. Williams. In addition to Mr. Williams’ participation in Starwood’s Annual Incentive Plan for 2014, under the terms of Mr. Williams’ employment arrangement letter further described below, he earned a cash payment of $150,000 on July 1, 2014 due to his continued service to SVO through that date (a similar amount was earned by Mr. Williams in 2013).

Benefits

Retirement Benefits. Starwood maintains a tax-qualified retirement savings plan pursuant to Code Section 401(k) (which plan we refer to as the Starwood Savings Plan) for a broadly-defined group of eligible employees that includes our NEOs. Starwood matched 100% of the first 1% of eligible compensation and 50% of the next 6% of eligible compensation that an eligible employee contributed. Our NEOs were permitted to make additional deferrals of base pay and regular annual incentive awards under Starwood’s nonqualified deferred compensation plan under which deferrals were not matched. Additionally, during 2013, Starwood adopted a Savings Restoration Plan that provided certain eligible employees, including Messrs. Rivera and Williams, with a company contribution of 4% of their annual plan-qualified earnings that were in excess of the Starwood Savings Plan limitations prescribed by the Code.

Employment and Severance Arrangements with Our NEOs

Employment Arrangement Letters with Messrs. Rivera and Williams. During 2014, Starwood (or SVO) was a party to employment arrangement letters with Messrs. Rivera and Williams. These letters generally reflect these executives’ most recent offers of continued employment and do not have a fixed term or expiration date, as both Messrs. Rivera and Williams were employees “at will.” These letters established certain basic terms of the NEOs’ then-current compensation arrangements with Starwood (or SVO), including minimum base salaries, participation in Starwood’s annual incentive program and long-term equity program (at minimum participation levels for the annual incentive program), other special cash and/or equity arrangements and relocation benefits, and entitlement to the retirement benefits described above, plus Starwood’s customary retirement and health and welfare benefits. However, some of the material provisions of these letters have become obsolete or been superseded by changes in Starwood’s compensation arrangements with these two officers, as described above. The offer letters also provide that if employment is terminated by Starwood (or SVO, as applicable) for any reason without cause, the NEO would receive severance benefits equal to 12 months of base salary (subject to a release of claims and restrictive covenant compliance) and Starwood would continue to provide medical benefits coverage for 12 months after the date of termination.

Restrictive Covenant Agreements with Certain of Our NEOs. Messrs. Rivera and Williams have also executed Starwood’s customary non-competition, non-solicitation and confidentiality agreement, which generally provides for customary unlimited confidentiality and one year of post-employment non-competition and non-solicitation protections for Starwood.

Severance Agreement with Mr. Rivera. Starwood was a party to a severance agreement with Mr. Rivera during 2014. This agreement provides that if, following a Change in Control (as defined in the agreement) or prior to a Change in Control in certain circumstances as described in the severance agreement, Mr. Rivera’s employment with Starwood is terminated without Cause (as defined in the agreement) or with Good Reason (as defined in the agreement), he would receive, in addition to any accrued salary or normal post-termination compensation and benefits in accordance with Starwood’s retirement, insurance and other compensation or benefit plans, programs and arrangements as in effect immediately prior to the date of termination (or, if more favorable to him, as in effect immediately prior to the occurrence of the first event or circumstance constituting Good Reason), the following:

•	two times the sum of his base salary plus the average of the annual incentives earned by him in the three fiscal years ending immediately prior to the fiscal year in which the termination occurs or, if higher, immediately prior to the fiscal year in which occurs the first event or circumstance constituting Good Reason;

•	continued life, disability and accident insurance benefits for two years, reduced to the extent benefits of the same type are received by or made available to him from another employer;

•	continued medical benefits for two years on terms as described in the agreement;

•	a lump sum amount, in cash, equal to the sum of (1) any unpaid incentive compensation which had been allocated or awarded to him for any measuring period preceding termination under any annual or long-term incentive plan and which, as of the date of termination, is contingent only upon his continued employment until a subsequent date, and (2) the aggregate value of all contingent incentive compensation awards allocated or awarded to him for all then uncompleted periods under any such plan that he would have earned on the last day of the performance award period, assuming the achievement, at the target level, of the individual and corporate performance goals established with respect to such award, prorated based upon the number of days employed during such year;

•	outplacement services suitable to his position for a period of two years or, if earlier, until the first acceptance by him of an offer of employment, the cost of which will not exceed 20% of his base salary;

•	a lump sum payment of his deferred compensation paid in accordance with Section 409A of the Code distribution rules; and

•	payment by Starwood of an amount equal to any unvested amounts in his 401(k) account that are forfeited by reason of his termination of employment.

The severance agreement also provides that Mr. Rivera’s equity awards would immediately vest upon a Change in Control, but this provision has generally been superseded by Mr. Rivera’s award agreements, which (except with respect to his outstanding stock options described below) provide for double-trigger vesting.

No tax gross-up is provided if such payments become subject to the excise tax under Section 4999 of the Code. If such payments are subject to the excise tax, the benefits under the applicable agreement will be reduced until the point where it would be more advantageous for Mr. Rivera to pay the excise tax rather than reducing the benefits.

Additional Severance Benefits. Under Starwood’s general severance guidelines in effect for 2014, Mr. Williams and Ms. McGill were also entitled to receive outplacement assistance for a termination without cause (for up to six months in the case of Mr. Williams and for up to three months in the case of Ms. McGill). In addition, Ms. McGill is entitled to receive 12 months of base salary and 12 months of COBRA coverage.

2014 Summary Compensation Table

The table below sets forth a summary of the compensation earned by our NEOs for 2014 and 2013, as applicable:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Sergio D. Rivera President, The Americas(6)	2014 2013	747,246 732,830	— —	3,659,416 1,676,062	— —	737,810 742,346	56,083 116,495	5,200,555 3,267,733
Stephen G. Williams Chief Operating Officer	2014 2013	403,637 395,850	150,000 370,000	526,589 500,009	—	281,913 286,251	10,400 38,573	1,372,539 1,590,683
Heather McGill Chief Financial Officer	2014 2013	245,757 241,016	— —	165,008 165,007	— —	145,238 136,939	10,400 10,200	566,403 553,162

(1)	Represents salary actually earned during the fiscal year listed.
(2)	Represents for Mr. Williams: for 2014, a cash payment of $150,000 for service to SVO through July 1, 2014; and, for 2013, a cash payment of $150,000 for service to SVO through July 1, 2013, $120,000 earned for service to SVO through December 31, 2013, and $100,000 earned for service to SVO through December 31, 2013 based on operational performance in 2013. See the section entitled “—Other Cash Payments or Awards” above for further information regarding the amount reported for 2014.
(3)	Represents for 2014 the aggregate grant date fair value for restricted stock and performance share awards granted during the year computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718. For additional information, refer to Note 16 of our annual combined financial statements filed with the SEC as part of our Registration Statement on Form 10, of which this information statement is a part. These amounts reflect the grant date fair value for these awards and do not correspond to the actual value that will be realized by our NEOs. Amounts reported for the performance share awards are based on the probable outcome of the applicable market condition (relative total stockholder return). There is no grant date fair value below, or in excess, of the reported amounts for the performance shares.
(4)	Represents for 2014 cash incentive awards paid in March 2015 with respect to performance in 2014, as discussed under the section entitled “2014 Incentive Compensation” above.
(5)	The amounts reported in “All Other Compensation” for 2014 consists of, for each NEO, Starwood’s contributions to the Starwood Savings Plan of $10,400, and, for Mr. Rivera, Starwood’s contribution to the Restoration Plan of $45,683. Each NEO’s perquisites and personal benefits for 2014 are less than $10,000.
(6)	Mr. Rivera is an employee of Starwood.

For further information regarding the compensation disclosed in the 2014 Summary Compensation Table, see “Executive and Director Compensation” above.

Outstanding Equity Awards at 2014 Fiscal Year-End Table

The following table provides information on the current holdings of Starwood stock options and Starwood stock awards by our NEOs as of December 31, 2014. This table includes unexercised and unvested Starwood stock options, unvested Starwood restricted stock, unvested Starwood restricted stock units and unearned Starwood performance shares, as applicable. Each Starwood equity grant is shown separately for each NEO. The market value of the Starwood stock awards is based on the closing price of a Starwood share on December 31, 2014, the last business day of Starwood’s fiscal year, which was $81.07.

Name	Grant Date	Option Awards				Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Rivera	2/28/2011	—	3,059	61.28	2/28/2019	—		—	—	—
	2/28/2012	—	6,810	55.06	2/28/2020	—		—	—	—
	2/28/2012	—	—	—	—	16,346	(2)	1,325,170	—	—
	8/01/2012	—	—	—	—	5,550	(2)	449,939	—	—
	2/28/2013	—	—	—	—	—		—	9,985	809,484
	2/28/2013	—	—	—	—	9,985	(2)	809,484	—	—
	2/28/2014	—	—	—	—	—		—	7,327	594,000
	2/28/2014	—	—	—	—	10,990	(2)	890,959	—	—
	9/15/2014	—	—	—	—	24,079	(3)	1,952,085	—	—
Mr. Williams	2/28/2012	—	—	—	—	514	(2)	41,670	—	—
	7/02/2012	—	—	—	—	750	(2)	60,803	—	—
	2/28/2013	—	—	—	—	3,465	(2)	280,908	—	—
	2/28/2014	—	—	—	—	—		—	1,221	98,986
	2/28/2014	—	—	—	—	4,885	(2)	396,027	—	—
Ms. McGill	2/28/2012	—	—	—	—	3,178	(2)	257,640	—	—
	2/28/2013	—	—	—	—	2,746	(2)	222,618	—	—
	2/28/2014	—	—	—	—	2,015	(2)	163,356	—	—

(1)	These options generally vest in equal installments on the first, second, third and fourth anniversaries of their grant date.
(2)	For awards granted in 2012, the restricted stock or restricted stock units generally vest 100% on the third anniversary of their grant. For awards granted in 2013 and 2014, the restricted stock or restricted stock units generally vest in equal installments on the first, second, and third anniversaries of their grant date. Mr. Williams’ 2012 and 2013 awards vest quarterly in equal installments due to his retirement-eligible status, as defined in the Starwood LTIP.
(3)	This restricted stock award will vest 50% on the third anniversary of the grant and the remaining 50% on the fourth anniversary of the grant.
(4)	These performance share awards generally vest in full, to the extent earned, on the third anniversary of the date of grant.

Treatment of NEO Equity Awards in Spin-Off

See “The Spin-Off—Treatment of Share-Based Awards” for a description of the treatment of equity incentive awards in connection with the spin-off.

Director Compensation

The members of our Board have not received, and will not receive, any compensation for their service on our Board prior to the completion of the spin-off. At the time of or shortly after the completion of the spin-off, however, we currently anticipate that the non-employee members of our Board will receive an initial stock-based award equal in value to approximately $100,000 as initial equity compensation for their service to us after the spin-off.

Following the spin-off, the non-employee members of our Board will receive compensation for their service on our Board and Board committees, which compensation will be determined by our Board with the assistance of our compensation committee. We currently expect that such compensation will initially consist of an annual retainer of $60,000 paid to each member of our Board in quarterly installments in cash (pro-rated for partial service during any year). We also currently expect the Chairs of the committees of our Board and the non-executive Chairman of our Board will receive the following additional annual cash retainers (pro-rated for partial service in such roles during any year):

•	Chair of the audit committee: $20,000;

•	Chair of the compensation committee: $15,000;

•	Chair of the nominating and corporate governance committee: $10,000; and

•	Non-Executive Chairman of our Board: $100,000.

In addition, we also expect each non-employee member of our Board will receive an annual stock-based award with a value equal to $100,000, subject to future adjustments as the compensation committee and our Board may approve. Our non-employee members of our Board will also be reimbursed for any expenses associated with attending Board or Board committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements between Starwood and Vistana Relating to the Separation

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Starwood before our common stock is distributed to Starwood stockholders. That agreement will set forth the principal actions to be taken in connection with our separation from Starwood immediately prior to the distribution. It will also specify the conditions to the spin-off, require the parties to cooperate to fulfill the terms of the spin-off, and provide a framework and set forth other agreements governing certain aspects of our relationship with Starwood following the spin-off.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify certain assets to be transferred and liabilities to be assumed in advance of our separation from Starwood so that each company retains the assets of, and the liabilities associated with, its respective businesses. The Separation and Distribution Agreement will require the parties to cooperate with each other to complete these transfers or assumptions of assets and liabilities. If any transfer of assets or assumption of liabilities is not consummated as of the distribution, then, until the transfer or assumption can be completed, each party will take such actions as are reasonably requested by the other party in order to place such party in the same position as if such asset or liability had been transferred or assumed.

Settlement of Certain Obligations. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations in existence as of the distribution date between us and Starwood. Effective on the distribution date, all agreements, arrangements, commitments and understandings between us and our subsidiaries, on the one hand, and Starwood and its other subsidiaries, on the other hand, will terminate, except certain agreements and arrangements that are intended to survive the distribution.

Representations and Warranties. Pursuant to the Separation and Distribution Agreement, we and Starwood will make customary representations and warranties such as with respect to our capacity to enter into and the validity and enforceability of the Separation and Distribution Agreement and the ancillary agreements being entered into in connection therewith. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets and liabilities will be transferred on an “as is,” “where is” basis.

The Distribution. The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution. On the distribution date, Starwood will cause its agent to distribute, on a pro rata basis, all of the issued and outstanding shares of our common stock to Starwood stockholders who hold Starwood shares as of the record date.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by the Starwood board of directors in its sole discretion. For further information on these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Starwood may, in its sole discretion, determine the record date, the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination. The Separation and Distribution Agreement will provide that it may be terminated by Starwood, in its sole discretion, at any time prior to the distribution date. Following the distribution, the Separation and Distribution Agreement can only be amended by a written agreement signed by us and Starwood.

Release of Claims. We and Starwood will agree to broad releases under which we will each release the other and its wholly owned subsidiaries and affiliates, successors and assigns and their respective stockholders, directors, officers, members, agents and employees (in their respective capacities as such) from any claims against any of them that arise out of or relate to events or actions occurring or failing to occur or any conditions existing at or prior to the distribution, except as expressly set forth in the Separation and Distribution Agreement or other agreements that survive the distribution.

Indemnification. In general, we on the one hand, and Starwood on the other hand, will agree to indemnify each other against certain liabilities in connection with the spin-off and our respective businesses. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Other Matters. Other matters governed by the Separation and Distribution are expected to include access to information, confidentiality, maintenance and retention of records, allocation of rights and obligations under insurance policies and dispute resolution.

License Agreement

We intend to enter into the License Agreement with Starwood pursuant to which Starwood will grant us the exclusive right to use the Westin and Sheraton marks (collectively, the “Westin/Sheraton Licensed Marks”) in connection with the operation of our vacation ownership business. We will be permitted to use the Westin/Sheraton Licensed Marks where we currently operate our vacation ownership business and in approved new locations around the world where we expand our business, subject to obtaining Starwood’s approval pursuant to the License Agreement. Starwood will grant us the right to operate the Licensed Business under the Westin/Sheraton Licensed Marks, which includes access to methods, designs, processes, arrangements, and certain nomenclature for developing and operating vacation ownership properties branded under the Licensed Marks (the “System”).

Starwood will also grant us the right to use The Luxury Collection and St. Regis marks (together with the Westin/Sheraton Licensed Marks, the “Licensed Marks”) in connection with the operation and sale and re-sale of existing The Luxury Collection and St. Regis fractional residence properties at The St. Regis Residence Club, New York, The St. Regis Residence Club, Aspen, and The Phoenician Residences, a Luxury Collection Residence Club, Scottsdale (the “Specified Fractional Projects”). Starwood will grant us the right to operate the Specified Fractional Projects under The Luxury Collection and St. Regis marks, which includes access to the System.

The License Agreement will have an 80-year initial term with two additional terms of 30 years each, provided we meet specified sales thresholds and are not then in breach of the agreement. After the term (as it may be extended) ends, we may continue to use the Licensed Marks on a non-exclusive basis for a “tail period” of 30 years in connection with products and projects that were using the Licensed Marks, or were approved for development, when the term ended, subject to certain limitations.

We will be permitted to use the Licensed Marks in connection with products, properties and programs that are part of our vacation ownership business as of the date of the spin-off, or, in the case of Westin/Sheraton Licensed Marks, that become part of our vacation ownership business in the future if they satisfy certain requirements, in each case as long as they continue to meet applicable standards and policies.

Subject to our compliance with the non-affiliation requirements set forth in the License Agreement, we will be permitted to use brands other than Licensed Marks in our business. We may also propose new vacation ownership projects to Starwood, including fractional projects, under one of Starwood’s brands other than the Westin/Sheraton Licensed Marks, subject to Starwood’s review and approval, in its sole discretion, and agreement on economics and other terms of a separate license agreement for any such project.

We may not use the “Starwood” name post spin-off as part of any of our (or our affiliates’) legal entity names, project names, exchange program names or licensed club names or other components of our vacation ownership business. We will not use or allow our affiliates to use a Licensed Mark as part of one or more of our legal entity names, project names, club names or exchange program names without prior consent of Starwood, except as permitted under the terms of the License Agreement. We will be permitted to display Starwood brands generally consistent with past practice as part of our operations, sales and marketing activities, in accordance with applicable standards and policies.

We will pay a royalty fee to Starwood equal to a fixed fee of $30 million per year, plus 2% of the applicable sales price paid to us or our affiliates for sales of vacation ownership interests that are identified with or use the Licensed Marks. The fixed fee will be increased every five years by an inflation rate index, compounded annually. The License Agreement will contain customary requirements obligating us to keep records of and report transactions subject to royalty fees, and will grant Starwood customary inspection, review and audit rights.

We generally will be required to comply with standards and policies applicable to each of the Licensed Marks in connection with the operation of our vacation ownership business under the Licensed Marks (the “Licensed Business”). Starwood will have inspection and approval rights to monitor our compliance with these standards. The standards and policies include construction and design standards; graphic standards for use of the Licensed Marks and the System; sales, service and operating standards; and quality assurance and customer satisfaction requirements. We will also be required to comply with Starwood’s customer data privacy and security standards and protocols.

We will not be permitted to use the Licensed Marks in a way that endorses, or suggests affiliation with, any other brand, product or service, with exceptions permitted under the License Agreement. We will not allow our owners to use their usage rights or points (or other benefits) at luxury, upper-upscale or upscale hotels other than those operated or franchised by Starwood, except through permitted general exchange programs or tour operator arrangements that are in compliance with Starwood’s standards and policies, or as otherwise permitted by the License Agreement. We will have the ability to engage in certain transient rental activities with respect to inventory of units operated under the Licensed Marks, subject to restrictions set forth in the License Agreement.

We will be required to obtain Starwood’s consent to develop or operate any additional vacation ownership properties, clubs or programs under the Licensed Marks or System. We will be required to obtain Starwood’s consent for material changes or expansions to properties operated under the Licensed Marks in certain instances. Starwood will have the right to reject a proposed project based on specific parameters to be set forth in the License Agreement. Disagreements regarding any rejected projects will be resolved in accordance with a dispute resolution mechanism prescribed under the terms of the License Agreement.

However, except as permitted under the License Agreement, we will not be permitted to operate vacation ownership properties branded under the Licensed Marks that are in operation as of the distribution date under another brand unless: (1) we deflag the resort because a property owners’ association we do not control fails to comply with the License Agreement or breaches, terminates or elects not to renew the resort operating agreement with us, or (2) we reasonably determine (and Starwood reasonably agrees) that the resort no longer adequately represents the then-current applicable brand positioning. We will not be permitted to use any of the Licensed Marks or other customer-facing sales assets or facilities using Starwood’s intellectual property (such as phone numbers, websites, domain names, etc.), the SPG Program or other branded elements of Starwood’s operations, the System, or any Starwood intellectual property to promote, market or sell any product or service that is not part of the Licensed Business.

For additional fees, Starwood will continue to provide us with certain mandatory and optional centralized services for the term of the License Agreement relating to the Licensed Business. Service areas include sales and marketing, distribution, revenue management, technology and operations.

If we breach our obligations under the License Agreement, Starwood would be entitled to pursue appropriate remedies. Depending on the nature of the breach these could include the rights to seek injunctive relief and/or monetary damages; cease providing marketing, transient reservations services and other services to us; terminate our development rights; terminate our rights to use the Licensed Marks and all intellectual property associated with the System at specific locations that are not in compliance with applicable standards and policies; or terminate the License Agreement.

Starwood has registered certain of the Licensed Marks for vacation ownership services in all jurisdictions in which we currently operate vacation ownership properties under the Licensed Marks. However, Starwood does not have affirmative trademark rights in the Licensed Marks in relation to every aspect of our business in every country around the world, and we therefore may not be able to use one or more of the Licensed Marks to expand various aspects of our business into one or more new countries.

Except as expressly permitted under the License Agreement, unless we obtain Starwood’s prior written consent, we will not be permitted to assign, delegate or sublicense any of our rights or obligations under the License Agreement; sell, transfer or dispose of all or substantially all of the assets relating to the Licensed Business; merge or consolidate with any other entity unless we are the surviving entity, or effect a Change in Control (as defined in the License Agreement). We and Starwood will indemnify each other against certain liabilities arising from our respective businesses.

Non-Competition Agreement

We intend to enter into a Non-Competition Agreement with Starwood that will bind us and our subsidiaries and certain affiliates.

Starwood and its subsidiaries will agree not to engage, directly or indirectly, in (i) the timeshare business under any brand or (ii) fractional business under the Westin/Sheraton Licensed Marks (or license their trademarks or trade names to others to do any of the foregoing) anywhere in the world, until the earlier of the termination of the License Agreement or the tenth anniversary of the distribution date, subject to specific exceptions. Starwood retains the right to engage in the fractional business under other Starwood brands, subject to the parameters set forth in the License Agreement. Starwood also retains the right to engage in the whole-ownership residential business under any of its brands.

We and our subsidiaries will agree not to engage, directly or indirectly, in the hotel business anywhere in the world, until the earlier of the termination of the License Agreement or the tenth anniversary of the distribution date, subject to specific exceptions. This restriction does not prohibit our operation of the Transferred Properties or the transient rental of vacation ownership units, subject to the parameters set forth in the License Agreement. We are also expressly permitted to operate hotels as a Starwood franchisee under a franchise agreement with Starwood, subject to the parameters set forth in the License Agreement.

The Non-Competition Agreement will terminate if the License Agreement is terminated for any reason.

SPG Affiliation Agreement

The SPG Program is Starwood’s award-winning proprietary frequent travel, customer loyalty, and multi-brand marketing program that encourages members to concentrate their stays within Starwood’s ten brands and to try new hotels, resorts and vacation ownership resorts in the Starwood family, allowing members to earn and redeem Starpoints for room stays, room upgrades, and airline flights with no blackout dates. In addition to issuing Starpoints for transient stays and meetings and events at our resorts, we offer Starpoints to our owners and potential owners as tour incentives, to incentivize the purchase of ownership interests, in exchange for vacation ownership usage rights, and for other uses.

We and our subsidiaries intend to enter into an SPG Affiliation Agreement with Starwood and PGI (collectively, the “SPG Entities”) under which we will continue to purchase Starpoints and offer owners, potential owners and guests certain benefits of the SPG Program at our vacation ownership resorts, including specified fractional projects, operated under the Licensed Marks, the Transferred Properties and other properties approved by Starwood.

Use of Starpoints. The SPG Affiliation Agreement will permit us to continue to use Starpoints for the purposes described above as long as we continue to market the receipt and use of Starpoints as an ancillary benefit of purchasing or using our products or for stays at our licensed properties. We may also request that the SPG Entities approve new types of uses for Starpoints.

Term. The SPG Affiliation Agreement will be coterminous with the License Agreement. If the term of the License Agreement expires, the term of the SPG Affiliation Agreement will continue for the “tail” period under the License Agreement.

Costs and Payments.

Cost and Payment for Newly Purchased Starpoints. We will continue to pay PGI for Starpoints when they are issued to our owners, potential owners and guests. Our cost for Starpoints issued to our owners and potential owners for sales incentives, referrals, exchanges and to resolve certain customer service issues will be based on the price charged to an owner of hotel branded under a Starwood-owned brand for discretionary Starpoints. To the extent the rate per Starpoint charged by PGI to an owner of a hotel branded under a Starwood-owned brand increases, our rate will be adjusted accordingly. Further, if our usage of Starpoints becomes a materially larger percentage of the total SPG Program than it is today or if there are material changes in the redemption behaviors of the owners and prospective owners of interests in our properties operated under the Licensed Marks, we will negotiate in good faith with PGI to increase the premium we pay for newly issued Starpoints to offset the effect of these changes.

The fees and the cost per Starpoint for transient stays and meetings and events at our properties operated under the Licensed Marks will be the same as the fees and cost per Starpoint charged by PGI to other owners of a hotel branded under a Starwood-owned brand.

Payment for Our Inventory Use Through Starpoint Redemption. PGI will pay us for use of inventory at our properties operated under the Licensed Marks through Starpoint redemptions consistent with the manner in which it pays owners of a hotel branded under a Starwood-owned brand.

Transient Stays and Meetings and Events. We will continue to offer Starpoints to SPG Members for eligible stays and meetings and events at our licensed properties.

Inventory Availability for Starpoint Redemption. SPG Members will be permitted to continue to redeem Starpoints for eligible products and services at our licensed properties.

Certain Limitations. We will only use Starpoints in connection with the Licensed Business and properties operated under the Licensed Marks and not in connection with any vacation ownership business sold or operated under any other name or brand, or for any hotels, other lodging facilities, or other products or services. We will not be permitted to utilize or affiliate with any third-party hotel, destination club, or other lodging or travel loyalty program other than the SPG Program in connection with vacation ownership products branded under the Licensed Marks, other than any loyalty program that a permitted third-party vacation ownership exchange company provides.

Program Changes; Discontinuation of Program. The SPG Entities can change the SPG Program at any time, subject only to any express obligations or limitations set forth in the SPG Affiliation Agreement. In addition, the SPG Entities may discontinue the program at any time in accordance with the SPG Program terms.

Tax Matters Agreement

Allocation of Taxes. In connection with the separation, we and Starwood will enter into a tax matters agreement (the “Tax Matters Agreement”) to govern the parties’ respective rights, responsibilities and obligations with respect to taxes and related liabilities and tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other tax matters.

References in this summary to the “Vistana group” mean, with respect to any tax year (or portion thereof), us and each of our subsidiaries; and references to the “Starwood group” mean, with respect to any tax year (or portion thereof), Starwood and its subsidiaries, other than any entity that is a member of the Vistana group, during such tax year (or portion thereof).

Certain of Starwood’s subsidiaries that will be contributed to our Company currently join with Starwood in the filing of a consolidated return for U.S. federal income tax purposes and also join with Starwood in the filing of certain consolidated, combined, and unitary returns for state, local, and foreign tax purposes. However, generally for tax periods beginning after the distribution, our Company and the members of the Vistana group will not join with Starwood in the filing of federal, state, local or foreign consolidated, combined or unitary tax returns.

Under the Tax Matters Agreement, except as described below, (1) Starwood is responsible for all taxes attributable to the members of the Starwood group and all income taxes attributable to the members of the Vistana group for pre-distribution periods, and (2) we are responsible for all taxes attributable to the members of the Vistana group for post-distribution periods. The Tax Matters Agreement will further provide for the allocation of responsibility for non-income taxes attributable to members of the Vistana group for pre-distribution and post-distribution periods.

Starwood will be responsible for preparing and filing (i) any tax returns which include one or more members of the Starwood group, including any such consolidated, combined, unitary or other tax return for a pre-distribution period that includes one or more members of the Vistana group and (ii) income tax returns that include only one or more members of the Vistana group for tax years that begin before the date of the distribution. We are generally responsible for preparing and filing any tax returns that include only one or more members of the Vistana group for tax years that begin on or after the date of the distribution. The Tax Matters Agreement will further provide for the preparation and filing of other tax returns. All tax returns will be required to be filed by the parties in a manner consistent with the Tax Opinion and the IRS Ruling obtained in connection with the distribution.

Each of Starwood and Vistana will generally have exclusive authority to respond to and control all tax proceedings, including tax audits, involving any taxes reported on tax returns for which it is responsible for preparing and filing, and will assist and cooperate with the other party during the course of those proceedings. The Tax Matters Agreement will further provide for the retention of records that may affect the tax liabilities of each of Starwood and Vistana, and cooperation between Starwood and Vistana with respect to tax matters.

We will be restricted by certain covenants related to the tax treatment of the distribution and related transactions. These restrictive covenants will require that no member of the Vistana group will take, or fail to take, any action if such action, or failure to act (i) would be inconsistent with or prohibit the spin-off and certain restructuring transactions related to the spin-off from qualifying as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code to Starwood, its subsidiaries and the Starwood stockholders (except with respect to the receipt of cash in lieu of fractional shares of Vistana stock); or (ii) would be inconsistent with, or cause to be untrue, any representation, statement, information or covenant made in connection with the IRS Ruling, the Tax Opinion, or the Tax Matters Agreement relating to the qualification of the spin-off as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code. Further, each party will be restricted from taking any position for tax purposes that is inconsistent with the Tax Opinion or the IRS Ruling obtained in connection with the distribution.

We will also make certain covenants that include restrictions on us intended to preserve the tax-free status of the distribution and related transactions. During the time period ending two years after the date of the distribution, these covenants, among other things, include specific restrictions on us and our subsidiaries, including our and our subsidiaries’ ability to:

•	issue, sell or redeem our stock or securities or those of certain of our subsidiaries (including securities convertible into our stock but excluding certain share issuances pursuant to compensatory arrangements and certain redemptions consistent with guidance issued by the IRS);

•	liquidate, merge or consolidate with another person;

•	sell or dispose of assets outside the ordinary course of business, or materially change the manner of operating our business, or take an action that would cause us (or our subsidiaries) to not be engaged in an active trade or business conducted immediately prior to the distribution; and

•	enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction or series of transactions which would cause us to undergo a 45% or greater change in our stock ownership by value or voting power.

We may take actions prohibited by these covenants only if the IRS has granted a favorable ruling or we obtain and provide to Starwood an opinion from U.S. tax counsel, in either case at our expense and acceptable to Starwood in its sole and absolute discretion, to the extent that such action would not jeopardize the tax-free status of the distribution and certain related transactions.

We will generally agree to indemnify Starwood and its affiliates against any taxes and tax-related liabilities allocated to us under the Tax Matters Agreement relating to the distribution and/or certain related transactions resulting from (i) our or any member of the Vistana group’s non-compliance with the above or other covenants in the Tax Matters Agreement, (ii) any breach by us or any member of the Vistana group of certain representations and covenants made in connection with the IRS Ruling, the Tax Opinion, or documents relating to the spin-off or (iii) certain acquisitions of our stock or securities or those of any member of the Vistana group. This indemnification applies even if Starwood has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above and/or we have obtained a legal opinion or private letter ruling from the IRS regarding the transaction.

Notwithstanding the Tax Matters Agreement, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods prior to the distribution in which we (or our subsidiaries) have been included in the Starwood group or another company’s consolidated group, we (or our subsidiaries) could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of such consolidated group. However, if any such liability were imposed, we would generally be entitled to be indemnified by Starwood for tax liabilities allocated to Starwood under the Tax Matters Agreement.

Employee Matters Agreement

We intend to enter into an employee benefits and other employee matters allocation agreement (the “Employee Matters Agreement”) with Starwood, which will generally provide that each of Starwood and Vistana has responsibility for its own employees, subject to certain exceptions described in the agreement. In addition, we anticipate that the Employee Matters Agreement will provide for the following actions with respect to the benefits and compensation arrangements covering our employees:

Retirement Savings Plan. Starwood will retain the Starwood Savings Plan as of the distribution date; such plan currently offers a company stock fund as an investment option, but will not offer our company stock as an investment option. We will establish, effective as of the distribution date, a “mirror” defined contribution retirement plan (the “Vistana Savings Plan”), the terms of which will be substantially similar to the terms of the Starwood Savings Plan with a key difference that the Vistana Savings Plan will offer neither Starwood nor our company stock as an investment option, and any contrary investment elections will be mapped to an age-appropriate target date fund. The account balances for our employees under the Starwood Savings Plan will remain in such plan until January 1, 2016, at which point they will be transferred to the Vistana Savings Plan, and any transferred investments in the Starwood company stock fund will be mapped to the age-appropriate target date fund.

Executive Deferred Compensation Plan. Starwood will retain the Starwood Hotels & Resorts Worldwide, Inc. Amended and Restated Deferred Compensation Plan (the “Starwood Deferred Compensation Plan”). The liabilities and obligations under the Starwood Deferred Compensation Plan with respect to our employees will be transferred to us as of the distribution date. Effective as of the distribution date, we will establish a nonqualified deferred compensation plan (the “Vistana Deferred Compensation Plan”), the terms of which will be substantially similar to the terms of the Starwood Deferred Compensation Plan.

Stock Plans. Starwood will continue the Starwood LTIP, the Starwood Hotels & Resorts Worldwide, Inc. 2004 Long-Term Incentive Compensation Plan, the Starwood Hotels & Resorts Worldwide, Inc. 2002 Long-Term Incentive Compensation Plan, and the Starwood Hotels & Resorts Worldwide, Inc. 1999 Long-Term Incentive Compensation Plan (collectively, the “Starwood Equity Plans”). The Employee Matters Agreement will provide that outstanding equity awards under the Starwood Equity Plans will be adjusted as further described above under “Treatment of Share-Based Awards.” The Employee Matters Agreement also requires that we adopt an omnibus equity incentive plan.

Transition Services Agreement

We intend to enter into a transition services agreement (the “Transition Services Agreement”) with Starwood, under which Starwood or certain of its subsidiaries will provide us with, and we will provide to Starwood, certain services for a limited time to help ensure an orderly transition following the distribution.

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our Charter and Bylaws will require us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). See “Description of Capital Stock—Liability and Indemnification of Directors and Officers.”

Related Party Transactions Policy

We expect that our Board will adopt a written policy and procedures for the review, approval and ratification of the transactions we are party to that involve an aggregate amount that will or may be expected to exceed $120,000 in any year where any director, director nominee, executive officer, greater-than-5% beneficial owner or their respective immediate family members have or will have a direct or indirect material interest (other than solely as a result of being a director or a less-than-10% beneficial owner of another entity). We will post a copy of the policy on our website (www.        .com).

We anticipate that the policy will provide that the nominating and corporate governance committee will review certain transactions subject to the policy and determine whether or not to approve or ratify those transactions. In doing so, we expect the committee will take into account, among other things, whether the terms of the transaction are no less favorable to us than terms generally available to an unaffiliated third-party under similar circumstances and the materiality of the related person’s interest in the transaction.

DESCRIPTION OF MATERIAL INDEBTEDNESS AND OTHER FINANCING ARRANGEMENTS

At the time of the spin-off, we intend to enter the Credit Facilities concurrently or prior to the completion of the spin-off in amounts to be determined. We intend to update this disclosure upon determination of the terms and amounts of the Credit Facilities. We anticipate prior to the spin-off that we will either draw down on the Revolving Corporate Credit Facility or issue a note payable to Starwood to reimburse Starwood for our allocable share of transaction costs.

Below, we describe the material terms of our vacation ownership securitization program. These summaries are qualified in their entirety by the specific terms and provisions of the applicable documentation evidencing this arrangement.

Vacation Ownership Loan Securitization Program

As described in “Business—Our Sources of Revenue,” we provide financing to purchasers of VOIs. We receive a significant portion of the funding for such financing from the sale of the vacation ownership loans and related assets into a securitization program.

We periodically securitize, without recourse, through special purpose entities, notes receivable delivered in connection with the sale of vacation ownership products. These securitizations provide funding for our activities and transfer the economic risks and substantially all the benefits of the loans to third parties. In these securitizations, various classes of debt securities that the special purpose entities issue are generally collateralized by a single pool of assets, which consist of vacation ownership notes receivable. We service the notes receivable. With respect to each securitization, we may retain a portion of the securities, subordinated tranches, interest-only strips, subordinated interests in accrued interest and fees on the securitized vacation ownership notes receivable or, in some cases, overcollateralization and cash reserve accounts. See Note 4 – Securitization Transactions of the notes to our annual combined financial statements for a further discussion of these activities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Principal Stockholders

The table below shows the anticipated beneficial ownership of Company shares immediately following the spin-off by principal stockholders who beneficially own more than 5% of Starwood’s outstanding shares. The information in this table is based upon the latest filings of either a Schedule 13D or Schedule 13G (or amendments thereto) as filed by the respective stockholder with the SEC as of the date stated in the below footnotes.

We calculate the stockholder’s percentage of ownership assuming the stockholder beneficially owned that number of shares of the Company on                 , 2015. Unless otherwise indicated, the stockholder had sole voting and dispositive power over the shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc.(1) 40 East 52nd Street New York, NY 10022
The Vanguard Group Inc.(2) 100 Vanguard Blvd. Malvern, PA 19355

(1)	Based on information contained in a Schedule 13G/A, dated January 12, 2015 (the “BlackRock 13G/A”) filed by BlackRock, Inc. (“BlackRock”) with the SEC, reporting beneficial ownership of Starwood as of December 31, 2014. With respect to its ownership of Starwood, BlackRock 13G/A reports that BlackRock has sole voting power over 8,253,337 shares, sole dispositive power of 9,776,002 shares of Starwood, shared voting power over 60,622 shares and shared dispositive power over 60,622 shares.

(2)	Based on information contained in a Schedule 13G/A, dated February 9, 2015 (the “Vanguard 13G/A”) filed by The Vanguard Group Inc. (“Vanguard”) with the SEC, reporting beneficial ownership of Starwood as of December 31, 2014. With respect to its ownership of Starwood, Vanguard 13G/A reports that Vanguard has sole voting power over 312,042 shares, sole dispositive power over 9,173,599 shares and shared dispositive power over 293,540 shares; Vanguard Fiduciary Trust Company, a wholly owned subsidiary of Vanguard, holds 241,143 shares; and Vanguard Investments Australia, Ltd., a wholly owned subsidiary of Vanguard, holds 123,296 shares.

Beneficial Ownership of Directors and Executive Officers

The table below shows the beneficial ownership of Company shares of (i) each director, (ii) Matthew E. Avril, who we expect to be our Chief Executive Officer and a director after the completion of the spin-off, and our NEOs and, (iii) all directors and executive officers as a group immediately following the completion of the spin-off. Beneficial ownership includes any shares that a director or executive officer may acquire pursuant to stock options and other derivative securities that are exercisable on that date or that will become exercisable within 60 days thereafter. Unless otherwise indicated, the stockholder had sole voting and dispositive power over the shares. None of the shares outlined below have been pledged, hypothecated or encumbered.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class

All directors and executive officers as a group (individuals)

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Vistana Signature Experiences, Inc., 9002 San Marco Court, Orlando, FL 32819.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Prior to the distribution date, our Board and Starwood, as our sole stockholder, will approve and adopt amended and restated versions of our Charter and Bylaws. Under our amended and restated Charter, authorized capital stock consists of      shares of our common stock, par value $0.01 per share, and      shares of our preferred stock, par value $      per share.

Common Stock

We estimate that approximately      shares of our common stock will be issued and outstanding immediately after the spin-off, based on the number of shares of Starwood common stock outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on                     , the record date.

Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the Board.

Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our Charter does not provide for cumulative voting in the election of directors.

Liquidation. If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in the assets of our Company available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights. All of our outstanding shares of common stock are fully paid and nonassessable, and we expect that the shares of common stock we will issue in connection with the spin-off also will be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Subject to the limitations prescribed by law, our amended and restated Charter will allow our Board to issue preferred stock in one or more series, and establish from time to time the number of shares to be included in such series and fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “—Anti-Takeover Effects of Provisions of Our Charter and Bylaws.”

Our preferred stock will, if issued, be fully paid and nonassessable. When and if we issue preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Anti-Takeover Effects of our Charter and Bylaws

Our Charter and Bylaws and Delaware statutory law will contain provisions that could make acquisition of our Company by means of a tender offer, a proxy contest or other means more difficult. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description set forth below is only a summary and is qualified in its entirety by reference to our Charter and Bylaws, which we will attach as exhibits to our Registration Statement on Form 10, of which this information statement is a part.

Classified Board of Directors. Our Charter will provide for a classified board of directors consisting of three classes of directors. Directors of each class will be chosen for three-year terms upon the expiration of their current terms, and each year our stockholders will elect one class of our directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the spin-off, the directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders following the spin-off, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders following the spin-off.

We believe that a classified board structure facilitates continuity and stability of leadership and policy by helping ensure that, at any given time, a majority of our directors will have prior experience as directors of our Company and will be familiar with our business and operations. In our view, this will permit more effective long-term planning and help create long-term value for our stockholders. The classified board structure, however, could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our Board until the second annual stockholders’ meeting following the date that party obtains control of a majority of our voting stock. The classified board structure may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, as the structure makes it more difficult for a stockholder to replace a majority of our directors.

Number of Directors; Filling Vacancies; Removal. Our Bylaws will provide that our business and affairs will be managed by our Board. Our Charter and Bylaws will provide that the Board will consist of such number of directors as is determined by a resolution adopted by the majority of directors then in office. In addition, our Charter will provide that any board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote, even though that may be less than a quorum of the Board. Our Charter and Bylaws will also provide that any director, or the entire Board, may be removed from office at any time, with cause, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class. These provisions will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Special Meetings. Our Charter and Bylaws will provide that, subject to the rights of any class or series of our preferred stock, special meetings of the stockholders may only be called by the Board or the Chairman of the Board with the concurrence of a majority of the entire Board. These provisions will make it more difficult for stockholders to take action opposed by our Board.

No Stockholder Action by Written Consent. Our Charter will require that all actions to be taken by stockholders must be taken at a duly called annual or special meeting, and stockholders are not permitted to act by written consent. These provisions will make it more difficult for stockholders to take action opposed by our Board.

Approval of Reorganization, Merger or Consolidation. Our Charter will require the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors, voting as a single class, for the approval of any proposal for our Company to merge or consolidate with any other entity where a vote is otherwise required by law, or sell, lease or exchange substantially all of its assets or business.

Amendments to Our Charter and Bylaws. Our Charter will provide that, notwithstanding any other provision of our Charter, the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors, voting as a single class, will be required to: (1) amend or repeal, or adopt any provision inconsistent with, the provisions in our Charter relating to the number, classification, term and election of directors; the removal of directors; stockholder action by written consent; stockholders’ ability to call special meetings; approval of a merger, consolidation or sale of substantially all of our assets; and (2) amend, adopt or repeal any provision of our Bylaws. These provisions will make it more difficult for stockholders to make changes to our Charter and Bylaws that are opposed by our Board.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Our Bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election to the Board or to bring other business before an annual stockholders’ meeting (the “Notice Procedures”).

Our Notice Procedures will provide that nominations for election to the Board or the proposal of business other than such nominations may be made (1) pursuant to our notice of meeting, (2) by or at the direction of our Board or (3) by any stockholder of record (a “Record Stockholder”) who has complied with the Notice Procedures at the time such stockholder delivers the notice required by the Notice Procedures. Under the Notice Procedures, a Record Stockholder’s director nomination will not be timely unless such Record Stockholder delivers written notice to our corporate secretary of such Record Stockholder’s nomination or intent to nominate at our principal executive offices during such timeframe as shall be provided for in the Notice Procedures. Such provisions will not apply if a stockholder has notified us of his or her intention to present a stockholder proposal at an annual or special stockholders’ meeting under and in compliance with Rule 14a-8 under the Exchange Act and we have included such proposal in our proxy materials.

Under the Notice Procedures, a stockholder’s notice proposing to nominate a person for election as a director or to bring other business before an annual stockholders’ meeting will be required to contain certain information, as set forth in our Bylaws. Only persons nominated in accordance with the Notice Procedures will be eligible to serve as directors and only such business that has been brought before the meeting in accordance with these Notice Procedures will be conducted at an annual stockholders’ meeting.

By requiring advance notice of nominations by stockholders, the Notice Procedures will afford our Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Notice Procedures will also provide an orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our Board, will provide our Board with an opportunity to inform stockholders of any business proposed for such meetings and make recommendations on action to be taken on such business, so that stockholders can better decide whether to attend the meeting or to grant a proxy for the disposition of any such business.

Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL provides that, subject to certain specified exceptions, a corporation will not engage in any “business combination” with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless (1) before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (3) on or after such time, both the board of directors of the corporation and at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder approves the business combination. Section 203 of the DGCL generally defines an “interested shareholder” to include (x) any person that owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10% or more of the corporation’s assets with or to an interested shareholder, (2) certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would increase the proportionate share of the stock of the corporation or its subsidiaries owned by the interested shareholder and (4) receipt by the interested shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or shareholder-adopted bylaws may exclude a corporation from the restrictions imposed under Section 203. Neither our Charter nor our Bylaws will exclude us from the restrictions imposed under Section 203 of the DGCL. We anticipate that Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board since the stockholder approval requirement would not be applicable if our Board approves, prior to the time the stockholder becomes an “interested shareholder,” either the business combination or the transaction which results in the stockholder becoming an “interested shareholder.”

Exclusive Forum

Our Charter will provide that unless the Board otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our Charter or Bylaws, or any action asserting a claim against us or any of our directors or officers governed by the “internal affairs doctrine” under Delaware state corporate law. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Transfer Agent and Registrar

Following the spin-off, we expect that the registrar and transfer agent for our common stock will be American Stock Transfer and Trust Company.

Listing

Following the spin-off, we expect that our common stock will be listed on the NYSE under the ticker symbol “VSE.”

Liability and Indemnification of Directors and Officers

Elimination of Liability of Directors. Our Charter will provide that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding this provision, pursuant to Section 102(b)(7) of the DGCL a director can be held liable (1) for any breach of the director’s duty of loyalty to the company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions), or (4) for any transaction from which the director derives an improper personal benefit.

While our Charter will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, our Charter will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our Charter described above will apply to an officer of our Company only if he or she is a director of our Company and is acting in his or her capacity as director, and do not apply to officers of our Company who are not directors.

Indemnification of Directors, Officers and Employees. Our Bylaws will require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or an officer of our Company or, while a director, officer or employee of our Company, is or was serving at our request as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service. We expect to be authorized under our Bylaws to carry directors’ and officers’ insurance protecting us, any director, officer, employee or agent of ours or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL. We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers, and we may also, to the extent authorized from time to time, indemnify any of our employees or agents to the fullest extent permitted under our Charter and Bylaws.

The limitation of liability and indemnification provisions in our Charter and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

By its terms, the indemnification provided for in our Bylaws will not be exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of our Charter or Bylaws or otherwise. Any amendment, alteration or repeal of our Bylaws’ indemnification provisions is, by the terms of our Bylaws, prospective only and will not adversely affect the rights of any indemnitee in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement, which constitutes a part of the Registration Statement on Form 10, does not contain all of the information set forth in the Registration Statement on Form 10 or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Registration Statement on Form 10 and the exhibits and schedules filed thereto. Statements contained in this information statement regarding the contents of any contract or any other document that is filed as an exhibit to the Registration Statement on Form 10 are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Registration Statement on Form 10. Following the distribution, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, Northeast, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. Information contained on any website referenced in this information statement does not and will not constitute a part of this information statement or the Registration Statement on Form 10 of which this information statement is a part.

Information that we file with the SEC after the date of this information statement may supersede the information in this information statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above. You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

Vistana Signature Experiences, Inc.

INDEX TO FINANCIAL STATEMENTS

Combined Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Starwood Hotels & Resorts Worldwide, Inc.

We have audited the accompanying combined balance sheets of Vistana Signature Experiences, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related combined statements of comprehensive income, statements of changes in parent equity and statements of cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Vistana Signature Experiences, Inc. at December 31, 2014 and 2013, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

June 16, 2015

Vistana Signature Experiences, Inc.

COMBINED BALANCE SHEETS

(in millions)

	December 31,
	2014	2013
ASSETS
Cash	$2	$3
Restricted cash (including $11 and $14 from variable interest entities, “VIEs,” respectively)	69	32
Accounts receivable, net of allowance for doubtful accounts of $2 each period (including $2 of interest receivable from VIEs each period)	49	38
Vacation ownership notes receivable, net of allowance of $96 and $104, respectively (including $274 and $369 from VIEs, respectively)	608	619
Inventory	213	189
Property and equipment, net	498	550
Goodwill	19	19
Deferred tax assets	59	76
Other assets (including $4 and $6 from VIEs, respectively)	45	48

Total assets	$1,562	$1,574

LIABILITIES AND PARENT EQUITY
Accounts payable	$19	$16
Accrued liabilities (including $1 of interest payable from VIEs each period)	83	80
Securitized debt from VIEs	249	355
Deferred revenues	32	21
Other liabilities	72	76

Total liabilities	455	548

Commitments and contingencies (Note 18)
Net Parent investment	1,151	1,060
Accumulated other comprehensive loss	(44)	(34)

Total Parent equity	1,107	1,026

Total liabilities and Parent equity	$1,562	$1,574

The accompanying notes to the combined financial statements are an integral part of the above statements.

Vistana Signature Experiences, Inc.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Year ended December 31,
	2014	2013	2012
Revenues
Sales of vacation ownership products, net	$321	$327	$325
Consumer financing	83	84	85
Resort and vacation network management	63	58	55
Resort operations and ancillary services	259	250	230
Cost reimbursements	174	167	162
Residential sales	21	266	684

Total revenues	921	1,152	1,541

Costs and expenses
Cost of sales of vacation ownership products	84	87	80
Sales and marketing	158	157	157
Consumer financing	24	30	34
Resort and vacation network management	28	26	28
Resort operations and ancillary services	234	227	211
Cost reimbursements	174	167	162
Residential	9	146	524
General and administrative	43	41	43
Depreciation and amortization	38	35	35
Restructuring charges, net	—	1	1
Other expenses, net	3	8	9

Total costs and expenses	795	925	1,284

Equity earnings from unconsolidated joint venture	1	2	1
(Loss) on asset dispositions and impairments, net	—	—	(2)

Income before income taxes	127	229	256
Income tax (expense)	(52)	(90)	(100)

Net income	75	139	156

Other comprehensive (loss) income, net of taxes
Foreign currency translation adjustments	(10)	(1)	6

Comprehensive income	$65	$138	$162

The accompanying notes to the combined financial statements are an integral part of the above statements.

Vistana Signature Experiences, Inc.

COMBINED STATEMENTS OF CHANGES IN PARENT EQUITY

(in millions)

	Net Parent Investment	Accumulated Other Comprehensive Income/ (Loss)(1)	Total Parent Equity
Amounts at December 31, 2011	$1,586	$(39)	$1,547
Net income	156	—	156
Other comprehensive income	—	6	6
Net transfers to Parent	(642)	—	(642)

Amounts at December 31, 2012	1,100	(33)	1,067
Net income	139	—	139
Other comprehensive loss	—	(1)	(1)
Net transfers to Parent	(179)	—	(179)

Amounts at December 31, 2013	1,060	(34)	1,026
Net income	75	—	75
Other comprehensive loss	—	(10)	(10)
Net transfers from Parent	16	—	16

Amounts at December 31, 2014	$1,151	$(44)	$1,107

(1)	Balance and activity in accumulated other comprehensive income/(loss) relates exclusively to foreign currency translation adjustments.

The accompanying notes to the combined financial statements are an integral part of the above statements.

Vistana Signature Experiences, Inc.

COMBINED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2014	2013	2012
Operating Activities
Net income	$75	$139	$156

Adjustments to net income
Depreciation and amortization	38	35	35
Deferred income taxes	17	41	20
Provision for loan losses and doubtful accounts	23	13	21
Distributions in excess of equity earnings	2	4	8
Other non-cash items	1	1	(2)

Net change in assets and liabilities
Restricted cash	(40)	14	29
Accounts receivable	(5)	—	6
Issuances of vacation ownership notes receivable	(240)	(251)	(253)
Collection of vacation ownership notes receivable	229	237	236
Inventory	22	152	451
Other assets	(1)	3	25
Accounts payable and accrued liabilities	6	(16)	(16)
Deferred revenues	11	9	(2)
Other liabilities	(4)	(6)	(126)

Cash provided by operating activities	134	375	588

Investing Activities
Capital expenditures for property and equipment (excluding inventory)	(49)	(44)	(35)
Proceeds from asset sales	1	1	—

Cash used in investing activities	(48)	(43)	(35)

Financing Activities
Securitized debt issued	—	—	166
Securitized debt repaid	(106)	(179)	(163)
Debt issuance costs	—	—	(2)
Decrease/(increase) in restricted cash	3	27	(19)
Net transfers from/(to) Parent	16	(179)	(534)

Cash used in financing activities	(87)	(331)	(552)

(Decrease)/increase in cash	(1)	1	1
Cash, beginning of period	3	2	1

Cash, end of period	$2	$3	$2

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest expense	$10	$16	$21
Non-cash property and equipment transfer of the St. Regis Bal Harbour Hotel to Parent	$—	$—	$(108)

The accompanying notes to the combined financial statements are an integral part of the above statements.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Formation and Organization

Our Spin-off from Starwood Hotels & Resorts Worldwide, Inc.

On February 10, 2015, Starwood Hotels & Resorts Worldwide, Inc. (together with its consolidating subsidiaries, “Starwood” or “Parent”) announced a plan to spin-off its vacation ownership business to stockholders as a separate, publicly traded company. Vistana Signature Experiences, Inc. (“Vistana”) was incorporated in Delaware on June 10, 2015 for the purpose of holding this business following the distribution. To effect the distribution, Starwood and Vistana will implement an internal reorganization that will result in Vistana owning Starwood’s vacation ownership business and five transferred properties. Vistana will include the following:

•	The legal entities containing the majority of Starwood’s legacy vacation ownership business;

•	The legal entity operating our internal timeshare points-based exchange, which provides our owners the flexibility to vacation at any resort within our vacation ownership network and the ability to convert their annual occupancy rights into Starwood Preferred Guest (“SPG”) Starpoints to redeem for stays within Starwood’s approximately 1,200 worldwide hotel and resort properties that participate in the SPG Program;

•	The legal entities containing The Westin St. John Resort and Villas located in the U.S. Virgin Islands. The resort’s operations have historically been included in Starwood’s vacation ownership business since January 1, 2013, and have been included in all historical periods of Vistana’s combined financial statements; and

•	The legal entities containing five properties that are being transferred by Starwood to Vistana. These properties include: The Westin Resort and Spa, Cancun; The Westin Resort and Spa, Puerto Vallarta; The Westin Resort and Spa, Los Cabos; Sheraton Kauai Resort; and Sheraton Steamboat Resort (the “Transferred Properties”). The vacation ownership portion of Sheraton Steamboat Resort is currently included within the vacation ownership business; Vistana is obtaining the hotel associated with the resort.

Certain entities, which historically have been included in Starwood’s vacation ownership and residential business, and whose operations are included in Vistana’s combined financial statements, will be retained by Starwood after the spin-off, as follows:

•	The entity that developed The St. Regis Bal Harbour Resort (“SRBH”), which currently represents Vistana’s residential segment. The development of this project was completed in 2011, with opening in January 2012. The hotel portion of the project was transferred in 2012 to the Americas segment of Starwood as a wholly owned hotel; and

•	Two legal entities comprising Vistana’s ownership interests in Aruba, which consist primarily of land held for development.

Vistana’s combined financial statements include all of the entities referenced above, including the entities noted as being retained by Starwood subsequent to the spin-off.

The spin-off transaction, which is expected to be tax-free to stockholders, will be effected through a pro rata distribution of Vistana’s stock to existing Starwood stockholders. Immediately following completion of the spin-off, Starwood stockholders will own 100% of the outstanding shares of common stock of Vistana. After the spin-off, Vistana will operate as an independent, publicly traded company.

The spin-off is conditioned on, among other things, final approval of the transaction by Starwood’s board of directors; execution of the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement; Starwood’s receipt of an opinion from tax counsel substantially to the effect that, among other things, the distribution of shares of Vistana common stock will not result in recognition for U.S. federal income tax purposes, of income, gain or loss by Starwood or Starwood stockholders except for possible gains or losses to Starwood arising out of the internal reorganization and other intercompany transactions and, in the case of Starwood stockholders, for cash received in lieu of fractional shares of Vistana common stock; completion of the internal reorganization (as described in “The Spin-Off – Manner of Effecting the Spin-Off – Internal Reorganization”); Vistana’s registration statement on Form 10 being declared effective by the Securities and Exchange Commission; and acceptance of Vistana’s common stock for listing on a national securities exchange approved by Starwood, subject to official notice of issuance.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Unless the context otherwise requires, references in these notes to combined financial statements related to “we,” “us” and “our” refer to Vistana.

Our Business

We are the exclusive worldwide developer, marketer, seller and manager of high-end vacation ownership properties for the upper-upscale Westin and Sheraton brands. Our resorts and our affiliation with the SPG Program provide our owners with world-class vacation experiences and access to approximately 1,200 Starwood hotels and resorts around the world. We generate most of our revenues from selling vacation ownership interests (“VOIs”), financing our customers’ VOI purchases, managing our resorts and vacation networks and providing on-site rental and ancillary hospitality services. Through 2014, we were also responsible for the development, marketing and sales of the SRBH project. Development of this project was completed in 2011 and the residences were completely sold out in 2014. At December 31, 2014, our network included 19 vacation ownership resorts and three fractional residence properties in the United States, Mexico and the Caribbean. In addition to our vacation ownership resorts and fractional residence properties, our business includes the Transferred Properties.

Our business consists of three segments, including (i) vacation ownership sales and financing, (ii) management and rental operations and (iii) residential. Refer to Note 20 – Segment Reporting for further discussion.

Principles of Combination and Basis of Presentation

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Starwood. The combined financial statements reflect our historical financial position, results of operations and cash flows, as historically operated, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain legal entities included within the legacy Starwood vacation ownership business will be retained by Starwood after the spin-off. SRBH, the only operations in our residential segment, became 100% sold out during 2014, and is included within our combined financial statements. Starwood will retain the legal entities associated with SRBH, as well as our ownership interests in Aruba. The operations comprising Vistana are in various legal entities, which have no direct ownership relationship. Accordingly, Parent equity is shown in lieu of stockholders’ equity in the combined financial statements. All material intra-company transactions and accounts within these combined financial statements have been eliminated. Our combined financial position, results of operations and cash flows may not be indicative of Vistana had it been a separate stand-alone entity during the periods presented, nor are the results stated herein indicative of what our combined financial position, results of operations and cash flows may be in the future. Refer to Note 19 – Related Party Transactions for further discussion.

All of our significant transactions with Starwood have been included in these combined financial statements. The net effect of the settlement of these intercompany transactions has been included in the combined cash flows as a financing activity within net transfers from/(to) Parent and are also reflected in our combined balance sheets within net Parent investment. Net Parent investment in the combined balance sheets represents Starwood’s historical investment in us, our accumulated net earnings after taxes, and the net effect of the transactions with and allocations from Starwood.

In connection with the spin-off, we will enter into agreements with Starwood and other third parties that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. Our combined financial statements do not reflect the impact of these new and/or revised agreements. Our combined financial statements include costs for services provided by Starwood including, for the purposes of these combined financial statements, but not limited to, information technology support, systems maintenance, financial services, human resources, and other shared services. Historically, these costs were charged to us on a basis determined by Starwood to reflect a reasonable allocation of the actual costs incurred to perform these services. In addition, Starwood allocated indirect general and administrative costs to us for certain functions provided by Starwood. Both Starwood and we consider the basis on

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

which the expenses have been allocated to be a reasonable reflection of the utilization of services provided, to or the benefit received by us, during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented, nor are these costs indicative of what we will incur in the future. Refer to Note 19 – Related Party Transactions for further details.

Starwood provides various insurance coverage for us. The combined statements of comprehensive income include expenses related to these insurable risks. Refer to Note 19 – Related Party Transactions for further details.

As more fully described in Note 2 – Summary of Significant Accounting Policies and Note 15 – Income Taxes, current and deferred income taxes and related tax expense have been determined based on our stand-alone results by applying a separate return methodology, as if the entities were separate taxpayers in the respective jurisdictions, and by applying Accounting Standard Codification (“ASC”) Topic 740, Income Taxes.

Starwood uses a centralized approach to cash management and financing of its operations. Accordingly, none of the Starwood cash, debt and related interest expense has been allocated to us in the combined financial statements. Cash transfers to and from Starwood’s cash management system are reflected as a component of net Parent investment. Refer to Note 19 – Related Party Transactions for further details.

Earnings per share data is not presented in the accompanying combined financial statements because we do not operate as a separate legal entity with our own capital structure.

Note 2. Summary of Significant Accounting Policies

Restricted Cash. Restricted cash primarily consists of deposits received on sales of vacation ownership product and residential properties that are generally held in escrow until the escrow conditions are satisfied. These generally require that a certificate of occupancy or equivalent is obtained, the rescission period has expired and the deed has been delivered for recording at a governmental property ownership records office or title is otherwise transferred. We also may have the opportunity to release escrow funds by issuing a surety bond. Movements in restricted cash related to vacation ownership products and residential sales is reflected in the operating activities section of our combined statements of cash flows. Additionally, restricted cash includes cash held by our variable interest entities (“VIEs”) from our securitization transactions (refer to Note 4 – Securitization Transactions). Movements in restricted cash held by our VIEs is reflected in the financing activities section of our combined statements of cash flows.

Vacation Ownership Notes Receivable, including Loan Loss Reserve. We record an estimate of expected uncollectibility on our vacation ownership notes receivable as a reduction of revenues at the time we recognize profit on a vacation ownership product. We hold large amounts of homogeneous vacation ownership notes receivable and assess uncollectibility based on pools of receivables and expected default rates. In estimating our loan loss reserves, we use a technique referred to as static pool analysis, which tracks uncollectible notes for each year’s mortgage originations over the life of the respective notes and projects an estimated default rate that is used in the determination of our loan loss reserve requirements. As of December 31, 2014 and 2013, the average estimated default rate for our pools of receivables was 9.2% and 9.3%, respectively.

We use the origination of the notes by brand (Westin, Sheraton and other) and the FICO scores of the buyers as the primary credit quality indicators for stratification of our mortgage originations in our static pool analysis used to calculate the loan loss reserve for our vacation ownership notes, as we believe there is a relationship between the default behavior of borrowers and the brand associated with the vacation ownership property they have acquired, supplemented by the FICO scores of the buyers. We have used FICO scores as a criteria in our underwriting process since 2001. In addition to quantitatively calculating the loan loss reserve based on our static pool analysis, we supplement the process by evaluating certain qualitative data, including the aging of the respective receivables and current default trends by brand and origination year. Prior to 2013, the credit quality indicator used to stratify our mortgage originations in our static pool analysis was the origination by brand. As the historical data supporting our static pool analysis has developed and can support further stratification, in 2013, we enhanced our static pool analysis by incorporating FICO scores as an additional credit quality indicator, which resulted in a favorable adjustment to our provision for loan losses in 2013.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

We consider a vacation ownership note receivable delinquent when it is more than 30 days outstanding. All delinquent loans are placed on nonaccrual status, and we do not resume interest accruals until payment is made. In the event that payments are made while a vacation ownership note receivable is considered delinquent, we apply payments we receive for vacation ownership notes receivable on non-accrual status first to interest, then to principal and any remainder to fees. We resume accruing interest when vacation ownership notes receivable become current.

We consider loans to be in default upon reaching more than 120 days outstanding, at which point, we generally commence the reacquisition process. Uncollectible vacation ownership notes receivable are written off when title to the unit is returned to us. We generally do not modify vacation ownership notes receivable that become delinquent or upon default.

The collection activity associated with our securitized vacation ownership notes receivable determines the amount of our monthly repayments against our securitized debt. Collection activity includes contractual payments due and prepayments. In addition, defaulted and upgraded loans are generally removed from the securitized pool and are substituted or funded for debt repayment purposes. The securitized debt is non-recourse without a specific repayment schedule. As the amount of each principal payment is contingent on the cash flows from underlying vacation ownership notes receivable in a given period, we have not disclosed future contractual debt repayments. Additionally, our vacation ownership notes receivable securitization agreements allow us to receive the net excess cash flows (spread between the collections on the notes and payments for third party obligations as defined in the securitization agreements) from the VIEs.

Property and Equipment. Property and equipment are recorded at cost. The cost of improvements that extend the life of property and equipment, such as structural improvements, are capitalized. Costs for normal repairs and maintenance are expensed as incurred. Depreciation is recorded on a straight-line basis over the estimated useful economic lives ranging from 3 to 40 years for buildings and improvements; 3 to 15 years for furniture, fixtures and equipment; 3 to 5 years for information technology software and equipment; and the lesser of the lease term or the economic useful life for leasehold improvements. Gains or losses on the sale or retirement of assets are included in net income when the assets are retired or sold provided there is reasonable assurance of the collectability of the sales price and any future activities to be performed by us relating to the assets sold are insignificant.

We evaluate the carrying value of our long-lived assets for impairment in accordance with ASC Topic 360, Property, Plant, and Equipment. When indicators of impairment exist for assets in use, we compare the expected undiscounted future cash flows of the assets to the net book value of the assets. If the expected undiscounted future cash flows are less than the net book value of the assets, we charge the excess of the net book value over the estimated fair value to current earnings. Fair value is based upon the discounted cash flows of the assets at rates deemed reasonable for the type of asset and prevailing market conditions, comparative sales for similar assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Goodwill. Goodwill arises in connection with acquisitions. The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, is recorded as goodwill. We do not amortize goodwill. In accordance with ASC Topic 350, Intangibles — Goodwill and Other, we review all goodwill for impairment annually (refer to Note 9 – Goodwill), or upon the occurrence of a trigger event. When testing goodwill for impairment, ASC Topic 350 permits us to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis to determine whether the two-step impairment test is necessary. We also have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. Impairment charges, if any, are recognized in operating results.

Equity in Investment in Unconsolidated Joint Venture. Our investment in unconsolidated joint venture is accounted for using the equity method, whereby the investment is increased for capital contributed and our share of the joint venture’s net income and decreased by distributions received and our share of any losses of the joint venture. We evaluate our investment for impairment when circumstances indicate the carrying value may not be recoverable.

Fair Value of Financial Instruments. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prioritizes the inputs to valuation methodologies used to measure fair value as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Income Taxes. We have calculated the income tax provision included in these combined financial statements based on a separate return methodology, as if the entities were separate taxpayers in the respective jurisdictions. During the periods presented, most of the legal entities included in these combined financial statements did not file separate tax returns, as they were included in the tax grouping of Starwood within the respective jurisdiction. As a result, our deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those recognized in historical periods.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance if it is more likely than not that a portion will not be realized. In assessing whether it is more likely than not that deferred tax assets will be realized, we consider all available evidence, both positive and negative, including our recent cumulative earnings experience and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carry back and carry forward periods available to us for tax reporting purposes, and prudent and feasible tax planning strategies.

We measure and recognize the amount of tax benefit that should be recorded for financial statements purposes for uncertain tax positions taken or expected to be taken in a tax return. With respect to uncertain tax positions, we evaluate the recognized tax benefits for derecognition, classification, interest and penalties, interim period accounting and disclosure requirements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

In general, the taxable income (loss) of our various legal entities has been included in Starwood’s consolidated tax returns, where applicable, in certain jurisdictions. As such, separate income tax returns were not prepared for many of our entities. Consequently, for entities historically included in Starwood’s consolidated tax returns, income taxes currently payable are deemed to have been remitted to Starwood, in cash, in the period the liability arose and income taxes currently receivable are deemed to have been received from Starwood in the period that a refund could have been recognized by us had we been a separate taxpayer.

Revenue Recognition.

Sales of vacation ownership products, net. Revenue from vacation ownership products is generally recognized after the period of cancellation with refund has expired, the buyer has demonstrated a sufficient level of initial and continuing investment and the receivables are deemed collectible. If construction of the vacation ownership product is not complete, we determine the portion of revenues to recognize based upon the percentage of completion method, which includes judgments and estimates, including total project costs to complete. Revenue deferred under the buyers’ commitment or percentage of completion calculations is included in deferred revenues on the combined balance sheets, and associated direct selling costs are deferred as prepaid expenses within other assets. Additionally, we record an estimate of uncollectible amounts at the time of a financed sale with a charge to provision for loan loss, which we classify as a reduction of sales of vacation ownership products, net. Revisions to estimates of uncollectible amounts impact the provision for loan loss and can therefore impact the amount of net sales of vacation ownership products recognized.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Consumer financing. We offer consumer financing as an option to qualifying customers purchasing vacation ownership products, which is typically collateralized by the underlying vacation ownership products. We recognize interest income on an accrual basis.

Resort and vacation network management. Revenue from resort and vacation network management consists primarily of management fees from homeowners’ associations (“HOAs”), exchange company membership fees and other fee-based services provided to members of our network. Fee revenues are recognized when services have been rendered.

We provide day-to-day-management services, including housekeeping services, operation of a reservation system, maintenance, and certain accounting and administrative services for HOAs. We receive compensation for such management services, which is generally based on either a percentage of the budgeted cost to operate such resorts or a fixed fee arrangement.

Resort operations and ancillary services. We record rental revenue when occupancy has occurred or, in the case of unused prepaid rentals, upon forfeiture. Ancillary services revenue consists of goods and services that are sold or provided by us at restaurants, golf courses and other retail and service outlets located at developed resorts. We recognize ancillary services revenue when goods have been provided and/or services have been rendered.

Cost reimbursements. Cost reimbursements reflect recoveries of costs incurred by us on behalf of the vacation ownership properties we manage for the respective HOAs of these properties. In accordance with the accounting guidance under ASC Topic 605, Revenue Recognition, we record these revenues on a gross basis. The costs being recovered primarily consist of general operating costs associated with management of the HOAs and other services we provide where we are the employer. We recognize cost reimbursements when we incur the related reimbursable costs. Cost reimbursements are equal to actual expenses with no added margin.

Residential sales. Revenue from sales of residential units is generally recognized using the completed contract method, whereby revenue is recognized only when a sales contract is completed or substantially completed. During the performance period, costs and deposits are recorded on the balance sheet.

Inventory and Cost of Sales. Our inventory consists of completed vacation ownership products, vacation ownership products under construction, and completed residential units associated with our SRBH project. We carry our inventory at the lower of cost or fair value, less costs to sell, which can result in impairment charges and/or recoveries of previous impairments.

We capitalize costs clearly associated with the acquisition, development and construction of a real estate project when it is probable that the project will move forward. We capitalize salary and related costs only to the extent they directly relate to the project. We capitalize interest expense, taxes and insurance costs when activities that are necessary to get the property ready for its intended use are underway. We cease capitalization of costs during prolonged gaps in development when substantially all activities are suspended or when projects are considered substantially complete.

We account for our vacation ownership inventory and cost of vacation ownership products in accordance with the authoritative guidance for accounting for real estate time-sharing transactions contained in ASC Topic 978, Real Estate—Time Sharing Activities, which defines a specific application of the relative sales value method for reducing vacation ownership inventory and recording cost of sales. Also, pursuant to the guidance for accounting for real estate time-sharing transactions, we do not reduce inventory for the cost of vacation ownership products related to anticipated credit losses (accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable). These standards provide for changes in estimates within the relative sales value calculations to be accounted for as real estate inventory true-ups, which we refer to as cost of sales true-ups, and are recorded in cost of sales of vacation ownership products to retrospectively adjust the margin previously recorded subject to those estimates. The cost of sales true-ups relating to vacation ownership products for the year ended December 31, 2014 resulted in a $3 million increase to the carrying value of inventory. During the years ended December 31, 2013 and 2012, the cost of sales true-ups resulted in a $6 million and $4 million decrease to the carrying value of inventory, respectively.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For our SRBH residential project, we allocated costs to the residences in the projects based on the relative estimated sales value of each residence in accordance with ASC Topic 970, Real Estate – General, which defines the accounting for costs of real estate projects. Under this method, we reduce the allocated cost of a unit from inventory and recognize that cost as a cost of residential sales when we recognize the related sale. Changes in estimates within the relative sales value calculations for our residential products are accounted for as prospective adjustments to residential costs.

Costs Incurred to Sell Vacation Ownership Products. We capitalize and defer direct costs attributable to the sale of vacation ownership products until the sales are recognized, in accordance with the guidelines of ASC Topic 978, Real Estate – Time Sharing Activities. All such capitalized costs are included in other assets in the accompanying combined balance sheets, and are subsequently reflected in sales and marketing expense when recognized. If a contract is cancelled, we charge the unrecoverable direct selling costs to expense. In accordance with ASC 978, indirect sales and marketing costs are expensed as incurred.

Defined Contribution Plan. Starwood administers and maintains various defined contribution plans, including the Starwood Savings and Retirement Plan, which is a “401(k)” plan. The plan allows participation by employees on U.S. payroll who are at least age 21. Each participant may contribute on a pretax basis between 1% and 50% of his or her eligible compensation to the plan subject to certain maximum limits. Eligible employees are automatically enrolled after 90 days (unless they opt out). A company-paid matching contribution is provided to participants who have completed at least one year of service. We recognized compensation expense (net of cost reimbursements from HOAs) for our participating employees totaling $5 million in each of 2014, 2013 and 2012, respectively.

Stock-Based Compensation Costs. Certain of our employees participate in the 2013 Starwood Long-Term Incentive Compensation Plan (“Starwood 2013 LTIP”), which superseded the 2004 Long-Term Incentive Compensation Plan (“Starwood 2004 LTIP,” and together, referred to as “Starwood Stock Plan”). The combined statements of comprehensive income include expenses related to our employees’ participation in these plans. We calculate the fair value of stock-based awards on the date of grant. Restricted stock awards are valued based on the share price, performance awards are valued based on a Monte Carlo simulation and, when granted in previous years, options were valued using a lattice valuation model. The Monte Carlo simulation estimates the fair value of our performance awards primarily based on the terms associated with the grant and public information that is readily available. The underlying principles in the Monte Carlo simulation are that publicly traded stocks are fairly priced and the future returns of a stock may be estimated primarily by the stock’s assumed volatility. The lattice valuation option pricing model required that we estimate key assumptions such as expected life, volatility, risk-free interest rates and dividend yield to determine the fair value of stock-based awards, based on both historical information and management decision regarding market factors and trends. We amortize the stock-based compensation expense over the period that the awards are expected to vest, net of estimated forfeitures. If the actual forfeitures differ from management estimates, additional adjustments to compensation expense are recorded.

Upon completion of the spin-off, we will continue to participate in the Starwood Stock Plan and record compensation expense based on the stock-based awards granted to Vistana employees. In accounting for these awards, we follow the provisions of ASC Topic 718, Compensation—Stock Compensation, which requires that a company measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Foreign Currency Translation. Balance sheet accounts are translated at the exchange rates in effect at each period end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The national currencies of foreign operations are generally the functional currencies. Translation adjustments from foreign currency exchange and the effect of exchange rate changes on intercompany transactions of a long term investment nature are generally included in other comprehensive income (loss). Exchange gains and losses arising from remeasurement of foreign currency-denominated assets and liabilities are included in other expenses, net in the combined statements of comprehensive income in the period in which they occur.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Use of Estimates. The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses, including allocations of expenses as described in Note 1 – Formation and Organization, during the reporting period. Management’s estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. Actual results could differ from those estimates.

Legal Contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. ASC Topic 450, Contingencies, requires that an estimated loss from a loss contingency be accrued with a corresponding charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Changes in these factors could materially impact our financial position or our results of operations.

Impact of Recently Issued Accounting Standards

Future Accounting Standards

In February 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2015-02, “Consolidation (Topic 810) Amendments to the Consolidation Analysis.” The amendments in this topic are intended to improve and simplify targeted areas of the consolidation guidance. This update is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. We plan to adopt this ASU on January 1, 2016. We do not believe the adoption of this update will have a material impact on our combined financial statements.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” This topic eliminates from U.S. GAAP the concept of extraordinary items. This update is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. We adopted this ASU on a prospective basis on January 1, 2015. We do not believe the adoption of this update will have a material impact on our combined financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” This topic provides guidance on management’s responsibility to evaluate whether there is substantial doubt about the ability to continue as a going concern and to provide related interim and annual footnote disclosures. The amendments in this ASU are effective for reporting periods ending after December 15, 2016, and we plan to adopt this ASU for the annual period ending on December 31, 2016. We do not believe the adoption of this update will have a material impact on our combined financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This topic provides five principles which should be followed to determine the appropriate amount and timing of revenue recognition for the transfer of goods and services to customers. The principles in this ASU should be applied to all contracts with customers regardless of industry. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with two transition methods of adoption allowed. Early adoption is not permitted. We are still evaluating the financial statement impacts of the guidance in this ASU and determining which transition method we will utilize.

In January 2014, the FASB issued ASU No. 2014-04, “Receivables — Troubled Debt Restructurings by Creditors (Subtopic 310-40) Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” This topic clarifies when an in-substance repossession or foreclosure occurs and requires certain additional interim and annual disclosures related to such activity. The amendments in this ASU are effective for reporting periods beginning after December 15, 2014, and we adopted this ASU on a prospective basis on January 1, 2015. We do not believe the adoption of this update will have a material impact on our combined financial statements.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Adopted Accounting Standards

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This topic amends the requirements for reporting discontinued operations. The disposal of a component must represent a strategic shift that will have a major effect on our operations and financial results in order to be reported as discontinued operations and requires certain additional interim and annual disclosures. The amendments in this ASU are effective for reporting periods beginning after December 15, 2014 with early adoption permitted, and we adopted this ASU on a prospective basis on July 1, 2014. The adoption of this update did not have a material impact on our combined financial statements.

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This topic provides guidance on whether an unrecognized tax benefit should be presented as a reduction to a deferred tax asset or as a separate liability. This update was effective for annual and interim periods beginning after December 15, 2013, and we adopted this ASU on January 1, 2014. The adoption of this update did not have a material impact on our combined financial statements.

Note 3. Restricted Cash

Restricted cash consisted of the following (in millions):

	December 31,
	2014	2013
Escrow deposits on vacation ownership products	$56	$16
Securitization VIEs	11	14
Other	2	2

Restricted cash	$69	$32

Restricted cash associated with escrow deposits on vacation ownership products represents amounts that are held in escrow until statutory requirements for release are satisfied, at which time the cash is no longer restricted. Securitization VIEs restricted cash represents cash held in accounts related to vacation ownership notes receivable securitizations, which is generally used to paydown securitized vacation ownership debt in the period subsequent to when the cash is received.

Note 4. Securitization Transactions

We have variable interests in the entities associated with our four outstanding securitization transactions. As these securitizations consist of similar, homogenous loans, they have been aggregated for disclosure purposes. We applied the variable interest model and determined we are the primary beneficiary of these VIEs and, accordingly, these VIEs are consolidated in our results. In making this determination, we evaluated the activities that significantly impact the economics of the VIEs, including the management of the securitized vacation ownership notes receivable and any related non-performing loans. We are the servicer of the securitized vacation ownership notes receivable. We also have the option, subject to certain limitations, to repurchase or replace vacation ownership notes receivable that are in default at their outstanding principal amounts. Such activity totaled $16 million and $21 million during 2014 and 2013, respectively. We have been able to resell the vacation ownership products underlying the vacation ownership notes repurchased or replaced under these provisions without incurring significant losses. We also hold the risk of potential loss (or gain), as we are the last to be paid out by proceeds of the VIEs under the terms of the agreements. As such, we hold both the power to direct the activities of the VIEs and obligation to absorb the losses (or benefits) from the VIEs.

The securitization agreements are without recourse to us, except for breaches of representations and warranties. We have the right to fund defaults at our option, subject to certain limitations, and we intend to do so until the debt is extinguished to maintain the credit rating of the underlying notes.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table shows assets which are collateral for the related obligations of the variable interest entities, included in our combined balance sheets (in millions):

	Vacation ownership notes receivable securitization(1)
	December 31,
	2014	2013
Assets
Restricted cash	$11	$14
Interest receivable	2	2
Vacation ownership notes receivable, net	274	369

Total	$287	$385

Liabilities
Interest payable	$1	$1
Securitized debt	249	355

Total	$250	$356

(1)	The creditors of these entities do not have general recourse to us.

We have capitalized debt costs associated with securitized debt and loan origination costs related to securitized vacation ownership notes receivable. Both capitalized debt costs and loan origination costs are reflected as other assets in our combined balance sheets. As of December 31, 2014 and 2013, capitalized debt costs associated with VIEs amounted to $3 million and $4 million, respectively. As of December 31, 2014 and 2013, loan origination costs associated with VIEs amounted to $1 million and $2 million, respectively.

Upon transfer of vacation ownership notes receivable, net to the VIEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the VIE creditors. The VIEs utilize trusts which have ownership of cash balances that also have restrictions, the amounts of which are reported in our restricted cash. Our interests in trust assets are subordinate to the interests of third-party investors and, as such, may not be realized by us if needed to absorb deficiencies in cash flows that are allocated to the investors in the trusts’ debt. We are contractually entitled to receive the excess cash flows (spread between the collections on the notes and third party obligations defined in the securitization agreements) from the VIEs. Such activity totaled $38 million, $51 million, and $49 million during 2014, 2013 and 2012, respectively, and was initially recognized as cash from operating activities.

During the year ended December 31, 2013, we terminated securitizations we originally completed in 2005 (the “2005 securitization”) and 2006 (the “2006 securitization”), including paydown of all principal and interest due. The termination of the 2005 securitization was pre-funded by a securitization we completed in 2012 (the “2012 securitization”) and resulted in the transfer of $19 million of notes receivable to the 2012 securitization. The termination of the 2006 securitization required a cash payment of $12 million and resulted in the release of $12 million of previously securitized vacation ownership notes receivable to unsecuritized notes receivable.

Note 5. Vacation Ownership Notes Receivable, net

Vacation ownership notes receivable (net of reserves) consisted of the following (in millions):

	December 31,
	2014	2013
Vacation ownership loans – securitized	$274	$369
Vacation ownership loans – unsecuritized	334	250

Vacation ownership notes receivable, net	$608	$619

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Interest income related to our vacation ownership notes receivable, which is included in consumer financing revenues in the combined statements of comprehensive income, was as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Vacation ownership loans – securitized	$45	$63	$69
Vacation ownership loans – unsecuritized	38	21	16

Interest income	$83	$84	$85

The following tables present future maturities of gross vacation ownership notes receivable along with $17 million of fractional residence notes receivable (in millions) and interest rates:

	Securitized	Unsecuritized	Total
2015	$51	$43	$94
2016	52	31	83
2017	49	34	83
2018	41	35	76
2019	35	38	73
Thereafter	74	221	295

Balance at December 31, 2014	$302	$402	$704

Weighted average interest rates	13.0%	13.0%	13.0%

Range of interest rates	6.0% to 17.0%	5.0% to 17.0%	5.0% to 17.0%

The activity and balances of our loan loss reserves were as follows (in millions):

	Securitized	Unsecuritized	Total
Balance at December 31, 2011	$80	$56	$136
Provisions	—	20	20
Write-offs	—	(35)	(35)
Securitization	18	(18)	—
Other transfers (1)	(25)	25	—

Balance at December 31, 2012	73	48	121
Provisions (recoveries) (2)	(9)	21	12
Write-offs	—	(29)	(29)
Terminations	(1)	1	—
Other transfers (1)	(19)	19	—

Balance at December 31, 2013	44	60	104
Provisions (recoveries)	(2)	24	22
Write-offs	—	(30)	(30)
Other transfers (1)	(14)	14	—

Balance at December 31, 2014	$28	$68	$96

(1)	Other transfers of loan loss reserves relate to movements between securitized and unsecuritized receivables for defaulted and upgraded mortgages that are either repurchased from the VIE or traded for a similar receivable.
(2)	During the year ended December 31, 2013 we enhanced our static pool analysis to include FICO as an additional credit quality indicator, resulting in a favorable adjustment to the total provision for loan losses of $7 million.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Balances of our vacation ownership notes receivable by brand and by FICO score were as follows (in millions):

	December 31, 2014
	700+	600-699	<600	No Score	Total
Westin	$189	$88	$6	$34	$317
Sheraton	159	136	16	60	371
Other	9	2	—	5	16

Vacation ownership notes receivable, gross	$357	$226	$22	$99	$704

	December 31, 2013
	700+	600-699	<600	No Score	Total
Westin	$201	$92	$7	$35	$335
Sheraton	158	131	20	57	366
Other	11	3	—	8	22

Vacation ownership notes receivable, gross	$370	$226	$27	$100	$723

Given the significance of the total originations of vacation ownership notes receivable in our static pool models, a change in the overall projected default rate in our static pool models can have a significant impact to our loan loss reserve requirements, with a 10 basis point change estimated to have an impact of approximately $5 million.

Delinquent and defaulted notes receivable in non-accrual status amounted to $42 million and $48 million as of December 31, 2014 and 2013, respectively.

Past due balances of vacation ownership notes receivable were as follows (in millions):

			Delinquent			Defaulted (1)
	Total	Current	31-60 Days	61-90 Days	91-120 Days	> 120	Total
December 31, 2014	$704	$662	$9	$4	$5	$24	$42
December 31, 2013	$723	$675	$9	$5	$5	$29	$48

(1)	Notes receivable in excess of 120 days are considered defaulted and have been fully reserved in our loan loss reserve.

Note 6. Inventory

Inventory consisted of the following (in millions):

	December 31,
	2014	2013
Completed unsold vacation ownership products	$117	$148
Vacation ownership products construction in process	96	34
Residential units (SRBH)	—	7

Inventory	$213	$189

During the year ended December 31, 2014, we placed $43 million of land into development, which resulted in a transfer from property and equipment into vacation ownership products construction in process.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 7. Property and Equipment, net

Property and equipment consisted of the following (in millions):

	December 31,
	2014	2013
Land	$79	$124
Buildings and improvements	467	453
Furniture, fixtures and equipment	224	208
Leasehold improvements	30	31
Construction work in process	17	30

	817	846
Less accumulated depreciation and amortization	(319)	(296)

Property and equipment, net	$498	$550

Note 8. Leases and Rentals

We lease certain equipment and buildings for operations under various lease agreements. The leases extend for varying periods through 2024 and generally are for a fixed amount each month. In addition, we have two long-term land leases. One of the long-term land leases relates to one of the Transferred Properties and extends through 2060. The other long-term land lease extends through 2066 and is associated with a legal entity that will be retained by Starwood subsequent to the spin-off.

Our minimum future rents at December 31, 2014 payable under non-cancelable operating leases with third parties were as follows (in millions):

2015	$8
2016	8
2017	2
2018	1
2019	1
Thereafter	51

Total minimum lease payments	$71

Rent expense under non-cancelable operating leases was $10 million, $11 million, and $11 million for the years ended 2014, 2013 and 2012, respectively.

Note 9. Goodwill

Goodwill of $256 million was originally generated as a result of Starwood’s acquisition of Vistana, Inc. in 1999, the purpose of which was for Starwood to enter into the vacation ownership business. That goodwill has been pushed down to our combined financial statements. Until adoption of ASC Topic 350, Intangibles – Goodwill and Other in 2002, goodwill was amortized. From 1999 to 2001, goodwill amortization amounted to $15 million, resulting in a goodwill carrying value of $241 million. Subsequently, an impairment charge of $222 million was recorded in 2009, related to deteriorating economic conditions, resulting in a goodwill carrying value of $19 million. This remaining goodwill balance relates exclusively to our management and rental operations segment.

In 2013 and 2014, we determined qualitatively that it was not more likely than not that the goodwill was impaired. As of December 31, 2013 and 2014, the gross value, accumulated amortization, accumulated impairment losses and net carrying value of goodwill remained unchanged at $256 million, $15 million, $222 million and $19 million, respectively.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 10. Accrued Liabilities

The following table summarizes the components of accrued liabilities (in millions):

	December 31,
	2014	2013
Accrued expenses	$44	$42
Accrued salaries, wages and benefits	35	37
Accrued taxes	4	1

Accrued liabilities	$83	$80

Accrued expenses consist of accruals for Starpoints purchased from Preferred Guest, Inc. (“PGI”), a special purpose entity of which Starwood is the primary beneficiary, that have yet to be billed (refer to Note 19 – Related Party Transactions for further discussion), accrued construction costs and other miscellaneous accruals.

Note 11. Securitized Vacation Ownership Debt

Securitized vacation ownership debt consisted of the following (in millions):

	December 31,
	2014	2013
2009 securitization, interest rate at 5.81%, maturing 2015	$13	$36
2010 securitization, interest rates ranging from 3.65% to 4.75%, maturing 2021	72	101
2011 securitization, interest rates ranging from 3.67% to 4.82%, maturing 2025	81	105
2012 securitization, interest rates ranging from 2.00% to 2.76%, maturing 2023	83	113

Securitized vacation ownership debt	$249	$355

During the years ended December 31, 2014, 2013 and 2012, interest expense associated with securitized vacation ownership debt totaled $11 million, $17 million and $22 million, respectively, and is reflected within consumer financing expenses in our combined statements of comprehensive income. As of December 31, 2014 and 2013, accrued interest associated with securitized vacation ownership debt totaled $1 million in each period. The securitized debt is non-recourse with no contractual minimum repayment amounts throughout its term. The amount of each principal payment is contingent on the cash flows from the underlying vacation ownership notes in a given period. Refer to Note 5 – Vacation Ownership Notes Receivable, net for the stated maturities of our securitized vacation ownership notes receivable, which provide an indication of the potential repayment pattern before the impact of any prepayments or defaults.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 12. Deferred Revenue

The following table summarizes the components of deferred revenue (in millions):

	December 31,
	2014	2013
Deferred sales of vacation ownership products	$23	$21
Other deferred revenue	9	—

Deferred revenue	$32	$21

Deferred sales of vacation ownership products primarily relate to (i) revenue deferred when a buyer’s commitment does not meet certain thresholds as required under U.S. GAAP and (ii) sales associated with incomplete phases or buildings that are being recognized under the percentage-of-completion method. Other deferred revenue principally represents unrecognized revenues in connection with a multi-year marketing affiliation agreement entered into in 2014. Revenue associated with the agreement is being recognized on a straight-line basis over the term of the agreement.

Note 13. Other Liabilities

Other liabilities consisted of the following (in millions):

	December 31,
	2014	2013
Deposits on vacation packages	$39	$39
Restructuring (Note 14)	14	16
Customer deposits	11	13
Other	8	8

Other liabilities	$72	$76

Deposits on vacation packages includes advanced payments related to discounted vacation packages sold to potential vacation ownership product customers for future stays at our resorts, provided as a way to market a vacation ownership product to the guest. These advance deposits are reflected as a liability until the customer utilizes their vacation package, at which time the deposit is recorded as a partial offset to related marketing expenses, classified in sales and marketing expense in the combined statements of comprehensive income.

Customer deposits include amounts received from customers on net sales of vacation ownership products which have yet to meet our contractual requirements, which include: (i) the contract has not yet been executed, or (ii) the executed contract remains in the statutory rescission period. Customer deposits also include advance payments for resort rentals.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 14. Restructuring

During 2009, we ceased development of two vacation ownership projects as a result of economic considerations during that time. One of the projects is located in the United States and the other is located in Mexico. As a result, certain exit costs associated with contractual obligations relating to the two projects were identified and a $14 million liability was established. The liability was based upon the estimated future cash flows of the respective contractual obligations discounted at a 12% rate. Since inception of the $14 million liability in 2009, we have reflected approximately $9 million of accretion, which has been offset by $5 million of adjustments to the liability primarily relating to subsequent decisions to develop a portion of one of the projects and $4 million of payments.

During each of the years ended December 31, 2014, 2013 and 2012, we have reflected accretion of approximately $2 million, which is classified as restructuring charges, net in our combined statements of comprehensive income. In addition, restructuring credits totaling approximately $2 million, $1 million and $1 million in 2014, 2013 and 2012, respectively, were recognized primarily as a result of subsequent decisions to develop a portion of one of the projects and are reflected in restructuring charges, net in our combined statements of comprehensive income. During each of the years ended December 31, 2014, 2013 and 2012, we also made payments of approximately $1 million, and during the year ended December 31, 2014 recognized a $1 million reduction in the peso denominated portion of the restructuring liability due to foreign currency adjustments.

Our contractual obligations associated with the two ceased projects will continue into perpetuity unless the projects are developed and sold or the remaining undeveloped land is sold, at which time the liability would transfer. Our contractual obligations associated with the restructuring activities are approximately $1 million per year for the years ended December 31, 2015 through December 31, 2019. Contractual obligations subsequent to 2019 are estimated to total $9 million based on perpetual annual payments adjusted for inflation annually and discounted back to December 31, 2014 utilizing a 12% discount rate.

Note 15. Income Taxes

As described in Note 1 – Formation and Organization, the current and deferred income taxes and related tax expense have been determined following the separate return methodology and applying ASC Topic 740, Income Taxes. However, for actual federal, state and foreign income tax return filings, Vistana will be continue to be included in Parent’s consolidated federal and state income tax return filings for the period prior to the spin-off, thus the tax attributes presented may change based on the use of these attributes in the Parent’s consolidated return.

The components of income tax expense are as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Pretax income/(loss)
U.S.	$130	$245	$251
Foreign	(3)	(16)	5

Total pretax income	$127	$229	$256

Income tax (benefit)/expense
Current
U.S. Federal	$28	$35	$60
State and Local	5	7	11
Foreign	2	7	9

Total current income tax expense	35	49	80

Deferred
U.S. Federal	17	49	12
State and Local	2	7	4
Foreign	(2)	(15)	4

Total deferred income tax expense	17	41	20

Total income tax expense	$52	$90	$100

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities plus carry-forward items. The composition of net deferred tax balances was as follows (in millions):

	December 31,
	2014	2013
Deferred tax assets	$59	$76
Deferred tax liabilities (1)	(1)	(1)

Deferred income taxes	$58	$75

(1)	Deferred tax liabilities are included in other liabilities in our combined balance sheets.

The tax effect of the temporary differences and carry-forward items that give rise to deferred tax assets (liabilities) was as follows (in millions):

	December 31,
	2014	2013
Property and equipment	$31	$29
Intangibles	3	4
Investments	1	1
Inventory	57	61
Receivables (net of reserves)	(55)	(50)
Accrued liabilities and other reserves	26	37
Employee benefits	8	8
Net operating loss, capital loss and tax credits carryforwards	52	57
Other	2	2

	125	149
Less: valuation allowance	(67)	(74)

Deferred income taxes	$58	$75

In assessing whether it is more likely than not that deferred tax assets will be realized, we consider all available evidence, both positive and negative, including our recent cumulative earnings experience and expectations of future available taxable income, of the appropriate character by taxing jurisdiction, tax attribute carry back and carry forward periods available to us for tax reporting purposes, and prudent and feasible tax planning strategies. Considering the factors, a possibility exists that we may release a portion of the valuation allowance against some deferred tax assets in the next twelve months in the event of sustainable earnings or the identification of a prudent and feasible tax planning strategy.

At December 31, 2014, we had gross federal tax credit carryforwards of $5 million which are subject to certain limitations which will fully expire by 2023. It is more likely than not that substantially all of these attributes will be realized prior to expiration.

At December 31, 2014, we had state tax credit carryforwards of $5 million, all of which are indefinite. It is more likely than not that substantially all of these attributes will be realized.

At December 31, 2014, we had foreign net operating losses which have varying expiration dates extending through 2034, of approximately $154 million. These carryforwards primarily relate to certain operations in Mexico and the U.S. Virgin Islands, and we have established a valuation allowance against the majority of these attributes as it is more likely than not that these attributes will be not be realized prior to expiration.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

On September 13, 2013, Treasury and the IRS issued final regulations regarding the deduction and capitalization of expenditures related to tangible property, which could affect deferred income taxes. The final regulations under Internal Revenue Code Sections 162, 167, and 263(a) apply to amounts paid to acquire, produce, or improve tangible property as well as dispositions of such property, and are generally effective for tax years beginning on or after January 1, 2014. We have evaluated these regulations and determined they do not have a material impact to our combined results of operations.

A reconciliation of our income tax expense at the U.S. statutory rate to the income tax expense as reported is as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Income tax expense at U.S. statutory rate	$44	$80	$89
U.S. state and local income taxes	4	9	10
Effect of foreign operations and other	(1)	8	(5)
Foreign tax rate differential	(1)	1	(1)
Change in uncertain tax positions	5	—	—
Change in valuation allowances	(1)	29	2
Change in tax law	(1)	(37)	1
Other	3	—	4

Income tax expense	$52	$90	$100

No U.S. income taxes have been provided on filing basis undistributed foreign earnings and profits of $14 million as of December 31, 2014, since we have the ability and intent to permanently reinvest these amounts. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.

On December 11, 2013, Mexican federal income tax law changes were enacted, eliminating the statutory income tax rate reduction scheduled to start in 2014, and leaving the current 30% statutory income tax rate in effect for future years. Additionally, the Entrepreneurial Tax of Unique Rate (IETU or Flat Tax) has been repealed as of January 1, 2014. We have revalued our deferred income tax assets and liabilities using the rates expected to be in effect when the underlying temporary differences are expected to reverse. During the year ended December 31, 2013, we recorded a $41 million tax benefit for changes in tax law primarily related to Mexico.

During the year ended December 31, 2014, we reduced the net valuation allowance by $1 million, primarily related to foreign jurisdictions. During the year ended December 31, 2013, we established a net valuation allowance of $29 million through continuing operations primarily related to foreign jurisdictions, which includes $26 million resulting from the law change in Mexico.

During the year ended December 31, 2014, the Tax Increase Prevention Act of 2014 was signed into law, which extended certain business tax provisions through December 31, 2014, including Internal Revenue Code section 954(c)(6) dealing with the application of Subpart F to certain inter-company payments among controlled foreign corporations. The expiration of section 954(c)(6) and the other expired provisions could have a material impact on our combined results of operations subsequent to 2015.

We continually evaluate initiatives to better align our tax and legal entity structure with the footprint of our non-U.S. operations and recognize the tax impact of these initiatives, including changes in assessment of our uncertain tax positions, indefinite reinvestment assertions and realizability of deferred tax assets in the period when we believe all necessary internal and external approvals associated with such initiatives have been obtained, or when the initiatives are materially complete, whichever occurs earliest. It is possible that we may recognize the tax impacts of one or more of these initiatives within the foreseeable future.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

As of December 31, 2014, we had approximately $19 million of total unrecognized tax benefits, of which $6 million would affect our effective tax rate if recognized. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in millions):

	December 31,
	2014	2013	2012
Beginning of year	$13	$13	$14
Additions based on tax positions related to the current year	6	—	(1)

End of year	$19	$13	$13

We recognize interest and penalties related to unrecognized tax benefits through income tax expense. We had $3 million and $2 million accrued for the payment of interest as of December 31, 2014 and December 31, 2013, respectively, which were classified as accrued liabilities in the combined balance sheets. We had no accruals for the payment of penalties.

We are subject to taxation in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. As of December 31, 2014, we are no longer subject to examination by U.S. federal taxing authorities for years prior to 2007 and to examination by any U.S. state taxing authority prior to 2002. All subsequent periods remain eligible for examination. In the significant foreign jurisdictions in which we operate, we are no longer subject to examination by the relevant taxing authorities for any years prior to 2009. We do not expect material changes in unrecognized tax benefits within the next twelve months.

Note 16. Stock-Based Compensation

Starwood maintains long-term incentive plans for the benefit of its officers, directors and employees, including certain of our employees. The following disclosures represent the portion of the Starwood Stock Plan expenses maintained by Starwood in which our employees participated. Compensation expense associated with Starwood corporate employees is included within the general and administrative costs allocated to us by Starwood, as discussed below in Note 19 – Related Party Transactions. All stock-based awards granted under the Starwood Stock Plans relate to Starwood’s stock. As such, all related equity account balances are reflected in Starwood’s consolidated statements of stockholders’ equity and have not been reflected in our combined financial statements.

In 2013, Starwood adopted the Starwood 2013 LTIP, which superseded the Starwood 2004 LTIP. The Starwood 2013 LTIP authorizes the compensation committee of the board of directors of Starwood to provide equity-based compensation in the form of stock options, stock appreciation rights, unrestricted stock, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards for the purpose of providing its officers and other employees, and those of its subsidiaries, and non-employees who perform employee functions, incentives and rewards for performance. Although no additional awards will be granted under the 2004 LTIP, the provisions under the previous plan will continue to govern awards that have been granted and remain outstanding under that plan. No awards may be granted under the Starwood 2013 LTIP after the tenth anniversary of the date on which the stockholders approved the Starwood 2013 LTIP. However, awards outstanding under the Starwood 2013 LTIP will continue to be governed by the Starwood 2013 LTIP until all awards granted prior to that date are no longer outstanding. The aggregate number of new shares available to be granted under the Starwood 2013 LTIP at December 31, 2014 was approximately 10.7 million.

Performance Shares

A target number of contingent performance shares was awarded to certain of our executives in 2014. Vesting of the performance shares is dependent upon a market condition and three years of continuous service beginning at date of grant, subject to a prorated adjustment for employees who are terminated under certain circumstances or who retire. The market condition is based on Starwood’s total stockholder return relative to the total stockholder return of a specified group of peer companies at the end of a three-calendar-year performance period beginning January 1 and ending December 31 of the respective grant year. The number of performance shares earned is determined based on Starwood’s percentile ranking among these companies. The performance shares are entitled to any dividends made during the performance period in the same proportion as the number of performance shares that vest. Dividends will be paid at the end of the service period.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Starwood classified the performance shares as stock-based equity awards, and as such, compensation expense related to these shares is based on the grant-date fair value, which is recognized ratably over the requisite service period. The fair value of the performance shares was determined using a Monte Carlo simulation valuation model. During the year ended December 31, 2014, Starwood granted approximately 2,000 performance shares to our employees, with a grant date fair value of $103.65 per share, under the Starwood 2013 LTIP. As of December 31, 2014, all of the performance shares remained outstanding, with a remaining life of 2.2 years.

Stock Options

Stock options granted by Starwood generally have an 8 year term and vest ratably over 4 years. Compensation expense related to these options is based on the grant-date fair value, and is recognized ratably over the requisite service period.

There was an insignificant amount of stock option activity in 2014. The following table summarizes stock option activity for our employees during 2013 and 2012:

	Options (in thousands)	Weighted average exercise price per share
Outstanding at December 31, 2011	177	$18.23
Exercised	(71)	$13.25

Outstanding at December 31, 2012	106	$25.34
Transferred (1)	(106)	$27.20

Outstanding at December 31, 2013	—

(1)	Certain employees transferred from Vistana to Starwood during 2013. This amount represents the associated options transferred out of Vistana.

The aggregate intrinsic value of options exercised during 2012 was $3 million, resulting in a tax benefit of approximately $1 million.

Restricted Stock and Restricted Stock Units

For restricted stock and restricted stock unit grants, we recognize compensation expense over the service period, which is typically three years, equal to the fair market value of the stock on the date of grant.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table summarizes restricted stock and units activity for our employees during 2014, 2013 and 2012:

	December 31, 2014		December 31, 2013		December 31, 2012
	Number of restricted stock and units (in thousands)	Weighted average grant date fair value per share	Number of restricted stock and units (in thousands)	Weighted average grant date fair value per share	Number of restricted stock and units (in thousands)	Weighted average grant date fair value per share
Balance at beginning of year	178	$58.52	298	$50.35	573	$28.00
Granted	57	$81.87	74	$60.09	117	$54.93
Lapse of restrictions	(71)	$60.81	(128)	$44.63	(392)	$19.09
Transferred (1)	(3)	$57.96	(66)	$50.60	—	—

Balance at end of year	161	$65.83	178	$58.52	298	$50.35

(1)	Certain employees transferred from Vistana to Starwood during 2013. This amount represents the associated units transferred out of Vistana.

The fair value of restricted stock and units for which the restrictions lapsed during 2014, 2013 and 2012 was approximately $5 million, $7 million and $20 million, respectively.

Total compensation expense related to performance shares, stock options and restricted stock and units included in the combined statements of comprehensive income was as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Resort operations and ancillary services	$1	$1	$1
Sales and marketing	1	1	1
General and administrative	2	2	4

Stock-based compensation expense	$4	$4	$6

The tax benefits associated with stock-based compensation expense were $2 million in each period.

As of December 31, 2014, there was $5 million of unrecognized compensation cost, net of estimated forfeitures, related to unvested awards held by our employees, which is expected to be recognized over a weighted-average period of 1.3 years on a straight-line basis.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 17. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of our financial instruments (in millions):

		December 31, 2014		December 31, 2013
	Hierarchy level	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Restricted cash	1	$69	$69	$32	$32
Vacation ownership notes receivable, net	3	608	763	619	777

Total financial assets		$677	$832	$651	$809

Liabilities
Securitized debt	3	$249	$258	$355	$371

Total financial liabilities		$249	$258	$355	$371

Off-balance sheet
Surety bonds	2	$—	$7	$—	$7

Total off-balance sheet		$—	$7	$—	$7

The carrying value of our restricted cash approximates its fair value. We estimate the fair value of our vacation ownership notes receivable, net using assumptions related to current securitization market transactions. The amount is then compared to a discounted expected future cash flow model using a discount rate commensurate with the risk of the underlying notes, primarily determined by the credit worthiness of the borrowers based on their FICO scores. The results of these two methods are then evaluated to determine the estimated fair value.

Our non-public, securitized debt fair value is determined based upon discounted cash flows for the debt at rates deemed reasonable for the type of debt, prevailing market conditions and the length to maturity for the debt.

The fair values of our surety bonds are estimated to be the same as the contract values based on the nature of the fee arrangements with the issuing financial institutions. Surety bonds issued on our behalf represent guarantees relating to our operations, e.g. tax appeals and/or insurance associated with large deductible insurance programs, primarily required by state or local governments.

Note 18. Commitments and Contingencies

Insurance Recoveries

Hurricane Odile. During September 2014, we sustained damages as a result of Hurricane Odile at The Westin Resort and Spa, Los Cabos and other related assets. The property has temporarily ceased operations and is not expected to reopen before December 31, 2015. As a result of the hurricane damages to the property, we recognized a $7 million loss from the write-down of property and equipment within loss on asset dispositions and impairments, net, which was directly offset by anticipated insurance proceeds as this loss is expected to be recoverable from our insurance carrier. In addition, during 2014, we also incurred approximately $5 million of other costs related to the hurricane that are also expected to be recoverable from our insurance carrier. We received approximately $3 million in proceeds related to our insured losses during 2014. As of December 31, 2014, our insurance claim receivable of $9 million was recorded within accounts receivable, net in our combined balance sheets. Final estimates of the total costs to repair the damages and re-open the hotel, and the ultimate amount of insurance recoveries, are in process.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

We also filed a business interruption claim with our insurance provider during 2014 relating to the hurricane and received $3 million of business interruption insurance proceeds in December 2014, with $2 million relating to business interruption losses incurred through December 2014 that was recognized in other expenses, net in our combined statements of comprehensive income for the year ended December 31, 2014. The remaining $1 million was recognized in other liabilities as of December 31, 2014 in our combined balance sheets.

Other Commitments

In early phases of development at a resort, we may have subsidy obligations to pay costs that otherwise would be covered by annual maintenance fees associated with vacation ownership interests or units that have not yet been built. These subsidy arrangements help keep maintenance fees at a level that approximates a rate reflective of full build out of the resort for owners that purchase in the early stages of development. On an annual basis we evaluate future HOA commitments. We have commitments to subsidize HOAs of $8 million, which we expect to pay in 2015.

Litigation

We are involved in various legal matters that have arisen in the normal course of business. We accrue for liabilities related to litigation matters when available information indicates that the liability is probable and the amount can be reasonably estimated. Legal costs such as outside counsel fees and expenses are charged to expense in the period incurred.

Note 19. Related Party Transactions

Services and General Corporate Overhead Provided by Starwood

Our combined financial statements include costs for services provided to us by Starwood including, but not limited to, information technology support, systems maintenance, financial services, human resources and other shared services. Historically, these costs were charged to us on a basis determined by Starwood to reflect a reasonable allocation to us of the actual costs incurred to perform these services. Starwood charged us approximately $8 million, $8 million and $7 million during the years ended 2014, 2013 and 2012, respectively.

Starwood allocated indirect general and administrative costs to us for certain functions and services provided to us by Starwood, including, but not limited to, executive office, legal, tax, finance, internal audit, treasury, investor relations, human resources and other administrative support primarily on the basis of our proportion of Starwood’s overall room count. We were allocated $6 million in each of the years ended 2014, 2013 and 2012 of Starwood’s indirect general and corporate overhead expenses and have included these expenses in general and administrative expenses in our combined statements of comprehensive income.

Both Starwood and us consider the basis on which the expenses have been allocated to us to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 1: Financial Statements. We determined that our proportion of Starwood’s total room count was a reasonable reflection of Starwood’s time and cost related to the historical oversight of our business. The allocations may not, however, reflect the expense, positively or negatively, we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchase services from either Starwood or third parties.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Cash Management and Financing

Starwood did not allocate to us the cash and cash equivalents that Starwood held at the corporate level for any of the periods presented. We reflect transfers of cash to and from Starwood’s cash management system as a component of net Parent investment. All historical funding, excluding our securitized debt, was financed by Starwood and historical financing decisions have ultimately been determined by central Starwood treasury operations. Starwood’s third-party debt, and the related interest expense, except for amounts capitalized in inventory and property and equipment, have not been allocated to us for any of the periods presented as we were not the legal obligor of the debt and the Starwood borrowings were not directly attributable to us. The transactions to reconcile the net Parent investment, including our transfer of cash to and from Starwood, are reflected in our combined statements of cash flows as net transfers from/(to) Parent.

Insurance Programs

Starwood provides us with a portfolio of insurance coverages including, but not limited to: property, workers’ compensation, auto liability, auto physical damage, general liability, umbrella-excess liability and directors’ and officers’ liability. The majority of these coverages are procured through the commercial insurance marketplace, and may be subject to deductibles, self-insured retentions, terms, conditions, and/or sub limits reasonable and customary to our industry. We may also share coverage with other insured locations. In addition, Starwood’s wholly owned captive insurance company may participate in the underwriting of some of these coverages in exchange for premiums received.

Premiums associated with these insurance programs have historically been charged to and reflected within our combined statements of comprehensive income. These premiums amounted to $7 million, $7 million and $8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Property and Equipment Transfers

In late 2011, we completed the development of a mixed-use project at the SRBH property. During 2012, we transferred property and equipment associated with the SRBH hotel with a carrying value of $108 million, to Starwood. Subsequent to the transfer, we held only the residence portion of the SRBH development, which became sold out in 2014.

SPG Program

We participate in the SPG Program and we offer Starpoints to customers as incentives to purchase vacation ownership products and/or through exchange and other activities. PGI maintains and administers the SPG Program.

Our liability to PGI for Starpoints issued but not yet paid totaled $8 million as of both December 31, 2014 and 2013, and was classified in the combined balance sheets as accrued liabilities. Starpoints redeemed for stays at our resorts, to be reimbursed to us by PGI, totaled $1 million as of both December 31, 2014 and 2013, and was classified in our combined balance sheets as accounts receivable. Our purchases (net of reimbursements from Starwood) of Starpoints from PGI amounted to $56 million, $51 million and $45 million during the years ended December 31, 2014, 2013 and 2012, respectively.

Management Fees

We receive a management fee from our resort HOAs when acting as the manager for the property. For vacation ownership properties with a close proximity to a Starwood property, Starwood may provide certain management services on our behalf. We pay Starwood a portion of the management fee as compensation for providing these services, which amounted to approximately $5 million in each of the years ended December 31, 2014, 2013 and 2012. These amounts are presented in resort and vacation network management expenses in our combined statements of comprehensive income.

Centralized Services Fees

Starwood charges our hotels and resorts fees related to various management, marketing and licensing activities. During the years ended December 31, 2014, 2013 and 2012, these fees totaled $17 million, $16 million and $14 million, respectively, which were reflected in resort operations and ancillary services expenses in our combined statements of comprehensive income.

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 20. Segment Reporting

We present our earnings in three segments:

(i)	Vacation ownership sales and financing, which includes the acquisition, development, marketing and sales of vacation ownership products, and also includes consumer financing activities related to sales of vacation ownership products;

(ii)	Management and rental operations, which includes fee revenues pursuant to long-term management contracts with our HOAs for managing our resorts, recurring annual and transactional management fees from our owners for belonging to and using our vacation network, as well as rental revenues at our vacation ownership resorts and our Transferred Properties. We also provide ancillary services, which include the sales of goods and services at restaurants, spas, golf courses and other retail and service outlets located at our resorts; and

(iii)	Residential, which includes operations related to the sales of residential units at SRBH, which is fully sold as of December 31, 2014. The legal entity that developed SRBH and the rights to sell residential units using Starwood brand names will be retained by Starwood after the spin-off.

Our reportable segments each have a segment manager who is responsible for the management of the segment. Each segment manager reports into our Chief Executive Officer who is also the Chief Operating Decision Maker (“CODM”). Financial information for each reportable segment is reviewed by the CODM to assess performance and make decisions regarding the allocation of resources.

The CODM primarily evaluates the operating performance of a segment based on segment earnings. We define segment earnings as net income before general and administrative expenses, depreciation and amortization, other net expenses, and taxes. We also exclude certain recurring and nonrecurring items, such as restructuring charges, equity earnings from unconsolidated joint venture and gains/losses on asset dispositions and impairments. Additionally, elimination of intersegment revenues and expenses upon combination are also outside of the segments in the tables below.

We believe that it is impracticable to allocate specific assets and liabilities to each reportable segment. In addition, our CODM does not review balance sheets by reportable segment as part of his evaluation of segment performance. Consequently, no balance sheet segment information has been presented.

Information about the results of each of our reportable segments for the periods presented below is as follows (in millions):

	Year Ended December 31,
Revenues	2014	2013	2012
Vacation ownership sales and financing	$404	$411	$410
Management and rental operations	507	486	457
Residential	21	266	684
Eliminations	(11)	(11)	(10)

Total revenues	$921	$1,152	$1,541

Vistana Signature Experiences, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

	Year Ended December 31,
Segment Earnings Reconciliation to Net Income	2014	2013	2012
Vacation ownership sales and financing	$135	$134	$136
Management and rental operations	63	58	49
Residential	12	120	160

Total segment earnings	210	312	345
General and administrative expenses	(43)	(41)	(43)
Depreciation and amortization	(38)	(35)	(35)
Restructuring charges, net	—	(1)	(1)
Other expenses, net	(3)	(8)	(9)
Equity earnings from unconsolidated joint venture	1	2	1
(Loss) on asset dispositions and impairments, net	—	—	(2)
Income tax (expense)	(52)	(90)	(100)

Net income	$75	$139	$156

Note 21. Geographic Information

Our operations are conducted in the United States, the Caribbean, and Mexico. The following table presents revenues and property and equipment by geographic area (in millions):

	Revenues			Property & Equipment, net
	Year Ended December 31,			December 31,
	2014	2013	2012	2014	2013
U.S. & the Caribbean (1)	$811	$1,025	$1,407	$406	$440
Mexico	110	127	134	92	110

Total	$921	$1,152	$1,541	$498	$550

(1)	The revenues and property and equipment, net associated with the Caribbean relate to our resort in the U.S. Virgin Islands.

Vistana Signature Experiences, Inc.

INTERIM COMBINED BALANCE SHEETS

(in millions)

	March 31, 2015	December 31, 2014
	(Unaudited)
ASSETS
Cash	$28	$2
Restricted cash (including $11 for each period from variable interest entities, “VIEs”)	44	69
Accounts receivable, net of allowance for doubtful accounts of $2 for each period, respectively (including $2 of interest receivable from VIEs for each period)	50	49
Vacation ownership notes receivable, net of allowance of $93 and $96, respectively (including $256 and $274 from VIEs, respectively)	603	608
Inventory	221	213
Property and equipment, net	498	498
Goodwill	19	19
Deferred tax assets	57	59
Other assets (including $3 and $4 from VIEs, respectively)	67	45

Total assets	$1,587	$1,562

LIABILITIES AND PARENT EQUITY
Accounts payable	$20	$19
Accrued liabilities (including $1 of interest payable from VIEs for each period)	75	83
Securitized debt from VIEs	229	249
Deferred revenues	46	32
Other liabilities	75	72

Total liabilities	445	455

Commitments and contingencies (Note 13)

Net Parent investment	1,189	1,151
Accumulated other comprehensive loss (1)	(47)	(44)

Total Parent equity	1,142	1,107

Total liabilities and Parent equity	$1,587	$1,562

(1)	Balance in accumulated other comprehensive loss relates exclusively to foreign currency translation adjustments.

The accompanying notes to the interim combined financial statements are an integral part of the above statements.

Vistana Signature Experiences, Inc.

INTERIM COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

(Unaudited)

	Three months ended March 31,
	2015	2014

Revenues
Sales of vacation ownership products, net	$87	$74
Consumer financing	21	21
Resort and vacation network management	16	16
Resort operations and ancillary services	78	76
Cost reimbursements	44	42
Residential sales	—	13

Total revenues	246	242

Costs and expenses
Cost of sales of vacation ownership products	24	25
Sales and marketing	42	38
Consumer financing	5	6
Resort and vacation network management	7	7
Resort operations and ancillary services	62	61
Cost reimbursements	44	42
Residential	—	3
General and administrative	11	11
Depreciation and amortization	9	9
Other expenses, net	1	2

Total costs and expenses	205	204

Income before income taxes	41	38
Income tax (expense)	(16)	(14)

Net income	25	24

Other comprehensive loss, net of taxes
Foreign currency translation adjustments	(3)	—

Comprehensive income	$22	$24

The accompanying notes to the interim combined financial statements are an integral part of the above statements.

Vistana Signature Experiences, Inc.

INTERIM COMBINED STATEMENTS OF CASH FLOWS

(in millions)

(Unaudited)

	Three months ended March 31,
	2015	2014

Operating Activities
Net income	$25	$24

Adjustments to net income
Depreciation and amortization	9	9
Deferred income taxes	1	5
Provision for loan losses and doubtful accounts	3	3
Other non-cash items	—	(1)

Net change in assets and liabilities
Restricted cash	25	(14)
Accounts receivable	(1)	(6)
Issuances of vacation ownership notes receivable	(58)	(61)
Collection of vacation ownership notes receivable	60	63
Inventory	(8)	7
Other assets	(22)	(29)
Accounts payable and accrued liabilities	(7)	(5)
Deferred revenues	14	43
Other liabilities	3	(4)

Cash provided by operating activities	44	34

Investing Activities
Capital expenditures for property and equipment (excluding inventory)	(11)	(9)

Cash used in investing activities	(11)	(9)

Financing Activities
Securitized debt repaid	(20)	(28)
Net transfers from Parent	13	6

Cash used in financing activities	(7)	(22)

Increase in cash	26	3
Cash, beginning of period	2	3

Cash, end of period	$28	$6

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest expense	$2	$3

The accompanying notes to the interim combined financial statements are an integral part of the above statements.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Formation and Organization

Our Spin-off from Starwood Hotels & Resorts Worldwide, Inc.

On February 10, 2015, Starwood Hotels & Resorts Worldwide, Inc. (together with its consolidating subsidiaries, “Starwood” or “Parent”) announced a plan to spin-off its vacation ownership business to stockholders as a separate, publicly traded company. Vistana Signature Experiences, Inc. (“Vistana”) was incorporated in Delaware on June 10, 2015 for the purpose of holding this business following the distribution. To effect the distribution, Starwood and Vistana will implement an internal reorganization that will result in Vistana owning Starwood’s vacation ownership business and five transferred properties. Vistana will include the following:

•	The legal entities containing the majority of Starwood’s legacy vacation ownership business;

•	The legal entity operating our internal timeshare points-based exchange, which provides our owners the flexibility to vacation at any resort within our vacation ownership network and the ability to convert their annual occupancy rights into Starwood Preferred Guest (“SPG”) Starpoints to redeem for stays within Starwood’s approximately 1,200 worldwide hotel and resort properties that participate in the SPG Program;

•	The legal entities containing The Westin St. John Resort and Villas located in the U.S. Virgin Islands. The resort’s operations have historically been included in Starwood’s vacation ownership business since January 1, 2013, and have been included in all historical periods of Vistana’s combined financial statements; and

•	The legal entities containing five properties that are being transferred by Starwood to Vistana for conversion. These properties include: The Westin Resort and Spa, Cancun; The Westin Resort and Spa, Puerto Vallarta; The Westin Resort and Spa, Los Cabos; Sheraton Kauai Resort; and Sheraton Steamboat Resort (the “Transferred Properties”). The vacation ownership portion of Sheraton Steamboat Resort is currently included within the vacation ownership business; Vistana is obtaining the hotel associated with the resort.

Certain entities, which historically have been included in Starwood’s vacation ownership and residential business, and whose operations are included in Vistana’s combined financial statements, will be retained by Starwood after the spin-off, as follows:

•	The entity that developed The St. Regis Bal Harbour Resort (“SRBH”), which currently represents Vistana’s residential segment. The development of this project was completed in 2011, with opening in January 2012. The hotel portion of the project was transferred in 2012 to the Americas segment of Starwood as a wholly owned hotel; and

•	Two legal entities comprising Vistana’s ownership interests in Aruba, which consist primarily of land held for development.

Vistana’s interim combined financial statements include all of the entities referenced above, including the entities noted as being retained by Starwood subsequent to the spin-off.

The spin-off transaction, which is expected to be tax-free to stockholders, will be effected through a pro rata distribution of Vistana’s stock to existing Starwood stockholders. Immediately following completion of the spin-off, Starwood stockholders will own 100% of the outstanding shares of common stock of Vistana. After the spin-off, Vistana will operate as an independent, publicly traded company.

The spin-off is conditioned on, among other things, final approval of the transaction by Starwood’s board of directors; execution of the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement; Starwood’s receipt of an opinion from tax counsel substantially to the effect that, among other things, the distribution of shares of our common stock will not result in recognition, for U.S. federal income tax purposes of income, gain or loss by Starwood or Starwood stockholders except for possible gains or losses to Starwood arising out of the internal reorganization and other intercompany transactions and, in the case of Starwood stockholders, for cash received in lieu of fractional shares of Vistana common stock; completion of the

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

internal reorganization (as described in “The Spin-Off – Manner of Effecting the Spin-Off – Internal Reorganization”); Vistana’s registration statement on Form 10 being declared effective by the Securities and Exchange Commission; and acceptance of Vistana’s common stock for listing on a national securities exchange.

Unless the context otherwise requires, references in these notes to unaudited interim combined financial statements related to “we,” “us” and “our” refer to Vistana, as described further below.

Our Business

We are the exclusive worldwide developer, marketer, seller and manager of high-end vacation ownership properties for the upper-upscale Westin and Sheraton brands. Our resorts and our affiliation with the SPG Program provide our owners with world-class vacation experiences and access to approximately 1,200 Starwood hotels and resorts around the world. We generate most of our revenues from selling vacation ownership interests (“VOIs”), financing our customers’ VOI purchases, managing our resorts and vacation networks and providing on-site rental and ancillary hospitality services. Through 2014, we were also responsible for the development, marketing and sales of the SRBH project. Development of this project was completed in 2011 and the residences were completely sold out in 2014. At March 31, 2015, our network included 19 vacation ownership resorts and three fractional residence properties in the United States, Mexico and the Caribbean. In addition to our vacation ownership resorts and fractional residence properties, our business includes the Transferred Properties.

Our business consists of three segments, including (i) vacation ownership sales and financing, (ii) management and rental operations and (iii) residential. Refer to Note 15 – Segment Reporting for further discussion.

Principles of Combination and Basis of Presentation

The accompanying interim combined financial statements have been prepared on a stand-alone basis and are derived from the interim consolidated financial statements and accounting records of Starwood. The interim combined financial statements reflect our historical financial position, results of operations and cash flows, as historically operated, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain legal entities included within the legacy Starwood vacation ownership business will be retained by Starwood after the spin-off. SRBH, the only operations in our residential segment, became 100% sold out during 2014, and is included within our interim combined financial statements. Starwood will retain the legal entities associated with SRBH, as well as our ownership interests in Aruba. The operations comprising Vistana are in various legal entities, which have no direct ownership relationship. Accordingly, Parent equity is shown in lieu of stockholders’ equity in the combined financial statements. All material intra-company transactions and accounts within these interim combined financial statements have been eliminated. Our combined financial position, results of operations and cash flows may not be indicative of Vistana had it been a separate stand-alone entity during the periods presented, nor are the results stated herein indicative of what our combined financial position, results of operations and cash flows may be in the future. Refer to Note 14 – Related Party Transactions for further discussion.

In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results for interim periods have been included. Results for interim periods should not be considered indicative of results for a full year. These interim combined financial statements do not represent complete financial statements and should be read in conjunction with the combined financial statements for the years ended December 31, 2014, 2013 and 2012. Our interim combined financial position, results of operations and cash flows may not be indicative of Vistana had it been a separate stand-alone entity during the periods presented, nor are the results stated herein indicative of what our interim combined financial position, results of operations and cash flows may be in the future. Refer to Note 14 – Related Party Transactions for further discussion.

All of our significant transactions with Starwood have been included in these interim combined financial statements. The net effect of the settlement of these intercompany transactions has been included in the interim combined cash flows as a financing activity within net transfers from/(to) Parent and are also reflected in our interim combined balance sheets within net Parent investment. Net Parent investment in the interim combined balance sheets represents Starwood’s historical investment in us, our accumulated net earnings after taxes, and the net effect of the transactions with and allocations from Starwood.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

In connection with the spin-off, we will enter into agreements with Starwood and other third parties that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. Our interim combined financial statements do not reflect the impact of these new and/or revised agreements. Our interim combined financial statements include costs for services provided by Starwood including, for the purposes of these interim combined financial statements, but not limited to, information technology support, systems maintenance, financial services, human resources, and other shared services. Historically, these costs were charged to us on a basis determined by Starwood to reflect a reasonable allocation of the actual costs incurred to perform these services. In addition, Starwood allocated indirect general and administrative costs to us for certain functions provided by Starwood. Both Starwood and we consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided, to or the benefit received by us, during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented, nor are these costs indicative of what we will incur in the future. Refer to Note 14 – Related Party Transactions for further details.

Starwood provides various insurance coverage for us. The interim combined statements of comprehensive income include expenses related to these insurable risks. Refer to Note 14 – Related Party Transactions for further details.

Starwood uses a centralized approach to cash management and financing of its operations. Accordingly, none of the Starwood cash, debt and related interest expense has been allocated to us in the interim combined financial statements. Cash transfers to and from Starwood’s cash management system are reflected as a component of net Parent investment. Refer to Note 14 – Related Party Transactions for further discussion.

Earnings per share data is not presented in the accompanying interim combined financial statements because we do not operate as a separate legal entity with our own capital structure.

Note 2. Impact of Recently Issued Accounting Standards

Future Accounting Standards

In April 2015, the FASB issued ASU No. 2015-03, “Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs,” to modify the presentation of debt issuance costs. Under ASU 2015-03, debt issuance costs related to a recognized debt liability are required to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by this amendment. ASU 2015-03 is effective for public companies for years beginning after December 15, 2015, and interim periods within those fiscal periods. Early adoption is permitted for financial statements that have not already been issued. An entity should apply ASU 2015-03 on a retrospective basis, where the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon adoption, an entity is required to comply with the applicable disclosures for a change in an accounting principle. We do not believe the adoption of this update will have a material impact on our combined financial statements.

Adopted Accounting Standards

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items (Subtopic 225-20) Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” This topic eliminates from U.S. GAAP the concept of extraordinary items. This update is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted, and we adopted this ASU on a prospective basis on January 1, 2015. The adoption of this update did not have a material impact on our interim combined financial statements.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

In January 2014, the FASB issued ASU No. 2014-04, “Receivables — Troubled Debt Restructurings by Creditors (Subtopic 310-40) Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” This topic clarifies when an in- substance repossession or foreclosure occurs and requires certain additional interim and annual disclosures related to such activity. The amendments in this ASU are effective for reporting periods beginning after December 15, 2014, and we adopted this ASU on a prospective basis on January 1, 2015. The adoption of this update did not have a material impact on our interim combined financial statements.

Note 3. Restricted Cash

Restricted cash consisted of the following (in millions):

	March 31, 2015	December 31, 2014
Escrow deposits on vacation ownership products	$31	$56
Securitization VIEs	11	11
Other	2	2

Restricted cash	$44	$69

Restricted cash associated with escrow deposits on vacation ownership products represents amounts that are held in escrow until statutory requirements for release are satisfied, at which time the cash is no longer restricted. During the first quarter of 2015 one phase was completed at a property in the Caribbean, resulting in the recording of associated sales contracts and the release of restricted cash. Securitization VIEs restricted cash represents cash held in accounts related to vacation ownership notes receivable securitizations, which is generally used to paydown securitized vacation ownership debt in the period subsequent to when the cash is received.

Note 4. Securitization Transactions

We have variable interests in the entities associated with our four outstanding securitization transactions. As these securitizations consist of similar, homogenous loans, they have been aggregated for disclosure purposes. We applied the variable interest model and determined we are the primary beneficiary of these VIEs, and accordingly, these VIEs are consolidated in our results. In making this determination, we evaluated the activities that significantly impact the economics of the VIEs, including the management of the securitized vacation ownership notes receivable and any related non-performing loans. We are the servicer of the securitized vacation ownership notes receivable. We also have the option, subject to certain limitations, to repurchase or replace vacation ownership notes receivable that are in default at their outstanding principal amounts. Such activity totaled $3 million and $4 million during the three months ended March 31, 2015 and 2014, respectively. We have been able to resell the vacation ownership products underlying the vacation ownership notes repurchased or replaced under these provisions without incurring significant losses. We also hold the risk of potential loss (or gain), as we are the last to be paid out by proceeds of the VIEs under the terms of the agreements. As such, we hold both the power to direct the activities of the VIEs and obligation to absorb the losses (or benefits) from the VIEs.

The securitization agreements are without recourse to us, except for breaches of representations and warranties. We have the right to fund defaults at our option, subject to certain limitations, and we intend to do so until the debt is extinguished to maintain the credit rating of the underlying notes.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

The following table shows assets, which are collateral for the related obligations of these variable interest entities included in our interim combined balance sheets (in millions):

	Vacation ownership notes receivable securitization (1)
	March 31, 2015	December 31, 2014
Assets
Restricted cash	$11	$11
Interest receivable	2	2
Vacation ownership notes receivable, net	256	274

Total	$269	$287

Liabilities
Interest payable	$1	$1
Securitized debt	229	249

Total	$230	$250

(1)	The creditors of these entities do not have general recourse to us.

We have capitalized debt costs associated with the securitized debt and loan origination costs related to the securitized vacation ownership notes receivable. Both capitalized debt costs and loan origination costs are reflected as other assets in our combined balance sheets. As of March 31, 2015 and December 31, 2014, capitalized debt costs associated with VIEs amounted to $2 million and $3 million, respectively. As of March 31, 2015 and December 31, 2014, loan origination costs associated with VIEs amounted to $1 million, respectively.

Upon transfer of vacation ownership notes receivable, net to the VIEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the VIE creditors. The VIEs utilize trusts which have ownership of cash balances that also have restrictions, the amounts of which are reported in restricted cash. Our interests in trust assets are subordinate to the interests of third-party investors and, as such, may not be realized by us if needed to absorb deficiencies in cash flows that are allocated to the investors in the trusts’ debt. We are contractually obligated to receive the excess cash flows (spread between the collections on the notes and third party obligations defined in the securitization agreements) from the VIEs. Such activity totaled $8 million and $11 million during the three months ended March 31, 2015 and March 31, 2014, respectively, and was initially recognized as cash from operating activities.

Note 5. Vacation ownership notes receivable, net

Vacation ownership notes receivable (net of reserves) consisted of the following (in millions):

	March 31, 2015	December 31, 2014
Vacation ownership loans – securitized	$256	$274
Vacation ownership loans – unsecuritized	347	334

Vacation ownership notes receivable, net	$603	$608

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Interest income, related to our vacation ownership notes receivable, which is included in consumer financing revenues in the interim combined statements of comprehensive income, was as follows (in millions):

	Three months ended March 31,
	2015	2014
Vacation ownership loans – securitized	$9	$13
Vacation ownership loans – unsecuritized	12	8

Interest income	$21	$21

The following tables present future maturities of our gross vacation ownership notes receivable along with $16 million of fractional residence notes receivable (in millions) and interest rates:

	Securitized	Unsecuritized	Total
2015	$37	$38	$75
2016	50	32	82
2017	47	35	82
2018	40	37	77
2019	34	39	73
Thereafter	72	235	307

Balance at March 31, 2015	$280	$416	$696

Weighted average interest rates	13.1%	13.0%	13.0%

Range of interest rates	6.0% to 17.0%	5.0% to 17.0%	5.0% to 17.0%

We record an estimate of expected uncollectibility on our vacation ownership notes receivable as a reduction of revenues at the time we recognize profit on a vacation ownership product. We hold large amounts of homogeneous vacation ownership notes receivable and assess uncollectibility based on pools of receivables and expected default rates. In estimating loss reserves, we use a technique referred to as static pool analysis, which tracks uncollectible notes for each year’s sales over the life of the respective notes and projects an estimated default rate that is used in the determination of our loan loss reserve requirements. As of March 31, 2015 and December 31, 2014, the average estimated default rate for our pools of receivables was approximately 9.1% and 9.2%, respectively.

The activity and balances of our loan loss reserves were as follows (in millions):

	Securitized	Unsecuritized	Total
Balance at December 31, 2013	$44	$60	$104
Provisions (recoveries)	(3)	5	2
Write-offs	—	(5)	(5)
Other transfers (1)	(3)	3	—

Balance at March 31, 2014	$38	$63	$101

Balance at December 31, 2014	$28	$68	$96
Provisions (recoveries)	(1)	4	3
Write-offs	—	(6)	(6)
Other transfers (1)	(3)	3	—

Balance at March 31, 2015	$24	$69	$93

(1)	Other transfers of loan loss reserves relate to movements between securitized and unsecuritized receivables for defaulted and upgraded mortgages that are either repurchased from the VIE or traded for a similar receivable.

We use the origination of the notes by brand (Westin, Sheraton and other) and the FICO scores of the buyers as the primary credit quality indicators for stratification of our mortgage originations in our static pool analysis used to calculate the loan loss reserve for our vacation ownership notes, as we believe there is a relationship between the default behavior of borrowers and the brand associated with the vacation ownership property they have acquired, supplemented by the FICO scores of the buyers. In addition to quantitatively calculating the loan loss reserve based on our static pool analysis, we supplement the process by evaluating certain qualitative data, including the aging of the respective receivables and current default trends by brand and origination year.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Balances of our vacation ownership notes receivable by brand and by FICO score were as follows (in millions):

	March 31, 2015
	700+	600-699	<600	No Score	Total
Westin	$186	$87	$5	$35	$313
Sheraton	156	134	16	61	367
Other	9	2	—	5	16

Vacation ownership notes receivable, gross	$351	$223	$21	$101	$696

	December 31, 2014
	700+	600-699	<600	No Score	Total
Westin	$189	$88	$6	$34	$317
Sheraton	159	136	16	60	371
Other	9	2	—	5	16

Vacation ownership notes receivable, gross	$357	$226	$22	$99	$704

Given the significance of the total originations of vacation ownership notes receivable in our static pool models, a change in the overall projected default rate in our static pool models can have a significant impact to our loan loss reserve requirements, with a 10 basis point change estimated to have an impact of approximately $5 million.

We consider a vacation ownership note receivable delinquent when it is more than 30 days outstanding. All delinquent loans are placed on nonaccrual status, and we do not resume interest accruals until payment is made. In the event that payments are made while a vacation ownership note receivable is considered delinquent, we apply payments we receive for vacation ownership notes receivable on non-accrual status first to interest, then to principal and any remainder to fees. We resume accruing interest when vacation ownership notes receivable become current.

We consider loans to be in default upon reaching more than 120 days outstanding, at which point, we generally commence the reacquisition process. Uncollectible vacation ownership notes receivable are written off when title to the unit is returned to us. We generally do not modify vacation ownership notes receivable that become delinquent or upon default.

Delinquent and defaulted notes receivable in non-accrual status amounted to $43 million and $42 million as of March 31, 2015 and December 31, 2014, respectively.

Past due balances of vacation ownership notes receivable were as follows (in millions):

			Delinquent			Defaulted (1)	Total
	Total	Current	31-60 Days	61-90 Days	91-120 days	>120 Days
March 31, 2015	$696	$653	$9	$6	$5	$23	$43
December 31, 2014	$704	$662	$9	$4	$5	$24	$42

(1)	Notes receivable in excess of 120 days are considered defaulted and have been fully reserved in our loan loss reserve.

Note 6. Inventory

Inventory consisted of the following (in millions):

	March 31, 2015	December 31, 2014
Completed unsold vacation ownership products	$130	$117
Vacation ownership products construction in process	91	96

Inventory	$221	$213

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Note 7. Property and Equipment, net

Property and equipment consisted of the following (in millions):

	March 31, 2015	December 31, 2014
Land	$79	$79
Buildings and improvements	469	467
Furniture, fixtures and equipment	227	224
Leasehold improvements	30	30
Construction work in process	19	17

	824	817
Less accumulated depreciation and amortization	(326)	(319)

Property and equipment, net	$498	$498

Note 8. Securitized Vacation Ownership Debt

Securitized vacation ownership debt consisted of the following (in millions):

	March 31, 2015	December 31, 2014
2009 securitization, interest rate at 5.81%, maturing 2015	$8	$13
2010 securitization, interest rates ranging from 3.65% to 4.75%, maturing 2021	66	72
2011 securitization, interest rates ranging from 3.67% to 4.82%, maturing 2025	77	81
2012 securitization, interest rates ranging from 2.00% to 2.76%, maturing 2023	78	83

Securitized vacation ownership debt	$229	$249

During the three months ended March 31, 2015 and 2014, interest expense associated with securitized vacation ownership debt totaled $2 million and $3 million, respectively, and is reflected within consumer financing expenses on our interim combined statements of comprehensive income. As of March 31, 2015 and December 31, 2014, accrued interest associated with securitized vacation ownership debt totaled $1 million in each period. The securitized debt is non-recourse with no contractual minimum repayment amounts throughout its term. The amount of each principal payment is contingent on the cash flows from the underlying vacation ownership notes in a given period. Refer to Note 5 – Vacation Ownership Notes Receivable, net for the stated maturities of our securitized vacation ownership notes receivable, which provide an indication of the potential repayment pattern before the impact of any prepayments or defaults.

Note 9. Restructuring

During 2009, we ceased development of two vacation ownership projects as a result of economic considerations during that time. One of the projects is located in the United States and the other is located in Mexico. As a result, certain exit costs associated with contractual obligations relating to the two projects were identified and a $14 million liability was established. The liability was based upon the estimated future cash flows of the respective contractual obligations discounted at a 12% rate. The total amount of other liabilities related to restructuring in the interim combined balance sheets as of March 31, 2015 and December 31, 2014 was $14 million. Our contractual obligations associated with the two ceased projects will continue into perpetuity unless the projects are developed and sold or the remaining undeveloped land is sold, at which time the liability would transfer.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Note 10. Income Taxes

We have calculated the income tax provision included in these interim combined financial statements based on a separate return methodology, as if the entities were separate taxpayers in the respective jurisdictions. During the periods presented, most of the legal entities included in these interim combined financial statements did not file separate tax returns as they were included in the tax grouping of Starwood within the respective jurisdiction. As a result, our deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those recognized in historical periods. We provide for income taxes in accordance with principles contained in ASC Topic 740, Income Taxes. The total amount of unrecognized tax benefits as of March 31, 2015 was $22 million, of which $10 million would affect our effective tax rate if recognized.

We recognize interest and penalties related to unrecognized tax benefits through income tax expense. As of March 31, 2015, we had $3 million accrued for the payment of interest and had no accruals for the payment of penalties.

We are subject to taxation in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. As of March 31, 2015, we are no longer subject to examination by U.S. federal taxing authorities for years prior to 2007 or to examination by any U.S. state taxing authority prior to 2002. All subsequent periods remain eligible for examination. In the significant foreign jurisdictions in which we operate, we are no longer subject to examination by the relevant taxing authorities for any years prior to 2009. We do not expect material changes in unrecognized tax benefits within the next twelve months.

Note 11. Stock-Based Compensation

Starwood maintains long-term incentive plans for the benefit of its officers, directors and employees, including certain of our employees. The following disclosures represent the portion of the Starwood Stock Plan expenses maintained by Starwood in which our employees participated. Compensation expense associated with Starwood corporate employees is included within the general and administrative costs allocated to us by Starwood, as discussed below in Note 14 – Related Party Transactions. All stock-based awards granted under the Starwood Stock Plans relate to Starwood’s stock. As such, all related equity account balances are reflected in Starwood’s interim consolidated statements of stockholders’ equity and have not been reflected in our interim combined financial statements.

During the first quarter of 2015, Starwood granted 56,815 shares of restricted stock to certain employees under the Starwood 2013 LTIP with a weighted average grant-date-fair value of $80.00. The aggregate number of new shares available to be granted under the Starwood 2013 LTIP at March 31, 2015 was approximately 10.2 million.

We recognize compensation expense over the service period, which is typically three years, equal to the fair market value of the stock on the date of grant. During the three months ended March 31, 2015 and 2014 we recorded stock-based employee compensation expense of $1 million in each period. The tax benefits associated with stock-based compensation expense were insignificant in each period.

As of March 31, 2015, there was approximately $8 million of unrecognized compensation cost, net of estimated forfeitures, related to unvested awards held by our employees, which is expected to be recognized over a weighted-average period of 1.52 years on a straight-line basis.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Note 12. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of our financial instruments (in millions):

		March 31, 2015		December 31, 2014
	Hierarchy level	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Restricted cash	1	$44	$44	$69	$69
Vacation ownership notes receivable, net	3	603	759	608	763

Total financial assets		$647	$803	$677	$832

Liabilities
Securitized debt	3	$229	$238	$249	$258

Total financial liabilities		$229	$238	$249	$258

Off-balance sheet
Surety bonds	2	$—	$7	$—	$7

Total off-balance sheet		$—	$7	$—	$7

The carrying value of our restricted cash approximates its fair value. We estimate the fair value of our vacation ownership notes receivable, net using assumptions related to current securitization market transactions. The amount is then compared to a discounted expected future cash flow model using a discount rate commensurate with the risk of the underlying notes, primarily determined by the credit worthiness of the borrowers based on their FICO scores. The results of these two methods are then evaluated to determine the estimated fair value.

Our non-public, securitized debt fair value is determined based upon discounted cash flows for the debt at rates deemed reasonable for the type of debt, prevailing market conditions and the length to maturity for the debt.

The fair values of our surety bonds are estimated to be the same as the contract values based on the nature of the fee arrangements with the issuing financial institutions. Surety bonds issued on our behalf represent guarantees relating to our operations, e.g. tax appeals and/or insurance associated with large deductible insurance programs, primarily required by state or local governments.

Note 13. Commitments and Contingencies

Insurance Recoveries

Hurricane Odile. During September 2014, we sustained damages as a result of Hurricane Odile at The Westin Resort and Spa, Los Cabos and other related assets. As a result, the property temporarily ceased operations and is not expected to reopen before December 31, 2015. During the first quarter of 2015, we received $5 million of insurance proceeds from our insurance carrier. As of March 31, 2015 and December 31, 2014, our insurance claim receivable totaled $4 million and $9 million, respectively, and was recorded within accounts receivable, net in our interim combined balance sheets. Final estimates of the total costs to repair the damages and re-open the hotel, and the ultimate amount of insurance recoveries, are in process.

During 2014, we also filed a business interruption claim with our insurance provider relating to the hurricane. During the three months ended March 31, 2015, we received an additional $3 million of business interruption insurance proceeds, resulting in a total of $4 million reflected as other liabilities in our combined balance sheets as of March 31, 2015. The proceeds will be recognized in earnings once all contingencies related to the reimbursement have been resolved.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Litigation

We are involved in various legal matters that have arisen in the normal course of business. We accrue for liabilities related to litigation matters when available information indicates that the liability is probable and the amount can be reasonably estimated. Legal costs such as outside counsel fees and expenses are charged to expense in the period incurred.

Note 14. Related Party Transactions

Services and General Corporate Overhead Provided by Starwood

Our combined financial statements include costs for services provided to us by Starwood including, but not limited to, information technology support, systems maintenance, financial services, human resources and other shared services. Historically, these costs were charged to us on a basis determined by Starwood to reflect a reasonable allocation to us of the actual costs incurred to perform these services. During the three months ended March 31, 2015 and 2014, Starwood charged us approximately $2 million each period for such services.

Starwood allocated indirect general and administrative costs to us for certain functions and services provided to us by Starwood, including, but not limited to, executive office, legal, tax, finance, internal audit, treasury, investor relations, human resources and other administrative support, primarily on the basis of our proportion of Starwood’s overall room count. During the three months ended March 31, 2015 and 2014, we were allocated $1 million of Starwood’s indirect general and corporate overhead expenses in each period, and have included these expenses in general and administrative expenses in our interim combined statements of comprehensive income.

Both Starwood and us consider the basis on which the expenses have been allocated to us to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 1: Financial Statements. We determined that our proportion of Starwood’s total room count was a reasonable reflection of Starwood’s time and cost related to the historical oversight of our business. The allocations may not, however, reflect the expense, positively or negatively, we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced, and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchase services from either Starwood or third parties.

Cash Management and Financing

Starwood did not allocate to us the cash and cash equivalents that Starwood held at the corporate level for any of the periods presented. Cash in our interim combined balance sheets primarily represent cash held by international entities at the local level. We reflect transfers of cash to and from Starwood’s cash management system as a component of net Parent investment. All historical funding, excluding our securitized debt, was financed by Starwood and historical financing decisions have ultimately been determined by central Starwood treasury operations. Starwood’s third-party debt, and the related interest expense, except for amounts capitalized in inventory and property and equipment, have not been allocated to us for any of the periods presented, as we were not the legal obligor of the debt and the Starwood borrowings were not directly attributable to us. The transactions to reconcile the net Parent investment, including our transfer of cash to and from Starwood, are reflected in our interim combined statements of cash flows as net transfers from/(to) Parent.

Insurance Programs

Starwood provides us with a portfolio of insurance coverages including, but not limited to: property, workers’ compensation, auto liability, auto physical damage, general liability, umbrella-excess liability and directors’ and officers’ liability. The majority of these coverages are procured through the commercial insurance marketplace, and may be subject to deductibles, self-insured retentions, terms, conditions, and/or sub limits reasonable and customary to our industry. We may share coverage with other insured locations. In addition, Starwood’s wholly owned captive insurance company may also participate in the underwriting of some of these coverages in exchange for premiums received.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Premiums associated with these insurance programs have historically been charged to and reflected within our interim combined statements of comprehensive income. These premiums, net of HOA reimbursements, amounted to $2 million for each of the three month periods ended March 31, 2015 and 2014.

SPG Program

We participate in the SPG Program and we offer Starpoints to customers as incentives to purchase vacation ownership products and/or through exchange and other activities. Preferred Guest, Inc. (“PGI”), maintains and administers the SPG Program.

Our liability to PGI for Starpoints issued but not yet paid totaled $8 million as of March 31, 2015 and December 31, 2014, and was classified in the interim combined balance sheets as accrued liabilities. Starpoints redeemed for stays at our resorts, to be reimbursed to us by PGI, totaled $1 million as of both March 31, 2015 and December 31, 2014, and was classified in the interim combined balance sheets as accounts receivable. Our purchases (net of reimbursements from Starwood) of Starpoints from PGI amounted to $12 million for each of the three month periods ended March 31, 2015 and 2014.

Management Fees

We receive a management fee from our resort HOAs when acting as the manager for the property. For vacation ownership properties with a close proximity to a Starwood property, Starwood may provide certain management services on our behalf. We pay Starwood a portion of the management fee as compensation for providing these services, which amounted to $1 million for each of the three month periods ended March 31, 2015 and 2014. These amounts are presented in resort and vacation network management expenses in our interim combined statements of comprehensive income.

Centralized Services Fees

Starwood charges our hotels and resorts fees related to various management, marketing and licensing activities. During the three months ended March 31, 2015 and 2014, these fees totaled $5 million in each period, which were reflected in resort operations and ancillary services expenses in our combined statements of comprehensive income.

Note 15. Segment Reporting

We present our earnings in three segments:

(i)	Vacation ownership sales and financing, which includes the acquisition, development, marketing and sales of vacation ownership products, and also includes consumer financing activities related to sales of vacation ownership products;

(ii)	Management and rental operations, which includes fee revenues pursuant to long-term management contracts with our HOAs for managing our resorts, recurring annual and transactional management fees from our owners for belonging to and using our vacation network, as well as rental revenues at our vacation ownership resorts and our Transferred Properties. We also provide ancillary services, which include the sales of goods and services at restaurants, spas, golf courses and other retail and service outlets located at our resorts; and

(iii)	Residential, which includes operations related to the sales of residential units at SRBH, which was fully sold at December 31, 2014. The legal entity that developed SRBH and the rights to sell residential units using Starwood brand names will be retained by Starwood after the spin-off.

Vistana Signature Experiences, Inc.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

Our reportable segments each have a segment manager who is responsible for the management of the segment. Each segment manager reports into our Chief Executive Officer who is also the CODM. Financial information for each reportable segment is reviewed by the CODM to assess performance and make decisions regarding the allocation of resources.

The CODM primarily evaluates the operating performance of a segment based on segment earnings. We define segment earnings as net income before general and administrative expenses, depreciation and amortization, other net expenses and taxes. We also exclude certain recurring and nonrecurring items, such as restructuring charges, equity earnings on unconsolidated joint venture and gains/losses on asset dispositions and impairments. Additionally, elimination of intersegment revenues and expenses upon combination are also outside of the segments in the tables below.

We believe that it is impracticable to allocate specific assets and liabilities related to each reportable segment. In addition, our CODM does not review our interim balance sheets by reportable segment as part of his evaluation of segment performance. Consequently, no balance sheet segment information has been presented.

Information about the results of each of our reportable segments for the periods presented below is as follows (in millions):

	Three months ended March 31,
	2015	2014
Revenues
Vacation ownership sales and financing	$108	$95
Management and rental operations	144	137
Residential	—	13
Eliminations	(6)	(3)

Total revenues	$246	$242

	Three months ended March 31,
	2015	2014
Segment Earnings Reconciliation to Net Income
Vacation ownership sales and financing	$33	$25
Management and rental operations	29	25
Residential	—	10

Total segment earnings	62	60
General and administrative expenses	(11)	(11)
Depreciation and amortization	(9)	(9)
Other expenses, net	(1)	(2)
Income tax (expense)	(16)	(14)

Net income	$25	$24